FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2008

Commission File Number: 0-16350

WPP GROUP PLC

(Translation of registrant's name into English)

27 Farm Street, London W1J 5RJ England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

EXHIBIT INDEX

Exhibit No.	Description
1	Annual Report & Accounts 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

WPP GROUP PLC
(Registrant)

Date: May 9, 2008

By:
Paul Richardson
Group Finance Director

WPP

May 2008

Dear Share Owner,

We are delighted to enclose your copy of the 2007 Annual Report and Accounts. The Notice of Annual General Meeting and Proxy Card will follow shortly.

As always, the Report is written for a number of different audiences: for clients, both current and prospective; for our people; for analysts and the financial community; as well as, most importantly, for you – our share owners – throughout the world.

For our 2005 Report, we drew our visual inspiration from India; for the 2006 Report from China; and in this year's Report, we're pleased to showcase some remarkable work from Africa. I hope you enjoy both its look and its content. As always, your views would be very welcome.

Best wishes,

Martin Sorrell

Sir Martin Sorrell
Group Chief Executive
msorrell@wpp.com

Enc



The fast read

For a quick, pre-digested, highly-compressed version of this Annual Report: read the next six pages.

The full story starts on page 8. Please read that, too.



Who we are

WPP is a world leader in marketing communications services. It comprises leading companies in all these disciplines:

- Advertising
- Media Investment Management
- Information, Insight & Consultancy
- Public Relations & Public Affairs
- Branding & Identity
- Healthcare Communications
- Direct, Digital, Promotion & Relationship Marketing
- Specialist Communications

There are more than 100 companies within the Group – and each is a distinctive brand in its own right. Each has its own identity, commands its own loyalty, and is committed to its own, specialist expertise. That is their individual strength. Clients seek their talent and their experience on a brand-by-brand basis. Between them, our companies work with over 340 of the Fortune Global 500, over one-half of the NASDAQ 100 and over 30 of the Fortune e-50.

It is also of increasing value to clients that WPP companies can work together, as increasingly they do: providing a tailor-made range of communications services, centrally integrated. Over 600 clients are now served in three distinct disciplines. More than 370 clients are served in four disciplines and these clients account for over 58% of Group revenues. Group companies now work with over 270 clients across six or more countries.

Collectively, 110,000* people work for WPP companies; out of 2,000 offices in 106 countries.

* Including associates.

Our companies and their websites are listed on pages 10 and 11.

Why we exist

Our mission

**To develop and manage talent;
to apply that talent,
throughout the world,
for the benefit of clients;
to do so in partnership;
to do so with profit.**

Within the WPP Group, our clients have access to companies with all the necessary marketing and communications skills; companies with strong and distinctive cultures of their own; famous names, many of them.

WPP, the parent company, complements these companies in three distinct ways.

■ First, it relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally. For the operating companies, every administrative hour saved is an extra hour to be devoted to the pursuit of professional excellence.

■ Second, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients. Such collaborations have the additional benefit of enhancing the job satisfaction of our people. The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; in procurement and information technology; in knowledge sharing and practice development.

■ And, finally, WPP itself can function as the 21st-century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

Read more about our role on page 12.

What we think

The Advertising & Marketing Services Industry: Distance and science demand different skills
by Sir Martin Sorrell

Against expectations, 2007 was our strongest year ever, with record billings, revenues and operating margins.

Over the horizon, demographic and technological change will influence our performance. As ever, threats vie with opportunities.

The internet and media fragmentation will continue to exercise us and our clients, as will overproduction, commoditisation and the hegemony of Big Retail. Branding and product differentiation – our core business – will be crucial.

At the same time, the growth of Asia Pacific, other BRICs nations and the 'Next 11' will outshine Europe and America. WPP holds leading positions in most of these expanding markets.

Government spending on both sides of the Atlantic coupled with the sub-prime crisis and housing difficulties will undoubtedly influence 2008. Against that, however, a big-spending US presidential campaign, the Olympics and the European Football Championships promise a positive outlook for our business.

Sir Martin Sorrell's article begins on page 80.

If We Choose to Believe What Emerson Didn't Say, Then We're All Doomed
by Jeremy Bullmore

"There's an interesting work of fiction to be written quite soon. Indeed, it's probably in draft already. It will chronicle, with all the imagination and persuasiveness of a George Orwell, the birth and turbulent development of The New Age of Abstinence."

Jeremy Bullmore's essay can be read in full on pages 103 to 105.

How we're doing

Financial summary*

	2007	2006	Change %
Billings	**£31,666m**	£30,141m	+5.1
Revenue	**£6,186m**	£5,908m	+4.7
Headline EBITDA[1]	**£1,072m**	£1,002m	+7.0
Headline operating profit[1]	**£887m**	£822m	+7.9
Reported operating profit	**£805m**	£742m	+8.5
Headline PBIT[1]	**£928m**	£859m	+8.0
Headline PBIT margin	**15.0%**	14.5%	+0.5
Headline PBT[1]	**£817m**	£766m	+6.7
Reported PBT	**£719m**	£682m	+5.5
Headline diluted earnings per share[1,3]	**46.0p**	42.0p	+9.5
Headline diluted earnings per ADR[1,2,3]	**$4.63**	$3.92	+18.1
Ordinary dividend per share	**13.45p**	11.21p	+20.0
Ordinary dividend per ADR[2]	**$1.35**	$1.03	+31.1
Net debt at year-end	**£1,286m**	£815m	+57.8
Average net debt[4]	**£1,458m**	£1,214m	+20.1
Ordinary share price at year-end	**647.0p**	690.5p	-6.3
ADR price at year-end	**$64.29**	$67.78	-5.1
Market capitalisation at year-end	**£7,709m**	£8,566m	-10.0

	At 16 April 2008
Ordinary share price	**616.0p**
ADR price	**$60.96**
Market capitalisation	**£7,241m**

Notes

* The financial statements have been prepared under IFRS (International Financial Reporting Standards, incorporating International Accounting Standards).

[1] The calculation of 'headline' measurements of performance (including Headline EBITDA, Headline operating profit, Headline PBIT, Headline PBT and Headline earnings) is shown in note 31 of the financial statements.

[2] One American Depositary Receipt represents five ordinary shares. These figures have been translated for convenience purposes only using the income statement exchange rates shown on page 160. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

[3] Earnings per share is calculated in note 9 of the financial statements.

[4] Average net debt is defined on page 190.

2007 results

Record results in our twenty-second year again reflect the continued steady strength of the world economy, despite the current credit and liquidity crisis, positively impacting almost all disciplines and geographies and the strength of the Group's operating brands and franchise. 2007 also saw an historically unprecedented run of new business wins across the Group, building a strong base for 2008.

Billings were up 5.1% at £31.7 billion. Reportable revenue was up 4.7% to £6.186 billion. Revenue, including 100% of associates, is estimated to total over £7.3 billion. On a constant currency basis, revenue was up 8.2%, chiefly due to the 8.6% decline in the US dollar against the pound sterling.

Headline earnings before interest, depreciation and amortisation rose 7.0% to £1.072 billion and 9.2% in constant currencies. Headline profit before interest and tax was up 8.0% to £928 million. Reported profit before interest and tax was up 8.1% to £846 million and up 10.0% in constant currencies. Headline profit before tax or profit pre-goodwill impairment, amortisation of acquired intangibles, investment gains and write-downs, revaluation of financial instruments and tax was up 6.7% to £817 million and up 8.8% in constant currencies. Headline operating margin (including income from associates) increased 0.5 margin points to a record 15.0% from 14.5%.

Diluted headline earnings per share were up 9.5% at 46.0p. In constant currencies, earnings per share on the same basis were up 13.6%. Diluted earnings per share rose by 8.0% to 38.0p and by 12.0% in constant currencies.

The final dividend increased to 9.13p per share, making a total of 13.45p per share for 2007, a 20% increase over 2006.



Sector and geographic performance

By discipline, Media Investment Management led the way, together with Public Relations & Public Affairs and Specialist Communications. Public Relations & Public Affairs continued to grow strongly, even at a late stage in the economic cycle. Advertising, Information, Insight & Consultancy, and Branding & Identity and Healthcare Communications also registered good performances.

Marketing services rose to almost 54% of our revenues in 2007, up from 52% in 2006. Advertising and Media Investment Management comprised the other 46%.

By geography, Asia Pacific, Africa and the Middle East, Latin America and Central and Eastern Europe led the way. The US showed surprisingly solid growth along with Spain. The only laggards were the UK, and to some extent France, although Germany and Italy showed some improvement. As a result, markets outside North America now account for over 62% of our revenues, up from 60% in 2006.

Net debt and cash flow

The Group's net debt increased to £1.286 billion at year end compared with £815 million at the end of 2006, largely reflecting acquisition spend and share repurchases. Cash flow strengthened as a result of improved working capital management and cash flow from operations.

Future objectives

We will continue to focus on our key objectives – improving operating profits and margins, increasing cost flexibility, using free cash flow to enhance share owner value and improve return on capital employed, continuing to develop the role of the parent company in adding value to our clients and people, developing our portfolio in high-revenue growth areas, both geographically and functionally, and improving our creative quality and capabilities.

Our letter to share owners starts on page 18.

Our 2007 operating & financial review and financial statements are presented in full on pages 141 to 191 and at www.wpp.com/investor.

2007 revenue[1] by geography %

North America	38
UK	14
Continental Europe	26
Asia Pacific, Latin America, Africa & Middle East	22

2007 headline PBIT[1,2] by geography %

North America	43
UK	12
Continental Europe	23
Asia Pacific, Latin America, Africa & Middle East	22

2007 revenue[1] by sector %

Advertising and Media Investment Management	46
Information, Insight & Consultancy	15
Public Relations & Public Affairs	10
Branding & Identity, Healthcare and Specialist Communications	29

2007 headline PBIT[1,2] by sector %

Advertising and Media Investment Management	50
Information, Insight & Consultancy	11
Public Relations & Public Affairs	12
Branding & Identity, Healthcare and Specialist Communications	27

Notes

[1] Percentages are calculated on a constant currency basis. See definition on page 190.
[2] Headline PBIT: The calculation of Headline PBIT is set out in note 31 of the financial statements.

Who runs WPP

Non-executive chairman

Philip Lader
Chairman of the Nomination Committee
Member of the Compensation Committee

Executive directors

Sir Martin Sorrell
Chief executive

Paul Richardson
Finance director
Chairman of the Corporate Responsibility Committee

Mark Read
Strategy director

Non-executive directors

Colin Day
Member of the Audit Committee

Esther Dyson
Member of the Compensation Committee

Orit Gadiesh

David Komansky
Member of the Nomination Committee

Christopher Mackenzie
Member of the Nomination Committee

Stanley (Bud) Morten
Member of the Audit Committee
Senior independent director

Koichiro Naganuma

Lubna Olayan

John Quelch

Jeffrey Rosen
Chairman of the Compensation Committee
Member of the Audit Committee

Timothy Shriver

Paul Spencer
Chairman of the Audit Committee

Members of the Advisory Board

Jeremy Bullmore

John Jackson

Company Secretary

Marie Capes

Directors' biographies appear on pages 106 to 108.

How we behave

Corporate governance

The Board of Directors as a whole is collectively accountable to the Company's share owners for good corporate governance and is committed to achieving compliance with the principles of corporate governance set out in the Combined Code.

Our goal is to comply with relevant laws, regulations, and guidelines such as the Combined Code, the US Sarbanes-Oxley Act 2002, the NASDAQ rules and where practicable, with the guidelines issued by institutional investors and their representative bodies.

WPP operates a system of internal control, which is maintained and reviewed in accordance with the Combined Code and the guidance in the Turnbull Report as well as the relevant provisions of the Securities Exchange Act 1934 and related SEC rules as they currently apply to the Company. In the opinion of the Board, the Company has complied throughout the year with the Combined Code, the Turnbull Report and also with the relevant provisions of the Securities Exchange Act 1934 and SEC rules.

Corporate responsibility

WPP's Corporate Responsibility Committee, which is chaired by Paul Richardson, advises on policy, monitors emerging issues and co-ordinates communication among Group companies. WPP's five most significant corporate responsibility issues are:

- **The social and environmental impact** of our work for clients.
- **The impact of our work**, including marketing ethics, compliance with marketing standards, protection of consumer privacy, social and cause-related marketing.
- **Employment**, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety. In 2007, WPP invested £38.6 million in training and wellbeing across the Group.
- **Social investment**, including pro bono work, donations to charity and employee volunteering. In 2007, our total social investment was worth £16.3 million, equivalent to 0.3% of revenue (2% of reported profit before tax). This includes £12.8 million in pro bono work (based on the fees the benefiting organisations would have paid for our work) and £3.5 million in donations.
- **Climate change**, including the emissions from energy used in our offices and during business travel.

Full details of our governance policies and practices, and our corporate responsibility activities, can be found on pages 111 to 127.

How we're rewarded

Executive remuneration policy is set by WPP's Compensation Committee and is governed by three guiding principles:

- Competitiveness
- Performance
- Alignment to share owner interests

In 2007, the Compensation Committee addressed several key aspects of Group-wide compensation, including the need to balance employment costs with growth, maintaining appropriate levels of recognition and reward, and the impact of new and complex US tax rules on compensation.

The committee is mindful of the need to maintain competitive levels of compensation with a large element dependent on performance and comprising shares as well as cash, so as to align the interests of executives with those of share owners. This is achieved by making:

- Single-year performance awards delivered as restricted stock awards and vesting two years after the end of the one-year performance period.
- Similarly, at the parent company level, grants of Executive Share Awards, also vesting two years after the end of the one-year performance period.
- Awards of stock made on an annual basis to WPP Leaders, Partners and High Potential groups in the form of restricted stock which vest three years after grant.
- To those key executives (including executive directors) whose contributions transcend their day-to-day role, grants under the co-investment LEAP Plan resulting in the award of matching shares, dependent on performance, after a four- or five-year performance period.

Our directors' remuneration and interests are set out on pages 136 to 139. A full report from the Compensation Committee starts on page 129.



About share ownership

WPP is quoted on the London Stock Exchange and NASDAQ in New York.

Analysis of shareholdings

Issued share capital as at 31 December 2007: 1,191,491,263 ordinary shares owned by 11,831 share owners.

Share owners by geography %

UK	39
US	32
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	29

Share owners by type %

Institutional investors	95
Employees	4
Other individuals	1

Substantial share ownership

As at 24 April 2008, the Company is aware of the following interests of 3% or more in the issued ordinary share capital:

Massachusetts Financial Services Company	5.01%
Invesco plc	5.00%
Legal & General	4.44%
WPP ESOPs	3.68%

The disclosed interests of all of the above refer to the respective combined holdings of those entities and to interests associated with them. The Company has not been notified of any other holdings of ordinary share capital of 3% or more.

Share owner relations

WPP has a continuous program to address the needs of share owners, investment institutions and analysts, supplying a regular flow of information about the Company, its strategy and performance. WPP's website, www.wpp.com, provides current and historical financial information including trading statements, news releases and presentations.

More information relating to share ownership can be found on pages 193 to 195.

Landor
brand ami
CENTER PARTNERS
ziment Group
HILL & KNOWLTON
wg
addison
CommonHealth
gt
HS Ad
IP4N
B•K•S•H & Associates
REFRESHING > B < T
MEDIACOM
BDG workfutures
RESEARCH INTERNATIONAL
YOUNG & RUBICAM BRANDS
IMRB International
BRAND UNION
The Brand Union
The Focus Network
:m
Glendinning
bmrb
GREY group
studiocom
ADK
dovetail
K&L Advertising
winglatino
AGENDA
PACE
plano.trio
wunderman
KnowledgeBase Marketing, Inc.
A WUNDERMAN COMPANY
Kantar
HenleyCentreHeadlightVision
AquaOnline
ghg Grey Healthcare Group
CANNONDALE
JWT
performance
BRIERLEY & PARTNERS
OgilvyOne worldwide
Buchanan communications
SH Sudler & Hennessey
bates 141
OgilvyInteractive worldwide
OgilvyAction
PUBLICSTRATEGIESINC
Ogilvy Primary Contact
Cohn & Wolfe Driven by Ideas
Diamond Ogilvy Group
BROUILLARD
141 worldwide
rtcrm
blast radius
VML
thebravogroup
amg Connect
spafax
MAXUS
PSB Penn, Schoen & Berland Associates, Inc.
CONTRACT
mjm
BLUE
marsteller
JOOSHUA

farm
MosaicaMD
GREY
REDWORKS
SANTO
JWT INSIDE
JOHANNES LEONARDO
Y&R
LIGHTSPEED RESEARCH
Burson-Marsteller
HighCo
ohal
groupm
Ogilvy
MillwardBrown
STORE
kmr group
BRIDGE WORLDWIDE
MindShare
FINSBURY
neo@Ogilvy
metro
digit
ADDEDVALUE
everystone
uncovering opportunities and delivering value
UNITED
[BRANDBUZZ]
THE FOOD GROUP
Dentsu Y&R
CHIME COMMUNICATIONS PLC
ALLIANCE
MAXX
ZAAZ
24/7 REALMEDIA
WARWICKS
imagina
FITCH
DaVinci
MATTSONJACK
Catalyst on-line
SOHO SQUARE
mediaedge:cia
Lambie-Nairn
S,C,P,F...
GRASS ROOTS
inspiring people
Ogilvy
Ogilvy Public Relations Worldwide
ROBINSON LERER & MONTGOMERY
STRATEGIC COMMUNICATIONS
TAPSA
Ogilvy Healthworld
GLOBAL SPORTNET
schematic
COLEY PORTER BELL
BANNER
dialogue
kinetic
DSG DEWEYSQUAREGROUP
bravo
Quasar
G2
clarion communications
Headcount
THE PARTNERS
syzygy
EWA Bespoke Communications
BPRI
MALONE ADVERTISING
FORWARD
Wexler & Walker
public policy associates
Quinn Gillespie
& Associates LLC

Our companies & associates

Advertising

ADK[1]
www.adk.jp

Bates 141
www.bates141.com

BrandBuzz■
www.brandbuzz.com

CHI & Partners[1]
www.chiandpartners.com

DaVinci

Dentsu Y&R[1,2,■]
www.yandr.com

Diamond Ogilvy
www.diamond.co.kr

Grey♦
www.grey.com

HS Ad[1]
www.hs-ad.co.kr

JWT
www.jwt.com

Johannes Leonardo[1,4]
www.johannesleonardo.com

Marsteller Advertising■
www.marsteller.com

Ogilvy & Mather Worldwide
www.ogilvy.com

Santo
www.santo.net

Soho Square
www.sohosq.com

TAPSA
www.tapsa.es

The Voluntarily United Group of Creative Agencies
www.group-united.com

Y&R■
www.yandr.com

Media Investment Management

GroupM:
www.groupm.com

MAXUS
www.maxusglobal.com

MediaCom
www.mediacom.com

Mediaedge:cia
www.mecglobal.com

MindShare
www.mindshareworld.com

Outrider
www.outrider.com

BrandAmp[2]
www.brandamp.co.uk

Other media agencies
Kinetic Worldwide[2]
www.kineticww.com

KR Media[1]

Information, Insight & Consultancy

The Kantar Group:
www.kantargroup.com

Added Value Group
www.added-value.com

BMRB International
www.bmrb.co.uk

BPRI
www.bprigroup.com

Cannondale Associates
www.cannondaleassoc.com

Center Partners
www.centerpartners.com

Glendinning
www.glendinning.biz

Henley Centre HeadlightVision Yankelovich
www.hchlv.com
www.yankelovich.com

IMRB International
www.imrbint.com

Japan Kantar Research
www.jp.kantargroup.com

Kantar Operations
www.kantaroperations.com

KMR Group
www.kmr-group.com

- AGBNielsen Media Research[2]
  www.agbgroup.com
- IBOPE Media Information[1]
  www.ibope.com.br
- Marktest[1]
- Mediafax

Lightspeed Research
www.lightspeedresearch.com

Management Ventures
www.mventures.com

Mattson Jack Group
www.mattsonjack.com

Millward Brown
www.millwardbrown.com

Research International
www.research-int.com

RMS Instore
www.rms-uk.com

Ziment Group
www.zimentgroup.com

Other marketing consultancies
Everystone
www.everystonegroup.com

ohal
www.ohal-group.com

Public Relations & Public Affairs

BKSH■
www.bksh.com

Blanc & Otus
www.blancandotus.com

Buchanan Communications
www.buchanan.uk.com

Burson-Marsteller■
www.bm.com

Chime Communications PLC[1]
www.chime.plc.uk

Clarion Communications
www.clarioncomms.co.uk

Cohn & Wolfe■
www.cohnwolfe.com

Dewey Square Group
www.deweysquare.com

Finsbury
www.finsbury.com

GCI Group♦
www.gcigroup.com

Hill & Knowlton
www.hillandknowlton.com

Ogilvy Government Relations
www.ogilvypr.com

Ogilvy Public Relations Worldwide
www.ogilvypr.com

The PBN Company[1]
www.pbnco.com

Penn, Schoen & Berland■
www.psbsurveys.com

Public Strategies
www.pstrategies.com

Quinn Gillespie
www.quinngillespie.com

Robinson Lerer & Montgomery■
www.rlmnet.com

Timmons and Company
www.timmonsandcompany.com

Wexler & Walker Public Policy Associates
www.wexlergroup.com

Branding & Identity

Addison Corporate Marketing●
www.addison.co.uk

BDGMcColl
www.bdg-mccoll.com

BDGworkfutures
www.bdgworkfutures.com

Coley Porter Bell
www.cpb.co.uk

Dovetail
www.dovetailfurniture.com

FITCH
www.fitchww.com

Lambie-Nairn●
www.lambie-nairn.com

Landor Associates■●
www.landor.com

The Brand Union●.
www.thebrandunion.com

The Partners●
www.thepartners.co.uk

VBAT●
www.vbat.nl

Warwicks
www.warwicks-uk.com

Healthcare Communications

CommonHealth
www.commonhealth.com

Feinstein Kean Healthcare
www.fkhealth.com

GHG●
www.ghgroup.com

Ogilvy Healthworld
www.ogilvyhealthworld.com

Sudler & Hennessey■
www.sudler.com

Direct, Digital, Promotion & Relationship Marketing

A. Eicoff & Co
www.eicoff.com

AGENDA■†
www.agenda-asia.com

AquaOnline■†
www.aquaonline.com

Blast Radius■†
www.blastradius.com

Bridge Worldwide
www.bridgeworldwide.com

Brierley & Partners[1]
www.brierley.com

Dialogue Marketing
www.dialmkg.com

Digit
www.digitlondon.com

EWA
www.ewa.ltd.uk

FullSIX[3]
www.fullsix.com

GT■
www.wearegt.com

Grass Roots[1]
www.grg.com

G2◆
www.g2.com
- G2 Branding & Design
- G2 Interactive
- G2 Direct & Digital
- G2 Promotional Marketing

Headcount Worldwide Field Marketing
www.headcount.co.uk

High Co[1]
www.highco.fr

KnowledgeBase Marketing■
www.knowledgebasemarketing.com

Mando Brand Assurance
www.mando.co.uk

Maxx Marketing
www.maxx-marketing.com

OgilvyAction
www.ogilvyaction.com

OgilvyOne Worldwide
www.ogilvy.com

OOT[3]
www.oot.it

Plano.Trio
www.planotrio.com.br

RMG Connect
www.rmgconnect.com

RTC Relationship Marketing■
www.rtcrm.com

Studiocom■
www.studiocom.com

These Days■†
www.thesedays.com

VML■
www.vml.com

Wunderman■
www.wunderman.com

ZAAZ■†
www.zaaz.com

141 Worldwide
www.141worldwide.com

Specialist Communications

Corporate/B2B

Brouillard
www.brouillard.com

Ogilvy Primary Contact
www.primary.co.uk

Custom media

Forward
www.theforwardgroup.com

Spafax
www.spafax.com

Demographic marketing

The Bravo Group■
www.thinkbravo.com

Kang & Lee■
www.kanglee.com

MosaicaMD

UniWorld[1]
www.uniworldgroup.com

WINGLATINO●
www.winglatino.com

Employer branding/recruitment

JWT Inside
www.jwtinside.com

Event/face-to-face marketing

MJM
www.mjmcreative.com

FITCHLive
www.fitchlive.com

Foodservice marketing

The Food Group
www.thefoodgroup.com

Sports marketing

Global Sportnet
www.globalsportnet.com

OgilvyAction Sports & Entertainment
www.ogilvyaction.com

Performance
www.performance-worldwide.com

PRISM Group
www.prismteam.com

Entertainment marketing

Alliance◆
www.alliance-agency.com

Youth marketing

The Geppetto Group
www.geppettogroup.com

G Whiz◆
www.thinkgwhiz.com

Real estate marketing

Pace
www.paceadv.com

Technology marketing

Banner Corporation■
www.b1.com

Media & production services

Clockwork Capital[1]
www.clockworkcapital.com

The Farm Group
www.farmgroup.tv

Imagina[3]

Metro Group
www.metrobroadcast.co.uk

WPP Digital

BLUE[4]
www.blue-interactive.com

24/7 Real Media[4]
www.247realmedia.com

Quasar[4]
www.quasar.co.in

Schematic[4]
www.schematic.com

syzygy[1,4]
www.syzygy.net

WPP Digital partner companies

iconmobile[1]
www.iconmobile.mobi

JumpTap[3]
www.jumptap.com

LiveWorld[3]
www.liveworld.com

Media Rights Capital[3]

mMetrics[3]
www.mmetrics.com

NuConomy[3]
www.nuconomy.com

Spot Runner[3]
www.spotrunner.com

VideoEgg[3]
www.videoegg.com

Visible Technologies[1]
www.visibletechnologies.com

Visible World[3]
www.visibleworld.com

WildTangent[3]
www.wildtangent.com

WPP knowledge communities

The Channel

The Store
droth@wpp.com

Key

1 Associate
2 Joint venture
3 Investment
4 WPP Digital
■ A Young & Rubicam Brands company
† Part of Wunderman network (Y&R Brands)
● A member of B to D Group
◆ A Grey Group company

As at April 2008

Why we exist

Our mission

To develop and manage talent; to apply that talent, throughout the world, for the benefit of clients; to do so in partnership; to do so with profit.

Between them, WPP companies have tens of thousands of individual clients. They range from Fortune 500 global giants through single-nation start-ups to the smallest of specialist charities. Diverse as they are, they have one thing in common: in pursuing their objectives, they face formidable competition. Growing affluence in many parts of the world – combined with over-capacity and over-supply in almost every significant consumer market – have put more and more power into the hands of consumers, accelerated by technology.

As always, if they are to succeed – or even to survive with profit – every competitive company needs an intrinsically appealing product or service. But that, though it remains the most fundamental of requirements, is no longer enough. Just as competitive costermongers arrange their apples in appealing displays and polish them lovingly to catch their customers' eyes, so all companies need to display their wares compellingly.

They need access to high-quality information, strategic advice and specialist communications skills. And it's in the nature of specialist and creative talent that it is unlikely to flourish within the confines of a manufacturing or service company. People with specialist talents work best – and contribute more – when recruited, trained and inspired by specialist companies.

Within the WPP Group, our clients have access to companies with all the necessary marketing and communications skills; companies with strong and distinctive cultures of their own; famous names, many of them. WPP, the parent company, complements these companies in three distinct ways.

First, it relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally. For the operating companies, every administrative hour saved is an extra hour to be devoted to the pursuit of professional excellence.

Second, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients. Such collaborations have the additional benefit of enhancing the job satisfaction of our people.

The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; in procurement and information technology; in knowledge sharing and practice development.

And finally – a relatively recent development, this – WPP itself can function as the 21st-century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

No two clients are structured in precisely the same way. Within WPP's operating companies, teams can be tailor-made to match any and all.


FERSTAN



How we're doing

Financial summary*

Our twenty-second year was another model year, our best yet, with key measures exceeding any previous year.

	2007	2006	Change %
Billings	£31,666m	£30,141m	+5.1
Revenue	£6,186m	£5,908m	+4.7
Headline EBITDA[1]	£1,072m	£1,002m	+7.0
Headline operating profit[1]	£887m	£822m	+7.9
Reported operating profit	£805m	£742m	+8.5
Headline PBIT[1]	£928m	£859m	+8.0
Headline PBIT margin	15.0%	14.5%	+0.5
Headline PBT[1]	£817m	£766m	+6.7
Reported PBT	£719m	£682m	+5.5
Headline diluted earnings per share[1,3]	46.0p	42.0p	+9.5
Headline diluted earnings per ADR[1,2,3]	$4.63	$3.92	+18.1
Ordinary dividend per share	13.45p	11.21p	+20.0
Ordinary dividend per ADR[2]	$1.35	$1.03	+31.1
Net debt at year-end	£1,286m	£815m	+57.8
Average net debt[4]	£1,458m	£1,214m	+20.1
Ordinary share price at year-end	647.0p	690.5p	-6.3
ADR price at year-end	$64.29	$67.78	-5.1
Market capitalisation at year-end	£7,709m	£8,566m	-10.0

	At 16 April 2008
Ordinary share price	616.0p
ADR price	$60.96
Market capitalisation	£7,241m

Notes

* The financial statements have been prepared under IFRS (International Financial Reporting Standards, incorporating International Accounting Standards).

[1] The calculation of 'headline' measurements of performance (including Headline EBITDA, Headline operating profit, Headline PBIT, Headline PBT and Headline earnings) is shown in note 31 of the financial statements.

[2] One American Depositary Receipt represents five ordinary shares. These figures have been translated for convenience purposes only using the income statement exchange rates shown on page 160. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

[3] Earnings per share is calculated in note 9 of the financial statements.

[4] Average net debt is defined on page 190.

Financial summary

Revenue[1] £m



4,106 4,300 5,374 5,908 6,186
03 04 05 06 07

Headline EBITDA[1,2] £m



661 664 877 1,002 1,072
03 04 05 06 07

Headline PBIT[1,2] £m



Headline PBIT[1,2] margin %
20 16 12 8 4 0
534 560 755 859 928
03 04 05 06 07

Headline diluted earnings per share[1,2] p



Dividends per share p
15 12 9 6 3 0
29.0 27.9 36.0 42.0 46.0
03 04 05 06 07

After tax return on average capital employed[1,3] %



Weighted average cost of capital (WACC)
12 10 8 6 4 2 0
7.5 8.5 9.1 10.4 10.6
03 04 05 06 07

WPP total return to share owners relative to relevant comparators Rebased to 31 December 2002



WPP
FTSE 100
Omnicom
Interpublic
200 150 100 50 0
31.12.02 31.12.03 31.12.04 31.12.05 31.12.06 31.12.07

□ Information for 2003 is on a UK GAAP basis, as previously reported in that year. Figures for 2004, 2005, 2006 and 2007 are presented in accordance with IFRS.

Notes

1 Figures for 2007, 2006, 2005 and 2004 have been prepared in accordance with IFRS (International Financial Reporting Standards, incorporating International Accounting Standards), which the Group adopted in 2005. Figures for 2003 have been prepared under UK GAAP, as previously disclosed in the Group's Annual Report and Accounts.

2 The calculation of 'headline' measurements of performance (including Headline EBITDA, Headline PBIT and Headline earnings) is shown in note 31 of the financial statements.

3 Calculated gross of goodwill and using profit after taxation before goodwill impairment and other goodwill write-downs, gains/losses arising from the revaluation of financial instruments, amortisation and impairment of acquired intangible assets, share of exceptional gains of associates, and investment gains and write-downs.

Average net debt[1,5] £m and interest cover multiples


Net interest[4] cover on Headline PBIT[1,3]
10
8
6
4
2
0
1,480
1,083
1,212
1,214
1,458
03
04
05
06
07

Debt maturity[6] £m


528
–
–
–
–
441
328
368
–
676
08
09
10
11
12
13
14
15
16
17+

2007 revenue[2] by geography %

North America	38
UK	14
Continental Europe	26
Asia Pacific, Latin America, Africa & Middle East	22



2007 Headline PBIT[2,3] by geography %

North America	43
UK	12
Continental Europe	23
Asia Pacific, Latin America, Africa & Middle East	22



2007 revenue[2] by sector %

Advertising and Media Investment Management	46
Information, Insight & Consultancy	15
Public Relations & Public Affairs	10
Branding & Identity, Healthcare and Specialist Communications	29



2007 Headline PBIT[2,3] by sector %

Advertising and Media Investment Management	50
Information, Insight & Consultancy	11
Public Relations & Public Affairs	12
Branding & Identity, Healthcare and Specialist Communications	27



☐ Information for 2003 is on a UK GAAP basis, as previously reported in that year. Figures for 2004, 2005, 2006 and 2007 are presented in accordance with IFRS.

Notes

1. Figures for 2007, 2006, 2005 and 2004 have been prepared in accordance with IFRS (International Financial Reporting Standards, incorporating International Accounting Standards), which the Group adopted in 2005. Figures for 2003 have been prepared under UK GAAP, as previously disclosed in the Group's Annual Report and Accounts.
2. Percentages are calculated on a constant currency basis. See definition on page 190.
3. The calculation of Headline PBIT is set out in note 31 of the financial statements.
4. Interest in 2007, 2006 and 2005 excludes finance costs arising from the revaluation of financial instruments.
5. Average net debt includes amounts drawn down in each year on the Group's working capital facility (the advance of cash financing against which certain trade debts have been assigned). This facility was repaid and cancelled on 31 August 2005.
6. Includes corporate bonds, convertible bonds and bank loans payable at par value, excluding any redemption premium due, by due date.

Letter to share owners*

Dear share owner

WPP's twenty-second year was another model year, our best yet, with key measures exceeding any previous year. Our performance conformed closely to the financial model we have developed, with constant currency revenues rising 5-10% and profits 10-15%.

Despite these record results, disappointingly, total share owner return declined, with your share price falling over 6% from 690.5p to 647.0p over the year, principally due to the implications of the sub-prime crisis, but dividends rose 20% to 13.45p. Since the year end, your share price has fallen further, principally due to the chaos in financial markets, to 616.0p at the time of writing. Given the considerable management share ownership in your Company, management has shared that pain.

Billings were up over 5% to £31.7 billion. Revenues were up 5% to £6.2 billion. Operating margin was up half a margin point to 15.0%. Headline EBITDA (or headline earnings before interest, taxes, depreciation and amortisation, which is a key metric that private equity firms use for valuing companies) rose 7% to £1.1 billion. Headline PBIT – that is, profit before goodwill impairment/write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains of associates, interest, tax and investment gains and write-downs (what a mouthful!) – was up 8% to £928 million. Headline profit before tax was up almost 7% to £817 million. Profit before tax was up over 5% to £719 million. Headline diluted earnings per share were up over 9% to 46.0p and reported diluted earnings per share up 8% to 38.0p.

These results reflect growth in all regions – North America, the UK, Continental Europe, Asia Pacific, Latin America, Africa and the Middle East – although the slowest growth area remained the UK. Similarly, growth was encouraging across all communications services sectors – Advertising, Media Investment Management, Information, Insight & Consultancy, Public Relations & Public Affairs, Branding & Identity, Healthcare and Specialist Communications. As in 2004, 2005 and 2006 we were firing on all cylinders.

These results also reflected continued improvement in productivity, with like-for-like revenues up 5.0% and average headcount on the same basis up 4.6%. Free cash flow was £698 million. Average net debt rose over £300 million to almost £1.5 billion in constant 2007 exchange rates, principally reflecting acquisition expenditure of £675 million and share buybacks of £415 million. Operating margins improved significantly, too, to record levels – up one half of a margin point to 15.0%.

The rest of this letter to you is based on constant currency comparisons, which are more meaningful, given currency movements. On a like-for-like basis revenues were up 5.0% for the year, up 5.3% in the first half and 4.8% in the second half. This appears to have been above the growth in the worldwide market, with the Group increasing market share.

Revenue growth was also consistently strong in successive quarters, on a like-for-like basis up 4.3%, 6.2%, 4.7% in the first three quarters and 4.9% in the fourth quarter, our total revenues in the last quarter surpassing all competitors. The momentum continued in the first quarter of 2008, with like-for-like revenues up 4.8%. Our like-for-like revenue objective for 2008 remains a better performance than the 5.0% of 2007, well in line with, or above, forecasts for the advertising and marketing services industry and worldwide GNP growth, thus continuing growth in market share.

Strongest growth in media and public relations

By discipline, Media Investment Management led the way, together with Public Relations & Public Affairs and Specialist Communications, the latter particularly in direct, internet and interactive. Public Relations & Public Affairs continued to grow strongly, even at a late stage in the economic cycle. This seems to be driven by the increasing influence of social networking and blogging on the internet and the resultant increasing importance of editorial publicity. Advertising, Information, Insight & Consultancy, and Branding & Identity and Healthcare Communications also registered good performances.

Marketing services rose to almost 54% of our revenues in 2007, up from 52% in 2006, due to strong growth, particularly, in Public Relations & Public Affairs and Branding & Identity, Healthcare and Specialist Communications. It is no longer accurate to call us an advertising agency.

By geography, Asia Pacific, Africa and the Middle East, Latin America and Central and Eastern Europe led the way. The US showed surprisingly solid growth along with Spain. The only laggards were the UK, and to some extent France, although Germany and Italy showed some improvement. As a result, markets outside North America now account for over 62% of our revenues, up from 60% the previous year and from 58% in 2003 and 56% in 2002. The influence of the faster-growing markets outside North America is increasing rapidly. China alone, for example, will offer us, for the first time, a bigger absolute growth opportunity in 2008 than the US.

Profits up; cash flow strong

Headline PBIT margins rose to 15.0%, (a record and equivalent to almost 16% under old 2004 UK GAAP) from 14.5%, in line with our objective. This was particularly encouraging, as our income statement again reflected very large incentive pools for record performance. Pre-incentive headline PBIT margins were flat at 18.7%. Incentive payments fell slightly to £231 million from £247 million, principally reflecting the decline in option issuance, as we switch incentives from options to restricted stock. Total incentive payments (including share-based payments) were almost 21% of headline operating profits before bonuses, taxes and income from associates. Our objective remains to pay out approximately 20% at maximum and 15% at target, excluding share option costs.

Variable staff costs (freelance, consultants and incentive payments, including share option charges) now account for 7.4% of revenues, almost the same as the peak of 7.8% in 2004. This will provide a useful shock absorber for operating margins, should revenues again come under pressure. In a slowdown or recession, approximately half of these costs can be used to protect margins.

As a result of all this, headline PBIT rose to £928 million, well over $1 billion for the fourth year in a row and approaching $2 billion, up over 10% in constant currencies. Although 2007 was a strong year, some of our first-generation businesses continued to suffer and a non-cash impairment charge reflecting accelerated amortisation of goodwill of almost £44 million was taken, compared to £36 million in 2006. Pre-tax profits, therefore, rose by over 7% in constant currency to £719 million, more than $1 billion for the third time, and diluted headline earnings per share by almost 14% in constant currency to 46p. Free cash flow remained strong at £698 million. Cash flow strengthened as a result of improved working capital management and cash flow from operations.

Liquidity improved as well, and your Company remains comfortably geared. Net debt averaged £1.458 billion – up £305 million (at 2007 exchange rates). So far, in the first quarter of 2008, liquidity has continued to remain strong, with average net debt at £1,669 million. Headline interest cover in 2007 was over 8 times. Equity analysts appear comfortable with average net debt levels of more than twice EBITDA, which would be more than £2 billion based on our 2007 headline EBITDA.

Industry prospects

In theory, 2007 should have been a weaker year, since it is one of the two years in the quadrennial cycle that has no notable events. It did not prove to be so, as two major opportunities continued to drive our business – the faster-growing geographic markets such as Brazil, Russia, India and China, (the BRICs) and the new Goldman Sachs' 'Next 11' (Bangladesh, Egypt, Indonesia, Iran, South Korea, Mexico, Nigeria, Pakistan, the Philippines, Turkey and Vietnam); and the growing impact of new technologies on our media consumption habits, such as personal computers, mobile and, most important of all, video.

In addition, clients also realised that like-for-like growth could be stimulated by increased spending on differentiation of products and services, as in 2006. The industry will probably grow at more than 4% in 2008, and probably faster than 2007, with marketing services outpacing advertising, driven primarily by growth in direct, interactive and internet marketing.

2008 should again be a good year, despite the sub-prime, insurance monoline, house prices and private equity crises, reflecting three major events which drive client spending and normally add 1-2% to worldwide spending – the Beijing Olympics, the 2008 US presidential election and the European Football Championships. As we know, the political campaigns have started early, as far back as the summer of 2006, and the tight race for the Democratic nomination will continue to drive above-the-line spend towards $3 billion. Goodness knows what it would have been if Mayor Bloomberg had entered the race. 2008 may see growth stronger than 2007, with 2009 slowing to 3-4%, as the real world catches up with the financial markets and the disconnect disappears.

In early 2009, a new US president may have to deal with part of President Bush's legacy – a fiscal deficit, a trade deficit and a weak dollar. In a way, we are back to where we were almost 16 years ago, when President Clinton entered the White House. Faced with Congressional mid-term elections in 2010, the new president may want to kitchen-sink the economic situation, (as any new CEO does in any company to lower expectations), call foul and claim the books were in worse shape than he or she ever imagined because of over-spending – which may be true in this case, as the US government continues to hire, despite falling overall employment. Withdrawal from Afghanistan and/or Iraq would also be deflationary.

Faced with all this, any unpleasant electoral news, such as increased taxes or decreased government spending, will be delivered quickly. In addition, China cannot continue to grow its GNP at 10% per annum forever. There must be some cyclicality, although the long-term prospects are still very good and we remain bulls on China. There must be some relaxation and the post-Olympic year of 2009 will probably be that year.

2010, a so-called mini-quadrennial year, should see a return to growth for the industry at 4%-plus, as we see the impact on client spending of the Winter Olympics in Vancouver, the FIFA World Cup in South Africa and the mid-term Congressional Elections in the US. China, also, is likely to see stronger growth due to the impact of the Shanghai Expo and the Asian Games in Guangzhou.

2007 was an excellent year; 2008 has started well. The Company continues to be in its most robust position since 2000. Revenue growth, cost management, productivity, liquidity and balance sheet strength all continued to improve over last year and continue to do so in 2008. Most important, our talent base continues to strengthen, particularly as we invest in increasing headcount in 2007 and in 2008, adding almost 10,000 people to our over 100,000 people each year.

As for 2008, there may be two principal concerns: America's twin deficits, and Western Europe's stagnation. How long growth can continue when the US government continues to run current account and fiscal deficits remains to be seen. The American consumer remains under pressure from the financial crisis and declining house prices and chairmen and CEOs do not seem willing as yet to raise corporate capital spending consistently to bolster the economy, which – in our view – remains patchy.

> ‘2007 was an excellent year; 2008 has started well. The Company continues to be in its most robust position since 2000’

The 2000 recession was stimulated by a sharp decline in corporate capital spending, which was then ameliorated by stronger consumer spending. The reverse has not happened yet, notwithstanding the absolute levels of corporate profitability, liquidity and margins. Profits as a proportion of GNP are at a 50-year high. At the same time, inflation stimulated by commodity price inflation, in oil and steel in particular, has returned, and the dollar has weakened. Perhaps this is an old-fashioned approach, but operating beyond one's means seems perilous to us. And a country's currency, we think, comes close to representing its 'stock price'.

Our second worry is that Western Europe continues to stagnate, although there have been signs of improvement. France, Germany, Italy and, to a lesser extent the UK, resemble a mature company in a mature industry. There is little top-line growth. With healthcare and pension costs becoming an increasing burden, unless relative interest rates decline and growth is stimulated by further broadening of the European Union, for example by the early entry of Turkey or by more liberal corporate and social tax policies, Western Europe may be trapped in a sluggish, lack-of-growth scenario, falling further behind the US and Asia Pacific. Social and structural costs are significant elements of this concern. The recent extension of transfer of undertakings legislation in the EU (TUPE), for example, represents another burden to bear. In certain circumstances, it is possible that having won an account, the winning agency would have to take on the losing team or pay severance.

Despite these issues, there is evidence – particularly in 2005, 2006, 2007 and the early part of 2008 – of a growing focus on top-line growth. Given a low-inflationary environment, limited pricing power and more concentrated retail distribution, clients are increasingly coming to the view that there is only one way to compete – through innovation and branding. Promote on price and you create commodities. Innovate and differentiate, you create brands and the right to demand a premium from the consumer.

There is a growing realisation that cutting costs alone will not deliver growth targets promised to Wall Street and the City of London. There is a limit to cost reduction, but no ceiling on top-line growth – at least until you reach 100% market share. Reinforcing this trend, strategic advisors, such as management consultants like McKinsey and Bain, counsel a switch in focus from costs to revenues. Corporate strategic plans are increasingly concentrating on managing for growth, instead of managing for value.

Furthermore, in recent months there has been growing inflation in commodity prices and a resulting increase in input costs. In an increasingly inflationary environment, clients have more pricing flexibility. As a result, package-goods clients or fast-moving consumer goods companies, which account for 20-25% of our business, have been forced and have been able to pass on price increases to retailers, who have chosen to pass these increases on to consumers or absorb them. Consequently, steep price increases have been obtained even in commodity categories, such as paper towels and toilet tissue. The danger is that the manufacturers price themselves out of categories, against private label or in faster-growing markets, where domestic competitors brand less and price-promote more.

Finally, managements may be just plain tired of grappling with debilitating cost-management programs. For the past three or four years, there has been an inexorable focus on cost. It is much more fun to focus on growth – perhaps this partially explains the surge in merger and acquisition activity before the sub-prime crisis.

> ‘Our acquisition focus... has been on the twin opportunities of faster-growing geographic markets and technologies’

Our acquisition focus in 2007 has been on the twin opportunities of faster-growing geographic markets and technologies, totally consistent with our strategic objectives in the areas of geography, new communication services and measurability.

Our largest acquisition in 2007 was 24/7 Real Media. It was much commented on for two main reasons. First, it was a radical departure from digital agency acquisitions in our industry and followed Google and later Microsoft into the application of technology in our industry. We believe that the nature of our business is changing radically. Whilst talent and creativity remain central and we do invest $7 billion a year in talent, versus only $350 million in capital expenditure, given the rise of new media, which is more targeted, technical and precise, we are having to hire different talents and build new capabilities – involving more detail, engineering and measurability. Second, the pricing, at approximately three times revenues and over 20 times EBITDA, was expensive – although not as expensive as others. We felt that strategically this was an important move and it has proved to be so, offering us interesting opportunities and flexibility in competition with non-traditional competitors.

24/7 Real Media's search business has been merged with GroupM to create a new leader in search marketing. Its technology business continues to thrive and grow. The only area where there is a need to grow faster is in media sales, particularly in Europe.

Our competitive world is becoming more complicated and 24/7 Real Media clearly differentiates us from our traditional competition and was a contributory factor to our unprecedented run of new business in 2007.

Margin objectives

Our 2008 budgets indicate organic revenue growth greater than the 4% of last year at this time, equally balanced between first and second halves, and skewed to greater growth in marketing services. The operating margin objective for 2008 is 15.5% and 16.0% for 2009. In 2009 we will announce objectives for 2010 and 2011.

2008 should, in theory, be an even better year for the industry, despite the financial climate. In February, when we announced our results for 2007, we gave guidance on life beyond 15%, to 16.0% in 2009 and how we might improve further our margin to 19%, or 20% under 2004 UK GAAP. This is not so outrageous as some believe, given that our best-performing companies in each services sector already perform at a combined Group margin of 17%.

Our top priorities

Our reason for being, the justification for WPP's existence, continues to be to add value to our clients' businesses and our people's careers. Our goal remains to be the world's most successful provider of communications services to multinational and local companies. To that end, we have three top strategic priorities.

■ First, in the short term, having weathered the internet bust successfully, we need to build on the solid base we have established and prepare for any deterioration in the real economy, which we believe will be more severe in 2009, following the recent financial crisis. Our people are stronger: they are better resourced, motivated and incentivised than when we exited the last recession in the early 1990s. The Company is also more profitable, more liquid, less leveraged and better structured. In the most recent economic cycle, margins peaked at 14.5% and bottomed at 12.3%, as opposed to 10.5% and 5.6% the previous time.

■ Second, in the medium term, to build upon the successful base we have established with the acquisitions of Young & Rubicam Brands and Grey. At Grey, the new management structure is now in place and the planned integration is now completed. Grey Advertising still needs to raise its game

‹ We believe that the nature of our business is changing radically ›

in terms of revenue growth and GHG needs to overcome the impact of FDA non-approvals on products that clients have assigned to them. At Young & Rubicam Brands, our plans are also largely implemented, the one remaining task being to continue to strengthen the Y&R advertising agency, although the business is showing increased strength, following the recent change in leadership. >

‹ Our goal remains to be the world's most successful provider of communications services to multinational and local companies ›



■ Our third priority, in the long term or over the next five to 10 years, is to:

- increase the combined geographic share of revenues of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from around 25% to one-third.
- aim to increase the share of revenues of marketing services from 54% to two-thirds.
- increase the share of more measurable marketing services – such as Information, Insight & Consultancy, and direct, interactive and internet – from around 40% of our revenues to 50%.

Our six objectives

Our six objectives remain as follows:

1 First, to continue to raise operating margins to the levels of the best-performing competition. Almost 16% (under 2004 UK GAAP) has already been achieved or 15% under IFRS. 20%, or 19% under IFRS, is much tougher, but not out of the question. BBDO, Dentsu and McCann have done so historically, although the pressure became too great in some instances.

2 Second, to continue to increase flexibility in the cost structure. Great strides were made in 2005, 2006 and 2007 on this. Peak flexibility historically was in 2000, at 6.6% of revenues in variable staff costs. Now at 7.4% in 2007, 7.7% in 2006, 7.6% in 2005 and 7.8% in 2004, we have seen new peaks; and once again we have a sufficient 'shock absorber' in our cost structure, if revenue growth weakens, as it may well do following the financial crisis.

3 Third, to improve total share owner return by maximising the return on investment on the Company's almost £700 million (or over $1 billion) free cash flow. There are broadly three alternative uses of funds:

■ Capital expenditure, which usually approximates the depreciation cost. Pressure here has eased as technology pricing has fallen, although we are investing more in real estate following lease renewals, particularly in the US, to secure greater efficiencies.

■ Mergers and acquisitions, which have historically taken the lion's share of free cash flow. Here we have raised the hurdle rate on capital utilised so that our return on capital employed may be increased. Even so, there are still interesting opportunities, particularly outside the US, where pricing remains lower, despite the recent financial crisis, and where there is a closer fit with the Company's strategic objectives.

Private transactions remain more attractively priced at single-digit price-earnings multiples. Happily, return on capital from Grey exceeded our cost of capital in the first, second and third years, and the return from Young & Rubicam Brands is rising satisfactorily and is now close to the cost of capital.

■ Dividends or share buy-backs. We have been the only FTSE 100 company to increase its dividend by 20% per annum over the past 10 years. Given dividend cover of more than four times headline earnings and a dividend yield of over 1%, we can continue to increase the dividend. However, a rolling share buy-back program appears to offer a more significant benefit to total share owner returns, and we have boosted the target level of the share buy-back program from 2-3% of the outstanding share capital to 4-5%. In the first quarter of 2008, we were buying back shares at an annualised rate of over 5%.

4 Fourth, we will continue to enhance the contribution of the parent company. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to our clients and our people. We will continue to do this through a limited group of 300 or so people at the centre in London, New York, Hong Kong and Shanghai. This does not mean that we seek to diminish the strength of our operating brands. Our objective is to maximise the added value for our clients with their businesses and our people with their careers.

Many of our initiatives are possible because of the scale on which we now operate. In the optimum use of property, in information technology and in procurement generally, we are able to achieve efficiencies that would be beyond the reach of any individual operating company.

But it is also clear that there is an increasing requirement for the centre to complement the operating companies in professional development and client co-ordination. It is a relatively recent development for certain multinational marketing companies, when looking to satisfy their global communications needs, to make their initial approach not to operating companies but directly to parent companies.

Such assignments present major, and increasingly frequent, opportunities for the few groups of our size. It is absolutely essential that we have the professional resources and the practice development capability to serve such clients comprehensively, actively and creatively. The recent high-profile, high technology pitch (that we won against all our competitors), to build a totally new agency for that client's needs, is the most extreme and exciting example of this. Similar initiatives involving some of the world's largest marketers will follow.

All our clients, whether global, multinational or local, continue to focus on the quality of our thinking, co-ordination of communications, and price. In response, we focus on talent, structure and incentives.

Training and development

Talent and its management therefore remain the lynchpin of our reason for existence: that is what our clients pay us for. Development of our people and the way we manage that talent is a critical determinant of performance; and on that critical dimension, we continue to make significant progress.

In the creation of extremely attractive working environments, with highly competitive incentives, we increasingly differentiate ourselves from our competitors and improve the attraction of WPP companies as destinations for talent.

Our quarterly reviews with the operating companies have been restructured, consequently, to give more time and attention to talent and to clients. Our recruiting efforts throughout 2007 were especially fruitful as we successfully targeted and attracted top talent within and beyond our industry, often competing with investment banking, management consulting and private equity offers. The war for talent is fierce, and there is more to be done.

The blueprint for our executive development curriculum has been completed, and our new client leadership training program has been successfully introduced. The parent company and each of our operating companies installed its own approach to performance assessment and succession planning, aimed at developing the careers of their people, improving the quality of feedback, coaching and mentoring they receive and providing for orderly succession.

We continued to scrutinise and modify our compensation practices: both to offer competitive and justly-based rewards to our people and to attract outstanding talent from elsewhere.

Communications

A communications services company must be a model of excellent external and internal communications. To that end, we accelerate the understanding of the Group's vast resources with a raft of regular communications through our websites and in print: our online *FactFiles* profiling Group resources/companies/products; our monthly public online news bulletin, *e.wire*; our award-winning global newspaper, *The WIRE*; our annual *Atticus Journal* of original marketing thinking; and our annual Corporate Responsibility Report. In 2007, we also developed a basic and simple explanation of our carbon neutrality program for all our people, which was enthusiastically received.

Property management

In property management, we continue to improve the return on our investment in real estate through the award-winning WPP Space Program, with planned investment in property databases and systems, innovative design and continuous review of key locations.

Better use of space has enabled us to hold the increase in square footage in our portfolio to less than 10% per annum over the last three years, while for the same period revenue increased by nearly 13%. As a result, square footage per head was down 10%, from 248 sq ft in 2004 to 222 sq ft in 2007, and the ratio of establishment cost to revenue was reduced from 7.6% in 2004 to 6.9% in 2007, equivalent to a saving of £43 million. We have achieved the medium-term objective of a 7% establishment cost-to-revenue ratio set in 2002, when the same ratio was 8.4%.

We have shed the surplus space taken on in recent acquisitions, and our future priority in managing the property portfolio of approximately 19 million sq ft worldwide is to ensure growth in additional square footage is less than the growth in revenues and headcount. Our new objective is to achieve greater space utilisation to more than offset the impact of the current surge in commercial property rentals, particularly in the faster growing markets of Asia and Eastern Europe, to enable us to maintain the establishment cost at the 7% level.

Procurement

In procurement, we continue to set ourselves the goal of being the undisputed leader of procurement practice in the global advertising and marketing services industry. We aim to regularly benchmark ourselves against our competitors and our clients. Through intensified investment in procurement people, processes and technology, our goal is to maintain the ratio of bought-in costs to revenue at around 15%, by leveraging Group scale across our all of our major markets, and focusing on those spend categories most favourable for global, regional and local supply contracts, such as in IT, telecoms, travel, professional services, facilities and production.

IT

In IT we continue to consolidate our core technology infrastructure with the objectives of reducing cost and improving quality. This enables our operating companies to concentrate their efforts on client-related developments and other internal business-focused applications. The convergence of mobile, voice and data communications has allowed us to take advantage of new offerings in the telecommunications sector to drive efficiencies and to provide enhanced support to our increasingly mobile workforce.

Practice development

Finally, in practice development we continue to develop horizontal initiatives in a focused set of high-potential areas across our vertical operating brands: in media, healthcare, new technologies, new faster-growing markets, internal communications, retail, entertainment and media, financial services, hi-tech and telecommunications and corporate responsibility. Specifically, we continue to invest in sharing insights and developing initiatives through The Channel (in media and research) and The Store (in distribution and retail).

In key geographic markets we are increasingly coordinating our activities through WPP Country Managers. We continue to believe that increasing co-ordination is required between our brands at the country and global levels, as the arguments for investment in regional management become weaker. As experience in Italy has demonstrated, however, the activities of Country Managers must be closely aligned and monitored. In addition, we are appointing an increasing number of WPP

Global Client Leaders to co-ordinate our efforts on behalf of clients and to ensure they get maximum benefit from their relationships with WPP operating brands.

Furthermore, we continue to encourage internal strategic alliances and promote co-operation. Practice development initiatives have therefore been reinforced in such areas as healthcare, retail, internal communications and media and entertainment. This has been especially important to manage our portfolio of direct investments in new media, including 24/7 Real Media, under the re-branded WPP Digital, and where our investments are working with our agencies and people to bring new technology capabilities and understanding to our clients. All these initiatives are designed to ensure that we, the parent company, really do (as well as being perceived to) inspire, motivate, coach, encourage, support and incentivise our operating companies to achieve their strategic and operational goals.

Growing our revenues

5 Fifth, as we move up the margin curve, we intend to place greater emphasis on revenue growth. One legitimate criticism of our performance against the best-performing competition is our comparative level of organic revenue growth. 2000 was a bumper year but unsustainable. In 2001, we disappointingly moved back into the middle of the pack. But there was a significant revival in 2002 and 2003, when we were one of only two of the major companies that showed revenue growth. 2004 was punctuated with a number of high-profile wins, resulting in the second strongest organic growth performance in the industry, and 2005 and 2006 saw strong growth again among the leaders in the industry.

Our run of new business wins in 2007 was unprecedented in the 22-year history of WPP, and revenue growth again impressed against the competition, particularly the Big Four. Our practice development activities are also aimed at helping us position our portfolio in the faster-growing functional and geographic areas. So far in 2008, the Group has made acquisitions or increased equity interests in Advertising and Media Investment Management in China, the UK, the Netherlands and the Middle East; in Information, Insight & Consultancy in China and the US; in Public Relations & Public Affairs in China, India and the UK and in direct, internet and interactive in China, the US, Israel and Belgium.

These acquisitions continue to move us forward to our previously described strategic priorities; expanding the market shares of our businesses in Asia Pacific, Latin America, Africa and the Middle East to one-third; in marketing services to two-thirds; and in Information, Insight & Consultancy, direct and interactive, to one-half.

We intend to expand our strong networks – Ogilvy & Mather, JWT, Y&R, Grey, United Group, Bates 141, MindShare, Mediaedge:cia, MediaCom, Research International, Millward Brown, KMR, Hill & Knowlton, Ogilvy Public Relations Worldwide, Burson-Marsteller, Cohn & Wolfe, GCI, OgilvyOne, Wunderman, OgilvyAction, G2, CommonHealth, Sudler & Hennessey, Ogilvy Healthworld, GHG, The Brand Union, Landor and FITCH – in high-growth markets or where their market share is insufficient.

In 2007, we strengthened our position in Advertising and Media Investment Management in the US (including digital), the UK, Austria, France, Germany (including digital), Hungary, the Netherlands (including digital), Russia, Spain, South Africa, Brazil, Colombia, Australia, China and Japan; in Information, Insight & Consultancy in the US and the UK; in Public Relations & Public Affairs in the US; in Branding & Identity in Ireland and Dubai; in Healthcare Communications in the UK and in direct, internet and interactive in the US, Canada, Belgium, Germany, South Africa, the Middle East, Brazil, Chile, Mexico, Korea and Singapore.

We will also enhance our leadership position in Information, Insight & Consultancy by further development of our key brands with particular emphasis on North America, Asia Pacific, Latin America and Continental and Eastern Europe. We will accelerate our growth of research panels and have established a Kantar-wide operational capability. We will reinforce our growing position in media research through KMR, which includes our investments in television audience research through IBOPE, AGBNielsen Media Research and Marktest, which, combined, are the market leaders outside North America.

> ‘Our run of new business wins in 2007 was unprecedented in the 22-year history of WPP’

In addition, we intend to reinforce our worldwide strength in direct and interactive marketing and research through our traditional channels such as OgilvyOne, Wunderman, G2, RMG Connect, Blanc & Otus and Lightspeed. Although the early 2000-2001 compressions in financial valuations initially offered significant opportunities, we will now also invest directly in the new channels through start-ups, particularly as US and French valuations in search, for example, have become prohibitive, despite the financial crisis. Other opportunities will be sought to enhance our online capabilities.

Lastly, we will continue to develop our specialist expertise in areas such as healthcare, retail and interactive and to identify new high-growth areas.

Creativity remains paramount

6 Our sixth objective is to improve still further the quality of our creative output. Despite the growing importance of co-ordinated communications and price effectiveness, the quality of the work remains and will remain paramount. If you drew a graph plotting creative awards (as a proxy for creativity) against margins for

any group of agencies, there would be a very strong correlation. The more awards, the stronger the margins. The client's procurement department fades into the background when the work is strong. Of the three things we do – strategic thinking, creative execution and co-ordination – creative execution is undoubtedly the most important, and that means creativity in its broadest sense.

Clients look for creative thinking and output not just from advertising agencies, public relations and design companies, but also from our media companies and our research companies. Millward Brown remains arguably one of our most creative brands. Witness the *BrandZ™ Top 100 Most Powerful Brands Study* published annually with the *Financial Times*.

We intend to achieve this objective by stepping up our training and development programs; by recruiting the finest external talent; by celebrating and rewarding outstanding creative success tangibly and intangibly; by acquiring strong creative companies; and by encouraging, monitoring and promoting our companies' achievements in winning creative awards. For additional leadership in this regard, Robyn Putter, as well as serving as worldwide creative director at Ogilvy, continues to hold the additional role of WPP's worldwide creative head and inaugurated our internal award scheme for outstanding work across the Group, the WPPED Cream awards, in 2007.

We are committed to achieving these objectives as a significantly responsible corporate citizen of the world at large and the communities in which we operate.

The future

A colossal amount remains to be done – challenging our clients, and therefore us. It seems certain that once these objectives are achieved, they will be replaced by new ones.

As companies grow in size, most chairmen and CEOs become concerned that their organisations may become flabby, slow to respond, bureaucratic and sclerotic. Any sensible business leader aggressively resists this phenomenon; we all seek the benefits of size and scale without sacrificing the suppleness and energy of a smaller firm. And, for the first time, new technologies now make this possible on a global platform.

WPP wants the scale and resources of the largest firm together with the heart and mind of a small one. As a parent company, we continue to develop practical principles and policies for our companies' charitable giving and services to the environment, education, the arts and healthcare based on best-practice guidelines. We conservatively calculate that the WPP organisation contributed an estimated £16.3 million worth of time, skills, materials and money to social and community causes in 2007. A summary of the Group's approach to corporate responsibility can be found on pages 120 to 127.

> ‘There cannot be a company in the world that contains a more varied, more intelligent, more talented (and more opinionated) group of people than those who work for WPP companies’

And finally...

We never allow ourselves to forget, and we hope our share owners never forget, that any success achieved by WPP is not the result of some majestic, top-down management process: a setting up of goals and procedures that are then obediently met and followed by an army of dutiful clones.

There cannot be a company in the world that contains a more varied, more intelligent, more talented (and more opinionated) group of people than those who work for WPP companies. Among our 110,000 people you will find writers and architects and artists and statisticians and scientists and sociologists and web designers and group leaders and event inventors and futurologists and brand planners and research analysts and software programmers and representatives of at least another 20 skills and disciplines. If 2007 was a best-ever year for WPP, and one which registered our best-ever new business record, it is down to the individual achievements of that remarkable and disparate family. Theirs are the talents that our clients come to us for.

So, on behalf of all our share owners, we'd like to end this letter with grateful recognition of the brains, professionalism and commitment of our people. 2007 was a formidable achievement; they are the people who made it happen; we thank them all.

For 2008 and beyond, whatever challenges that global conditions may spring on us, we have no doubt that the same group of people will continue to outperform the highly competitive market in which we operate. ■

Philip Lader
Chairman

Sir Martin Sorrell
Group chief executive

• This Letter to share owners should be read in conjunction with and as part of the management report set out in the section headed Directors' report on pages 111 to 127. The statements made in the Forward looking statements in the Review of operations on page 151 apply equally to this letter to share owners.





Reports from our operating brands

Agency networks	p28-48
Media Investment Management	p49-55
Information, Insight & Consultancy	p56-60
Public Relations & Public Affairs	p61-66
Branding & Identity	p67-71
Healthcare Communications	p72-73
Specialist Communications	p74-77
WPP Digital	p78-79

Agency networks

Ogilvy Group

Ogilvy & Mather Worldwide
OgilvyOne Worldwide
Ogilvy Public Relations Worldwide
Ogilvy Healthworld
OgilvyAction

Report by Shelly Lazarus *(right)*
Chairman and chief executive officer



© 2007 Mark Schäfer

2007 was a year that tested us. It was a year that saw massive industry upheaval, waning consumer confidence and an increasingly uncertain global economy. Yet it was also a year where our founding belief in the power of big brand ideas was reaffirmed and rewarded.

2007 was a year in which most of our clients fully integrated digital media into their marketing plans. It was a year that saw mobile channels outgrowing traditional ones, as our digital revenues continued to grow faster than those of our traditional advertising business. It was a year when we brought digital, interactive, public relations, consumer experience and a range of other communications disciplines ever closer as we expanded our definition of advertising. It was a year during which we turned the corner into the future and saw the promise that lies ahead.

2007 was also the year that a 75-second film, created by our Toronto office for a small sales activation assignment, won an unprecedented double Grand Prix at the Cannes Festival, for best viral effort and best television commercial, and showed once again how outstanding creative remains our greatest goal and highest calling.

It was a year of honor for our offices around the world.

Ogilvy North America was named Best Large Agency of the Year by the American Association of Advertising Agencies, best direct marketing agency by *BtoB* magazine, and leading interactive agency by Forrester Research.

For the fourth consecutive year, Ogilvy Mexico was ranked No.1 among 120 agencies by the prestigious trade magazine *Merca2.0*. India walked away with the coveted Agency of the Year title at the Effie Awards, and won Creative Agency of the Year at the Abby Awards for the 10th time in 11 years. Singapore clinched the Agency of the Year accolade at the Creative Circle Awards, and won top honors in the advertising and interactive categories. Asia-Pacific was once again named Best in Region by *Media* magazine. Italy won big at the NC Awards, bringing home the top award for holistic, integrated marketing. London was named Best Direct Agency of the Year by *Campaign* magazine; Germany was named Best Online Agency of the Year by the Art Directors Club of Germany and Agency of the Year by the German Dialogue Marketing Awards; and our Toronto team was honored for strategic excellence by *Strategy* magazine.

‹ 2007 was a year in which most of our clients fully integrated digital media into their marketing plans ›

Not only does our talent span borders, it goes across disciplines, too. Our Ogilvy Group operating companies had great growth and many accomplishments in 2007. Details are provided by the CEOs of the individual groups in their respective letters below, but I am proud to provide a summary.

OgilvyOne continues to grow revenues and capabilities. A long-term leader in customer engagement strategies and direct marketing, our interactive practice is marking its 25th anniversary this year.

We have increasingly put digital and direct efforts at the center of our clients' communications strategies, and OgilvyOne continues to bring us advantage by integrating new and emerging platforms into our offering.

Ogilvy Public Relations (OPR) had another excellent year with all practices firing on all cylinders. Public relations – whether via digital influence, government relations or traditional means – is at the heart of every brand these days. Our OPR team is leading the industry in integrating the increasingly voluminous global conversations in ways that have enormous value for the brands we represent.

Ogilvy Healthworld continued its strong growth in 2007. Now operating in 35 countries, our health communications team serves an increasing number of regional and global brands. This is a result of the centralization of marketing efforts by pharmaceutical companies, and of Ogilvy Healthworld's burgeoning range of capabilities. This is another area where we see outstanding expansion in the coming year.

OgilvyAction consolidated and relaunched in 2007. The group's core offer – influencing the last mile leading up to the sale – is increasingly important in the highly-competitive retail climate. OgilvyAction knows how to deliver this globally. I see only great growth here.

In addition to these operating units, we have integrated a number of other key capabilities into our portfolio. Two that merit specific mention are Neo@Ogilvy and RedWorks.

Two years ago, we founded Neo@Ogilvy to provide our clients with a full range of digital and direct media planning and buying, search marketing, research, and analytics. Neo has had extraordinary growth in the past year, becoming a global leader with 30 offices in 23 countries.

RedWorks is our rapid-response production team. As speed of delivery becomes more and more important, RedWorks has built an effective connection from our creative and brand community to a set of skilled craftsmen and producers. Since cost efficiency is as important as speed, many of our RedWorks personnel are located in lower-cost hubs around the world where they can produce high-quality communication materials at the best possible price. This is a solution to a client problem that benefits us both.

The one strength across the entire Ogilvy family that bears mention above all is our creativity. I have been here over three decades and have never seen our creative better or more focused on big ideas. Our teams keep coming up with – and extending – brand ideas that win awards *and* sell. Yes, the Dove campaign won more accolades than any brand last year, but we have had so many other successes on so many other brands:

'My Life. My Card.' for American Express; the continuing story of 'Beyond Petroleum' for BP; 'The Human Network' for Cisco; the 'It's Time for Real' campaign for Hellmann's; and the Pond's work in the US (where we made the brand part of the story in the television mini-series *The Starter Wife*) and in Asia (where we created a soap opera to launch a new product) come quickly to mind. Creative strength, in every discipline, is not just good to have; it is vital to our success. It sets us apart and defines our value.

‘We can measure, we can segment, we can get precise, but if the communication doesn't move people, doesn't delight and surprise, doesn't ultimately drive revenue for the client, then the effort is wasted’

Creative strength is also a sure way to attract business from new and existing clients. Two wins stand out in 2007. First, Ogilvy Paris won the prestigious Louis Vuitton global account, for whom we are now delivering a full *360 Degree* service. This was a huge win, hotly contested. We silenced all doubters with a campaign that has captured the imagination of the public around the world. It is the kind of work that makes our clients and us famous.

Our win back of Motorola was no less gratifying. We are grateful to our Moto teams in Asia and Latin America, whose stellar work on the brand convinced the client to reinstate us as lead global agency.

We also had big wins from existing clients, long my measure of success. We won Coca-Cola in Brazil, a huge market; and Sears in the US, a sweet recovery of a beloved retailer. We also had wins from Abbott, Aflac, Allergan, BAT, BMS, BP, Boehringer Ingelheim, Cisco, Diageo, Duracell, Johnson & Johnson, Kodak, Kraft, Unilever and Wyeth, among others.

In the future, as always, everything we do must be evaluated in the context of our clients' businesses. We can measure, we can segment, we can get precise, but if the communication doesn't move people, doesn't delight and surprise, doesn't ultimately drive revenue for the client, then the effort is wasted. We continue to adhere to the Ogilvy promise: "We sell or else."

A closing note on 2007 is that while the year had its challenges, we did not flinch. We came out of the year with new ways of working, a better array of tools, more efficient processes, outstanding creative resources, and strong leadership across our operating companies and practices.

We enter the new year with confidence and enthusiasm; and with the conviction that David Ogilvy would be as proud and pleased about our performance and potential today as we are of the principles and legacy he left us. >

OgilvyOne Worldwide

Report by Brian Fetherstonhaugh
Chairman and chief executive officer

As we leave 2007 and enter 2008, it is very clear what clients want most: marketing innovation, digital leadership and accountability. At OgilvyOne Worldwide, these are the cornerstones of our five-year growth model and daily agenda.

In 2007, OgilvyOne had another strong year, achieving a new record in revenues. More than half our business is now digital.

Creatively, OgilvyOne retained its reputation as the most awarded agency network for direct marketing and interactive, ranking No.1 in *The Won Report*. We added 18 Direct Marketing Association ECHO awards for creative excellence and marketplace effectiveness.

Many individual OgilvyOne operations also achieved major industry honors. The UK, Singapore, India, Germany, Greece, Mexico, and our Asia-Pacific network won Agency of the Year awards. New York won B2B Agency of the Year, and Italy was awarded Best Integrated Agency for 2007.

During 2007, we secured significant new business in every region, including major wins such as Dove Interactive, Unilever Digital agency of record, ABN Amro, Motorola Europe, British Gas, British Airways, Diageo and adidas China. 2008 has kicked off with major wins including Sears in the US and IKEA in China and Germany.

One of OgilvyOne's responsibilities is to help our clients and the overall Ogilvy Group embrace the full potential of digital marketing. In 2007, we extended our series of Ogilvy *Verge* digital summits to Dubai, Toronto, Tokyo, Barcelona and São Paulo. In 2008, we will hold events in New York City, Hong Kong, Dublin and more.

> ‘More than half our business is now digital’

It is very rewarding to see these digital efforts gain third-party recognition. In December 2007, the interactive industry's leading analyst, Forrester, released its report on the top interactive marketing agencies. After reviewing 33 leading interactive firms, OgilvyInteractive was named one of seven leading interactive agencies in the industry, with a "comprehensive interactive marketing offering" for companies looking for emerging media expertise. OgilvyInteractive earned the top marks in categories such as current offering, strategy and market presence.

As clients look for more accountability in their marketing investments, we are ready. Our Consulting and Analytics practice showed outstanding growth in 2007. Neo@Ogilvy – our digital media, direct response and search marketing operation – continues to shine. Neo's revenues grew well beyond our expectations on the strength of a core of global clients and 70 new business wins. It is now a truly global force, with 30 operations in 23 countries.

Looking ahead to 2008, OgilvyOne will continue to innovate. Following a highly successful experience in Singapore, we will be launching a global network of Ogilvy Digital Innovation Labs. From our hubs in Singapore, New York, London, Beijing and São Paulo, the Lab network will look to create innovations in hot market areas such as mobile marketing, digital point of sale, and marketing optimization. We will help design the future for our clients... now.

Ogilvy Public Relations Worldwide

Report by Marcia Silverman
Chief executive officer

Ogilvy PR had three principal business objectives for 2007:

- Become more global in our approach.
- Build our online capabilities and 360 Degree Digital Influence offering.
- Grow our business.

We met these objectives, allowing us to serve our clients with ever greater effectiveness and to more firmly establish ourselves as a truly global agency.

Asia-Pacific, in particular, saw important advances in 2007. Our operations in the region, with a presence in every major market, are regularly cited as being twice the size of our nearest competitor.

China has been an especially fertile market, as we secured eight of the official sponsors of the 2008 Olympics in Beijing as clients. Our status in the region was underscored by 23 honors in the Asia-Pacific PR Awards, including half of all Campaign of the Year awards, while our Asia-Pacific president/CEO Christopher Graves was named PR Professional of the Year. We increased our reach in Latin America as well, by opening new offices in Brazil, Chile and Mexico.

2007 was also the year our 360 Degree Digital Influence offering was fully globalized, giving us a significant point of differentiation from the competition. We developed innovative, high-profile campaigns for Unilever's Bertolli brand and Johnson & Johnson's Aveeno brand, while also creating an online community about beds for Select Comfort. Recognizing the increasing importance of social media in public health, we guided the U.S. Department of Health and Human Services in the creation of its first blog, which addressed the issue of a possible flu pandemic.

Our expertise in digital marketing was further highlighted by the naming of John Bell, managing director of 360 Degree Digital Influence, to the Board of Directors of the Word of Mouth Marketing Association.

Our new business wins in 2007 included some household names in both the consumer and B2B markets: LexisNexis selected Ogilvy PR to aid in corporate positioning and Quaker tapped our proven expertise in cause-related communications. Additional new clients include adidas, Goodyear, Louis Vuitton, National Geographic, Nokia, CDW, California Closets and Wells Fargo. And Satyam, the IT consulting and services provider, named us its global agency of record.

As always, we worked to build our business with existing clients throughout 2007. Our prior accomplishments for Unilever and DuPont earned us significant new assignments from those global companies. We also expanded our long-established relationship with the Centers for Disease Control and Prevention, winning seven new contracts.

‘Our 360 Degree Digital Influence offering [is now] fully globalized, giving us a significant point of differentiation from the competition’

Our robust presence in the social marketing arena continued to be underscored by The Heart Truth campaign for women's heart health. This was the fifth consecutive year we have carried out the campaign for the National Heart, Lung and Blood Institute. We also celebrated our 20th anniversary of promoting HIV/AIDS education nationwide.

Finally, a source of particular satisfaction was the fact that we retained every one of our top 10 clients in 2007. As important as competing for – and winning – new business is, retaining existing clients and nurturing the relationship with those clients is the surest route to long-term success.

Rather than say how we do all this, I will close by quoting Tan Sock Wee, director of communications in the Asia-Pacific region for UPS – a client of ours for seven years now.

"We are constantly delighted by Ogilvy PR's 'can do' attitude; no task is too small, big ideas are the norm and they share the same passion for our brand as we do. We know we can count on Ogilvy PR to protect and lead our brand into the future."

Ogilvy Healthworld

Report by Steve Girgenti
Chief executive officer

2007 was an extremely strong year for Ogilvy Healthworld across all regions and in the 35 countries where we have operations.

We offer a full array of marketing communications services, encompassing strategic planning, marketing strategy, medical education, professional and DTC advertising, public relations, clinical trial recruitment, medical education, healthcare professionals and consumer relationship marketing, digital communications, meeting planning, and market analytics.

Our US operations experienced a year of extraordinary growth. New business success was plentiful with engagements from new clients Takeda Pharmaceuticals, Sanofi-Aventis, Roche Diagnostics, and Smith & Nephew as well as additional assignments from existing clients Allergan, Johnson & Johnson and Wyeth.

Our US-based medical education business won new brand assignments from Eisai, Human Genome Sciences, Bayer, Takeda Cephalon, GlaxoSmithKline, Cell Genesys and developmental work for pipeline agents from Merck, Eisai and Novartis. The group has made great strides in developing global medical education capabilities by transferring expertise from regional centers of excellence to emerging markets. Our medical education network is now the most robust in the industry, well positioned to help clients drive global brand marketing through scientific and educational communications.

In Europe, our pan-regional and global business has grown dramatically due to increasing centralization of marketing in the pharmaceutical sector. With growing consumer desire for nutrition, health and wellness solutions, our European team has been building our consumer health services business working with consumer goods clients such as Nestlé. We are also expanding with other non-pharmaceutical clients, such as GE Healthcare, for whom we've commenced work on a global assignment from the UK.

We continue to build our regional base in Europe in response to client needs. In 2007, we opened our first office in Moscow, which has already secured significant assignments with two multinational clients. In Latin America, Mexico expanded its business base, winning several new clients including Teva, Nestlé Infant Nutrition, Novartis, BMS, Ipsen and Schering Plough. In Brazil we completed a long-planned integration of services, melding the best talent from other Ogilvy units with our Healthworld staff. The resulting service level will boost our offer to existing clients as well as those with broader and more sophisticated health marketing needs. >

Within the Asia-Pacific region, Australia keeps growing with six new assignments in 2007. Our practice in Singapore won five new clients during the year including pan-regional assignments from Bayer Health and The Parkway Hospital Group.

We also made considerable progress in building our Asia-Pacific network, led by the acquisition of Pharmax, a major healthcare communication company in South Korea, which is one of the fastest-growing markets for our multinational clients. In Australia, we formed Fibre Ogilvy, a group specializing in providing healthcare CRM and other interactive solutions.

Digital technologies have dramatically changed our industry, and their impact is no less strongly felt in healthcare communications. Around the globe, clients are asking for digital solutions. We have seen demand for digital campaigns grow, whether it's to engage consumers and patients or for client internal communication programs. Our healthcare digital specialists have joined forces with OgilvyInteractive to offer unbeatable capabilities. We are currently working on digital projects for Pfizer, Bristol-Myers Squibb and Boehringer Ingelheim.

❛ Our focus will be on medical education and digital as springboards to future growth in healthcare communications ❜

Strengthening our creative talent remains a top priority. Ogilvy Healthworld was widely recognized in the international awards competitions in the past year. We won two Rx Cub Gold awards for Janssen's Invega in the UK and GSK's Augmentin in South Africa. An additional 13 Awards of Excellence were won by entries from India, South Africa and the US. In the Global Awards competition, Ogilvy Healthworld won two Globals and had 10 finalists.

Our success in 2007 provides a solid platform for further growth. Our mission is to continue to service our current clients with increasingly higher levels of strategic guidance, creative excellence and account service. Our ability to retain and broaden our assignment base with our multinational clients is a core strength of the organization.

In 2008 and beyond, Ogilvy Healthworld will continue to expand through organic growth and with acquisitions in key markets. We anticipate the need to further diversify. Our focus will be on medical education and digital as springboards to future growth in healthcare communications.

As recently announced, I will be stepping aside after 22 years as CEO of Ogilvy Healthworld, but will continue to serve as chairman through the end of the year.

OgilvyAction

Report by Rick Roth
Chief executive officer

2007 was a landmark year for OgilvyAction. We made significant investments in the future of our young company – investments we are confident will bring us strong results going forward.

Pick up any newspaper or trade journal and you cannot avoid reading about how the world of marketing is changing. With consumers in full control, retailers more powerful than ever, and the impact of traditional media still unpredictable, our clients need to make measurable impact leading up to the sale where it matters most... *The Last Mile*™. We now have the services, the thought leadership and the global network to help them win.

The single most important event of the year for us was bringing the activation companies of the Ogilvy Group together under one name, OgilvyAction. The new identity has had an extremely positive impact on our business, our people, how we attract talent and how we go to market. Our clients responded with strong support. We see increases in new business opportunities, and we are gaining visibility in the industry.

We have made it clear that we are no ordinary activation company. Our *Last Mile* platform resonates with marketers across the globe. The fact that we can deliver best practices across a global network gives us true differentiation in the activation space. In 2007, we expanded our operation across several emerging markets in India, Eastern Europe and Latin America.

We have committed to delivering thought leadership in the areas of shopper and trade marketing and our clients are rewarding us with more business. Our experiential and field marketing disciplines have been engines of growth. Our retail design and sports marketing capabilities further increase our competitive advantage.

One of the most important opportunities for OgilvyAction is to capitalize on what we call Digital Last Mile Activation. Today a consumer's path toward a purchase decision can take place online, on the street and in the store. With each passing day, there is stunning new technology that allows us to connect, engage and influence in ways never seen before. At OgilvyAction we are leveraging digital technology to help our clients stay a step ahead.

In 2007, we launched our *Last Mile Analytics*™, a suite of tools that provide critical insights into how consumers become shoppers and how shoppers become buyers. These tools put answers on our clients' desktops in real-time and prove our commitment to providing measurable results. Client feedback has been overwhelmingly positive.

We are focused on doing the kind of work that will influence both how consumers act and how retailers become advocates for our clients' brands. With tools like Shopper Analytics, Market Analytics, In-Store Optimizer and Contact Analytics, we continue to prove that we are anchored in what is most important to our clients. We developed CheckPoint Planning, our road map for getting to strategically brilliant work. The process forces us to consider the interaction between the consumer, the customer and the brand relationship in any work we do. It has become our catalyst for generating insights, ideas and results.

Our platform, processes and tools are key to our success. But our real momentum will come from big ideas that make the cash register ring. We are celebrating great work across the company and constantly raising the bar. We are very proud that we won more industry awards in 2007 than ever before.

The Ogilvy portfolio of clients is our priority for growth. There has never been more demand for our services and we have barely scratched the surface.

OgilvyAction now sits in a very definite position of strength. As always, it comes down to our people who bring it all together. Each and every one of our employees is becoming a *Last Mile* evangelist.

Each is charged with helping us hunt, helping us advocate, helping us take OgilvyAction to the next level. 2008 looks very promising. ■

With each passing day, there is stunning new technology that allows us to connect, engage and influence in ways never seen before



JWT

Report by Bob Jeffrey *(right)*
Worldwide chairman and chief executive officer
JWT



At JWT, we believe in the primacy of the brand. Despite the many changes affecting our business and our clients' businesses in recent years, some universals remain. Foremost among them: the idea that creative work needs to be properly rooted in the task of building a client's brand. We firmly believe that the greatest ideas come from core brand-building principles commingled with the best of now (new technologies, new platforms, new markets) in a smart, effective way.

This is what 21st-century brand building is all about. It acknowledges that building a brand is still the most important function of marketing while taking into account how radically different marketing today is from 20th-century marketing.

This understanding has guided the strengthening of our network and our long-standing client relationships. We are ranked as the largest agency in the US and the fourth largest in the world by *Advertising Age*. Our size is rivalled by our creativity. Most notably, JWT was named as the Hottest Agency in both China and India by *Campaign Brief Asia* in 2007; we are No.2 in the creative award rankings in Latin America; and were the Middle East's most-awarded agency in the *Campaign* Middle East Awards and MENA Cristals.

Last year, we expanded our ties with many of our multinational clients in several parts of the world, among them Nestlé and Unilever. We were also awarded Johnson & Johnson's Band-Aid and Reach brands, following the company's acquisition of our 46-year client, Pfizer Consumer Healthcare.

And our Team Detroit continues to innovate for 62-year client Ford Motor Co., launching multidimensional work for the F-Series, the Fusion, the Taurus and the new Sync communications and entertainment system. For the Edge, we augmented the traditional campaign with a robust interactive effort, which included a mobile website, cell phone messages and The Edge Music Videocast, featuring music videos from must-hear artists.

In addition to growing our existing relationships, we also forged new ones – dozens on the local level. Some of the more notable include Saudi Telecom, the world's 15th largest telecom company; Macy's, America's most famous department store; Royal Caribbean, the international cruise company; Thrifty car rental in Australia; and Sony Bravia and Wal-Mart in India.

‘ We are focusing much of our growth efforts on the BRIC markets (Brazil, Russia, India and China), as well as... up-and-comers that have the potential to be tomorrow's rising economic stars ’

We were named Nokia's global network. For us, Nokia symbolizes JWT at its best. The months-long pitch showcased our single-minded focus on success from the beginning, our use of new technologies and working styles, and the rise of the next generation of leaders. It also demonstrated our strength as a global network, one that allows for a multicultural, open-source and fluid collaborative process.

Our diversity is indeed a force for good. We believe ideas can come from anywhere, which is why we need to be everywhere. With a presence in more than 90 countries, our reach is expansive. To break through ethnocentric thinking, we funnel ideas from south to north, east to west.

We are focusing much of our growth efforts on the BRIC markets (Brazil, Russia, India and China), as well as many of the countries that make up the 'Next 11', Goldman Sachs's list of up-and-comers that have the potential to be tomorrow's rising economic stars (Bangladesh, Egypt, Indonesia, Iran, South Korea, Mexico, Nigeria, Pakistan, the Philippines, Turkey and Vietnam). Our network is well-poised to capitalize on the promise and dynamism of many of these countries.

We know that creativity is not imperialistic, authoritarian, Anglo-Saxon status quo. Rather, it is multicultural, original, fluid, open-minded. It is passionate, emotional, expressive and uninhibited. Our nearly three-year-old HSBC campaign, which celebrates that brand as 'The World's Local Bank', is a prime case in point, taking a broad world view rather than a myopic one.

We have several other examples of this type of unabashed, borderless creativity. Last year, for instance, JWT Paris leveraged seduction in a unique and interesting way for Wilkinson Sword's 'Fight for Kisses' campaign. An animated film showed the Quattro Titanium shaver helping a husband win back his wife's affection by making his skin as smooth as their new baby's; it led viewers to an online game that pitted infant against dad. For Spanish winemaker Freixenet, our Barcelona office recruited Martin Scorsese to direct and star in a nine-minute short about his attempts to film three pages from a long-lost unfinished Hitchcock script.

Both the Freixenet and Wilkinson Sword efforts were huge viral successes online, garnering millions of hits between them.

Digital is intrinsic to the future of our business, and we have been relentless in building our capabilities in this realm. Last year we merged online agency Digit with our London office, strengthened our in-house digital resources and continued to invest in our CRM network, RMG Connect. The JWT and RMG Connect partnership developed a truly integrated campaign for the United States Marines Corps, helping us retain the 60-year-strong account in a government-mandated pitch. This year we are looking to bolster our offering by considering several strategic opportunities.

Despite our stronger concentration on new media and technologies, we always keep in mind that doing good work is not about "doing it all". It's about "doing the right thing". There is no one answer to multi-channel marketing: It is entirely dependent on what's right for the brand.

That's always been a core belief at JWT. It's one of the main reasons we have enduring relationships with clients that are going strong after 80, 90, even 100 years.

> ‘We know that creativity is not imperialistic, authoritarian, Anglo-Saxon status quo. Rather, it is multicultural, original, fluid, open-minded. It is passionate, emotional, expressive and uninhibited’

How do we do it? By pushing for world-class brand ideas on everything, by turning the network into a competitive strength through the development of our culture and technology, and by loving what we do so that it shines through. We're taking the best of yesterday and bundling it with the best of today and even better of tomorrow in a relevant way that is always soundly based on building the brand. ■





Young & Rubicam Brands

Y&R
Wunderman
VML
Burson-Marsteller
Landor Associates
Sudler & Hennessey
The Bravo Group
Cohn & Wolfe
Robinson Lerer & Montgomery

Report by Peter Stringham *(right)*
Global chief executive officer



Although some communications services organizations struggled in 2007, the Young & Rubicam group of companies – Y&R, Wunderman, Burson-Marsteller, Landor, Sudler & Hennessey, The Bravo Group, Cohn & Wolfe, VML and Robinson Lerer & Montgomery – found renewed strength, adding new resources and capabilities, while reinvigorating our core strengths and values.

Almost without exception, each member of Young & Rubicam Brands grew revenue and operating profit.

Most significantly, 2007 saw our recommitment to our strategy of "Best Alone, Better Together".

This concept, deeply ingrained in the Young & Rubicam DNA, dates back to the "Whole Egg" model introduced by our legendary chairman emeritus, Ed Ney, in the 1970s.

Quite simply, we believe that each of our companies must be leaders – best in class in their own discipline. At the same time, it's critical for us to be institutionally organized to collaborate so that we are also "Better Together" for those clients who want and need solutions across disciplines and geography.

Over the past few years, we have invested a great deal on the "Best Alone" part of the equation.

Our individual companies have rebuilt themselves to meet today's needs, as you will read in the following reports, particularly in developing their digital capabilities. These restructured and resurgent companies can now go toe-to-toe with the leaders in each of their respective disciplines. That's something we could not say as easily a few years ago and is a great testament to the quality of management in each organization.

We are now increasingly turning our attention to being "Better Together." While not all clients want or need a fully-integrated solution, many operate across geography and disciplines. For these clients, it's imperative to create a consistent brand experience across all consumer touchpoints.

We've taken several steps to make sure this happens. First, these uniquely demanding clients must have access to the most appropriate resources at all times. So we have empowered our global client leaders – and restructured their incentives – to ensure that they deliver the people and resources that fit individual clients' needs without bias. Every solution must start and finish with the client. Brand stewardship and integration are ultimately too important for any client to hand off to their agency. So we must see ourselves as their best ally in getting those jobs done.

The ability to integrate marketing concepts across customer touchpoints is not a skill set that is common in our industry or easy to learn. For that reason, in 2007 we announced a new program designed to ensure that Young & Rubicam Brands people are the best in the business at understanding truly integrated solutions and how to create them. We call it Ray Rubicam University, after the charismatic and brilliant creative leader who founded the agency in 1923.

> In 2007 we announced a new program designed to ensure that Young & Rubicam Brands people are the best in the business at understanding truly integrated solutions and how to create them. We call it Ray Rubicam University, after the charismatic and brilliant creative leader who founded the agency in 1923

Rubicam U. will be the platform to discover and teach the cutting-edge ideas that drive the best integrated solutions. It is designed to augment the excellent training programs taught in our various companies and to engender a deep understanding of how all the pieces fit together. The net result for our clients should be true value added in integrated solutions rather than simply 'one-stop shopping'.

Finally, we have renewed and revamped our *BrandAsset™ Valuator*, one of the very best and proven brand measurement tools in the industry, creating BrandAsset™ Consulting, a dedicated consultancy. Making this unit independent is another way of institutionalizing channel-neutrality as we approach our clients' brands.

All of these initiatives point us in a new direction and, as we continue the revitalization of the new Young & Rubicam Brands in 2008, we anticipate retaking our position as true thought leaders in the marketing industry.

Y&R

Report by Hamish McLennan
Global chief executive officer

Today's marketing environment is dominated by two seemingly countervailing forces. There is on the one hand, the unprecedented ability to market with a precise, data-driven, algorithmic approach to consumer and brand knowledge. On the other, there is a broader and deeper need for its expression through breakthrough content and creative. In 2007, Y&R continued to transform to capitalize on these trends.

We leveraged all that is historically powerful about our brand, while at the same time recharged our offering with new leadership and new capabilities.

Leadership was a key priority going into the year and we made some critical hires and promotions. We brought Mitch Caplan on board as our chief marketing officer in North America and Tarik Sedky as our chief digital officer. We named Shelley Diamond, a 16-year veteran of the agency, the head of our flagship NY agency. We hired L.H. Whelchel as our chief talent officer.

Finally, our most high-profile appointment of the year was Tony Granger, one of our industry's top creative talents, who joins us shortly as our worldwide creative director. A top priority this year was making digital part of our day-to-day vocabulary. Key to this was the creation of a Digital Headquarters Group in New York and strategic centers of digital excellence around the world. In 2007, we ramped up in London, Paris, New York, Singapore and Brazil, adding to existing capabilities in Irvine, San Francisco, Chicago, Toronto, Cape Town, Tel Aviv, Sydney and Melbourne.

> We leveraged all that is historically powerful about our brand, while at the same time recharged our offering with new leadership and new capabilities

With these new operations, we are more and more able to support our clients in their digital efforts anywhere around the globe. As a result, we are capturing significant online business from key clients such as Accenture, Danone, Chevron, Colgate and Sears, to name a few. In places like Australia, there is phenomenal growth of interactive business.

We broadened our offering in other high-growth areas, as well. We formalized our retail practice, based on our experience working with over 300 retail brands around the world. We created a formidable shopper marketing infrastructure, which is up and running in the US, Latin America, Europe and Asia. We launched a new specialist agency in the UK: Swarm, dedicated to through-the-line communications.

We continued our commitment to the high-growth and emerging markets. Latin America, under the leadership of Eddie Gonzalez, delivered one of its strongest years of growth and profitability and remained a creative powerhouse. >

Under the leadership of Ambar Brahmachary in Asia, we relaunched our operations in China to create an offering relevant to today's marketplace.

We continued to invest in Central and Eastern Europe by taking over one of the leading agencies in the key market of the Ukraine.

In India, where our agency partner is Rediffusion DYR, the network was refreshed with new strategic and creative blood, and new business and creative awards were in abundance.

We are well positioned to capitalize on the growth in all of these markets that are increasingly important to our clients.

At the same time, our Western markets performed well in 2007. In North America, the banner news was the global win of LG business, an assignment that spans 56 markets. New York balanced its global emphasis with a revived emphasis on local new business, resulting in three wins in the fourth quarter. Our Irvine agency added to its senior management ranks with several key appointments, won Jenny Craig in a competitive shoot-out, and added a solid base of local assignments. Y&R San Francisco and Y&R Chicago continued to strengthen their base, with both new assignments and growth from existing clients. The appointment of Tom Sebok in early 2008 as president and CEO of Y&R North America will accelerate the momentum that has been building in the region.

Europe, in the third year of Massimo Costa's leadership, made some strategic acquisitions and partnerships in Spain, Portugal, the Netherlands and Ireland. Europe won pan-regional assignments for Volvic, Novotel, Fromagerie Bel, the GTV pay-TV network for Africa, and Hitachi and scores of major wins in individual markets.

The consistent strength of our network is serving us well in helping our global clients as they continue to build their brands in both mature and emerging markets around the world. It also positions us well for new business. This was evidenced by the LG win as well as by the support we gave to the cross-Group team which pitched and won the historic Dell assignment, and now as we continue to support the transition.

2007 also saw Y&R taking a more active role as a thought leader in our industry. We hosted a seminar at Cannes, inviting former US Vice President Al Gore to discuss the climate crisis. The record-breaking audiences were galvanized by his passion and presentation. This year, our seminar will feature Rupert Murdoch, who continues to have such a profound influence on the media and marketing environment.

We are looking forward to a strong year in 2008 as we celebrate our 85th anniversary.

Wunderman

Report by Daniel Morel
Chairman and chief executive officer

Hurtling towards our digital future, Wunderman is well on its way to becoming a billion-dollar marketing services network. We've been successful because of aggressive expansion, a culture steeped in growth and a deep commitment to training.

In 2007, we delivered double-digit revenue growth – more than half from existing clients. We acquired the hottest independent digital shops and our presence grew to 130+ offices in 55 countries. This led *Advertising Age* in late December to name Wunderman the No.1 global marketing services network.

We draw great strength from our rich heritage and future focus. We're pioneers in harnessing the possibilities of creating conversations that start and continue across print, TV, phone and digital channels. We also understand it is no longer a matter of *if* clients will become digital players but *how fast* they will become one.

> ‹ More and more clients want to engage customers dynamically in real-time, with customized content ›

New clients like Orange, Nationwide and Smith Barney have chosen Wunderman as their Agency of Record. Long-time clients like Microsoft, Ford and Citibank are asking us to unlock the promise of the web, search and personalization technologies. More and more clients want to engage customers dynamically in real-time, with customized content. They want their customers to *want* to join in, collaborate and act. This takes a depth and breadth of resources and a mastery of data and analytics in one seamless network all over the world.

So we added the much-coveted, Vancouver-based Blast Radius, acquired These Days in Belgium and Aqua Online in South Africa and formed Wunderman International to help serve the Japanese market. We bolstered our core competencies in data services with a majority stake in DataCore Marketing.

This complements our strong data and analytics credentials, which include KnowledgeBase Marketing (and subsidiaries Fortelligent and now DataCore), and interactive specialist and web analytics expert ZAAZ. And we started 2008, our 50th year, by acquiring AGENDA, an interactive crown jewel in Asia.

We stand today as a dominant force in digital direct marketing. Each new organization brings its own expertise and presence. Connecting these new shops with Wunderman's global analytics and customer-centric marketing expertise is an attractive proposition for us both. We value collaboration that connects our companies, geographies and disciplines to benefit our clients. Our experienced executives, who have worked together for years, make this possible across the globe.

As we've grown in size and scope, we've shifted key leaders to pivotal new positions. Trish Wheaton now serves as chief marketing officer, Wunderman's first, in charge of global new business and brand stewardship. Wolfgang Haf expands his role to chief marketing officer throughout Europe. Stewart Pearson serves as chief client officer. Among his key responsibilities is working with our newly acquired companies.

Lester Wunderman, the founder of this remarkable agency, served up the simple formula that continues to ring true: "Success through substance." It is at the heart of why we are always improving, predicting trends and not just following them. And to the future? We look forward to it.

VML

Report by Matt Anthony
Chief executive officer

VML celebrated its 15th anniversary in 2007 with significant growth, geographic expansion and industry recognition. Named by *Advertising Age* as one of the Top 20 Interactive Marketing Agencies in the US, VML continues to expand digital and interactive capabilities to support an increasing number of world-renowned brands.

During a year packed with positive developments, some of the best news arrived in December when VML was named a Strong Performer in *The Forrester Wave™: Interactive Marketing Agencies, Q4 2007* receiving the top score for innovation.

Throughout the year, VML produced award-winning work for numerous client partners, including Microsoft, Colgate-Palmolive, Cadbury Schweppes, Burger King and Xerox. VML also strengthened relationships with valued client partners such as adidas, Bayer, Hallmark, Hill's Pet Nutrition, Ford, Intuit and Sprint.

VML also expanded its base by welcoming a diverse set of new clients spanning a wide array of industry disciplines and geographic reach. New engagements included strategic partnerships with Motorola, Ernst & Young, HSBC, SAP, Sam's Club, the TJX Companies (T.J. Maxx, Marshalls, HomeGoods), Oceania Cruises, the American Cancer Society and the Kansas City Royals major league baseball team.

VML's expertise in cross-connecting consumer-facing interactivity and business-to-business portals is a core agency strength, as is delivering digital solutions utilizing leading-edge technologies. And while VML deepens its credentials related to all things interactive, the agency continues to strengthen media capabilities and offline advertising disciplines.

> VML continues to expand digital and interactive capabilities to support an increasing number of world-renowned brands

The agency continues to drive innovation in the digital space. *SEER™*, VML's proprietary brand management tool, arms a brand with the highest level of online insight. *SEER* enables a marketer to identify who's talking, discover what they're saying and determine who exerts the most influence in those conversations.

The VML Digital Network is now more than 700 individuals strong and VML's principal offices in Kansas City, New York and Seattle have grown in scope, expertise and capabilities. VML agencies Studiocom, with offices in Atlanta and Bogotá, Colombia, and GT (Good Technology) in London and Barcelona, extend VML's global footprint and international competencies.

2007 was the most successful and rewarding time in the agency's 15-year history. VML continues to deliver on its foundational promise: delivering creative solutions at the intersection of marketing and technology.

Burson-Marsteller

Report by Mark Penn
Worldwide chief executive officer

During 2007, Burson-Marsteller continued to make significant progress towards our long-term strategic goals while at the same time driving strong short-term financial results. Our success was driven by our focus on executing our *DIGS* strategy for the second consecutive year, which has been re-shaping Burson-Marsteller into a firm that is more Digital, Integrated, Global and Strategic.

Our increasing digital capabilities continued to shine in 2007. We named a chief digital strategist and launched new digital programs for key clients, including corporate websites for Hormel and Kraft. We led the digital launch of the redesigned $5 note on behalf of the U.S. Treasury's Bureau of Engraving and Printing. We won several awards for an innovative program conducted in the online virtual world of Second Life by our Latin American tourism practice on behalf of the Mexico Tourism Board.

Our dedication to integration allowed us to offer clients an unrivaled mix of services and strategies. For instance, when we led the communications during one of the largest private equity buyouts in history in mid-2007, we saw significant contributions from a research team at Penn, Schoen & Berland, a creative team from our advertising unit Marsteller and our grassroots outreach unit, Direct Impact.

The Key Client Relationship (KCR) program has been a great success. The program provides clients with a single point of global accountability and a commitment to deliver the best Burson-Marsteller has to offer across geographies and practices. In 2007, we also developed an offshoot, the Growth Client Relationship (GCR) program, targeted to smaller client engagements that have the potential to grow into KCR clients.

We believe the firm and our client programs are now more dedicated to strategy and research than at any prior point in its history. A significant and growing part of our business is helping address strategic business challenges and opportunities by taking an evidence-based approach to communication, which we believe is a significant differentiator for Burson-Marsteller.

For the second consecutive year, our revenue and profit grew while our profit margin improved, with a particularly significant contribution from Europe.

> Sustainability... is emerging as the strategic corporate reputation challenge of the decade

We added a number of blue-chip clients during the year including Sony Ericsson, Telefonica and Comcast. We also bolstered our senior ranks with the addition of Richard C. Powell Jr as our COO and the elevations of Simon Pangrazio to CEO, Asia Pacific and Jeremy Galbraith as CEO, EMEA.

In 2008, we have identified three core areas where we believe the *DIGS* strategy will continue to drive growth:

- First, the rapid expansion of our digital communications offering and the growth of digital training for all our people remains a key priority.
- Secondly, we want to grow what is already one of the industry's premier corporate crisis and issues management capabilities by integrating this offering across geographies and clients.
- Lastly, we see enormous potential to expand our expertise in positioning clients around corporate social responsibility issues, including in the area of sustainability. This is emerging as the strategic corporate reputation challenge of the decade. Using evidence-based communications techniques, we intend to be the dominant player in all of these spaces as we drive *DIGS* forward.

Landor Associates

Report by Charlie Wrench
Chief executive officer

2007 was a record year for Landor, reaching new financial highs. We also made considerable progress against our key objectives for the year, as follows:

- **To be the most cohesive global network in our field.** We started the year by bringing 70 leaders from across the network together to launch our new vision. We created new cross-office roles to promote the flow of best practice across the network. We revised our key incentive programs to reward cross-office partnering. More than 40 of our people worked some or all of the year in an office other than their own. And over a third of our employees were connected through cross-office communities. By year-end, working as 'One Landor' was fast becoming a new network mantra.
- **To strengthen our presence in emerging markets.** In September, we opened our fourth office in Greater China, in Beijing, on the back of the *Economist* Branding Conference attended by over 300 local marketing professionals. The office quickly established itself, securing seven new high-profile client relationships before the year closed. We also put our first person on the ground in Mumbai with a view to opening a new office there within 12 months, and opened a new office in Melbourne. Additionally, we successfully expanded our client portfolio in Russia, Eastern Europe and Brazil.
- **To expand our offering.** We set out to expand our offering in five specific areas: Brand Engagement, Innovation, Naming, Environments and Green branding. We made good progress on all five: we more than doubled the number of Brand Engagement programs we conducted; we secured Innovation roles with PepsiCo, Kraft, Fosters, Kronenbourg and Nestlé, and won the Innovation award in the Grand Prix

> We set out to expand our offering in five specific areas: Brand Engagement, Innovation, Naming, Environments and Green branding

Strategies du Design for our Danone Essensis work in France; we almost doubled the amount of Naming assignments conducted versus 2006; we secured the Graphis Design gold award for our Environments work on LG Best Shops in South Korea and delivered much-celebrated retail branding programs for national grocery chains Morrisons and Pick 'n Pay. Finally, we also won the Design Green Award for our 'One Degree' sustainability program for News Limited.
■ **To drive up our thought leadership.** 2007 saw Landor literally double our 2006 level of published content. We published Allen Adamson's *BrandSimple* in Mandarin, increased our media coverage by 16%, spoke at over 50 conferences and relaunched Landor.com, welcoming over one million visitors to our site for the first time.

I am pleased to say that our progress in the above was reflected in an impressive year on the new business front. Major new relationships included Verizon Wireless, Capital One, Grupo Gerdau, Kale Group, Barilla, China World and the Dubai Waterfront. Finally, what had been a good year overall finished on a high with Landor winning the prestigious R.V. Goldstein Award, P&G's premier award for sustained brand building, and being named UK *Marketing* magazine's Agency of the Year for the third time in six years.

Sudler & Hennessey

Report by Jed Beitler
Chairman and chief executive officer

Sudler & Hennessey is one of the world's most successful and sought-after healthcare communications groups today. We have continued to build on our past successes by bringing new and additional service and geographic offerings to meet the ever-changing needs of our client bases within human and animal health industries including pharmaceuticals, biotech, fast-moving consumer goods, foods, device/diagnostics as well as governmental and non-governmental organizations.

S&H continued to enjoy another year of solid growth, both from existing as well as new clients. The agency strengthened its relationships with many of the top global and regional healthcare companies. Beyond our base of pharmaceutical clients, the S&H network expanded its health and healthcare client base in the areas of foods/nutrition and packaged goods as well as governments and NGOs. In 2007, S&H strengthened its presence in Central and Eastern Europe, Latin America and the Asia Pacific regions.

Technology remains crucial to the network's ongoing promotional and educational efforts. In 2007, the network reorganized and recruited new talent and to help manage its digital assets. The network split off its Avenue-e unit to handle all applications development and created S&H Digital to manage its online and offline client work.

In 2007, the creativity within S&H network once again shone through. The agency won a Global Award, two Gold and three Silver Rx Club Awards, one Gold and Silver MM&M Awards, four Gold Comprix Award, one Gold IN-AWE, one Gold PMT Award, two Silver "Daveys", as well as numerous finalist certificates, awards of excellence and certificates of excellence from creative festivals around the world.

> We have continued to build on our past successes by bringing new and additional service and geographic offerings to meet the ever-changing needs of our client bases

The Sudler & Hennessey network has a very strong and seasoned staff of senior managers to oversee its global operations. Louisa Holland is president and chief operating officer of all of the US operations. Dr Brian Kelly is chief strategy officer for S&H EMEA. Bruno Stucchi is global creative director. Rob Rogers is president of S&H Asia/Pacific as well as chief creative officer for S&H New York. David McLean is chairman, Asia/Pacific/Canada. Ellen Goldman is chief financial officer and chief operating officer for S&H Worldwide.

As a result of new client assignments and in recognition of the shifts in global healthcare delivery, the Sudler & Hennessey network will continue to expand, both in terms of its geographic footprint as well as in services offered. >

The Bravo Group

Report by Eddie Gonzales
Chairman and chief executive officer

In 2007, The Bravo Group saw a key management change, the consolidation of all five Bravo offices, new executive appointments and promotions, awards for creative work and contributions to our Hispanic community.

In October, we consolidated the five offices of The Bravo Group under the single leadership of Eric Hoyt, who has been with Y&R Brands for over 17 years and was given additional responsibilities as president and COO. With Hoyt's appointment, the agency is looking ahead to be more geographically client-driven rather than New York-centric. Nilda Velez, GM of MosaicaMD assumed leadership of the NY office.

> ‹ The agency is looking ahead to be more geographically client-driven rather than New York-centric ›

Our work was recognized and awarded. Two ads, created by Bravo and multicultural agency MosaicaMD, were ranked as the number one and two most-recalled Spanish-language TV ads, according to IAG Research. A Ragú® pasta sauce ad created by MosaicaMD was ranked as the most-recalled ad on Spanish-language TV stations Univision and Telemundo and one created by Bravo for Oreo® cookies was the second. The Bravo Group won the Diente de Oro award from Círculo de Creativos Argentinos for the website www.consultoriodelpuma.com, created for the Wrigley Eclipse brand, which was a key component of a multi-million dollar, fully integrated Hispanic marketing campaign.

In 2007, the agency continued to attract top talent, notably Jaime Kalfus as chief insights officer and Jesus Portillo as chief financial officer. In the pro bono arena, Bravo created an ad campaign for The Latino International Theatre Festival of New York to promote the inaugural TeatroStageFest '07.

Top Bravo executives were recognized for their contributions in the community. Yvette Peña was honored at the Hispanic Alliance for Career Enhancement (HACE) 25th Anniversary Award Ceremony for her career achievements and work in the Hispanic community. Veronica Vela was chosen to be among four panelists to speak and share their experience with attendees at the Diversity in Advertising Career Day held in New York City.

Cohn & Wolfe (Full report on page 64)

Report by Donna Imperato
Chief executive officer

Cohn & Wolfe continues to run a highly successful business. In 2007 we saw most of our growth in consumer marketing, technology and digital media, while our healthcare practice again handled some of the industry's most high-profile campaigns. We had a number of notable wins across our network and good organic growth with existing clients. And we were again listed as one of the Best Agencies to Work For by *The Holmes Report*, where we were lauded for our overall creativity and culture and received high marks for employee morale.

Robinson Lerer & Montgomery

Report by Linda Robinson
Chairman

Robinson Lerer & Montgomery, a New York-based strategic communications firm, serves the directors and senior management of companies in every major industry. RLM's practice areas include reputation-building programs, crisis management, corporate campaigns, M & A, restructuring and reorganizations, CEO transitions, litigation, strategic marketing, governance issues and regulatory matters. In these areas, RLM furnishes both strategic planning and tactical implementation of communications programs that address every external and internal audience of a client organization.

RLM is one of the leading organizations in its field, and in 2007 it added to its strong record of performance. The firm took on new assignments of particular significance in the financial services, pharmaceutical, healthcare, technology, airline and retail sectors. ■

Grey Group

Grey
G2
GHG
GCI Group

Report by Jim Heekin *(right)*
Chairman and chief executive officer
Grey Group



2007 was the year that "The New Grey" was introduced on the world stage. Starting in January, with our new management team at the helm, Grey Group took decisive actions to accelerate our transformation to a world-class Total Communications company driven by powerful ideas that accelerate brand potential.

The building blocks of this transformation are:

- **Making creativity our singular priority:** The combination of better creative talent and higher standards is changing the reality and perception of our work.
- **Brand Acceleration:** Our global strategic platform, that ensures the quality of our ideas and the optimum impact of our communications plan, is now integral to the way we work in every discipline, in every country.
- **Total Communications offering:** By pairing the creative expertise of Grey with the activation marketing expertise of G2, we are delivering big ideas and leveraging them across channels, a winning proposition for clients.
- **Talent acquisition and professional development:** We dramatically strengthened our leadership by recruiting and promoting a new generation of creative, planning and management talent across our companies worldwide. Importantly, a comprehensive leadership development and training program has been inaugurated.
- **New resources:** We implemented an aggressive acquisition and joint venture program aimed at enhancing our Total Communications offering, with an emphasis on digital capabilities and we added to our arsenal in branded content development and communications channel planning.

There was more change at Grey Group in 12 months than in the past 12 years. It is an exciting time as our transformation to a more creative, collaborative, future-facing marketing power gathers momentum, as you'll see in the following reports. See our new website (www.grey.com) to learn more about Grey Group today. >

> "There was more change at Grey Group in 12 months than in the past 12 years. It is an exciting time as our transformation to a more creative, collaborative, future-facing marketing power gathers momentum"

Grey (Advertising)

Report by Jim Heekin
Chairman and chief executive officer, Grey Group

"The New Grey" you say? Look no further than the 2008 Superbowl game broadcast. Grey New York's "talking baby" TV commercials for new client E*Trade were the highest rated (*Advertising Age*), most watched (TIVO survey), most popular (*WSJ.com* poll), triggering an avalanche of free publicity, new customers and pop culture stardom across the internet.

In 2006, Grey recommitted itself to creative excellence. In 2007, we made good on that pledge by undertaking the most sweeping recruitment of top talent ever. More than 20 new creative directors were appointed worldwide and new management teams were named in the US, UK, France, Italy, Spain, China, India, Brazil and other markets.

The re-engineering of Grey New York and Grey London ranks among the most comprehensive transformations of large flagship headquarters. Steve Hardwick of Strawberry Frog became president, Grey New York and partnered with Tor Myhren as chief creative officer, a talent from Leo Burnett. They were joined by new directors of Content Development, Account Management, Context Planning and Marketing as well as a new president of Alliance, our branded entertainment company. David Patton of Sony became CEO of Grey UK and built the top-flight team of Jon Williams as chief creative officer and Neil Hourston as chief strategy officer.

> ‘ Grey today is producing some of the most leading-edge creative work across platforms, breaking new ground in brand experience and building relationships ’

Tim Mellors, vice chairman of Grey Group and chief creative officer, focused on elevating our creative performance across the network. We continued to win more and more prestigious creative awards: Cannes (11), Clio (5), London International Awards (5), One Show (3), D&AD (3) as well as Addys and Effies in many markets. Notably, Grey EMEA became the first agency to win the Euro Effies Agency of the Year honor for the third consecutive time and was a big winner at the Eurobest and Epica Awards. Globally, we doubled our award performance in the past two years.

Increasingly our awards are coming not just from North America and Europe but from Asia Pacific and Latin America, demonstrating a growing depth and breadth of creative strength.

Grey today is producing some of the most leading-edge creative work across platforms, breaking new ground in brand experience and building relationships as exemplified by:

- *Billboard* magazine called our multi-channel branding campaign for Procter & Gamble's Cover Girl, "the hottest branding deal of the year." A print, TV and internet advertising campaign launched the first new single of Rihanna's new album, which has topped the music charts.
- The total Tanqueray brand experience we designed for Diageo has solidified its category leadership. Tony Sinclair, the off-beat hipster, has connected with young adults in TV, print, the web, special events, out-of-home, point of sale and branded content from music CDs to mini-movies.

Grey's strength has always been the longevity and dynamism of its partnerships with global clients. The agency's vitality was represented in the new assignments we received from Procter & Gamble, Diageo, Wyeth, Ocean Spray, Volkswagen, Boehringer Ingelheim, 3M and AXA Insurance.

We were proud to win such clients/brands as E*Trade Financial (North America), Fortis (global), Toshiba (pan-European) as well as Eli Lilly's Evista and Strattera drugs, GlaxoSmithKline's Breathe Right line, Terlato Wines, Goya Foods and Playtex's Hawaiian Tropic line in the US and Glentel in Canada.

New management, new talent, a new agency platform, creative and integrated marketing successes have signalled that our company is on the move. At the end of our 90th year, a new Grey has emerged to compete and win in the digital age with ideas that accelerate our clients' brand potential.

G2 (Activation Marketing)

Report by Joe Celia
Chairman and chief executive officer, G2 Worldwide
Vice chairman, Grey Group

When G2 was founded in 2000, a key goal was to become one of the top five marketing services organizations in the world. By the end of 2007, we were ranked sixth in *Advertising Age's* global marketing services listings, underscoring our progress.

Growth in reputation and stature was mirrored by growth in clients, and we now have 34 of the top 100 global brands on our roster.

In 2007, in line with G2's mission to be a multidisciplinary marketing services leader, we won a number of new clients across both disciplines and geographies. In North America, new clients included BMW, Nestlé, Duracell and Pizza Hut.

Major new assignments came from existing clients Absolut, Mars, Pfizer, Kraft, Coca-Cola, Bristol Myers Squibb, P&G and Aetna. Our EMEA network boasted multiple wins including VW, Orange and Danone. New digital work came from Coca-Cola and Audi and retail branding work from Nokia and P&G. Asia Pacific added Visa in China, for a major Olympics assignment, Deutsche Bank, Baskin-Robbins as well as Lehman Brothers and won additional work from HSBC and P&G in China. Our Latin American region saw notable growth from Sony, P&G, BAT and Coke.

I am pleased to report that we grew our business with 18 of our top 20 clients. We experienced significant growth with long-standing global client BAT, gaining notable new assignments in Australia, Brazil, and Canada, where we broke new ground in trade marketing innovations working with WPP sister company, Glendinning.

G2's industry rankings reflected this growth. We were listed among *Advertising Age*'s top interactive agencies in North America and featured strongly in rankings across multiple markets, in addition to *Advertising Age*'s global marketing services ranking.

‘...excellence in shopper marketing and digital marketing communications remains the priority for us’

Overall, G2's award performance increased by 50% in 2007, with our creativity and innovative thinking recognized across all regions and disciplines. At Cannes, our interactive and direct work received two Cannes Lions.

In addition to increased industry recognition, G2 raised its profile through expansion and important strategic acquisitions. We opened an office in Vietnam, the new powerhouse of South-east Asia, positioning G2 to capitalize on the momentum in this exciting and dynamic marketplace. In June we acquired Star Echo, a leading agency in China, which offers activation marketing throughout the region. In July we acquired Refinery, one of the few remaining independent, interactive agencies in North America and a leader in the digital space. Continued acquisition activity is planned for 2008 as we expand our capabilities further in all regions throughout our global network.

We strengthened G2's global leadership team with several key appointments. Nirvik Singh was promoted to lead our Asia Pacific operation. As he fields our total communications offer, this important region is set to experience growth and transformation. Ken Levy, one of Grey's most senior executives, joined G2 and was appointed as the global client leader on BAT. Nick Hoadley moved from the UK to run G2's promotional marketing units in North America, spearheading our shopper marketing capability in this critical market. In mid-year, Leslie Singer joined our team in the US, as president of G2 Branding & Design.

As we enter 2008, excellence in shopper marketing and digital marketing communications remains the priority for us. We have become the leading global agency in the emerging area of retail communications and our ongoing success in this discipline has enabled us to deliver a proprietary, end-to-end retail model on a worldwide scale. We will also forge our leadership position in digital communications with initiatives such as our new Innovation lab in Germany, designed to screen new technologies and ideas.

Continued growth in the emerging BRIC markets, organically and through acquisition, will remain a priority for us this year as our capabilities broaden in these key regions.

In 2008, we anticipate further progress across all the key areas that have driven our success: client growth, talent, reputation, accolades, acquisitions and innovation. We are confident G2's momentum will continue as we move closer to realizing our vision.

GHG (Healthcare Communications)

Report by Lynn O'Connor Vos
President and chief executive officer

GHG, one of the world's leading healthcare communications companies, achieved solid overall growth in 2007 with several categories achieving exponential growth, notably in the search, access and contract sales areas. In a year of tremendous change for the pharmaceutical industry, GHG made key moves, including strategic acquisitions and focusing on multi-channel digital programs that resulted in major new business wins and high industry visibility.

Our Total Communications offer includes a broad array of integrated marketing tools: strategic services, branding and consulting, online and offline professional and consumer advertising, medical education, access management, search optimization, medical illustration, contract sales and sales training expertise.

In 2007, GHG grew its US business organically and won new assignments from several top pharmaceutical companies including AstraZeneca, Wyeth, Eisai, Boehringer Ingelheim, Genentech, Novartis, Essilor, Par Pharmaceutical and Pharmion. Asia Pacific and Europe had double-digit growth, with star players GHG London, GHG Germany and s&kGrey winning assignments from Boehringer Ingelheim, Pfizer, Novo Nordisk and Bayer Schering-Plough.

Our creative work earned numerous awards in 2007, breaking records for the network. They included the Cine Golden Eagle for Medical Animation Excellence; Gold Freddie Award; *Med Ad News* Gold Finalist for Digital Marketing and more than 20 Rx Club Gold and Awards of Excellence. The awards covered every discipline and showcased our numerous pro bono campaigns, including both the Helen Keller and Jed Foundations.

Over the years, GHG has grown organically and through carefully-chosen strategic acquisitions. One of the most notable of 2007 was our acquisition of WG Consulting, the leading managed care/market access strategy company in Europe, which achieved double-digit growth in 2007. WG Consulting works with New York-based Access Strategies to develop tactics for gaining entry and favorable placement on formulary rosters. Clients are quickly finding that GHG's managed care and access expertise is one of our most important capabilities.

‹ Consumers are becoming more empowered, and the web has permanently altered the dynamics of healthcare conversations ›

GHG's 2006 acquisitions, Madrid-based advertising agency CyS; New Jersey-based Vogel-Farina, a leading specialty oncology agency; and search engine company Catalyst online, continued to outperform. Catalyst online had an especially strong year, achieving double-digit growth and firmly establishing its dominant place in the industry.

The pharmaceutical industry is more challenging than ever. The channels of communication are changing, consumers are becoming more empowered, and the web has permanently altered the dynamics of healthcare conversations. GHG understands those changes and has established a leadership role in the industry, helping clients understand and embrace multi-channel marketing. Our senior executives have been vocal advocates of integrated digital communications, speaking at US and international conferences, gaining clients, and laying the groundwork for a new way of marketing.

Our premier digital company, Summit Grey, led the way. In 2007, the company was awarded many new assignments and given Interactive Agency of Record status by several leading pharmaceutical companies. Summit Grey's sister company in Germany, Summit Grey Freiberg, was named Roche preferred interactive vendor and, in partnership with Summit Grey, named Agency of Record for Wyeth Hemophilia digital business. In addition, Summit Grey Freiberg continued to win clients and assignments and worked closely with UK-based WG and DarwinGrey to create multi-channel programs, helping form GHG's European digital "think tank".

GHG expanded the US oncology and acute specialty pharmaceutical capabilities of its medical education companies, Phase Five Communications and International Meetings & Science, resulting in strong organic and new business growth. GHG's European medical education companies, DarwinGrey and s&kGrey, showed double-digit growth executing local and international programs for new and current clients.

We will continue to marshal every company and resource in our expanding network to align our clients closer to physicians, payers, patients and consumers – and to improve health outcomes.

GCI Group (Full report on page 65)

Report by Jeff Hunt
Chief executive officer

GCI Group had its strongest financial performance in five years, with solid growth in both revenue and profits. New business momentum remained strong throughout the network and organic growth was robust. ■



The Voluntarily United Group of Creative Agencies (United Group)

Report by Ewen Cameron *(right)*, Chief executive officer and **Laurence Mellman**, Chief operating officer

2007 was a year of substantial progress for the United Group, building on the strategic and undeniably tough restructuring of the network in 2006. New business, profitability and creative recognition all made significant gains. Sra Rushmore United, our agency in Spain, continued to build international business from The Coca-Cola Company with assignments from Coca-Cola Classic, Sprite, Powerade, Minute Maid and Aquarius. On top of this they won prestigious assignments from Telefonica and Spain's Mahou beer.

In New York, Berlin Cameron United built on the success of its work for Heineken Premium Light with the launch of Heineken's DraftKeg product. New business continued briskly with strong acquisition from Comcast, and the Wyndham Hotel brands, Howard Johnson, Super 8 and Econolodge. In the second half of 2007, as part of Team Ford, Berlin Cameron was the creative force behind Ford's new car launches, and was involved in one of the most successful Ford launches in some time with the Ford Edge.

Elsewhere, Cole & Weber United in the US built on its success for Capella University, with a prestigious new assignment for Jones Soda. La Negra in Argentina continued to see more new assignments from The Coca-Cola Company. And 1861 United in Italy grew revenues from their blue-chip clients such as Vodafone and Sky Broadcasting.

In terms of United's work, recognition at the major festivals such as Cannes and the US shows was strong; one highlight being the Berlitz campaign from our agency, BTS United in Oslo.

One of the most positive aspects of the year for United was the migration of our work across the globe, not only the spread of Coke work but also brands such as Audi out of Norway, Hennessy and Belvedere Vodka out of New York. This followed a year when the International Olympic Committee hired the United network to handle its 2008 Beijing Olympics integrated assignment globally. So it is with confidence that we believe 2008 will see United continue its growth to the position we aspire to, as the primary source of world-beating creative for a new generation of global brands.

Finally, I joined the United management team, adding network CEO responsibilities to my Berlin Cameron duties, succeeding Andy Berlin who moved to the position of chairman of the network. Laurence Mellman continues running operations as chief operating officer. ■



‹ We believe 2008 will see United continue its growth to the position we aspire to, as the primary source of world-beating creative for a new generation of global brands ›

Bates 141

Report by Jeffrey Yu *(right)*
Chairman



At Bates 141, our vision is to be 'The Change Agency'. This is a very compelling philosophy for us, given the exponential changes happening in Asia and that many key changes are increasingly coming out of this part of the world.

To bring us closer to our vision, we executed our strategy in high gear and ended 2007 with great positive change.

First, we made significant management hires. Top Asia creative, Sonal Dabral joined us as regional executive creative director and chairman for India. John Lambie, one of Asia's most highly awarded digital talents, joined as regional digital creative director. We appointed Frederique Covington to regional head of planning and established a Strategic Planning Council to elevate the talent in our planning community and drive thought leadership. We also formed an executive committee to bolster our activation business and drive it to new levels.

Being an Asia-dedicated network can only be true if we have leadership presence and critical geographic mass in strategic hubs, and in 2007 we enjoyed double-digit growth in our key markets – China, Hong Kong and India – through organic new business wins and M&A.

Our biggest new business win was assisting with the regional account for Dell, with Bates 141 helping the cross-Group team. Across the network, our most significant wins were Virgin Mobile, AIG, Fiat, LG Electronics, Huawei, Mengniu, Shell, Toshiba and Telkom Indonesia, among many others. We move into 2008 with improved revenues and a well-balanced portfolio of clients.

Acquisitions in 2007 added greater content to our 'Change' positioning and enhanced our offering to clients in terms of geographical coverage and the type of change-building work – from first mile to last – for both multinational and Asian clients. We agreed to acquire MeThinks in China, strengthening our activation footprint across the whole of Asia. We also formed BatesApex in West China and 141 Sercon in India and Southeast Asia. 2008 will see us completing all acquisition deals that were started in 2007.

Going forward, we will also focus more on integrating our partners into one company with one vision. Integration is already in the works, from relocating to the same office, to training and joint new business initiatives.

Internally, we rolled out programs to further entrench our 'Change' culture and integrate our business units under this common philosophy.

In 2007, we appointed David Meredith to chief talent officer and rolled out the most comprehensive training program in the history of our agency. We delivered our ChangePoint Planning training to more than 500 of our people across the network, with programs being cascaded down at a local level. An intensive Digital Boot Camp was held and cascaded to all our people. We introduced ChangeROOM, our knowledge management database, to encourage learning and collaboration. Last but not least, we launched the Young Change Agent leadership program with 20 Young Change Agents – our rising stars.

> ‘ We remain focused on helping our clients understand and leverage the new consumer dynamic happening across Asia ’

We ended the year with greater content to our 'Change Agency' vision and a far more substantial offer for clients in terms of talent, tools, disciplinary and geographical coverage. In 2008 and beyond, we remain focused on helping our clients understand and leverage the new consumer dynamic happening across Asia, and delivering solutions that resonate with and activate our fast-changing consumers. ■

Media Investment Management

GroupM

MediaCom
Mediaedge:cia
MindShare

Report by Irwin Gotlieb *(right)*
Chief executive officer



GroupM continues as the leading global media investment management operation. We serve as the parent company to media agencies MAXUS, MediaCom, Mediaedge:cia and MindShare and represent WPP's consolidated media scale.

In 2007 GroupM made significant strides toward realizing our long-standing goal of providing our clients and agencies with a competitive edge through the intelligent application of physical and intellectual scale. We also made significant progress in maximizing our agencies' performances in activities such as trading, content creation, sports, digital, finance, proprietary tool development and other business-critical capabilities.

Our individual agencies had particularly strong and satisfying years, making major inroads with existing clients while picking up impressive and substantial new business wins along the way. The accomplishments of each of them are outlined in the following pages, where it becomes clear that each has extensive international capabilities and is considered a market leader in virtually every region in which they operate around the globe.

Overall, GroupM was once again ranked No.1 in the world in terms of scale, capabilities, and growth by RECMA, the independent organization that measures those in the media agency sector. One of the reasons behind our sustained success is our stellar new business record. Each of our agencies won major accounts from blue-chip international advertisers in 2007.

One of our agencies – Mediaedge:cia – won three out of the four major US-based industry awards when it was named 2007 Global Media Agency of the Year by *Advertising Age* and took both Global and US Media Agency of the Year awards from *Adweek*.

We continue to strive to reshape our business and our future. We have done so each year since the creation of GroupM in 2003. Media agencies are largely a reflection of the sophistication of their client base. We service the most sophisticated and media savvy clients in the world and, therefore, we have to excel at our core competencies. But it cannot stop there. Market leadership dictates that we must be restless in driving innovation and play the role of industry shaper. 2007 was marked by major innovation for GroupM in several key areas that illustrated our ability to meet the challenge of leadership as we reshaped the media industry. GroupM made a series of significant moves designed to take advantage of new business opportunities and to help our media agencies position themselves as marketplace leaders.

The capabilities of digital interactive media and traditional media are beginning to converge. With the rapid moves toward digital delivery of traditional media, GroupM needs to act as a catalyst to ensure the deployment of technology and business practices that will enable addressability, response capability and improved measurement and data flow from all media. We must also insure that we are best positioned to help our clients reach and engage with consumers.

In the US, GroupM was credited with kick-starting the annual upfront negotiations with the major broadcast networks and bringing a new form of negotiating currency to the table –

a form of audience measurement dubbed 'C3' that for the first time in North America counted viewers of commercials rather than program audiences. Our move cemented this new currency as the industry standard. These developments led to GroupM North America chief investment officer Rino Scanzoni being named *Mediaweek* magazine's Media Executive of the Year for 2007.

In the area of addressability and advanced advertising solutions we took an equity stake in Invidi Technologies Corporation, the leader in addressable and targeted advertising solutions for the television industry. Invidi's proprietary technology can target commercials to individual TV set-top boxes, thus bringing the targeting accuracy of the internet to television. Advertisers will be able to target their audience with less waste and greater precision. We will be working to roll out this capability across cable, satellite, and telephone company platforms.

We have invested substantially in developing systems and data structures to further build our capabilities in data collection and mining. Our work in data management and effectiveness analytics is significantly amplified through our collaboration with our colleagues at 24/7 Real Media and at Kantar.

In this rapidly developing digital world, the value of scale goes beyond our ability to develop marketplace knowledge and leverage. The greatest benefit of scale comes from the ability to capture, aggregate and mine the data flow from our significant share of the global communications market and to turn these insights into competitive benefit for our clients and our agencies.

More than anything, GroupM continued to build and expand upon our strong relationships with our media partners, especially in the continually developing digital world. The ability to lead the market and act as catalyst in creating advanced advertising solutions depends on strong and equitable relationships with our media partners.

Our organization and our 16,000 people again provided exceptional performance and value to their clients. The more closely we work with our clients, the better able we are to conceive and advance our mutual strategies. We operate in a sector of the business that provides substantial intellectual challenge. GroupM will continue to provide an environment where our people and our aspirations can flourish while creating greater value for our clients and our stakeholders. ■

‘ Market leadership dictates that we must be restless in driving innovation and play the role of industry shaper ’



MediaCom

Report by Alexander Schmidt-Vogel *(right)*
Chairman and chief executive officer

Last year we reported that MediaCom had completed its most successful year ever. Current clients were significantly expanding their business with us, and new clients were being attracted to MediaCom in record numbers. Revenue was at an all-time high.

We stated then that we felt we had set the right building blocks in 2006 to continue with this tremendous growth. 2007 has proven us right.

2007 saw MediaCom attracting new blue-chip clients such as Dell, Glaceau, Burger King, ICI Paints, WBD in Russia, Unicom in China, MTN in Africa, and EOS Airlines, as well as expanding our current client relationships with clients such as Volkswagen, GSK, Coca-Cola, Procter & Gamble, Staples, Michelin, Boots and Sky. In total, we saw a 40% increase of net new business wins versus our already record-breaking year in 2006.

RECMA paid tribute to our new business prowess in their 2007 *Compitches (Pitches & Competitiveness) Report*, published January 2008. In the report, MediaCom was a close second place behind our sister agency Mediaedge:cia, with the second-highest number of A+ and A scores for our local offices. When looking at the average scores per agency (total global score divided by number of offices), MediaCom was in first place among the truly global networks.

MediaCom has always prided itself on its close relationships with its clients. We work hard to understand the dynamics and challenges that our clients are facing, and to anticipate their needs as their markets and the media landscape evolve. Our 2007 success with our clients and new business wins stems a great deal from our deep insights into clients' business needs, which are manifested in our *Real World Architecture (RWA)* approach.



‘Our 2007 success with our clients and new business wins stems a great deal from our deep insights into clients' business needs’

Real World Architecture methodically and rigorously places business objectives at the beginning of each and every plan that we create. It's not enough for us to simply achieve typical media measurements such as awareness: we aim to grow clients' sales. We know that our business-oriented approach brings real, positive business results for our clients, and we are constantly searching to achieve more for our clients. >

Real World Architecture also puts a premium on understanding consumers – putting "people first" – to better grow brands. In 2007, we enhanced our *RWA* process through the introduction and roll-out of *Real World Street (RWS)*. *RWS* gives MediaCom's clients and planners a unique and accessible resource to monitor real consumers, by having the entire residents of an average street in an average city be a part of our exclusive, MediaCom-led and managed qualitative panel. Through the relationship we build with "our street" over time, we gain very deep insight into consumers' decision-making and habits – and give our clients a key success factor for growing their business.

Digital media, of course, continues its increasing involvement with consumers' lives, not to mention their wallets. MediaCom has one of the strongest digital offerings in the business. In 2007, we relaunched our digital offering globally under the Beyond Interaction (BI) brand name. Already one of the largest players in the digital business, we invested again heavily in both digital technology and human capital. Under the direction of BI's CEO Harvey Goldhersz, our leadership grew tremendously, with new regional leaders appointed around the world.

At the same time, new functional leaders took the helm of diverse areas such as word-of-mouth, mobile, performance marketing, search, database marketing and technology in 2007, and used BI's rigorous training program to ensure that best practices and functional knowledge was quickly disseminated throughout the BI network. A special investment area in 2007 was our mobile capabilities, which we see as the next future of communication. Through the holistic integration of BI's digital capabilities in our 'classic' media divisions, we ensure business-building seamless communication in today's Age of Dialogue.



> ‘ A special investment area in 2007 was our mobile capabilities, which we see as the next future of communication ’

External and internal client awards prove our approach and our work is winning. We love to win internal awards from our clients for our work, a clear sign to us that we are helping our clients achieve their business goals. In 2007, clients such as P&G, Gillette and VW awarded MediaCom with internal recognition and honors. In addition, we won the top media award from our own parent company, in WPP's WPPed Cream awards, as well as winning a myriad of external awards throughout the world.

We achieved much in 2007. But through targeted investments in talent, future-thinking research, technology initiatives, systematic development of our specialist divisions, and – above all – our strategy to contribute to our clients' business success, we plan to keep on winning in 2008. ■

Mediaedge:cia

Report by Charles Courtier *(right)*
Chief executive officer



2007 was the most successful year to date for Mediaedge:cia (MEC). And this success was confirmed again when we were named 2007 Global Media Agency of the Year by both *Advertising Age* and *Adweek*, for the second year running and repeating the awards of 2006.

This is an extraordinary accolade for MEC and it is ultimately owned by our 4,500 people who continue to deliver exceptional thinking and ideas, and to all our clients who work alongside us, all around the world. These awards belong to them.

The outstanding growth we have shown in 2007 is due to a number of factors. Our performance in growing existing clients and new business has been exemplary. Our new business wins included "life changing" clients in several markets but particularly AT&T in the US and the Sony Corporation across Asia Pacific. We also continued to grow and consolidate our existing clients around the network, expanding our remit from regional to global for clients such as Energizer, Fortis, Michelin, Monster.com, Novartis and Paramount. In addition to this, we capitalised on the momentum in some key growth markets: Asia Pacific in general; China and India in particular; UK, Russia and Mexico; and delivered outstanding performances in all of these geographies.

Growth also came from continuing to build our network. In Austria we acquired MediaX; in Romania we merged the WPP agency Media Insight into the network; and we took our first foray into Central Asia, creating a partnership that opens doors to MEC offices across the region.

But the fastest-growing part of MEC continues to be through our diversified services – and particularly our digital, sport and entertainment capabilities. MEC Interaction continues to expand, innovate and develop in leaps and bounds delivering a full service digital capability at the heart of the MEC proposition.

In 2007 we merged the resources and people of all our sport, entertainment and cause marketing businesses around the world into one offer, MEC Access, the first global one-stop shop for the creation and delivery of strategic partnerships and sponsorships. With over 350 specialised staff in 30 countries we, as MEC Access, offer clients genuine impartial, rights-free advice.

> The fastest-growing part of MEC continues to be through our diversified services – particularly our digital, sport and entertainment capabilities

And we continue to innovate. Following the launch in the US, we rolled out MEC Retail in Europe – a dedicated consultancy offering clients specialised in-store and retail communication services. As MEC Retail continues to develop we are starting to genuinely break new ground in the understanding and value of the retail space as a channel of communication.

Investing in talent development and recruitment remains a priority and challenge for all our businesses. In the end, it is our people that produce the success we've seen and we are lucky that we have maintained a strong and stable management across all key positions. >

It's these people, working throughout our network that have produced work that has consistently been rewarded with leading industry recognition. We were named Agency of the Year in Asia Pacific, Czech Republic, Poland, Portugal, South Africa, twice in the UK (*Campaign* and *Marketing*), and in the US we were both *Adweek*'s US Media Agency of the Year and *OMMA*'s 'Best Interactive Agency' for MEC Interaction. To round it off, MEC retained the No.1 position in RECMA's *Compitches (Pitches & Competitiveness) Report.*

This kind of growth and recognition does not happen by accident. We have successfully defined the changes in the marketplace and adapted our business model accordingly. Equally we have GroupM's physical and intellectual scale around the world which supports our development and delivery in the competitive marketplace.

The consumer remains clearly positioned at the heart of our business and their Active Engagement with our clients' brands and communication channels is our core objective.

Looking ahead, clients need us to deliver a genuinely holistic view of their media communications. To that end, our priority must be the integration of our capabilities; with digital touching everything, underpinned by insight and ROI and communications planning drawing the strategic picture.

Mediaedge:cia had a terrific 2007. But change is still gathering pace and we have to keep moving. This challenge of integration will be key for 2008. ■

> ‘Clients need us to deliver a genuinely holistic view of their media communications... our priority must be the integration of our capabilities; with digital touching everything, underpinned by insight and ROI and communications planning drawing the strategic picture’



MindShare

Report by Dominic Proctor *(right)*
Chief executive officer

Regular readers of these reports may recall that 2007 was MindShare's 10th anniversary. And they won't be surprised to hear that it was our 10th successive year of double-digit growth. In summary it was another very successful year for our company, our people and our clients.

In some ways the market continued to be very much in our favour as it continued to become more complicated. We are the sort of company that thrives on chaos and flux, because the less certain the market is, the more valuable we become to our clients. The more change and disorder in the media marketplace the better it is for us. And it is also an advantage for our clients because if their agency is best placed to navigate them through the communications jungle then this can be a major commercial advantage over their competitors. A brilliant media communications strategy has become as important a competitive asset as a brilliant NPD strategy or a brilliant brand strategy.

This change and chaos is caused mainly by evolving technology and the way in which this has forced all our media consumption habits to change. Think of your own media consumption (or maybe somebody half your age!). It is very different now than it used to be and it will continue to change as most media become digital. For our clients this means that their media communications plans can become much more precise and accountable as all media eventually become addressable and avoidable. The combination of the chaotic, fragmented media landscape and the move from an analogue world to a digital world means that our focus is now on developing breakthrough content ideas and managing the data to get them optimum exposure.

To cope with all this we have to remain flexible and nimble. We have continued to broaden our business, especially in the areas of digital, content, IP, Communications Planning and Business Science. Indeed our revenue base is becoming very skewed towards these businesses which are quickly becoming mainstream rather than specialist. The heart of what we do has not changed, but our client groups and agencies are much more diverse.



‹ A brilliant media communications strategy has become as important a competitive asset as a brilliant NPD strategy or a brilliant brand strategy ›

This process of change throws up two potential contradictions: specialist versus integrated team and art versus science. Of course we have to embrace both sides of both contradictions and be just as good at all of them.

Our clients want very specialist advice but they want it in an integrated fashion so that they can see the whole picture. So, like an orchestra or a rugby team, our structure becomes one of integrated specialists.

Art versus science is not an impossible contradiction either. The best media solutions need to be both creative and accountable, magic blended with logic, scale delivered with touch.

We are continuing to remodel our company based on these insights and we can see no reason why our 11th year should not be another successful one.

As always we thank our people, our clients and our partners for allowing this to happen. ■

The Kantar Group

Report by Eric Salama *(right)*
Chairman and chief executive officer



In the summer of 2007, we appointed a creative director for Kantar. The recruitment of Aziz Cami, founder of award-winning design company The Partners, was a first in the history of the research and consulting industry. The thinking behind and reaction to his appointment tell us much about the issues facing us and our clients.

The thinking was simple. No one commissions research as an end in itself. All of our work is a means to an end – product innovation, sustainable pricing, new packaging, cutting-edge design, more satisfied customers, employees who better represent the values of the brand, more effective communication, improved conversion at the point of sale, and so on. Good clients want two things – great insights, and insights and research conclusions which are brought alive in such a compelling way that they propel business people to act.

In areas such as retail strategy and innovation – substantial parts of our business which are growing fast – showing aisle layouts and prototyping new products or packaging drive action in a way that a less sensory or imaginative communication can not.

But the thinking behind his appointment was not simply to communicate insights better, to "tell better stories." It was to help us make more of the work we do forward-looking and predictive rather than backward-looking and confirmatory. It is undoubtedly valuable to know what has driven perceptions of a clients' brand in the past. And in uncertain times, many clients want to know whether past actions have had an effect. Has my advertising worked? Did the promotion bring new consumers into my franchise? Was my media mix optimal?

As important, however, is to help clients make better decisions for the future. If I cut my price what will the effect be? If I change my media mix in this way will I reach and engage with more consumers? Can I succeed with this kind of service, what will it take? How will future changes in consumer needs affect the way I should go to market?

‘In 2007 we appointed a creative director for Kantar... a first in the history of the research and consulting industry’

Robyn Putter, WPP's creative head, put it beautifully when he wrote to Aziz after his appointment: "My life's thesis is based on Leonardo da Vinci's quote 'It's by logic we prove but by intuition we discover' and Einstein's 'The intuitive mind is a sacred gift and the rational mind a faithful servant.' We have created a society that honours the servant and has forgotten the gift. To succeed in your endeavour, you have to find a way of introducing "The possible" into the conversation as opposed to "The probable." "Way finding" will only really succeed when it encourages clients to embrace more risk and thereby increase the chance of more reward. Up until yesterday, the "Low risk, high reward" investment did not exist.

❮ The client reaction... demonstrated the hunger... to achieve a better balance between deduction and intuition, between the possible and the probable, between data and insights, between low price commodity and high price magic ❯

The client reaction and that of our own people has demonstrated the hunger which exists for us to achieve a better balance between deduction and intuition, between the possible and the probable, between data and insights, between low price commodity and high price magic. Achieving that balance is the key to our success.

And for us to be successful in that endeavour we need a number of building blocks: talented, passionate people who understand our clients' businesses and can anticipate their needs; tools and methodologies which enable clients to roll out global approaches at reasonable cost; an operational infrastructure which engages with people effectively and which delivers high quality data in a timely and cost-effective way; financial success which enables us to invest against our priorities. Against that backdrop, how did we do in 2007?

Our finances

We were not as successful in 2007 as we had been in previous years or as we had budgeted to be. While our margin improvement, from 11.1% to 11.5%, was better than most of our competitors and kept us substantially ahead of all of our ad-hoc publicly traded competitors (TNS, Ipsos, Synovate) our like-for-like revenue growth of 2.7% was at the bottom of the peer group. While the comparables suggest that we gained or held market share in North and Latin America, Asia and Africa, we clearly lost market share in Europe.

As this became clearer, we focused on four steps: structural change to get a more relevant offer, more of our best talent to face the client, better recruitment, and more competitive pricing.

Tangible examples of this included the setting up of a London office for Millward Brown which has allowed us to tap into a new pool of talent and get closer to certain clients; the elimination of regional management structures at Added Value with a view to reducing time spent internally; further reductions in web-based fieldwork prices from Lightspeed and a parallel reduction in data processing costs as a result of Kantar Operations' outsourcing to India; the setting up of the Institute for Insights into Public Services (IIPS) as a joint venture between Henley Centre HeadlightVision and BMRB as a way to help government clients get the mix of high quality research and forward-looking insights around the provision of public services.

Our offer

We have made substantial change which has positively impacted on clients in many areas. This has come in various guises but the most important have come in four areas:

1 In revolutionizing (and I don't use the word lightly) our approach to the way in which we measure a number of fundamental business levers:

- The impact of communication to take into account the fragmentation of media.
- A client desire to connect emotionally with consumers.
- An ability to value in monetary terms the impact of brand actions.

Millward Brown's clients, through *Link360* and *Dynamic Tracking*, can now understand the impact which different media have in communicating a message and can optimize their spend. Through MB Optimor they can value their brands and put in stark monetary terms the impact which different actions have, the price which they should charge for licenses and the price they should pay or receive for acquisitions and disposals.

Added Value's *Emotional Brand Connection (EBC)* approach has been adopted by many clients as a way of developing communication which generates the kind of feeling amongst audiences which is consistent with the brand.

Ziment's *MESSAGEZ* methodology allows healthcare clients to identify those messages which best communicate the promise, in a way akin to the way in which political campaigns focus on message.

And finally Cannondale's *iCUBE*® approach (more below) is at the heart of as good an approach to maximizing effectiveness in-store as anything which exists anywhere in the world. >

2 In changing our structure to facilitate greater client impact:

- Japan Kantar Research was set up to deliver Kantar's entire offer through one organization and facilitate a greater sensitivity to local needs.
- Kantar Media Research was set up as an independent organization to take a more holistic approach to media audience measurement and more aggressively pursue the opportunities which exist. Our investments in IMMI, TRA and NuConomy are early evidence of our desire to incorporate digital capabilities and offer clients an ability to measure all media and link media consumption and purchase behaviour.
- IIPS was set up to improve the quality and scope of services for government clients in the UK.
- In eliminating regional management structures at Added Value and in flattening hierarchies at IMRB, we have begun to explicitly address the need to maximize quality client time and improve both speed of response and proactivity.

3 In developing new syndicated products and services which are cost effective and which clients can roll out consistently:

- Our clients' ability to optimize their spend in-store and to target promotions and price changes in a way that maximizes incremental margin has been significantly enhanced by Cannondale's development and roll out of *Rich Mix 7.0* (an assortment modeling tool which enables an accurate assessment of each item's incremental contribution to total category sales) and *iCUBE*® (a shopper insights tool co-developed with PepsiCo, General Mills, Kimberly-Clark, Clorox and Pepperidge Farm) which enables manufacturers and retailers to identify key shopper segments, understand the drivers of specific trip missions, quantify the "size of the prize" in terms of growth opportunities, and identify which tactics have the greatest impact on strategic shoppers and trips.
- In the healthcare arena, Imap's *National Health and Wellness Survey* is the most authoritative source of insight into people's perceptions of their health and the way in which they seek to address their issues in over 10 markets around the world; while Mattson Jack's *OMS*, *CancerMpact* and *CancerNsight* are at the forefront of enabling clients to assist with strategic planning and assess new product potential in a critical area.
- In the employee satisfaction area, our acquisition of Foresight has enabled us to offer clients an online solution with appropriate benchmarks and databases.
- And in better understanding consumers and predicting trends, the acquisitions of TRU, who specialize in youth markets, and Yankelovich have considerably strengthened our offer.

4 In developing an end-to-end shopper offer, which combines the capabilities of many Kantar and non-Kantar companies, thus enabling clients to maximize conversion at the point of sale through understanding shopper missions and barriers and triggers to purchase.

Our people

As we have stressed for the past five years, we cannot make the impact we would like without having the best talent pool in the industry – people who are passionate, proactive, willing to challenge clients and who are high performers. We measure employee satisfaction and customer satisfaction in every office around the world and understand the linkages which exist between the two.

We have done well in many areas. For example, 72% of our people feel passionate about the work they do and 51% of people feel that they have at least one true mentor in the company – and the scores around these have been increasing since 2004. We also have identified gaps which we need to address, including the retention of our great mid-level people. Overall, we will spend over $15 million on training and management development this year compared to $5 million in 2002. But we still have much to do in developing the skills which our clients require and focusing on peoples' career development as much as we should.

2007 saw some great talent come into the Group. Some of that talent came through acquisitions such as Cheskin, an innovation-focused firm with deep multicultural expertise, which joined Added Value. Others, such as Michael Gazala who joined Lightspeed as its North American CEO, Paul Edwards who joined Research International as its UK CEO and Bridget Armstrong who joined Research International as its US CEO, joined at senior levels from outside our business. But we should be equally proud of our ability to appoint CEOs from within the business and to effect smooth transitions. Eileen Campbell (Millward Brown), Lynnette Cooke (Ziment), Wayne Levings (from Glendinning to MVI), Bob Meyers (from Millward Brown to Research International) are all examples of Global CEOs who have been sourced internally.

Pleasingly, we are now beginning to look at talent this way at all levels across the business, using internal job boards to try and retain as many of our talented people as possible. And it is important to say that it is not just at senior levels that we are making progress. For the past four years our businesses in South Africa have been running a graduate recruitment program with rotations across the businesses, aimed at previously disadvantaged candidates. The quality has been excellent and we have retained 75% of entrants as permanent employees.

Our infrastructure and HR information systems need to improve for us to be able to move as many people around the world and across businesses as we would like and that will be a priority for next year.

Our infrastructure

Infrastructure sounds like a boring word. But in the real world, it's the roads, airports, telecoms which enable us to live and work the way we want to, minimizing the amount of wasted time and maximizing the impact we can have. In our context, the infrastructure we care about falls into four categories:

1 Operations

A substantial part of our business relies on survey research. The challenges involved in migrating as much as 70% of our fieldwork from face-to-face and phone to web-based methodologies have been considerable as has been the move to outsource a higher proportion of our data processing and scripting. But neither of these challenges is as big as those of data quality and engagement. Online panels have many advantages but they have also brought with them problems around fraudulent respondents and over-usage.

There is an urgent need, recognized by us and by clients such as P&G and Coca-Cola, to raise quality standards in the industry as a whole and to do more "research-on-research" in order to understand what has to be preserved in order to maintain the predictive power of our work. At the same time we need to address legitimate concerns around privacy and find ways of engaging with and getting feedback from respondents.

People are willing to spend hours on social networks sharing information about themselves but some of them are reluctant to spend 20 minutes answering a survey. It's not their fault, it's ours for making too many of our surveys incomprehensible and boring and giving nothing back. We recognize the issue, are working with clients to pilot new approaches and want to be the leaders worldwide in engaging with people in appropriate and imaginative ways. The first fruits have already appeared with the launch of Safecount, an unique way of putting consumers in charge of the research process while offering website owners a turnkey solution for carrying out research on their sites. >

‹ There is an urgent need… to raise quality standards in the industry as a whole and to do more "research-on-research" in order to understand what has to be preserved in order to maintain the predictive power of our work ›



2 Panels

We have continued to invest heavily in panels. The acquisition of AllGlobal and its merger with WebSurvey has created US's/Europe's largest medical panel with over 200,000 healthcare professionals. Over 90% of our ethical healthcare work is now done online.

Lightspeed's acquisition of the Ultimate Consumer Panel offers financial service clients in the US (and soon, in Europe) an unique insight into consumers and into the primary drivers of bank performance, consumer trends and spending patterns across retail categories. UCP incorporates a stream of detailed credit card and banking statement data that is passively captured from a nationally representative panel (with their express permission) with third-party behavioral data sets and custom survey information.

Lightspeed's general and speciality panels now cover over 2.5 million consumers in major markets around the world enabling us to carry out over 70% of our work in markets such as the US and the UK online. And in markets as diverse as the US, Colombia and China we are now using PDA-based panels and are experimenting with mobile ones.

‘Our clients are the heroes and we revel in their success. We know when we have done great work because we feel it, we see its fruits and, more important, because our clients reward us with more work’

3 IT

The recruitment of Matthew Graham-Hyde as our worldwide CIO has provided the necessary impetus to changing our approach to IT. By the end of the year we will have put everyone on to a single worldwide infrastructure, enabling better and faster communication, shared collaboration on behalf of clients and reduced costs.

The other part of the immediate strategy is to increase investment in applications – tools which enable us to deliver more insightful work to clients, in a more engaging way, faster. As individuals we make use of online tools such as Facebook, Mahalo and Flickr, spend hours playing computer and online games, text endlessly and speak to friends and family through Skype. Our challenge is to use this technology to improve the way we run our businesses and the value we add to our clients as much as we have to our own individual lives.

4 Space

The space we work in affects the way we work. New offices in places such as London, Bogotá, and Los Angeles have been designed to enable us to take a less siloed approach to our clients and have improved retention and recruitment rates. Wherever possible we will continue to take this approach.

Our work

Our work is not visible to the outside world. Everyone knows who created the advertising for Dove or the new logo for BP. I often envy my colleagues in other creative industries who can point to a piece of work and explain to their children what they do for a living. But our world is different. There are some public successes when agencies such as IMRB win Indian Research Agency Of The Year (again) in 2007, when BMRB retains the high profile British Crime Survey commissioned by the UK Government or when AGB wins the OzTam TV audience measurement contract for a further 10 years with what is thought to be the most sophisticated approach to digital measurement out there. But the public nature of our work is limited and so it should be. Our clients are the heroes and we revel in their success. We know when we have done great work because we feel it, we see its fruits and, more important, because our clients reward us with more work.

We can take great pride in some of the extraordinary work we do and the effect that it has had. But we cannot rest there. Our aim, as we enter 2008, is to "make the extraordinary, everyday" something that this year's Kantar Award Winners – Ziment, Millward Brown UK, Icon Added Value, Glendinning Europe, Dynamic Logic and our AT&T, Vodafone and British Crime Survey client teams – have done superbly. They have innovated, added huge value to their clients and stretched and satisfied their people. Our goal is to replicate this extraordinary work for all clients everywhere. ■

Public Relations & Public Affairs

Hill & Knowlton
Cohn & Wolfe
GCI Group
Burson-Marsteller
Ogilvy Public Relations Worldwide

Public Relations & Public Affairs Overview
Report by Howard Paster *(right)*
Executive vice-president
WPP Public Relations & Public Affairs



WPP's Public Relations & Public Affairs (PR&PA) businesses had a stellar year in 2007, with strong performances across the sector. While numbers do not tell the story of the great effort of thousands of professionals in dozens of countries, nor the accomplishments on behalf of hundreds of clients, the numbers do help illuminate the collective achievement of those individuals and their operating companies on behalf of our clients.

On a like-for-like basis, PR&PA revenue grew by 8.2%, making it the fastest-growing of the four WPP reporting sectors on that basis. Constant currency growth was 12.6%. On the same basis, the PR&PA businesses achieved a 16.5% margin, a year-on-year improvement of 1.5 margin points; and again the highest among the four WPP reporting sectors. The effect of this performance was for PR&PA to account for 10.5% of WPP revenue, but fully 11.7% of profit on a constant currency basis.

This degree of success, with the margin improving by 1% or more for the fourth consecutive year, could only have been achieved with significant progress across the spectrum of PR&PA businesses.

The three largest businesses in the category – Burson-Marsteller, Hill & Knowlton and Ogilvy Public Relations – all made excellent progress in 2007. B-M continued operating from strength in the US, while rebounding in Europe. It benefitted from good years at its BKSH, Direct Impact and Penn, Schoen & Berland subsidiaries. Hill & Knowlton has maintained its broad leadership in Europe, and showed special growth in Canada, the Middle East and Asia. Ogilvy did well in all regions, while sustaining its leadership in China.

Its results were enhanced by the distinguished success of Ogilvy Government Relations (which was known as the Federalist Group when it was acquired in 2005).

Our other networks – Cohn & Wolfe and GCI – also ended 2007 with impressive results. Cohn & Wolfe was able to again deliver the highest margin among the WPP PR networks. GCI, which came to the Group in the Grey transaction, did well while working very closely with Cohn & Wolfe.

> ‘WPP's Public Relations & Public Affairs businesses had a stellar year in 2007... if a rising tide lifts all boats, it is also true that WPP companies did much more than benefit from industry conditions’

As has been the case for several years, certain of the smaller members of the Group made significantly high contributions to our success. Finsbury, a leading financial communications firm in London; Robinson Lerer & Montgomery, the New York-based corporate communications specialist; Quinn Gillespie in Washington; Public Strategies (PSI), the Austin, Texas headquartered PR&PA firm; and Dewey Square Group (DSG) of Boston – the latter two, PSI and DSG, both finishing their first full year in the Group – all had very strong years. Buchanan launched a potentially important joint venture with JWT in the Middle East.

The achievements across the sector reflect, one must acknowledge, strong business conditions benefiting the industry generally. But if a rising tide lifts all boats, it is also true that the WPP companies did much more than benefit from industry conditions. They retained existing clients at a very high rate, they won new business consistently, they continued to work closely with WPP's excellent internal talent team to recruit dozens of distinguished PR&PA professionals, and they took advantage of every opportunity to cooperate with other WPP operating companies.

Understanding and moving aggressively to build strong digital offers for their clients, continuing to strengthen their capabilities in the keys areas of technology and pharmaceuticals, pursuing the WPP policy of investing and growing in emerging markets were just some of the ways these companies achieved their success.

While the glow of the 2007 performance lingers, we are all mindful that we will be tested again in 2008. No one can know in the first part of the year how the economic slowdown in the US will affect the PR&PA business there and around the globe. In Washington, DC, where WPP has the finest portfolio of public affairs business in any group, we know a Presidential election year puts on a damper on government affairs work. The stress in the capital markets could affect our distinguished financial communications firms which benefit from major transactions and IPOs.

So there are challenges ahead. Yet I have a high degree of confidence our PR&PA firms are as well situated to address those challenges as any in the business. ■



Hill & Knowlton

Report by Paul Taaffe *(above right)*
Chairman and chief executive officer

Hill & Knowlton celebrated its 80th anniversary by adding an extraordinary page to its history as global performance soared to record levels in 2007. Every region and practice expanded, with 20%-plus growth in the Gulf, Australia, China (including Hong Kong), Canada, Denmark, Hungary, Sweden, Puerto Rico, Spain and New York. The digital practice that enables clients to understand and engage in the online conversations about them was the fastest-growing arena at H&K in 2007, and will continue to be the area of high demand for the foreseeable future.

Fundamental drivers of growth, above and beyond the strong worldwide economy, continued to be globalization and digitization, which brought multiple stakeholders – shareholders, customers, regulators, employees and communities – together and increasingly in conflict. This complex communications environment meant clients often needed support across multi-geographies and multi-stakeholders, two areas where we have made major investments and where capable competitors are few.

Many companies, especially in the BRIC countries, sought help from H&K as they looked to become global entities in the 21st century. H&K is now one of the largest international communications consultancies outside the foundation market of the US, with 72 offices in 41 countries. As a result, about half of H&K's large clients are served across multi-geographies. H&K's largest clients – Amgen, Deloitte, HP, Merck and P&G – continued to receive more specialty service across multiple practices, countries and continents.

Major international wins included HSBC, Qatar Financial Centre Authority, Alstom, Castrol, Nord Stream, and the OPEC Conference; we also expanded our business with Almond Board of California to now cover both Japan and China. The technology practice enjoyed new business success with eBay, Cisco, MessageLabs, Project Better Place, Qualcomm and the Sony Ericsson regional hub in Asia Pacific, the Egyptian Ministry for IT, Yahoo!, China Unicom, Optus Australia and Pitney Bowes in Canada.

Healthcare communications, one of the largest outsourced markets, continued to see enormous expansion. Our worldwide director of healthcare, AnnaMaria DeSalva, became the only industry appointee to the U.S. Food and Drug Administration Risk Communications Advisory Committee, which will address some of the most important issues facing the FDA across all regulated products.

The healthcare practice's significant wins were Amgen, Astellas, Boehringer Ingelheim, Bio International, J&J anti-infectives, Medtronic, Merck, Organon, Pfizer and Roche.

Major new local briefs were from adidas, Beiersdorf, Bill & Melinda Gates Foundation, Comet, Constellation Europe, Fiat, HMS Host, Kroll, UK Learning Skills Council, Mayer Brown, Republika Srpska, Vattenfall, Cadwalader, Wickersham & Taft and the World Health Organization.

‘The digital practice that enables clients to understand and engage in the online conversations about them was the fastest-growing arena at H&K’

Blanc & Otus, H&K's stand-alone technology communications company, expanded beyond core media and analyst relations to driving viral and new media campaigns on behalf of its clients. B&O delivered exceptional results for clients Blu-ray Association, Facebook and Opera Software while new clients Break.com, Streetwise and VideoEgg were added. Throughout 2007, B&O's enterprise technology practice resurged with the significant addition of Oracle and several clean-tech clients.

Wexler & Walker Public Policy Associates saw improvement in its homeland security business, growing over 30% in the year. Healthcare clients continued to drive growth as scrutiny on the category in Washington, DC, continues. During the year, the firm assisted three high-tech start-ups in nanotechnology, healthcare and telecommunications to establish a Washington presence to advance their legislative agendas. Wexler continue to receive recognition for its high quality coalition efforts for the energy sector with notable successes for COMPETE and shared H&K client, The Nuclear Energy Institute.

Supporting the growing international need of our clients, we established new offices in Prague, Moscow and Guangzhou. We also established new specialist practices, including two in Asia to deal with stakeholder activism and to support legal and regulatory issues for clients. H&K China launched a sports and sponsorship practice, and H&K Canada launched an aboriginal affairs practice.

To help our clients gain more insight into the complex communications context in which they operate, H&K commissioned a number of proprietary studies. Senior IT decision makers in the US, the UK, China and Canada were polled to determine how they reconcile economic demands with environmental compliance.

IT buyers were canvassed to learn what sources inform their decision-making process. In a US study, consumers were polled about the tech gadgets in their lives and whether or not the "digital home" was delivering on its promise.

H&K's growing reputation around the world was recognized widely with H&K Singapore named as the No.1 public relations agency for 2007 in an annual survey conducted by *Marketing* magazine; H&K Italy was named Italian Consultancy of the Year by *The Holmes Report*; H&K Canada was named one of Canada's top 100 employers by Media Corp., with the additional distinction of joining the Greater Toronto's Top 50 Employers list; Esmond Quek, chief executive of H&K China won the 2007 International Stevie award for Best Executive in Asia; H&K Australia was named 2007 *PR Week* APAC consultancy of the year; H&K EMEA was named the European PR industry's Best Employer Brand in 2007; H&K in the UK won Best Companies Accreditation; H&K Paris was awarded Best PR Consultancy; and H&K Canada was recognized in The Great Place to Work Institute as one of the best work places in Canada for 2007. In addition, over 30 awards were bestowed for outstanding work around the globe.

Once again, H&K was proud to provide pro bono marketing communications support to Ashoka and other charities locally including Arab Children's Health Conference, National Breast Cancer Coalition and breast cancer research foundations worldwide, Darfur, House of St. Barnabas, New Orleans Recovery School District, Project Sunshine and Singapore Dance Theatre. Telling their stories and championing their causes places our people and services where we are needed most – as true citizens of the global community for the next 80 years. ■



Cohn & Wolfe

Report by Donna Imperato *(below)*
Chief executive officer



Cohn & Wolfe continues to run a highly successful business. In 2007 we saw most of our growth in consumer marketing, technology and digital media, while our healthcare practice again handled some of the industry's most high-profile campaigns. Our reputation for brand building and creativity continues to drive our business.

We had a number of notable wins across our network and good organic growth with existing clients. Some of the big names we added in 2007 were adidas, Allianz/Fireman's Fund, Bed, Bath & Beyond, Commerzbank, Danone, Discovery Networks, DeLonghi, Green & Black's, Lilly, Mundipharma, MySpace Canada, Paul Capital Partners and a number of hot, new technology companies like Autonomy, DivX, GridNetworks, LiveStation and Scanbuy.

As businesses look to new markets for growth, we continue to collaborate across our global network with a growing number of multi-office clients, such as Panasonic, Deutsche Gramophone and The Body Shop. We also continue to maximize synergies with our sister agency, GCI Group, which extends our capabilities, insights and reach.

The past year was also our first full year in China and early returns are promising. We added key brands such as Doubletree, Ford, Nike and Nivea. To expedite growth in Asia, we are planning an acquisition in the region.

Digital media continues to have a profound and exciting effect on our industry. In 2007, we created successful social media programs for clients across all practices. Networking, blogger relations, viral videos, podcasts, tag marketing and search engine strategies are applied across a myriad of clients in various industries. And we continue to enhance our offering with client and staff training as well as analytics and reporting.

Our sustainability practice is gaining momentum as evidenced by a growing and diverse client roster and programs like our co-sponsored *Green Brands* survey, with Landor Associates and Penn, Schoen & Berland, which garnered major media coverage and an invitation to present at a US Environmental Protection Agency conference. Sustainability is also a core competency within our recently launched consultancy business which brings together our agency's top international talent to provide strategic communications advice and support.

> ‘Networking, blogger relations, viral videos, podcasts, tag marketing and search engine strategies are applied across a myriad of clients in various industries’

Once more, we were listed as one of the best agencies to work for by *The Holmes Report* and were lauded for our overall creativity and culture, saying, in part: "Cohn & Wolfe has always stood out among its increasingly homogenized full-service competitors for its fun and creativity." We also received high marks for employee morale with employees citing the "fun, creative environment" and the "freedom to explore new areas of interest."

Our prospects for 2008 and beyond are exciting! We are strong in critical growth areas like sustainability and digital and are looking for expansion in both geography and expertise. And delivering on that promise, we announced at the time of going to press, that we had acquired a majority stake in AxiCom, a leading European technology PR agency. The acquisition adds strength and depth to our technology and digital offering and instantly makes us a technology communications force globally, with expertise in the US, Europe and China.

Our global network is bigger, yet more unified than ever. We are implementing a more formal communications program to further knowledge sharing and collaboration internally and to better communicate Cohn & Wolfe's unique story and capabilities to the outside world. And we have a formidable senior team poised and ready to capture the many opportunities around the globe. ■

GCI Group

Report by Jeff Hunt
Chief executive officer

GCI Group, Grey Group's public relations network, had its strongest performance in five years, with solid growth in both revenue and profits. We completed the revitalization of our London and Atlanta offices, with each recording double-digit growth in revenue and profits. Momentum continued in New York, California, Canada, Mexico, France and Sweden. Our healthcare practice remains a market leader in North America by achieving scale in offices outside of New York. New teams were introduced in Los Angeles, San Francisco and Atlanta. We plan to replicate the success of this approach in Europe in 2008.

Creative ideation and digital media have had a revolutionary impact on our business and our clients. Our Global Imagination Board, now in its second year, developed a proprietary tool that systematically elevated and redefined creative ideation. Our digital media practice grew from three to 25 professionals in 15 markets worldwide and has developed the digital media skills of our consultants. The team has

> To reflect our global commitment to media neutrality and idea-driven work, we re-branded the company with the mantra "Change Rules"

worked with clients like Dell to introduce innovative platforms, including Dell's highly publicized *IdeaStorm*, for which we recently won *PR Week*'s Innovation of the Year award.

Our work across a wide spectrum of Dell's digital media led *Business Week* to declare that Dell went from "worst to best" in the span of our two-year digital relationship. The practice also collaborated with healthcare on new "digital health" offerings that are dramatically impacting communications in that highly-regulated industry.

New business momentum remained strong throughout the network, with key wins coming from Merck's Gardasil, Teva Speciality Pharmaceuticals, Playtex Baby Care and Durex, among others.

Our newly-launched sports practice won new assignments from the PGA Tour, The National Hockey League, The National Rodeo League and the Sony Ericsson WTA Tour. Our corporate social responsibility practice landed key relationships with Seventh Generation and Whole Foods.

Organic growth was robust with clients such as P&G, the Darden Restaurant Group, Genentech and Boehringer Ingelheim. We helped Dell manage the largest recall in the history of the electronics industry, earning us our industry's most prestigious honor, the Silver Anvil Award. The group also helped Dell create an exciting global movement called "Re-Generation."

We played an important role in supporting the successful cross-Group pitch for Dell's highly-contested global marketing communications business, and we will be a part of the team that is forming the new, fully integrated agency to serve Dell globally.

To reflect our global commitment to media neutrality and idea-driven work, we re-branded the company with the mantra "Change Rules." This positioning reflects the dynamic changes in the marketplace and our determination to change how we and our clients do business. Our newly launched website, developed internally, was touted by *PRWeek* as the top "agency site that awed in 2007." We also were named one of *The Holmes Report*'s Best Agencies to Work For.

In 2008, we will build on these successes and invest in new resources in the areas of creativity and ideation, digital media, measurement and employee development. We'll also expand our relationships with our partners such as Grey, Cohn & Wolfe, Visible Technologies and Schematic, along with others in the WPP family. ■

Burson-Marsteller

Full report on page 39

During 2007, Burson-Marsteller's revenue and profit grew for the second consecutive year as a result of the continuing execution of its *DIGS* strategy: re-shaping Burson-Marsteller into a firm that is more Digital, Integrated, Global and Strategic. ■

Ogilvy Public Relations Worldwide

Full report on page 30

Ogilvy PR achieved its three principal business objectives for 2007 of becoming more global in approach, building its online capabilities and 360 Degree Digital Influence offering and growing the business overall. ■



Branding & Identity

B to D Group

Report by Craig Branigan *(right)*
Chairman and chief executive officer



The Branding to Design (B to D) Group again delivered meaningful growth in 2007 while strengthening and enhancing each individual company. All six companies benefited from the opportunity to recruit and share top talent, exchange valuable knowledge and resources, access new clients and explore new channels for growth.

Landor Associates (Full report on page 40)

Landor delivered a record-breaking year yet again, while furthering its network cohesion, growing its emerging markets presence and enhancing its expertise.

The Brand Union (Full report on page 69)

The Brand Union had a monumental year with the successful launch of its new brand, resulting in the creation of a more integrated global company.

VBAT

VBAT had a challenging 2007 following six years of growth and prosperity due to significant client cutbacks. However, buoyed by its strong creative product and entrepreneurial spirit as well as 19 new client wins and the introduction of a new integrated retail offer via the acquisition of MPG Retail, the company was in recovery by Q4 and optimistic about future growth and development. Significant 2007 wins included NS (the Dutch railways), de Bijenkorf (a high-end shopping center) and KNVB (the Dutch football association). Heineken, Wessanen and ING remained VBAT's top clients.

Lambie-Nairn

Lambie-Nairn successfully regained solid footing in 2007 under the new leadership of CEO Christian Schroeder. Securing a number of significant client wins including BBC News, Sainsbury's Bank and Sunrise Telecom, the company focused its attention on delivering distinctive and relevant experiential solutions to clients. In 2008, Lambie-Nairn will be expanding its European presence on the back of its O_2 and EADS key client relationships and continuing to invest in the development of its brand-led, multi-channel, multi-media offer. >

Addison

Addison had another exceptional year as one of Europe's leading corporate reporting consultancies while continuing to develop its international presence. The company opened a new client servicing office in Zurich and established an on-the-ground presence in Amsterdam, resulting in growth to both its client base and reputation.

Addison's digital and consulting practices also grew impressively, prompting Addison to expand its capabilities in these areas in 2008. Addison's 2007 top clients, many of which are long-term relationships, included Anglo American, AstraZeneca, Heineken, ING, Unilever, Vodafone, WPP and Zurich Financial Services.

The Partners

The Partners achieved yet another successful year, making significant progress in its ambition to develop longer-term client relationships and a more global client base. A key highlight of 2007 was winning a major global strategy project for Deloitte. Additional new business wins included Maybourne Hotel Group and Old Mutual, adding to The Partners' on-going client roster, which includes AstraZeneca, Imperial Tobacco and the BBC.

Finally, highly recognized across numerous competitions for its outstanding work, The Partners was again rated by *Design Week*'s league tables as one of the world's most creative agencies. ■



The Brand Union (formerly Enterprise IG)

Report by Simon Bolton *(below)*
Worldwide chief executive officer



The company had a very good year with strong revenue growth and margin improvement.

2007 also saw the re-launch of the company to our clients, stakeholders and the wider marketplace in November. This change signals the next chapter in the development of our business and reflects the advances we've made over the years. Our new name, The Brand Union, signifies that we are unified by a common purpose, values and operating model, but with a strong sense of local knowledge and diversity that enables us to adapt to our clients' needs.

Following our re-launch, we set out to deliver our new positioning as Master Brand Builders. At the heart of the offer is a new 7 *Step Mastery Process* and the development of a new marketing program. As part of this initiative, a sponsorship deal has been signed with Goldsmiths College in London to develop a Masters Degree in Brand Development. Once this has been established, we plan to link up with universities in Asia and the US, with other markets to follow thereafter.

During 2007 our network enjoyed a great deal of success in generating new client wins: Bank of America, Nissan, BNP Paribas, Merpati Airlines, GE Money, Posten (Swedish Post), Tourism Ireland and Vattenfall placed major business with our company. We also deepened our relationship with a number of existing clients including: Absolut, Deutsche Post, HP, Mars, Pernod Ricard, SABMiller and Unilever.

In terms of talent, we continued to improve the 'bench strength' of the network. In December Elisabeth Ström joined as chairman and managing director of our operation in Stockholm, supported by Erik Tillberg who is managing director of the new Nordic branch of our consultancy group, Everystone.

‘Following our re-launch, we set out to deliver our new positioning as Master Brand Builders’

Other significant hires included: Toby Southgate, recruited as the MD of our newly opened office in Abu Dhabi; Iain Webster who joined our burgeoning Dubai office as client service director; David Lett as executive creative director in Johannesburg; Edwin Ma as MD of our Shanghai office; Masahisa Nakamura as creative chairman of our Tokyo office; and finally, as we go to press, we are delighted to announce that Cristian Jensen has joined as regional director for Latin America, based in our newly-formed Miami office.

I am confident that The Brand Union is well positioned to continue its growth trajectory in 2008 though the application of Brand Mastery at all points across our company. ■



FITCH

Report by Rodney Fitch *(above)*
Chairman and chief executive officer

Results from the FITCH network in 2007 were rather like the proverbial curate's egg – that's to say, good in parts. We have had a very mixed year of highs and lows, together with our share of triumphs and setbacks.

■ After our best-ever year in 2006, our 2007 financial performance was disappointing, with flat revenues and decreased profitability. This was due to lower than expected performance in two of our major studios and increased costs across parts of the FITCH network.

A considerable amount of these costs resulted from our decision to make investments in our business; in people, in clients, in studio space, in new locations. Although costly, I am convinced these investments will prove important in underpinning our future success.

■ The quality of our creative work continues to be exemplary – and acknowledged as such by our peers. In 2007 they honoured us with more awards than ever before, notable amongst which were three golds at the IVCA for FITCHLive's digital campaign, The Army on Everest, and the accolade of Best International Retail Interior for Courts in Singapore.

■ We are moving steadily into emerging markets. Our presence in India, where we have grown to 25 people in Mumbai and Delhi, has attracted significant blue-chip clients in the growing organised retail sector, including Reliance, Tata, Godrej and Bharti Wal-Mart.

Equally exciting has been our work for the Russian retail market with clients such as Sistema, Detskymir and Incom; while in China we have started work for Unilever, P&G and BAT. During 2008 we will work hard to grow our activities in these markets while actively exploring opportunities to establish a FITCH presence in Brazil and elsewhere in South America.

■ The Middle East is proving another positive emerging market for FITCH. As well as a studio in Doha, we are now in Kuwait and Dubai, where, having taken a majority interest in one of the leading brand consultancies, GSCS, FITCH is now one of the strongest design networks in the Gulf, with major projects for clients that include Dubai Holding Group, The Government of the UAE and Awan Newspapers.

■ Senior appointments during the year included Eric Duchamp as MD of our Peclers Paris studio; Paul Cowan who merged his Clever Media business with FITCHLive and took on the role of MD in the London studio; and Tony LoGrande as MD of our New York studio.

> ‘In 2007 we challenged our vision to be the world's leading international multi-disciplinary design firm. In this goal we are truly winning’

As well as investing in people, we also invested in better studio and operational space in Paris, London, Singapore and, most notably, in Phoenix, where our new studio received many plaudits for its 'green' and 'sustainable' construction and fit-out.

■ All this and much more made for a challenging year. But perhaps above all else in 2007 we challenged our vision to be the world's leading international multi-disciplinary design firm. In this goal we are truly winning. At year end, FITCH people represented 47 nationalities, speaking 31 languages.

From our studios in 11 countries we undertook projects in 53 countries. This wonderful mix of disciplines, locations and people creates a truly global studio and makes for a quite unique design firm, one that really does have the experience and attitude, resources and international reach, to partner with any local or global client.

■ Managing these diverse cultures to deliver innovative and appropriate solutions for our broad mix of projects and clients is not easy, but it is the future. So, while watching the world shrink and centres of influence shift, this world view underpins our optimism. Our goals for 2008 are clear; be better at everything and best at most things. Our year has started well and we look to Fabergé rather than the curate for next year's egg! ■



Healthcare Communications

CommonHealth
Ogilvy Healthworld
Sudler & Hennessey
GHG

CommonHealth

Report by Matt Giegerich *(right)*
President and chief executive officer



2007 proved a most significant year in CommonHealth's long and notable history. From the creation of multiple new marketing divisions, to the launch of service offerings unlike anything currently in the healthcare communications landscape, from the 192 awards won within the network for creative excellence, to the successful expansion of our global offerings – CommonHealth is more focused, more aligned and even better prepared to help clients address marketplace challenges than ever before.

Always evolving, still leading

CommonHealth's most noteworthy accomplishments in 2007 included:

- Our Carbon (professional advertising) agency garnered the coveted "Agency of the Year" title from industry publication *Med Ad News*.
- We successfully relaunched our integrated consumer offering under the EvoLogue banner with an eye toward providing clients with even greater strategic, multichannel communications, including advertising, CRM, interactive and proprietary behavioral-marketing services.
- CommonHealth also launched Earthborn – the first full-service agency of its kind, created to provide communications programs built around the connection between the environment and human health.
- As the healthcare market moves toward greater globalization, our London and Paris hubs (in partnership with WPP sister company, Ogilvy Healthworld) continued to thrive.
- New offerings: we launched our *BrandFire*^{SM} initiative to give clients a distinctive, overwhelming advantage by helping their brands tell a consistent, compelling story across the many influencers of today's healthcare dialogues and decisions. We also launched the Brand CHAMP (CommonHealth Advanced Marketing Partner) program to provide clients with brands employing multiple CommonHealth companies with one senior point of contact, charged with integrating brand values and strategy across marketing audiences and disciplines.
- E-nitiatives: In an online first, Qi, CommonHealth's interactive group, was the first agency to help launch a pharmaceutical brand into the social network community of MySpace; Conectics (media planning and buying) added e-media planning and buying as a core service offering.
- With all US-based CommonHealth companies now moved onto one corporate campus, opportunities are more accessible than ever for cross-discipline collaboration and integration, cross-selling of services, and cross-division talent sharing.

Diversified yet connected

CommonHealth companies have expertise in every discipline and therapeutic category, each focused on a specific marketing discipline or industry sector. We have specialties in professional advertising, medical education, interactive, managed care, strategic planning/business development, and consumer and patient communications. And we're proud to boast we work with all of the top 12, and 15 of the top 20 pharmaceutical companies (based on worldwide revenue), representing both domestic and global brands.

> ‹ We have specialties in professional advertising, medical education, interactive, managed care, strategic planning/business development, and consumer and patient communications ›

A story to tell

Despite ongoing challenges in the healthcare sector, CommonHealth's future has never looked more positive. The organization, officially now in its 17th year, continues to redefine, for itself and the marketplace, what best-in-class truly is.

Our clients – whether contracting with one CommonHealth company or more – have at their fingertips a suite of experience and tools that comes from working with the group. The CommonHealth model of surrounding a brand with channel expertise is uniquely designed to support clients' efforts to break through the crowded marketplace with the most effective, innovative, and winning solutions. Because we're organized this way, we help clients thrive, so their brands can – and do – outperform competitors in the new healthcare arena. ■

Ogilvy Healthworld

Full report on page 31

2007 was an extremely strong year for Ogilvy Healthworld across all regions and in the 35 countries where it has operations, providing a solid platform for further growth. ■

Sudler & Hennessey

Full report on page 41

Sudler & Hennessey enjoyed another year of solid growth, from existing and new clients. The agency strengthened its relationships with many of the top global and regional healthcare companies and expanded its presence in Central and Eastern Europe, Latin America and the Asia Pacific regions. ■

GHG

Full report on page 45

GHG (Grey Healthcare Group), one of the world's leading healthcare communications companies, achieved solid overall growth in 2007 with several categories achieving exponential growth, notably in the search, access and contract sales areas. ■

Specialist Communications

Report by Andrew Scott *(right)*
Chief operating officer
International Specialist Communications
and
Mary Ellen Howe *(far right)*
Chief operating officer
Specialist Communications, North America



Specialist Communications comprises individual companies with separate and distinct marketing expertise by industry, audience segments or medium. Our clients benefit from their depth of knowledge and strategic focus; the Group benefits through the flexibility these companies offer as partners for sister WPP companies where appropriate. Our role in managing this portfolio is to help these companies grow on their own terms, while supporting cooperation opportunities within the Group. Additionally, we are able to capitalize on trends in client demand for new expertise, as and where they arise.

Direct, promotion, digital and interactive marketing

Digital and relationship marketing agency **Bridge Worldwide** has doubled in size since it joined the Group two years ago. Its strategy of content, channel and community has helped Fortune 100 clients such as Procter & Gamble, Abbott and ConAgra Foods to fully embrace the digital revolution. Most notable among new brand wins at these clients was the pediatric portfolio at Abbott Nutrition, including the Similac baby formula franchise and the Welcome Addition Club program. Bridge also expanded into financial services and retail, winning digital assignments from US Bancorp, Fidelity, Fischer Investments and The Kroger Company.

The launch of *Marketing with Meaning*™, a platform that helps clients leverage technology to ensure that both the brand and surrounding marketing add real value to consumers' lives, led to Bridge creating Abbott's Diabetes Control for Life program that shows a measurable reduction in weight loss and blood glucose levels in diabetics, in addition to a significant increase in product sales.

Bridge's creative product continues to be highly decorated, winning over 30 awards in digital competitions; its work for ConAgra's Hebrew National brand won an Effie for overall campaign effectiveness. They were also named one of the Top 25 Best Places to Work in America by the Great Place to Work Institute for the second consecutive year.

> ‘ We are able to capitalize on trends in client demand for new expertise, as and where they arise ’

Face-to-face marketing and events agency **MJM** introduced several innovations in 2007. Fresh approaches to communications and training for the pharmaceutical industry and its sales channels were applied to major projects for long-standing clients like Pfizer and AstraZeneca. Further expansion into consumer-facing activities included global support for the HSBC Premier brand launch. Inventive application of new technologies to experiences and engagements were the hallmark of the year – whether developing novel pop-up stores for Ford, wirelessly tracking the activity of 3,000 customers at a Canon trade show and importing the data into CRM systems, or creating interactive holography for TEVA Pharmaceuticals at a medical conference in Prague.

UK CRM agency **EWA** continued to focus on the development and implementation of data analysis and insight techniques, enabling clients to assess the value and impact of their customer communications. They added Traveline, COI Communications and Shergroup to their client list during 2007.

Mando Brand Assurance was voted Service Provider of 2007 by its clients at the Sales Promotion Awards – recognition for its work with Unilever and GSK. Mando's German office completed its first year of trading with significant projects for Campina healthy dairy products and L'Oreal. In the UK, major wins included Birds Eye, Cadbury's, WKD and E&J Gallo Wines. The Coca-Cola relationship strengthened further with Coke Zone, its first UK rewards program.

UK-based field marketing company **Headcount** had a busy 2007 supporting its long-standing client E.ON in the area of customer acquisition. New business wins across a variety of sectors included promoting consumer products for Whirlpool and Nikon, raising environmental consciousness with the Centre of Sustainable Energy, and creating public educational initiatives for Digital UK, Learndirect and NHS Choices. Headcount was awarded at the Field Marketing & Brand Experience Awards for its work with Loyalty Management Group and Warner Home Video.

Warwicks continued its focus on automotive clients, providing Triumph Motorcycles with global creative design, production and advertising services. The ongoing relationship with Jaguar included print management for the prestigious Daimler brochure.

Custom media

Forward saw growth from both existing and new clients in 2007. New clients included Bang & Olufsen (to produce their international magazine) and Novartis (creating regular guides and online output, including blogs and videos). Online growth has remained a priority, and 2007 saw the launch of Tesco Baby Club online. As a result of the Club's online success, Forward has been asked to launch Tesco's Food Club and Healthy Living Club online. The Ford e-zine was launched in five new European markets and the Standard Life and B&Q accounts also saw significant growth.

Spafax enjoyed a successful year in 2007, achieving significant growth in the custom publishing division. New clients included Bell ExpressVu, Bell Mobility, Investors Group and BainUltra. The Inflight Entertainment (IFE) division was involved in the launch of the first A380 aircraft for Singapore Airlines, a milestone in modern aviation history, providing the program of 100 movies as well as technical and operational support. New digital IFE systems gave rise to innovative and creative programming opportunities devised and delivered by Spafax – from a James Bond film library featured on board Qatar Airways to an audio program on Virgin America featuring a 'first of its kind' iPod-style song library of over 3,000 songs and 20 custom channels. >



Demographic and sector marketing

Geppetto helped a broad array of clients reap the benefits of engaging with the youth market. For Wal-Mart, Geppetto created a fully integrated youth holiday program, including the retailer's first-ever holiday catalog. For financial services company USAA, Geppetto developed web-based engagement programs to introduce teens to the world of responsible financial planning. Geppetto's innovation practice yielded groundbreaking product concepts for PepsiCo and Kellogg. The firm's branding practice helped create entirely new trademarks for start-up ventures in the grocery, educational software and girl accessory categories.

Real estate marketing specialist **Pace Advertising** enjoyed another solid year in 2007. Although the sub-prime financing concerns and diminished home sales figures had some impact at the end of the year, both old and new clients turned to the firm for its well-established reputation for providing effective marketing solutions in difficult and changing marketing conditions. Strategic initiatives in new business development, new technologies and expanded geographic coverage guide the future of this 59-year-old organization.

The Food Group's Nutrition + Culinary Consultants practice, which provides nutritional services to the foodservice industry, had successes with PepsiCo's presentation to YUM! Brands, and danku, a restaurant concept from Denmark-based TriDutch Company.

TFG-Digital was launched to take advantage of the increasing reliance on alternative media and website development for the company's foodservice client base and it secured assignments with Ventura Foods, PepsiCo and Electrolux. The Food Group continues its work with some of the US's leading foodservice manufacturers, including Kraft Foods, Dannon, TABASCO, International Paper and the Florida Department of Citrus.

Edinburgh-based architect and interior designer **BDG McColl** showed further international growth with new appointments in both the UK and Europe, among which were AT Osborne in Utrecht, US-based leisure operator Yellowstone Club World and insurers Royal London. 2007 saw ongoing work for clients such as BP, Standard Life, the University of Edinburgh and City of Edinburgh Council.

BDGworkfutures continues to develop as a leading UK brand within corporate property strategy and design, working for clients from all industry sectors. 2007 saw the successful completion of projects for clients such as Siemens UK HQ campus, Grey Group in London and a new regional HQ for Network Rail.

The government sector continues to be a growth area with a number of wins, the most recent being the appointment for the design of a new working environment for Southwark Council.

Dovetail reinforced its strong reputation of competence and quality in the UK office furniture market, winning an International Red Dot Award for its new corporate identity. Major projects in 2007 included the supply of furniture for Deloitte's refurbished London campus and Balfour Beatty's new corporate HQ. Dovetail continued to service long-standing clients, such as UBS, and further developed its range of environmental services by offering a 'clear and recycle' facility for clients' used furniture.

Sports marketing

Global Sportnet had a good year in 2007. Highlights included new sponsorship mandates in football from FC Barcelona, Espanyol, Arsenal, Manchester City and Blackburn Rovers. Outside football, Global Sportnet continued to work with the 5 Oceans yacht race and re-signed VELUX as the naming sponsor; the firm also successfully marketed the Live Earth concerts.

Media and film production services

Metro reorganised its business in 2007 to focus on Events and Outsource business in London and Scotland. As part of this new structure, two business units were aligned with sister agencies: the Soho facility transferred to The Farm Group and the Clever Media business was combined with PCI FITCH to form FITCHLive.

The refocused Metro Events business had great success with new clients such as the FSA, and continued to work closely with Shell and RBS on large events.

The **Farm Group** had a busy and successful 2007 enhancing its clear leadership position in the UK post production industry. They supplied post production services to high-profile entertainment like *Britain's Got Talent*, *Never Mind the Buzzcocks*, *Friday Night with Jonathan Ross*, *X Factor*, *The Mighty Boosh* and *Deal or No Deal*; dramas including *Shameless*, *Wild at Heart*, *Skins* and *Boy A*; documentaries including *Monarchy*, *Ross Kemp on Gangs* and *Timewatch*; and award-winning music projects for Led Zeppelin, Paul McCartney and Madonna. ●



WPP Digital

Report by Mark Read *(right)*
Chief executive officer



In 2007, the internet accounted for around 8.8% of global advertising expenditure, with growth of more than 20% expected in 2008 as client budgets follow consumers online.

Key events in our industry in the past year have been: the rapid growth in usage of social networks such as Facebook and MySpace, though advertising revenues still lag as clients struggle to find ways to engage consumers; the blurring of industry boundaries with the acquisition of DoubleClick by Google and of aQuantive by Microsoft; and the focus from technology companies on building advertising platforms and media exchanges, such as Platform A from AOL, as ways to trade digital media.

The transition to digital media, which in the next few years will extend beyond the internet into TV, radio and other media, offers WPP significant growth opportunities. It also presents the Group with some of its more difficult challenges, in particular the need to understand and respond to rapid changes in technology and industry structure, and to ensure we do this not just in specialist digital agencies but in all our companies.

‘The transition to digital media, which... will extend beyond the internet into TV, radio and other media, offers WPP significant growth opportunities. It also presents the Group with... challenges, in particular the need to understand and respond to rapid changes in technology and industry structure’

WPP Digital exists to accelerate the Group's response to opportunities offered by this transition to digital media. We do this in three ways:

- First, by acquiring and developing best-in-class specialist digital agencies and marketing technology companies.
- Secondly, by taking investments in and partnering with innovative digital media companies to bring insights and ideas to our clients, agencies and people.
- Finally, by assisting the spread of digital capabilities across WPP through a series of Group-wide initiatives, particularly in the areas of training and technology.

In 2007, we acquired four leading digital marketing companies which added significantly to the Group's digital capabilities, bringing us new talent, important new digital marketing technologies and presence in strategic growth markets such as China and India. We backed two of the industry's leading creatives, Jan Jacobs and Leo Premutico, in their new agency, Johannes Leonardo. We also made a series of investments in innovative start-ups, giving our clients, agencies and people a window into several of the more dynamic areas of digital marketing, such as mobile advertising and search, in-game advertising, online video and social networking.

24/7 Real Media

24/7 Real Media, a recognized leader in the global digital marketing industry, became part of WPP Digital in 2007. Its digital media business, technology licensing and search marketing services strengthen our position in digital marketing services. These activities are supported by market-leading digital advertising management and search engine marketing technology platforms, *Open AdStream* and *Decide DNA*®, which are now available to other WPP companies.

In March 2007, 24/7's search marketing services and *Decide DNA*® technology was awarded the prestigious European Platinum Seal of eExcellence. In April, *Open AdStream Mobile Edition* was launched, enabling advertisers to integrate mobile ads into their broader digital marketing efforts. In September, *Search Retargeting* was introduced, a new technique for targeting and serving digital advertising, allowing marketers to target and customize display advertising based on consumers' keyword queries on search engines. And in October, China's most popular search engine, Baidu.com, was integrated into its *Decide DNA* search marketing platform, allowing clients to dynamically manage online marketing campaigns on every major search engine worldwide.

BLUE

BLUE, known in the industry by its tagline of "the measurable marketing company", joined WPP Digital in June 2007. From its Singapore headquarters, BLUE has continued its international expansion, opening new offices in Palo Alto in the US and Shanghai in China. These joined BLUE's existing offices in London and Beijing to service its strategy of using low-cost Asian-based production centres to execute global client business.

These new offices helped to serve and win several of the new global brands that the company has won over the past year, including Procter & Gamble and VMWare. BLUE has also benefited from the growth in search engine marketing, with its specialist search division, DEMAND, growing strongly in its first full year of operation.

Schematic

Schematic joined WPP in September 2007. Headquartered in Los Angeles, with offices in New York, Atlanta, Minneapolis, San Francisco, London and Costa Rica, Schematic is an interactive agency that creates branded, results-driven digital experiences. The company helps its clients succeed by envisioning and deploying content, community, and commerce solutions that people love to use – on all the digital platforms customers utilize every day, including the web, mobile devices, digital outdoor installations and television.

Schematic's clients include Disney, Nokia, Cisco, Microsoft, T-Mobile, SanDisk, Intel, Condé Nast, and Citigroup. In addition in 2007, Schematic became Target's primary digital agency, and was the digital architect of WPP's pitch and subsequent staffing for Project DaVinci, the new WPP agency being developed for Dell.

Quasar

Quasar, India's leading digital marketing agency, joined WPP Digital in October 2007. In India the digital marketing industry has started to develop very quickly with growth in digital media estimated at 60% in 2007. During the year, prestigious clients such as Reuters, AVIVA and Apollo DKV joined clients like Microsoft, Monster, Visa and LG. In addition, Quasar won more than eight awards from its Microsoft client.

WPP Digital partner companies

WPP Digital has investments in several of the emerging areas of digital marketing; **VideoEgg**, which specializes in video advertising solutions for social media platforms; **m:metrics**, the leading authority in mobile market measurement in the US and Europe; **Visible World**, a technology for customizing broadcast, cable and online video; **iconmobile**, a mobile marketing and design firm; **JumpTap**, a mobile search and advertising solution; **WildTangent**, an in-game advertising network; **Spot Runner**, an internet-based ad agency helping local businesses to advertise on TV; and **LiveWorld**, a social networking solution for corporations and brands.

WPP Digital agencies partner companies continue to work closely with WPP companies, clients and new business opportunities. WPP Digital companies, including 24/7 Real Media, BLUE and Schematic, played important roles in helping our companies to win clients such as AT&T and Dell. Spot Runner worked with JWT to develop an online platform for local jewellery retailers to customize the national "A Diamond is Forever" campaign for them to broadcast on cable TV. WildTangent, an online video game publisher and network, worked with MediaCom to develop original gaming content for the Warner Brothers film Fred Claus, and with VML to create the Burger King "Crown Card" rewards program. Visible Technology worked on an ongoing basis with GCI to assist its client Dell in tracking, analysing and participating in social media.

The WPP Digital companies also worked with WPP operating companies to share insights and best practices, speaking at client and regional *Digital Days* and also helping WPP Digital and VML to develop the one-day, immersive *Digital Acceleration* training program currently being rolled out across the Group.

The future

Strong growth and significant change are expected in 2008 and beyond. Our clients continue to seek ways to reach consumers online and our priority is to help them do so and to measure the results. The emphasis, particularly for packaged goods clients, is to find ways to build brands on the internet, not just use it as a direct response medium.

Online video, still small but growing rapidly, offers the promise of more involving brand messages. Mobile advertising, particularly in Africa, Asia and Latin America, where broadband penetration is less developed, is becoming of significant interest. Social networks offer large audiences but unclear effectiveness.

Against this background, online measurement and analytics is a primary focus as we seek to understand the impact of the various elements of digital marketing on consumers' brand perceptions and purchases.

Overall, we enter 2008 and beyond with a strong set of digital capabilities and digital talent across WPP, not only in the specialist digital agencies but across the Group. Our goal must be to build on these to offer our clients the best advice and our people the best career opportunities. ■

What we think



The Advertising & Marketing Services Industry: Distance and science demand different skills

WPP CEO Sir Martin Sorrell reports

Perhaps unexpectedly, 2007 was a strong year. This is especially gratifying given there were no 'maxi-quadrennial' or 'mini-quadrennial' events to boost client spending, as there were in 2006 and there will be in 2008. Moreover, 2007 followed a stronger-than-predicted 2005 and 2006, all of which maintained the strong recovery from the internet bust of 2000 and 2001.

In theory, 2005 should have been the weakest of the four-year cycle, 2005 to 2008, with no big events to boost advertising and marketing services spending. Following on, 2006 and 2007 were WPP's best years ever – measured by all metrics. The latter achieved record billings, revenues, gross margin and operating margins of 15%.

2008 has already shown more improvement despite the weakness of financial markets, with continued growth expected in Asia Pacific, Africa and Middle East, Latin America and Central and Eastern Europe overcoming slower growth in the US, Western Continental Europe and the UK.

The rapid changes in technology continue to be an opportunity, but if we fail to respond quickly, they will become a threat.

And 2008, a 'maxi-quadrennial' year, will be dominated by the US presidential elections (a continuing scrap down to the convention for the Democratic nomination), the Beijing Olympics and the European Football Championships in Austria and Switzerland.



Worldwide communications services expenditure 2007[1] $m

	Advertising	Market research	Public relations	Direct & specialist communications	Sponsorship	Total
North America	174,116	9,333	3,581	112,173	14,930	314,133
Latin America	16,586	1,230	255	17,820	3,000	38,891
Europe	142,538	11,500	2,350	99,208	10,600	266,196
Asia Pacific	104,370	3,900	890	32,032	7,400	148,592
Middle East, Africa and Rest of world	10,982	–	–	–	1,800	12,782
World total	**448,592**	**25,963**	**7,076**	**261,233**	**37,730**	**780,594**

Worldwide communications expenditure 2003-2008[f] $m


800,000
700,000
600,000
500,000
03
04
05
06
07
08f

Source: GroupM
f Forecast
[1] Estimate

Note:
Revenues cited here represent an estimated 80-90% of the worldwide market. Estimates exclude certain unmeasured trade/consumer promotional expenditures and very early stage economies.

The American presidential campaign started early this time round, as far back as mid-2006, with the cost of nomination campaigns pegged at $150 million and presidential campaigns at $500 million. The only pity is that Mayor Bloomberg, a possible independent candidate, did not enter the race, a move that may have boosted total election spending by between $500 million and $1 billion to $3 billion – and that's just the above-the-line figure.

Further over the horizon, true globalisation and the growth of Asia Pacific in particular, overcapacity and the shortage of human capital, the web, the demand for internal alignment (and, as a result, internal communications), retail concentration and the rapidly growing importance of corporate responsibility, should all underline and assure the importance of our industry and its constituent parts – advertising and marketing services.

In 2007, spending on worldwide communications services – advertising and marketing services – grew by more than 6% to over $780 billion, based on more rigorous data now available to our Media Investment Management parent company, GroupM. WPP's market share stood at nearly 10%. This year, the industry should grow by at least a similar rate. As a proportion of worldwide GDP, it probably fell during the recession of 2001-03, but stabilised in 2003, 2004 and 2005. It probably grew again in 2006 and 2007 and will do so in 2008. 2009 may be a different story, with a slowdown in the US and slower growth in China.

Advertising and Media Investment Management – which concentrates historically on traditional areas such as television, radio, newspapers, magazines, outdoor and cinema – has grown well in recent times and led the industry out of the recession. But its overall share has declined as supposedly less sophisticated, less global and less-developed marketing services have gained. These are the so-called below-the-line areas, such as Information, Insight & Consultancy, Public Relations & Public Affairs, Branding & Identity, Healthcare and Specialist Communications – particularly direct, interactive and internet communications.

Marketing services: faster growth

Marketing services have grown more quickly for two reasons.

- First, network television pricing has risen faster than inflation, to the disquiet of big advertisers. Procter & Gamble, the world's biggest advertiser, Unilever, Coca-Cola and American Express have all registered voluble protests in recent times. They are sick and tired of paying more for less.

In 2003, in the upfront network buying season, cost per thousand rose by an estimated 15-22% against an expected 7-12% – this against general price inflation of 3%. In 2004, upfront pricing continued to outpace inflation, cost per thousand rising by 6-7%. 2005 saw more softening, but prices still grew faster than inflation at around 4-5%. NBC was particularly hit hard – dropping $900 million in revenues, with pricing, programming and late bargaining issues combining to cause significant issues.

Although the pressures on network television intensified in 2006, network cost per thousand probably rose by 4-5%, still faster than general price inflation of 3%. In 2007, network cost per thousand rose about the same as general price inflation at approximately 3%, but is forecast to be greater again in 2008. Imagine what would happen in the car industry if the price of steel rose consistently by 10% against general price inflation of 3%. Manufacturers would use less steel or find a substitute. That is what is happening in our industry, too. Marketing services and other traditional media such as radio, outdoor and cinema advertising are becoming more acceptable substitutes.

Network television will, however, remain an important medium. It will not disappear. If we were starting a multinational packaged goods company from scratch, we would still use network television to influence the largest number of people in the shortest time at the lowest cost. Clients still need reach. In the US, for example, primetime network television used to claim 90% of households. A few years ago it was 50%; today it is perhaps only 33%. There are, of course, still programs with significant global or national reach, such as the Super Bowl, the Academy Awards, the Olympic Games or the World Cup. Of those, the World Cup final reaches about 600 million people, the Olympics 400 million, the Super Bowl 90 million and the Academy Awards around 30 million (except after the writers strike this year!).

The largest live event audience, however, is for the Chinese New Year Gala on CCTV in China, Asia and elsewhere, watched by more than 1 billion. These events remain in relatively fixed supply with the pools of money chasing them stable or growing. As a result, their prices are bid up. That is why a 30-second Super Bowl advert costs $2.7 million and an Academy Awards slot $1.7 million.

This is not a situation that can last, particularly when significant segments of the population seem to go missing. For instance, US audience ratings show that young men have disappeared on Monday nights – perhaps gaming on the internet or watching out-of-home in bars. Equally, housewives have defected from soap operas. Recent changes in Nielsen and our own AGBNielsen Media Research and IBOPE technology now include out-of-home and internet audience figures, too.

- The second reason marketing services have grown more quickly is media fragmentation. The old media have become more sophisticated and the new media have proliferated. Technology has improved the effectiveness and development of cable and satellite television, newspapers and periodicals, radio and outdoor, while spawning new media in direct, interactive and the internet. Many of these new media are more measurable and more targeted.

Media consumption habits change with every generation. Look at what a four-year old can do with a computer in a few hours or what bloggers and hackers do with a clear conscience and different value systems. Decision-makers in media owners and agencies tend to be in their fifties and sixties; their sons and daughters and grandchildren are shifting in ever greater numbers to multi-tasking on the web, personal video recorders (PVRs), video-on-demand, iPods, video iPods, iPhones, mobiles, podcasts and internet games. The declining newspaper readership statistics, particularly among younger age groups, are alarming.

Many executives are in denial. They believe – or hope – that such changes will not happen on their watch. Yet I know my consumption habits have altered radically over the past few years – more daily newspapers, fewer periodicals. More cable and satellite television, less network. More web surfing and BlackBerry® e-mail. More continuous streaming of CNBC or Bloomberg.

I am less willing to wait for detailed analysis in weeklies or fortnightlies. I want news, together with commentary now. Why should I wait for 10 days or so for in-depth analysis of the Procter/Gillette merger announced on a Thursday night? Although, in contradiction, women seem to be increasing their magazine readership and *The Economist* powers ahead, having gone well past one million circulation with increasing advertising revenues.

Similarly, the US has hitherto accounted for about half of worldwide advertising and marketing services spending, with the most prominent non-American markets being Japan, Germany, Britain, France, Italy and Spain. That is changing. Asia Pacific, Latin America, Africa, the Middle East, and Central and Eastern Europe are becoming more and more significant, as multinational corporations build their

Percentage contribution to growth by media* in major markets 2002-2008 %

TV still dominates in faster-growing markets. The internet is driving growth in the mature markets

World	2002	2003	2004	2005	2006	2007f	2008f
Television	90	43	47	36	48	46	50
Radio	23	8	3	4	5	3	4
Newspapers	-5	18	20	13	-4	4	5
Magazines	-7	13	10	13	7	9	5
Cinema	4	1	1	1	0	1	0
Outdoor	3	4	5	5	9	6	6
Internet	-7	14	14	30	35	32	30

North America							
Television	59	24	48	12	48	32	49
Radio	25	10	0	1	2	-2	4
Newspapers	19	26	14	8	-7	-22	-10
Magazines	8	23	17	26	8	27	10
Cinema	3	1	1	1	1	1	1
Outdoor	0	3	4	5	4	3	5
Internet	-14	14	17	47	45	61	42

Latin America							
Television	-40	54	69	58	67	79	67
Radio	-14	6	1	5	5	4	4
Newspapers	-26	11	15	18	14	6	16
Magazines	-20	6	4	9	6	7	6
Cinema	1	1	2	1	1	1	1
Outdoor	-1	16	8	7	2	0	4
Internet	1	5	2	2	4	3	4

Western Europe							
Television	-6	-88	37	31	11	25	18
Radio	-2	-37	7	7	2	4	3
Newspapers	-63	90	23	14	4	8	1
Magazines	-37	58	7	7	10	3	2
Cinema	0	-3	0	0	-1	0	0
Outdoor	-1	-26	7	0	11	5	6
Internet	8	-93	18	41	62	55	69

Central & Eastern Europe							
Television	58	46	49	55	56	57	61
Radio	4	9	6	4	5	6	5
Newspapers	23	13	20	14	11	11	11
Magazines	3	17	11	10	10	9	7
Cinema	0	2	1	1	1	0	1
Outdoor	12	11	11	12	12	10	7
Internet	1	2	3	4	6	7	8

Asia Pacific (all)	2002	2003	2004	2005	2006	2007f	2008f
Television	100	67	52	53	69	54	58
Radio	-1	2	2	2	11	3	3
Newspapers	-22	17	25	8	-27	10	9
Magazines	1	3	2	5	4	3	2
Cinema	0	0	0	1	0	1	0
Outdoor	2	-1	5	3	13	7	7
Internet	20	11	13	29	31	22	21

North Asia (China, Hong Kong, Korea, Taiwan)							
Television	62	73	68	73	88	72	71
Radio	2	0	0	0	15	3	2
Newspapers	24	16	14	4	-38	7	6
Magazines	3	3	3	6	5	4	2
Cinema	0	0	0	0	0	0	0
Outdoor	7	2	8	2	12	7	7
Internet	3	6	8	16	17	9	11

ASEAN (Indonesia, Malaysia, Philippines, Singapore, Thailand)							
Television	65	56	53	69	80	59	63
Radio	8	9	5	6	3	0	4
Newspapers	22	19	30	13	4	21	18
Magazines	2	6	5	3	4	2	2
Cinema	0	1	1	2	1	9	4
Outdoor	2	9	5	5	6	5	6
Internet	0	1	1	2	3	3	3

Middle East & Africa							
Television	66	59	40	12	55	56	53
Radio	4	4	9	12	3	5	5
Newspapers	16	26	38	51	28	27	27
Magazines	5	5	6	11	5	7	7
Cinema	1	1	1	3	-1	0	0
Outdoor	7	5	6	7	10	4	6
Internet	0	0	0	4	1	2	2

Source: GroupM
f Forecast
* Seven main media excluding 'Other'.
(Figures rounded up.)

businesses where populations are large and growing faster – seeking to drive top-line like-for-like sales growth, a primary driver of total shareholder return.

In 2007, Russia was again WPP's fastest-growing country at 37%, with the Middle East area at 21%. The 'neo-BRICs' of Pakistan, with a population of 165 million, Vietnam with 85 million and Indonesia with more than 230 million – of which 200 million are Muslim – are all growing faster and became more influential in 2007. Goldman Sachs now focuses on the 'Next 11' – Bangladesh, Egypt, Indonesia, Iran, South Korea, Mexico, Nigeria, Pakistan, the Philippines, Turkey and Vietnam. With the exception of Indonesia and Iran, WPP has leadership positions in all these countries.

Non-US markets will be increasingly important. Extrapolate WPP's current revenues in the BRICs countries (Brazil, Russia, India and China) or BRICI (including Indonesia) at the rates of GDP growth predicted in recently published Goldman Sachs research and assume moderate rises in advertising to GDP ratios. The result is that Asia Pacific, Latin America, Africa, the Middle East, and Central and Eastern Europe will take a growing share of our business: possibly 38% by 2015, excluding acquisitions. Perhaps we should look at our activities on a network television and non-network television basis, and a US and non-US basis.

Top global marketers* spending by region
by measured media bought in 2006 and 2005 $m

Region	2006	2005	% change
Africa	711	655	8.6
Asia Pacific	14,915	14,947	-0.2
Europe	31,121	29,498	5.5
Latin America	2,483	2,203	12.7
Middle East	422	424	-0.5
Canada	2,093	1,898	10.3
US	46,015	47,049	-2.2
Total worldwide	**97,760**	**96,673**	**1.1**

Source: *Advertising Age*

Total global marketers* spending by region
% total by measured media bought in 2006

Africa	0.7
Asia Pacific	15.3
Europe	31.8
Latin America	2.5
Middle East	0.4
Canada	2.1
US	47.1



Source: *Advertising Age*
* As defined by *Advertising Age*.

Increasingly, the marketing world is becoming two-paced or even three-paced, geographically and functionally. Asia Pacific, Africa and the Middle East, and Central and Eastern Europe are outpacing the US and Spain (post-Franco Spain remains a standout market in Western Europe, despite the implications of the current construction bubble). In turn, the US and Spain are outpacing the rest of Western Europe. Moreover, the internet and other new technologies are outpacing network television, newspapers and periodicals.

WPP was founded some 20 years ago by two people in one room to try to capitalise on such trends and provide co-ordinated advertising and marketing services throughout the world.

Politics and events are key

We were spoiled in the 1990s. All you had to do was go into the office. With a tightly-controlled Rubin/Greenspan US economy dominating the world and Friedmanite economics driving the global economy, life was relatively easy – despite the world's second-largest economic engine, Japan, being out of order for 12 years or so. Strong growth, low inflation and high, but not full levels of employment, drove a 10-year bull market, such as we have not seen since the 1920s.

The speculative blowouts around the internet and sub-prime were perhaps inevitable and, given their size, lengthy corrections were and may be necessary. Overall, the past seven or so years have had their share of pain. After growing consistently through the 1990s, culminating in organic growth of 15% in 2000 (20% using the yardstick of our competitors), WPP shrank or flattened, on a like-for-like basis, in 2001 and 2002. It resumed modest growth in 2003 and 2004 and demonstrated stronger, more broad-based growth between 2005 and 2007.

Ten fat years, three lean ones and a return to the same modest nominal growth in (until very recently) a lower inflationary environment in the past five years – mostly due to quadrennial events in three of the last five years and perhaps a growing acknowledgement of the importance of innovation and branding particularly in the last three.

It seems our business is becoming increasingly event-driven, particularly by the political cycle. President Bush wanted a strong economic background to his re-election in 2004, as did Prime Minister Blair in 2005. President Bush will seek the same for his 2008 Republican nominee, John McCain, and he continues to spend heavily, with the government being the only big employer continuing to hire significantly in the US in the current troubles. And Prime Minister Brown will want the same for his first electoral campaign as Prime Minister in, say, one or two years. His last three budgets were models of early-term caution. When was the last time we experienced a recession in an election year?

CFO optimism index 2002-2007 % of CFOs with more optimism in regional economy minus those with less optimism


US
Europe
Asia
100
80
60
40
20
0
-20
-40
-60
-80
2002
2003
2004
2005
2006
2007

Source: *CFO;* Duke University and Tilburg University

Principal sources of annual media growth
Absolute contribution in %

	2006	2007f	2008f
North America	**32**	**20**	**23**
US	28	18	20
Latin America	**9**	**9**	**9**
Brazil	5	6	6
Western Europe	**21**	**22**	**17**
Central & Eastern Europe	**12**	**14**	**12**
Russia	6	8	6
Asia Pacific (all)	**21**	**30**	**35**
North Asia	**14**	**17**	**23**
China	18	15	21
ASEAN	**2**	**3**	**3**
Middle East & Africa	**5**	**5**	**5**

Media growth indices relative to GDP growth
Media: GDP growth rate parity = 100

	2006	2007f	2008f
North America	**121**	**90**	**117**
US	116	90	114
Latin America	**124**	**115**	**113**
Brazil	188	158	174
Western Europe	**87**	**91**	**74**
Central & Eastern Europe	**105**	**124**	**101**
Russia	100	138	95
Asia Pacific (all)	**84**	**101**	**109**
India	58	68	70
North Asia	**103**	**95**	**123**
China	158	96	132
ASEAN	**57**	**89**	**75**
Middle East & Africa	**89**	**106**	**78**
World	**93**	**94**	**116**

Source: GroupM
f Forecast

The financial crisis masks fiscal over-stimulation

The US economy was in a political cycle in 2004, as the government used fiscal spending to stimulate the economy. Rates of growth in US government spending were back to where they were 35 years ago at the height of the Vietnam War. In 2005, the tragedy of Katrina and the continuing demands of the wars in Afghanistan and Iraq continued to fuel government spending. In 2006, the latter conflict continued the acceleration in government spending.

It is no accident that governments in many countries are the largest advertising spenders: ministries use marketing to reinforce their policies and build electoral popularity. The problem is that the US economy is almost entering another Reagan era with fiscal deficits, a continuously weakening dollar, trade imbalances and the threat of inflation now starting to become a reality. Isn't the country's currency really its stock price?

Perhaps for political reasons, the incumbent Administration failed to deal with the twin fiscal and trade deficits, and the dollar weakened. They chose not to raise taxes and Chairman Bernanke did not hike interest rates even further.

All this was thrown into sharp relief by the sub-prime, insurance monoline, private equity and house price crisis that hit hard in the third quarter of 2007. Everyone but Goldman Sachs seemed caught unawares. Economic policy is in sharp reverse, with massive injections of liquidity and significant lowering of interest rates being the cornerstones of the new economics, as banks continue to refuse to lend to one another and third parties.

The result: the danger of increasing inflation, although not a bad thing for our clients (or us), giving them increased pricing flexibility. Significant increases in input costs, particularly commodities, in this inflationary environment can be passed on through increased prices to the retailer, who can then in turn choose to pass them on to the consumer. The risk for manufacturers is pricing themselves out of categories, particularly against retailers' own labels or in emerging markets where local competitors focus on price and distribution. The impact of the crisis has so far been limited in the real world. The US consumer seems to be under most pressure, and house and retail markets most affected.

The issue remains whether increased corporate profitability and liquidity will stimulate a capital expenditure-led increase in activity, to counter the credit and liquidity crisis hitting the consumer. 2005, 2006, 2007 and early 2008 have so far seen a relatively soft landing, with a mild softening in the US in the fourth quarter of 2007, although the first three months of 2008 were alright for us. Corporate capital spending, however, remains sluggish – insufficient to fill the spending void caused by more sensitive debt-ridden consumers suffering tumbling property values.

We are still in a Sarbanes-Oxley, Eliot Spitzer-dominated (gone, but not forgotten) world, where CEOs last on average fewer than four years and CMOs fewer than two, and are constantly pressurised to return cash to share owners and hedge funds – themselves pre-occupied by short-term performance targets.

Hedge funds account for more than half of trading volumes on both sides of the Atlantic and even so-called long funds have quarterly performance targets. Perhaps that is not an environment where anybody wants to take risks or focus on the long term. Why take chances and be fired? Better to continue receiving substantial compensation until you retire in three or four years. Or explore the seemingly safe haven of private equity, which is rapidly becoming the largest employer in mature economies, where difficult decisions can be taken and risks explored quietly in private. Blackstone and KKR already employ over 800,000 people each and the private equity partnership-owned Neilsen, under ex-GE man David Calhoun, is making bold decisions and changes in market research in private. Lucky him. He will get there faster than in a publicly-owned environment.

Consolidation continues

In parallel with this short-term weakness, other pressures persist. Consolidation continues apace, albeit with a sharp deceleration of activity because of the credit crisis. Among clients, Procter takes Wella and Gillette, Interbrew takes AmBev, Telefonica takes Bell South's Latin American interests, Cingular takes AT&T Wireless, MCI chooses Verizon, Pernod Ricard takes Allied Domecq and Absolut (with French banks lending 6 times EBITDA), AT&T takes Bell South, NewsCorp takes Dow Jones, Google takes DoubleClick, Microsoft takes aQuantive, Yahoo takes Right Media, Microsoft goes for Yahoo!, Thomson takes Reuters.

Consolidation among media owners also continues unabated. NewsCorp takes and disposes of DirecTV, Comcast tried to take Disney, Carlton and Granada merge to monopolise ITV, and BSkyB takes a blocking stake.

Legislation favours more consolidation in the US and the UK. Even in Brazil, which has been fiercely protectionist, you can buy 30% of Globo or Editora Abril. And in Australia, recently introduced legislation relaxing media ownership rules has triggered a media asset bidding frenzy. Germany allows foreign ownership of TV channels.

Italy concentrates further through the Gasparri Bill. Clients and media owners are not alone. Retail consolidates, too: Morrison takes Safeway; Boots and Alliance merge and privatise shortly thereafter. In Latin America, Wal-Mart enters the North East of Brazil by acquiring part of Ahold's interests, Lider consumes Carrefour's Chilean interests, and Jumbo buys Disco in Argentina. Rumours surround Wal-Mart and Carrefour, Home Depot and Kingfisher, and Best Buy and Carphone Warehouse.

Announced global M&A activity 2007


Deal volume 000s
Deal value $ trillion
Deal value $ trillion
50
40
30
20
10
0
2.0
1.3
1.5
2.2
3.0
4.0
5.0
01
02
03
04
05
06
07

Source: Thomson Financial

Top 10 M&As: technology, media and entertainment
Deals announced/completed in 2007

Target/issuer	Buyers/investors	Total transaction value $bn
BCE Inc	Madison Dearborn Partners; Providence Equity Partners; Teachers' Private Capital; Merrill Lynch Capital	46.3
Alltel Corporation	Goldman Sachs; TPG	27.8
Reuters Group Plc	Thomson Corp	19.1
Affiliated Computer Services Inc	Cerberus Capital Management	8.5
Avaya Inc	Silver Lake; TPG	8.1
Alliance Data Systems Corp	The Blackstone Group; Private Equity Group	8.1
NAVTEQ Corp	Nokia Inc	8.0
Thomson Corp, Thomson Learning and Thomson Nelson Learning	Apax Partners Worldwide; OMERS Capital Partners	7.8
Leap Wireless International Inc	MetroPCS Communications Inc	7.2
Business Objects SA	SAP AG	7.1

Sources: CapitalQ, PricewaterhouseCoopers, WPP

In line with the laws of big numbers, the challenge to Wal-Mart, Tesco and Home Depot will be how they can successfully manage expansion outside their home markets. Tesco already has over half its square footage outside Britain (but much less of its profits) and has sent its UK managing director to the West Coast to manage its US expansion as Fresh 'n Easy. It will not be simple; the demands are different and the model will be significantly based on rehabilitating blighted areas on the West Coast. It has recently been announced that the initial expansion is being consolidated. As a result, it is no surprise that agencies are also consolidating. Certainly in the one area where there are big economies of scale – media buying – consolidation is significant. To negotiate with a Rupert Murdoch, Sumner Redstone, Bob Iger or Jeff Zucker, larger scale is essential.

Media planning or buying, or what we call Media Investment Management, is one of WPP's fastest-growing businesses, driven by clients looking for media-buying efficiencies – rather than reductions in agency's commissions. Like-for-like growth for the last four years has remained around 14%, against overall WPP like-for-like growth of 5-6%. Often savings on gross media budgets of 5-10% are achievable on consolidation.

Media savings are driving client centralisations and are a quick kill in showing efficiencies, as Nestlé and Unilever have shown. The traditional media owners are not only having to fend off disintermediation by new technologies, but the pricing pressure from significant consolidation of media budgets.

But even on the creative side, voracious procurement departments and ill-judged price competition by agencies themselves are driving consolidation (the $100 million pitch win headline in *AdAge* or *Campaign* is more satisfying than real revenue). We have seen two of our competitors desperately write cheques or subsidise account pitches to the tune of $20 to $28 million to retain accounts globally or in the UK.

Discounting – profitless prosperity

In a low-inflation, over-capacity market with little or no pricing power, many manufacturers have turned to price promotion and discounting. The best example is the car and truck industry. General Motors still seems to believe it has a balance sheet advantage over its competitors, particularly in Detroit. Why else would it introduce heavily price-based competition such as five-year zero-coupon financing or discounts of $4,000 to $5,000 a unit? Probably, the most extreme case was Hyundai in South Korea offering negative interest rates on financing – a form of cash giveback. One dealer in America offered a buy one, get-one-free deal on sports utility vehicles (SUVs). Luckily, it was a failure.

Consumer price inflation* Year-on-year % change



Developed¹
BRIC
Developed + BRIC
8
6
4
2
0
05
06
07
08

Source: *Financial Times* analysis
¹ US, Eurozone, Japan and UK
* Weighted by GDP

If you give cars away it is only to be expected that consumers buy them. No surprise, then, that the American auto market stood at 16 or 17 million units before the credit crisis, or that housing markets and house prices showed similar buoyancy, when fixed-term money was being given away at such low interest rates, despite the shudders in the sub-prime markets.

The problem is that consumers grow used to such discounting and wait for new car or truck introductions and the discounting that goes with them. The auto manufacturers face profitless prosperity and break-even economics at full capacity. Hence the decision by Dieter Zetsche at DaimlerChrysler to dispose of Chrysler (what will Cerberus do on branding?), and the strategies of General Motors and Ford to cut capacity. Interestingly, the Japanese and South Korean manufacturers, and some German ones too, have tended to resist excessive discounting, offering lower levels of $1,000 or $2,000. Instead, they concentrate on design, new products and branding to build a price premium.

If you focus on price, you build commodities. If you focus on innovation and differentiation, you earn a price premium and build brands. This seems to be the approach of Alan Mulally at Ford, as he brings a laser-like focus on the Blue Oval and disposes of peripheral brands. Conclusive evidence of the inadvisability of discounting came when General Motors had to lower its earnings forecast for 2005 by 80%. Recent comments and actions by GM do indicate a slight difference in approach and a shift to more focus on product. More competition from the Chinese and Indians, particularly Tata, will ram the point home. China's Geely, a four-door, five-seat car, will be introduced into America in 2008 or 2009, at under $10,000. Price promotion just does not work. The product is key.

A similarly unfortunate trend is occurring in the food industry. Packaged goods companies continue to try to build share by discounting and price competition, particularly as distribution concentrates. They pay higher trade discounts and slotting allowances, and fund increased promotional activity, although the approach may change as the economics of the food industry shift, following Chinese and Indian expansion.

Just like the media owners, the food manufacturers are being squeezed by a second factor – obesity. Diabetes is a pandemic and a huge area of public concern. Increasingly, commodity-like food companies are not in a strong position.

Top global marketers* spending by category
by measured media bought in 2006 and 2005 $m

Category	2006	2005	% change	% total	Advertiser count
Automotive	**22,195**	22,291	-0.4	22.7	16
Personal care	**19,526**	18,394	6.2	20.0	9
Entertainment & media	**9,538**	10,038	-5.0	9.8	8
Food	**7,793**	7,638	2.0	8.0	7
Drugs	**7,707**	7,376	4.5	7.9	9
Electronics	**4,023**	3,800	5.9	4.1	8
Soft drinks	**3,916**	3,941	-0.6	4.0	3
Retail	**3,576**	3,355	6.6	3.7	7
Cleaners	**3,571**	3,323	7.5	3.7	4
Restaurants	**3,553**	3,375	5.3	3.6	4
Computers	**3,247**	3,223	0.7	3.3	5
Telephone	**2,488**	2,956	-15.8	2.5	4
Financial	**2,433**	2,622	-7.2	2.5	5
Beer, wine & liquor	**2,050**	2,261	-9.4	2.1	6
Candy	**1,137**	1,104	3.0	1.2	2
Toys	**699**	704	-0.6	0.7	2

Source: *Advertising Age*
* As defined by *Advertising Age*.

Interestingly, the health-based or wellbeing segments of the packaged goods industry do not suffer from the same phenomenon. Here, companies are more focused on product innovation, research and development or science, along with branding to build stronger market shares. As a result, brands and margins are more robust and volumes greater.

US companies have recently been forced to disclose gross and net sales, at least temporarily. As a result, more data is available on the balance between advertising and promotional spending. According to Cannondale, our marketing and channel management consultancy in the US, the average consumer package company spends 17% of sales on trade promotion (price cuts basically) and only 9% on brand-building advertising. Many CEOs know what they spend on advertising, but not on trade promotion. Often the latter exceeds the former, even in heavy-spending above-the-line companies.

It may well be that manufacturers will seek to cut trade spending and boost brand spending, particularly at a time when the trade is consolidating at such a rapid rate. Bribing customers for distribution is a recipe for ruin.

Fees, outsourcing and procurement improve prospects

The days of 15% gross commissions – 17.65% on cost – are long gone. Commission levels have receded to around 12% gross for full service, including media planning and buying, or, as we put it, Media Investment Management. Production commissions have largely been reduced or eliminated,

BrandZ™ Top 20 risers 2007
Year-on-year brand value growth*

Brand	% Brand value growth	% Brand contribution growth	% Business value growth
BlackBerry	390	-1	124
Apple	123	-1	124
Amazon	93	3	93
China Construction Bank	82	-8	90
Vodafone	75	4	24
Standard Chartered Bank	73	8	36
Movistar	73	-1	57
ICBC	70	-7	289
Nivea	68	4	29
IBM	65	0.3	30
Porsche	62	0	100
Siemens	61	2	71
Mastercard	52	10	25
AXA	50	2	30
McDonald's	49	0.4	35
Esprit	46	-6	72
Goldman Sachs	45	0	19
Gucci	43	0	34
Orange	42	4	14
Bank of China	42	-7	61

Source: Millward Brown Optimor
* Excluding restatements; excluding brands whose 2007 value was lower than $5 billion.

BrandZ™ Top 100 Most Powerful Brands 2007
Year-on-year brand value growth by category*

Category	Brand value growth
Mobile operators	35%
Technology	33%
Personal care	27%
Fast food	27%
Luxury	24%
Beer	24%
Apparel	23%
Insurance	23%
Coffee	18%
Soft drinks	17%
Financial institutions	16%
Retail	10%
Water	9%
Cars	7%
Motor fuel	5%

Source: Millward Brown Optimor
* Excluding restatements; like for like (value of all brands in scope in each category compared with their 2006 value).

although there are interesting procurement opportunities for agencies themselves in television production.

While commissions persist, fees are becoming more popular with clients, although that momentum seems to have slowed recently. They now represent at least 75% of our business. Usually time-based, with incentives, they are used almost exclusively in our marketing services business, which accounts for 54% of our revenues. In advertising, they account for well over half of our business.

Fees have a number of advantages and, on balance, we prefer them. They are not seasonal, in a business where spending tends to be concentrated in the second and fourth quarters (January, however, has become a profitable month). If clients cut or do not spend or continually re-brief us, we still get paid.

Finally, when fee-driven, we tend to plan our annual business better. Fees have also tended to dampen volatility in our operating margins. In the most recent cycle, our margins peaked at 14.5% and bottomed at 12.3%. In this cycle they have already reached almost 16% (under 2004 UK GAAP). In the previous cycle in the early nineties, they peaked at 10.5% and bottomed at 5.6%.

I cannot remember a time, in the 30 or so years I have been in the industry, when clients have been so focused on cost, although between 2004 and 2007 there were signs of a growing focus on top-line growth, and innovation and branding. Given overcapacity, low inflation and lack of pricing power, and high management turnover, that is perhaps understandable.

However, the question remains whether the procurement process can successfully purchase creative services in the way door handles or widgets are bought. The emphasis on procurement seemed to start in the pharmaceutical industry and then moved elsewhere. It may work in media buying, where there are clearly economies of scale, but not necessarily in media planning or other creative or intuitive areas.

It is true we must improve our processes and eliminate waste, but can you buy ideas or our people's creativity in such a mechanical way? Increasingly, pressure on price will drive our best creative resources to clients and categories where their services are appreciated and rewarded appropriately. Many marketing clients still appreciate that great advertising ideas and copy deliver outstanding results. Reducing marketing costs indiscriminately, particularly in industries with heavy fixed production costs, will only result in having to spread those costs over fewer unit sales.

The procurement process seems to be based on the idea that what we provide is low value-added, and that, because we are dependent on significant revenues from large clients, we can be squeezed. This thinking may be flawed. First, what we do is critical. There is a limit to how far costs can be reduced; but there is almost no limit (apart from 100% market share) to how far you can grow revenues. Second, in an increasingly undifferentiated world, what we do – differentiate products and services, tangibly and intangibly – is becoming more and more important, particularly in the slower-growth markets of the US and Western Europe, where overcapacity, commoditisation and retail concentration are more pressing issues.

Finally, growing consolidation in our industry is reducing the available resources for clients. It is ever more difficult to find co-ordinated resources that can deliver what clients require, particularly if they are an international, multinational or global company. Smaller, country- or city-based operations cannot offer the depth of coverage or breadth of resources.

One interesting recent development is the growing interest in outsourcing parts or all of the marketing function. Clearly this is an opportunity for us and is being driven by CEOs' focus on costs and their analysis of their investment in marketing services. Instead of concentrating solely on amounts spent outside the organisation, closer examination is being made of amounts spent inside the company. WPP has become involved recently in outsourcing projects in the car and internet services industries. In a number of other areas, including advertising, direct marketing and research, there is interest in what can be done in outsourcing costs. Clearly this tends to make internal marketing departments more defensive about their functions. We have seen much of this, for example, in the media buying area.

Creativity is more important as media fragments

Another significant short-term pressure is media fragmentation. This has been driven by television price inflation and falling audiences, as media consumption habits change. Developing technologies have given birth to new media such as personal computers, the internet and interactivity. They have also altered the economics of traditional media such as newspapers and magazines, while media such as radio, outdoor and cinema have improved their offerings through better marketing and research.

Few traditional media owners have managed to deal with the disintermediation by new technologies. Take the website Craigslist, for example. Established in 1995 by Craig Newmark, the site provides largely free classified advertising to millions of users across the globe. The result – a massive reduction in classified advertising revenues for the traditional players. It is estimated that Craigslist costs newspapers in the San Francisco Bay area up to $65 million a year in employment advertising alone.

The response from traditional classified advertisers is to produce their own free classified sites. The effect: a permanent reduction in classified advertising revenues, as established classified media owners justify their activities as necessary cannibalisation. If they don't eat their own children, someone else will. After all, the internet is probably the most democratic phenomenon we have seen: free information or nearly free information breaking the tyranny or monopoly of distance.

Few newspaper or periodical publishers have mastered the connection with the new internet platforms. Hence Rupert Murdoch's recent conferences with his editors, as well as his decision to re-examine NewsCorp's new media approach, with McKinsey engaged to look at it, and his rapid and successful purchases of internet assets such as MySpace.

Similar initiatives have come from network television: NBC owned by GE with iVillage and ITV in the UK with Friends Reunited. Others such as the *The New York Times* have made similar moves, but none seem to have been able to replace the lost revenues with new ones. And will NBC still be a part of GE in a few years? Will it be sold or spun-off? Will it merge with a company like Yahoo! or another internet company? It's difficult to be just in the network television business; you have to be in the communications business. Not dissimilar to the late Professor Theodore Levitt's analysis of the horse and buggy in the context of the transportation industry.

> ‘The econometric analysis of media investment is becoming increasingly important. How much should we spend, and through which media, have become the critical questions’

Perhaps the mistake was not to charge for content on the web in the first place. It is easier to take the consumer down in price, rather than up. If you can't charge for content as strong as Condé Nast's *Vogue* or *The Wall Street Journal*, for example, when can you? It was interesting that Rupert Murdoch made it clear at Davos last January that he would continue to charge for some *Wall Street Journal* content. Maybe the internet has resulted in a permanent reduction in the revenues and profitability of traditional media owners?

As a result, clients are re-examining the relative levels of their advertising and marketing services investment. Does it make sense to shift their portfolio of media investment away from network television to cable, satellite, radio, outdoor, cinema, direct, public relations, interactive, internet or whatever? The econometric analysis of media investment is becoming increasingly important. How much should we spend, and through which media, have become the critical questions – the Holy Grail of advertising. The answer to which half of advertising is wasted.

Among the latest media innovations are PVRs, which enable viewers to download television programs on to a hard disk. The PVR enables you to build your own television channel, recording programs for screening when you want to see them, and to build a library, as an Apple iPod does with music. A PVR also allows you to time-shift programs as you watch, stopping for breaks whenever you wish. It cannot be long before they are standard equipment in television sets.

What has made observers particularly excited about the PVR is its ability to fast-forward or skip commercials. Market research in the US indicates that consumers like to fast-forward advertisements – although they stop at beer commercials for fun and car commercials for information.

We could do most of this previously with television video recorders, of course, and the key question remains the amount of time viewers will continue to devote to television viewing. In some PVRs, the skip button has been omitted and fast-forward speeds are limited. In others, little boxes on the PVR screen will contain details of the ads being fast-forwarded.

Whatever the outcome, such devices will exert more pressure on network television and on agencies to develop stronger programming and sponsorship opportunities, along with even more creative advertising ideas. The same will be true of video-on-demand, another new and fast-developing technology. The premium on creativity can only grow.

Super-agencies becoming more important

Formed initially in response to the pressures of consolidation and to house conflicting accounts, the super-agencies – or what we at WPP prefer to call the parent companies – really represent the full-service agencies of the 21st century.

In the 1960s if you visited, for example, JWT in Berkeley Square, London, you would find a creative department, a marketing department, an account handling department, a media department and a public relations department. There would be a merchandising department, a direct mail department, a packaging department, a production department, an experimental film department, a market research department and a conference department. Even a home economics department with two fully equipped kitchens – plus an operations research department designing a factory for Mr Kipling's Cakes. Long before the phrase ‘integrated communications' came into common use, integrated communications were exactly what such full service agencies provided.

Over time – and as a result of two pressures – these departments became unbundled. Clients sought to reduce costs – and the media and craft specialists within agencies, feeling under-recognised as members of a mother agency's department, looked for greater recognition and reward in free-standing, specialist companies of their own.

Importantly, this involved a split between the creative agency and the media agency, reducing costs from approximately 15% of gross media costs to about 12%. Good media people left and started independents such as Carat, Media Planning Group, CIA and Western International, which grew organically and by acquisition.

The same pattern was seen among packaging, market research, merchandising, PR and other specialist skills. Many such companies have now been re-absorbed into the super-agencies, but in an inter-dependent or autonomous form. Strong media or marketing services functional specialists do not like, understandably, to be subsumed under advertising professionals, particularly when they have enjoyed a taste of freedom.

As the new specialist media investment management agencies have grown in power, new media technologies have developed and the media agencies have developed strong client relationships. The creative agencies have become increasingly discomforted and called for re-integration. This is not possible, in our view; the toothpaste is out of the tube. Media agencies have declared UDI and won their independence. They will not report again to account, planning or creative management.

If clients want better co-ordination between creative and media agency, which in some cases needs to be improved, the best way to do it is by housing the media planners in the creative agency, but with them remaining employed by the media agency. The creative agencies have paid a heavy price for ignoring the importance of media. The medium is increasingly becoming more important or as important as the message.

Today, the new super-agencies have a big opportunity. Clients still require, first and foremost, creativity and great creative ideas. Second, but increasingly, they want better co-ordination (although it is no good co-ordinating a lousy idea). Finally, they want it at the lowest possible price. The challenge is therefore to provide the best ideas in the best co-ordinated or integrated way at the lowest price. To respond to this, the super-agencies will in turn need to focus on attracting, retaining and developing the best talent, structuring their organisations in the most effective way and incentivising their people successfully – qualitatively and quantitatively.

Until quite recently, this might have been seen as a fad, but the concept may now be taking root. Four major multinational clients – three of them with origins or significant parts of their business in Asia – invited the four or five largest holding or parent companies to present for their global advertising and marketing services business. In all cases the presentations included advertising and media investment management, and direct – and in one case research. All these clients were looking for an integrated global solution to their needs and for groups that can offer alternative solutions – potentially a weakness of the single network.

In all four pitches, a group or parent company solution was selected. WPP tribes were successful in two of them. In the third, we were unable to field our strongest line-up because of conflict issues in one of the tribes. In the fourth, conflict was probably a significant issue.

The CEO of one eliminated parent company in the first round of the first pitch declared that this was not a trend. After at least four similar pitches, he has changed his mind and is pursuing a holding company approach. In addition, many other group pitches have taken place – particularly in pharmaceuticals and public relations and public affairs – that have been under the trade papers' radar. The only issue preventing this from being a trend is whether clients can be convinced of the benefits.

The middle of the road is becoming an increasingly difficult place to be, with traffic coming from both directions. Those agencies excluded from the super-agency pitches because they lack the scale and resources must be feeling uncomfortable. Our business is polarising between the very big and the small. In 2007, this trend was reinforced, when a high-tech client called a high-profile competition among the top five holding or parent companies for its advertising and marketing services across the globe. It used over 800 agencies worldwide and spent $1.5 billion on marketing, of which $150 million was on agency fees. The account was bigger than a BBH, a Wieden + Kennedy or a Crispin Porter on its own. The objective is to create a totally new agency for its needs and we are currently doing just that, not only for the anchor client, but possibly for others too.

BrandZ™ Top 100 Most Powerful Brands 2007
Top 20 global brands by value $m

	Ranking change	Brand	Brand value 2008 ($m)	Brand value 2007 ($m)	Brand value 2006 ($m)	% chg 08 vs. 07	% chg 07 vs. 06
1	=	Google	86,057	66,434	37,445	30%	77%
2	=	GE	71,379	61,880	55,834	15%	11%
3	=	Microsoft	70,887	54,951	62,039	29%	-11%
4	=	Coca-Cola	58,208	49,612	41,406	17%	20%
5	=	China Mobile	57,225	41,214	39,168	39%	5%
6	+3	IBM	55,335	33,572	36,084	65%	-7%
7	+10	Apple	55,206	24,728	15,976	123%	55%
8	+3	McDonald's	49,499	33,138	28,985	49%	14%
9	+3	Nokia	43,975	31,670	26,538	39%	19%
10	-4	Marlboro	37,324	39,166	38,510	-5%	2%
11	+12	Vodafone	36,962	21,107	24,072	75%	-12%
12	-2	Toyota	35,134	33,427	30,201	5%	11%
13	-6	Wal-Mart	34,547	36,880	37,567	-6%	-2%
14	-1	Bank of America	33,092	28,767	28,155	15%	2%
15	-7	Citi	30,318	33,706	31,028	-10%	9%
16	=	HP	29,278	24,987	19,732	17%	27%
17	-2	BMW	28,015	25,751	23,820	9%	8%
18	+15	ICBC	28,004	16,460	N/A	70%	N/A
19	+2	Louis Vuitton	25,739	22,686	19,479	13%	16%
20	=	American Express	24,816	23,113	18,780	7%	23%

Source: *Millward Brown Optimor*

* Coca-Cola's increase is due to a change in methodology to include its bottlers
* IBM's business value increased by 30% and share price has increased 40%
* Apple's business value increased by 124%
* Vodafone's business value increased by 24%, and brand contribution increased by 4 percentage points

Seven key factors driving longer-term growth

Strategically, a better future

While the internet bust of 2000 and 2001 and the financial crisis of 2007 temporarily cloud the short-term outlook, 2004, 2005, 2006 and 2007 highlighted that the long-term future for advertising and marketing services, for innovation and branding, remains rosy.

There are seven key reasons why the services we provide will become increasingly relevant.

1 Globalisation or Americanisation

Commercial life has not worked out as Professor Theodore Levitt predicted some 25 years ago in the *Harvard Business Review*. The world has not been globalised to the extent he forecast, where consumers around the world bought similar products, marketed in the same way everywhere. Indeed, Levitt admitted as much in an interview to celebrate the 20th anniversary of his article. He was exaggerating to make a point, he said.

Truly global products only account for around 10-15% of our worldwide revenues. In fact, consumers are probably more interesting for their differences than their similarities. Recent political developments support this – the collapse of the Soviet Union, the break-up of Yugoslavia, devolution in Scotland and Wales, and Basque nationalism. Indeed, the European Union is really a supply-side led phenomenon, harmonising production and distribution, rather than demand. On January 1, 1993, a Euro consumer was not born.

What has been going on may well not be the globalisation of world markets, but their Americanisation. Not in the sense that upsets the French or the Germans and results in the banning of Americanisms from French commercial language – an objection to the cultural imperialism of Coke, the Golden Arches or Mickey Mouse. More in the sense of the power and leadership of the US. In most industries, including our own, the US still accounts for almost half of the world market. And given the prominence of US-based multinationals, you could argue that almost two-thirds of the advertising and marketing services market is controlled or influenced from there. If you want to build a worldwide brand you have to establish a big presence in the world's largest market – the US.

Top 20 global marketers 2006
Ranked by total worldwide measured ad spending*

Rank				Worldwide advertising spend $m			US measured media spending $m			Spend by region in 2006 $m		
2006	2005	Advertiser	Headquarters	2006	2005	% change	2006	2005	% change	Asia	Europe	Latin America
1	1	Procter & Gamble Co.	Cincinnati	8,522	8,184	4.1	3,527	3,395	3.9	1,774	2,671	235
2	2	Unilever	London/Rotterdam	4,537	4,197	8.1	848	763	11.1	1,309	1,906	329
3	3	General Motors Corp.	Detroit	3,353	4,059	-17.4	2,208	2,918	-24.3	56	839	94
4	5	L'Oreal	Clichy, France	3,119	2,768	12.7	753	798	-5.6	277	1,910	68
5	4	Toyota Motor Corp.	Toyota City, Japan	3,098	2,840	9.1	1,203	1,075	11.9	1,172	574	38
6	6	Ford Motor Co.	Dearborn, US	2,869	2,643	8.5	1,701	1,567	8.6	126	850	74
7	7	Time Warner	New York	2,136	2,477	-13.8	1,838	2,076	-11.5	80	184	2
8	10	Nestlé	Vevey, Switzerland	2,114	2,109	0.2	605	585	3.4	276	1,075	104
9	8	Johnson & Johnson	New Brunswick, US	2,025	2,334	-13.2	1,351	1,675	-19.3	227	340	36
10	9	DaimlerChrysler**	Auburn Hills, US/ Stuttgart, Germany	2,003	2,118	-5.4	1,425	1,592	-10.5	32	449	29
11	11	Honda Motor Co.	Tokyo	1,910	1,833	4.2	878	855	2.7	833	110	13
12	14	Coca-Cola Co.	Atlanta	1,893	1,754	7.9	487	476	2.3	444	746	132
13	12	Walt Disney Co.	Burbank, US	1,755	1,823	-3.7	1,438	1,421	1.2	89	187	0
14	17	GlaxoSmithKline	Brentford, UK	1,754	1,606	9.3	1,295	1,192	8.6	102	281	42
15	13	Nissan Motor Co.	Tokyo	1,670	1,780	-6.2	944	1,024	-7.8	455	187	22
16	19	Sony Corp.	Tokyo	1,620	1,537	5.4	1,117	1,009	10.7	97	317	2
17	18	McDonald's Corp.	Oak Brook, US	1,611	1,554	3.7	785	762	3.0	301	431	33
18	16	Volkswagen	Wolfsburg, Germany	1,609	1,610	-0.1	302	425	-28.9	38	1,171	55
19	21	Reckitt Benckiser	Slough, Berkshire, UK	1,550	1,446	7.2	286	288	-0.7	152	1,023	34
20	15	PepsiCo	Purchase, NY	1,530	1,670	-8.4	966	1,125	-14.1	180	218	82

Source: *Advertising Age*
* From Nielsen, TNS, Ibope, PARC, Steadman, Sigma and others
** For combined DaimlerChrysler. Company sold Chrysler in August 2007

At WPP, 14 of our top 40 clients are headquartered in Europe, one in Asia Pacific and 22 in the US. Almost all of the latter are located in a north-east corridor created by Boston, Chicago, Detroit, New York and Washington.

Failure to understand the importance of North America can be life-threatening. Take investment banking. A quarter century ago, SG Warburg, Morgan Grenfell, Schroders and Flemings could be counted as strong European brands. Today they have virtually disappeared. Instead, large American banks like Goldman Sachs, Morgan Stanley, Merrill Lynch, JP Morgan, Citigroup and Lehman (but no longer Bear Stearns) dominate the industry.

A few years ago, strong European talent might have expressed misgivings about working in American multinationals. Today, these businesses are more sensitively run and offer more interesting, intellectually stimulating, global opportunities and challenges. The European-based businesses that remain, such as Deutsche Bank, UBS and Credit Suisse, still face the challenge of establishing a good market position in the US.

Neither is it easy to find European-based global companies. BP and Shell certainly get it, as do Unilever and Nestlé. So does Daimler, although Jurgen Schremp's global strategy has been dismantled. Vodafone, GlaxoSmithKline, AstraZeneca, L'Oreal and Sanofi Aventis are other good examples, although doubts in some cases remain. There are not many more.

American strength is based on three factors. First, the size and power of the American market; more than 300 million people in a relatively homogeneous market. Despite the European Union being almost twice the size, it is much more heterogeneous. Second, the power and size of US capital markets. Current difficulties aside, America is still the cheapest place to go to raise debt or equity capital, although more detailed disclosure requirements are discouraging some.

The largest companies in the world at end of 2007
From the FT Global 100

	Fund	Country	Market value $bn	Provisional rank March 2008
1	PetroChina	China	724	1
2	Exxon Mobil	US	512	2
3	General Electric	US	375	3
4	China Mobile	Hong Kong	354	5
5	Indi & Coml Bank of China	China	339	7
6	Microsoft	US	333	6
7	Gazprom	Russia	330	4
8	Royal Dutch Shell	UK	270	9
9	AT&T	US	252	10
10	Sinopec	China	250	30
11	Petrobras	Brazil	242	8
12	BP	UK	232	12
13	Procter & Gamble	US	228	11
14	Berkshire Hathway	US	219	14
15	EDF	France	217	22
16	China Life Insurance	China	204	44
17	China Construction Bank	China	203	24
18	Total	France	199	20
19	Vodafone Group	UK	199	25
20	HSBC	UK	198	17
21	Bank of China	China	198	28
22	Chevron	US	197	19
23	Toyota Motor	Japan	195	16
24	Johnson & Johnson	US	191	21
25	Wal-Mart Stores	US	190	13
26	BHP Billiton	Australia/UK	186	18
27	Bank of America	US	183	23
28	Nestlé	Switzerland	181	15
29	Apple	US	173	50
30	China Shenhua Energy	China	168	37

Source: *Financial Times*, Analysis: 'Chinese Champions', 17 March 2008

World's 10 biggest economies US=100


GDP (market exchange rates) 2007
US
Japan
Germany
China
Britain
France
Italy
Spain
Canada
Brazil
0
20
40
60
80
100
GDP (PPP†) 2006
US
China
Japan
India
Germany
Britain
France
Italy
Brazil
Russia
0
20
40
60
80
100
GDP* forecast 2040
China
US
India
Japan
Mexico
Russia
Brazil
Germany
Britain
France
0
20
40
60
80
100

Sources: IMF 2007, World Bank
*Market exchange rate † Purchasing-power parity (PPP) assumes exchange rates which value currencies at rates such that each currency will buy an equal basket of goods.

Finally, because of its strength in technology, it is hard to think of many areas where it does not lead. Third-generation mobile phone technology is one, but given the prices European companies paid for the privilege, the distinction is a dubious one.

At times in history, when a country or empire seemed to have total political, social or economic hegemony, things changed and the vacuum was filled by another power. At this point, it seems that China and India will take that role, in the context of the growth of Asia Pacific. In fact, we may now be witnessing a change from Americanisation to globalisation. In Davos, at the World Economic Forum, over the last few years, the Chinese and Indians exhibited a larger degree of self-reliance and independence, perhaps even over-confidence. Both no longer seem to want to rely on handouts or support. Both economies have reached or are reaching a size and rate of growth that may be self-sustaining and certainly more independent of US influence. While decoupling has not, in our view arrived, there is, probably less coupling. Put another way, when the US sneezes the world does not catch influenza any more, just a cold.

On my most recent trips to Shanghai and Beijing in 2007, it seemed that many Chinese companies with national and overseas ambitions were becoming much more confident and less over-awed by the capabilities of Western competition. The listening and learning approach has paid off.

We will probably still rely on the strength of the US, but increasingly we will see the growth of Asian-based multinationals. Not only Japanese-based multinationals like Sony or Mitsubishi, or South Korean-based chaebols such as Samsung, LG or Hyundai (the Samsung of the car industry). But Chinese multinationals such as Lenovo, Haier, Konka, Bird, Bright Dairy, China Mobile, China Unicom and CNOOC (they will come again). Eight of the top 30 companies in the world by market capitalisation are already Chinese. Also, consider Indian multinationals such as the two Reliances, Tata, Wipro and Infosys. The latter's headcount is up from 23,000 to 80,000 in four years and continues to grow with a target of 120,000. There is no shortage of candidates. The CEO of Infosys tells me he receives 1.3 to 1.4 million applications for jobs each year.

China will increasingly become a service-based economy. In 2005, the mayor of Shanghai called for the 55 CEOs on his International Business Leaders Advisory Council to advise on how to build Shanghai into the world's leading services centre. In 2006, the focus was on innovation, last year on climate change and planting trees in Shanghai. Similarly, India will seek to be a manufacturing centre for the world and not just focused on services.

Who would have thought that Ratan Tata would buy Corus, the re-branded British Steel (the new name created by one of our Branding & Identity companies), or that the underbidder would be a Brazilian company. In addition to Tetley Tea, Tata has acquired Jaguar and Land Rover at the top end of the car industry. At the bottom end, it is launching the Nano at 100,000 rupees (£1,300) – the cheapest car in the world.

China and India: back to the future

It is difficult for those of us in the West to comprehend the scale of Asia Pacific's potential development. China is not just one country; it consists of more than 30 provinces, with so many languages and dialects that Mao Tse Tung needed an interpreter. The population may well be closer to 1.5 billion rather than 1.3 billion. The Chinese government seems to consistently underestimate its statistics, like those for GDP growth, but it is still equivalent to four or five Americas.

It is true also that currently only 150-200 million Chinese can afford the goods and services we are marketing to them. However, this is already equivalent to over half an America and this is a dynamic situation, one that will change rapidly in the coming years. Already there are almost 600 million mobile phone subscribers in China, almost 400 million of which subscribe to one company, China Mobile (one of the top five most valuable world brands) – equivalent to one-third more than the total population of the US.

Furthermore, India, itself equivalent to three to four Americas, seems to have been stimulated into more rapid growth, driven perhaps by neighbourhood envy and the Chinese model of state-directed capitalism – although India bills itself as the world's fastest-growing democracy.

Do not underestimate the potential of the region as rapprochement spreads even to cricket, with the Indian-Pakistani test, one-day and Twenty20 series representing as important a political, economic and social signal as the Beijing Olympics. More than 1.4 billion people watched the Twenty20 series final alone. Equally, look at the dogfight for Hutchison Essar, which Vodafone won in a market growing by more than five million subscribers per month, just like China.

Asia Pacific will dominate again, proving that this really is back to the future. In 1820, China and India generated around 49% of worldwide GDP. But by the early 19th century, Meissen and Wedgwood were dismantling the high-quality, high-price Chinese porcelain industry, with similar quality but low-priced porcelain. It is the exact reverse today. China and India are forecast to be headed for the same share of world GDP in 2025 as they had in the 18th century, having bottomed out at 8% in 1973.

Currently, China and India represent over one-third of the world's population. Asia Pacific represents one-half. By 2014, Asia Pacific will account for more than two-thirds. WPP already has a strong position in the region. Greater China is already WPP's fourth largest market and we have a 15%

share in mainland China – a market-leading, six-to-one advantage over the next largest competitor. In India, our market share is almost 50%, with a 25% share in South Korea. In Japan, it is almost 10%, behind the dominating Dentsu and Hakuhodo DY Group.

China's development has been rapid and will continue, but not without bumps. The government is conscious of overheating and an imbalance in rates of development between the coast and the hinterland. There has already been a very soft slowdown in growth, presenting more opportunity for investment, especially in 2008.

No multinational company bent on expanding into China or national company seeking to grow inside or outside China will miss out on the branding opportunity presented by the Olympics in Beijing. The Chinese government is already committed to $45 billion of investment around the Games, in contrast to London's $10 billion for 2012. 2008 should be a unique event and it will not end there. The Municipality of Shanghai will be investing $3 billion in Expo 2010 and there will be the Asian Games, in Guangzhou, again in 2010. 2009 offers an opportunity to slow slightly and consolidate more than 20 years of growth, before preparing to surge again in 2010.

Watch out for increasingly subtle Chinese military and economic influence. Take the recent economic contact with Fidel Castro in Cuba to counterbalance Taiwanese tensions. Or Chinese investment in Galileo's GPS systems, which drew a coruscating response from the Pentagon. Equally, Beijing will not be prepared to rely on America to defend its vital and growing energy supply interests in the Middle East and Russia. It is busily building trade bridges throughout the oil- and energy-producing areas of the world, particularly Latin America and Africa.

Beijing is also changing the political dynamics of Africa, in particular, with more than 800,000 Chinese in Africa participating in projects. Increasingly, Africa is the continent of opportunity, rather than the continent of war, disease and poverty. President Gaddafi's volte face in Libya has energised North Africa and Egypt, and China's focus has drawn the attention of Western governments seeking to curry favour, too.

The other challenge to American dominance may well come from the Muslim world. Already, Muslims number 1.6 billion people, around 19% of the world's population. By 2020, they will account for 2.1 billion or 30% of the projected world's population. The recent struggles in Afghanistan and Iraq, and possible action against Iran, really only continue the conflicts of the 1950s in Suez, the oil price increases of the 1970s and the invasion of Kuwait in the 1990s. Westerners have made little attempt to understand the Islamic mind and assume wrongly that Muslims share their value systems. They are different and it will be increasingly necessary to make a serious and sincere attempt to understand them.

These events may demand new thinking from the world's multinational companies. As US-centric companies, for example, seek to develop their businesses and extend their reach into more heterogeneous markets, it may well be that the balance of organisations will shift. There will continue to be a focus on global, max or core brands, with sales of more than $1 billion, particularly to counterbalance the power of global retailers and as companies become less dependent on the US markets. Coca-Cola's geographic coverage of a quarter in North America, a quarter in Latin America, a quarter in Europe and a quarter in Asia Pacific will become more the norm, rather than Pepsi-Cola's 56% in the US.

2 The eclipse of regional management?

Against this geographic expansion, there will also be a need to develop more sensitive, local organisations that respond to national opportunities and challenges more readily. The past 10 to 15 years have seen, quite rightly, a diminution of power of country managers, as companies sought to reduce needless duplication and stimulate the sharing of knowledge. Eradicating geographic silos and fiefdoms made sense. But as country-based organisations have become more complex and sizeable, there may be a need to develop more focus at a country level.

Several clients have started to re-build country organisations and re-appoint country managers or ambassadors, particularly as their organisations become more complex at a country level and they need to build governmental or academic influence.

As a result, regional management has been scrutinised. With the development of technology and communications, organisational span-breakers may not be so necessary. In addition, given the complexity of regional tasks, regional managers become glorified financial directors. The average advertising agency regional director in Europe, for example, may have to cover 100 offices in a 250-day working year. It is difficult to add significant value while spending an average of one to two days in each office a year, even if he or she travelled all year.

At WPP, we are experimenting with two new organisational responses. First, Global Client Leaders to manage big clients across WPP on a worldwide basis. Second, WPP Country Managers focusing on three key issues – people, local clients and acquisitions. Both responses cause angst to our operating company or tribal leaders who continue to have primary organisational control. Both cut across the traditional organisational structures. Both demand new ways of working together, denying turf, territory and ego. Both raise questions about motives, methods and values. But both are necessary, responding to client needs and developments.

Top advertising categories 2006 US $m


YOY%
Average
Local services & amusements
Pharmaceuticals
Telecommunications
Direct response
Personal care products
Financial services
Retail
Auto, non-domestic
Travel & tourism
Auto, domestic
15
10
5
0
-5
-10
-15
-20
0
10,000
20,000
2006 USD m

Top advertising categories 2006 UK[1] £m


YOY%
Average
Retail
Finance
Food
Cosmetics & toiletries
Travel & transport
Government, social, political organisations
Motors
Entertainment & the media
Mail order
Telecommunications
15
10
5
0
-5
-10
-15
-20
0
1,000
2,000
2006 GBP m

Top advertising categories 2006 Brazil BRLm


YOY%
Average
Personal care & beauty
Real estate
Car parts & accessories
Media
Financial & insurance
Consumer services
Retail
Culture, leisure, sports, tourism
Telecommunications
Public & social services
50
40
30
20
10
0
-10
-20
-30
0
6,000
12,000
2006 BRL m

Top advertising categories 2006 India INRm


YOY%
Average
Fancy goods, apparel
Pharmaceutical
Entertainment
Soft drinks
Mass media
Mobile
Food
Auto
Confectionery
Beauty & health goods
50
40
30
20
10
0
100
300
500
700
900
2006 INR m

Top advertising categories 2006 Russia $m


YOY%
Average
Travel & tourism
Events
Real estate
Cellphones
Independent retailers
Corporate/brand image
Cell service
Cars & jeeps
Two wheelers
Educational institutions
80
60
40
20
0
-20
-40
0
100
200
2006 USD m

Top advertising categories 2006 China CNYm


YOY%
Average
Leisure
Industrial/office
Liquor
Retail & services
Beverages
Pharmaceuticals
Foodstuff
Real estate
Automotive
Toiletries
60
40
20
0
-20
0
4,000
8,000
2006 CNY m

Source: GroupM 'This Year, Next Year' forecasts December 2006
[1] UK data is October 2006 to November 2007; all other data is for 2006 calendar year

Organisations are becoming more and more networked, less and less pyramidic. Perhaps the 21st century is not for tidy minds. Furthermore, as the balance of economic power shifts back to the East, from where it came, and Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe become more and more important, there will have to be similar shifts in power within corporations. Salary increases, benefits, STIPs, LTIPs, share options, restricted stock allocations, capital expenditure, for example, will have to be allocated more fairly, as growth favours these faster-growing markets. This will mean that Anglo-American or American-Western European management cliques will have to open up, as, for example, Unilever has done, with over 400 Indian managers already exported around the world in senior positions.

3 Too much stuff, not enough brainpower

The single biggest long-term issue facing our clients in most industries is overcapacity. In fact, it is difficult to find many cases where the opposite is true. Tequila, perhaps, where it takes seven years to grow the herb, or high fashion companies like Rolex and Hermes where supply is limited. It is also true that commodity-based industries, such as oil and steel, no longer face overcapacity issues, being overwhelmed by Indian and Chinese demand. But most industries face situations similar to the car and truck industry, where companies can make 80 million units and consumers buy 60 million.

Overcapacity issues are particularly difficult to deal with in politically sensitive industries like automobiles. Governments are not enthusiastic about shutting down capacity and increasing unemployment. They also like to increase capacity by offering inducements to locate new production facilities in development regions. Thus the best thing for the European car industry would probably have been for GM to absorb Fiat's production capability. But Silvio Berlusconi (welcome back!), then Italy's Prime Minister, could not countenance more unemployment in the Mezzogiorno. The same issue faced the British government with Rover – particularly during an election, resulting in subsidising workers to stay in work during the campaign.

The critical issue in the 19th and 20th centuries was how to produce goods and services, and to make sure they reached the consumer. In the 21st century, it is convincing the consumer to choose between products, services or brands.

In such circumstances differentiation becomes critically important and differentiation is what our business is about. Historically, maintaining technical or product differences was easier. Today keeping a technological lead is difficult. Product life cycles are being shortened and brand cycles lengthened. Again, an example from the car industry. Less than a decade ago it took, perhaps, five years to design, produce and market a car. Today, it can be done in 18 months. Facing faster and more aggressive Japanese, South Korean and German manufacturers, the Americans have been obliged to play catch-up. In future, Chinese and Indian manufacturers will stimulate further response.

So intangible differentiation is becoming more important. Psychological, lifestyle and emotional differences are significant. The suit or dress you wear, the car you drive, the holidays you take, how you spend your leisure time – all say a lot about your personality and preferences. Some say such intangible appeal is immoral or at least unsavoury. Preying on people's vulnerabilities, it is argued, is unethical. Not so. We believe that fulfilling people's desires or dreams is almost always justifiable and satisfying for the consumer – and it is a key role for the advertising and marketing services industry.

‘In a less differentiated world, it will become more and more important for companies to stand out through the quality and responsiveness of their people’

While there is certainly too much production and capacity in general, what resource is in ever shorter supply in the 21st century? The answer is human capital. Every statistic points to a reduction. The slowing birth rate, declining marriage rates, higher divorce rates, the cost of divorce, more single-parent families, smaller families, ageing populations – all these factors are reducing the supply of talent. Even countries with strong, younger demographics, such as Mexico, will face similar situations by 2020. Some governments are trying to stimulate the birth rate. Even the Chinese government is said to be reviewing the one-baby policy and the Russian government is worried about its ageing 142 million population.

Western Europe and Japan face significant economic growth issues as a result of the declining proportion of young people and an overall population decline. During his election campaign, the recently elected and then rejected Prime Minister Abe of Japan wanted to stimulate the Japanese birth rate, as one way of strengthening the economic growth rate. That is one of the reasons why the rapid inclusion of Turkey into the EU is so important: another source of population growth, as well as immigrants to stimulate economic growth and access to the Muslim world.

All this points to the growing importance of attracting, recruiting, developing, training, motivating, incentivising and retaining human capital. In a less differentiated world, it will become more and more important for companies to stand out through the quality and responsiveness of their people. Making sure that your people buy into your strategy and structure will be increasingly important. Living the brand – operationally – will be critical.

4 Web 2.0 – more powerful than 1.0

After the dotcom implosion of 2000, it became fashionable to dismiss the web. However, WPP's smarter clients and those who missed out on opportunities in the 1990s have taken advantage of depressed values and a contrarian position. Web activity, broadly defined, currently accounts for around $3 billion of WPP's revenues, or around 25%. It is growing rapidly. There seem to be three reasons why.

- First, there is still the threat of disintermediation. Let's take an example from our own business. Over $2 billion of WPP's revenues comes from market research. Traditionally, research has been done on the phone and through the post. The process was long and cumbersome. A questionnaire had to be designed, distributed and filled in by consumers or interviewers. Then data was collected, analysed and conclusions developed. That could take three to six months. Many CEOs despaired that by the time the solution has been identified, the problem had changed. Using the internet, however, the research process can be transformed and responses obtained almost instantly. WPP's Lightspeed panel interrogates more than 17 million consumers globally and can deliver answers inside 24 hours.
- Second, you continue to be disintermediated by lower-cost business models that are evaluated by investing institutions in different ways. Despite the relatively recent vicious compression in valuations and consequent losses, the financiers of new media and technology companies still focus on sales, sales growth and market share, rather than on operating profits, margins, earnings per share and return on capital employed. There might, however, be a change coming in the fortunes of some Web 2.0 companies. All or virtually all depend on advertising revenues for their growth and survival. All cannot capture those advertising revenues and we may be reaching a point in the investment cycle, when revenues, operating profits and cash flow become paramount. Financing institutions and strategic investors may no longer continue to support excessive valuations by re-financing cash burn.
- Finally, the internet and new media companies still steal your people. After the bankruptcies and failures of Web 1.0, many young people returned to the more traditional businesses they had left. WPP lost a number of such bright talents and later welcomed some back to the fold. I conducted a number of so-called re-entry interviews, and hoped to see and hear that the returnees were relieved to have their jobs back. Far from it: few grovelled. Instead they admitted that given the opportunity again, they would take it or seize a similar one. And recently, in the last year or two, with the emergence of the second internet boom, the so-called Web 2.0, it is clear there is another wave of interest among bright, young people over new technologies and attractive opportunities at new technology companies.

Clearly, the age of apprenticeship inside large corporations is finished. It was weakened by the corporate downsizing of the 1980s and 1990s, and the final nail in the coffin was the internet boom of the late 1990s. Young, bright talent will always seek out new, flexible, un-bureaucratic, responsive companies. Staying with one company for 40 years or so – as my father did and my mother and father advised me to do – no longer seems the best career choice. However, some recent polling and attitudinal analysis in the UK shows younger people want a better work-life balance. Hedge funds, for instance, are more attractive than investment banks, offering fixed work times and not demanding all-night toil.

Google, Microsoft, Yahoo! – where will it all end?

Over the past year, Google's dominance has grown further. It has a market capitalisation, despite recent extreme volatility, of approximately $170 billion, projected 2008 revenues of around $22 billion, approximately 17,000 people and growing, and 95 offices, including 30 DoubleClick offices. The stock markets are saying something about Google's valuation in relation to our own $15 billion, with approximately half the revenues at $12 billion and more than 90,000 people (excluding associates) in over 2,000 offices. Put together the four largest communications services parent or holding companies – WPP, Omnicom, Publicis and IPG. You will have approximately $35 billion of revenues and a $45 billion market capitalisation – almost 50% more revenues than Google, but only a quarter of the market value. To the former CFO of Google, the law of large numbers may start to operate at $5 billion of revenues, but Google's success is clear and its economic power substantial.

Google's success, particularly its dominance of search continues to catalyse and shape the industry and drive the actions of the largest players, even Microsoft. In 2007, it gave Warren Hellman and Hellman & Friedman a 800-900% return over two years on DoubleClick, paying over $3 billion – 10 times revenues and 30 times EBITDA. Entry to the first round of the auction was 13-14 times EBITDA, which we could not reach. It seems that this last transaction finally awoke the dragon. Microsoft initiated a heavy response, not only on regulatory fronts, but from transactions, too. Through DoubleClick, Google may control more than 80% of targeted and contextual internet advertising, along with much valuable client and publisher data.

Microsoft's response was to acquire aQuantive in an equally expensive transaction, valuing the company at more than $6 billion with the largest takeover premium seen in the US for several years. Despite heavy lobbying in the industry and an extended delay in closing the transaction, the DoubleClick deal was finally approved by regulators and closed a year or so after the announcement. Even before the regulatory approval of DoubleClick, Microsoft bid for Yahoo! and at the time of writing is seeking to agree an offer. A strong lobbying response from Google can be expected as well as further competitive moves from Microsoft. While the valuations may seem extreme to people in our industry, the amounts are small change to companies capitalised at $200 billion or $300 billion and are relatively the same as WPP's successful offer for 24/7 Real Media.

How do we think Google will respond? Eric Schmidt has already said that Google is targeting the advertising sector. It is experimenting not just in digital media but in traditional media such as radio, print and TV and in recent years these initiatives have become less experimental. As traditional media are increasingly becoming digital, we can expect these efforts to expand.

As we have said before, our relationship with Google – and now with Microsoft – is complex. Perhaps the frienemy or froe epithet is becoming worn but in the long term it sums up how our relationship is likely to evolve. As Rupert Murdoch is reported to have said recently: "There's a very interesting dynamic going on there in that world where Google is going forward, marching forward, with tremendous momentum. It presents a lot of questions to everybody, whether they're ordinary marketers or advertising agencies. Are they being cut off? Is Google really going to get control of the advertising world and should Microsoft be supportive in (an attempt) to try and stop that, and do they have the capacity to do so?" In the past year, there have been growing signs that Google wishes to work with our industry. We believe we are its largest agency customer, spending around $500 million last year (excluding the potential of the Dell search account, itself the third largest search account after eBay and Amazon). Our market share is around 3% which says a little about the nature of Google's business. Normally our media investment management market share, according to RECMA, the independent organisation that measures scale and capabilities in the media sector, is around 25-30%.

This shows Google's long tail and its heavy business-to-business and e-commerce connection. In a sense Google is a mechanical 'Yellow Pages' – opening up advertising to small and medium sized companies, that did not advertise before. To continue its meteoric rate of growth and develop the next pillar of its business outside of pure search, Google needs to build relationships with packaged goods companies and other brand marketers. Hence the acquisition of DoubleClick and, perhaps, its desire to build relationships with our industry, indicated by a very well-publicised but non-exclusive partnership with one of our competitors and the decision to sell the parts of Perfomics that compete with the search engine marketing industry. We have run joint seminars on both sides of the Atlantic, for some of our largest and most important clients, to try to nurture mutual relationships, have had Google train many of our people in our media and creative agencies and are building joint sales programs with a Google sales team designed specially for us. Our hope is that we can continue to do this and to develop the constructive side of our relationship.

The denoument of the Microsoft-Yahoo! takeover, still unresolved as we write this article, will be critical. Clearly, a combination of Microsoft and Yahoo! will bring greater balance to the markets. Our clients and our agencies will favour a duopoly rather than a monopoly. But our relationship with Microsoft is as complex as that with Google. Indeed, in some ways it is more complex, because as well as being a customer of Microsoft through our purchase of media from MSN and its other online properties, and a competitor to AvenueA/Razorfish, (part of aQuantive), we also work for Microsoft which is one of our top 10 clients.

> ‘...if the 80s was the decade of the brand idea and the 90s was the decade of media consolidation, then this decade is about the application of technology to media and marketing’

Our response to these competitive moves has to be to work with these technology companies and to seek to develop our own technological capabilities – either owned or in partnership with Google or Microsoft or others, thus enabling us to succeed in technology-based media. We had already invested through WPP Digital, GroupM, Kantar and our direct and interactive businesses, such as Wunderman, OgilvyOne, G2 and RMG Connect, before purchasing 24/7 Real Media, which acknowledged the critical importance of the application of technology. This was not about the acquisition of a digital agency – such as the acquisitions of jewels like AGENDA, Blast Radius, BLUE or Schematic. This was about the development of search technology, advertiser and publisher advertising management systems, the application of technology in general and to media sales.

In a way, if the 80s was the decade of the brand idea and the 90s was the decade of media consolidation, then this decade is about the application of technology to media and marketing. Our job as purveyors of media investment alternatives, provided we are not excluded from any single, powerful technology and have the talent to analyse the media alternatives, will remain relevant and valuable to our clients.

5 Internal alignment drives success

Given the scale of strategic and structural change going on inside most companies, one of the most important challenges facing CEOs is to communicate that change internally. Internal communication to secure internal alignment is, perhaps, a polite way of putting it. Probably the biggest block to progress for our clients – and perhaps ourselves – is internal politics. Turf, territory and ego prevent productive change. If the chairmen or CEOs of some of our clients saw what we saw, they would be horrified. If they and we devoted half the time that they or we spent on internal politics on the consumer, client or competition, they and we would be considerably more successful.

You could argue that most of the communication we co-ordinate is aimed at internal audiences rather than external ones. Some people, such as Allan Leighton when he was at Asda, have maintained that ensuring your internal constituencies are on side is often more important than external ones. Only when internal communications are working can your company talk positively to customers, suppliers, potential customers, potential employees, journalists, analysts, investors, government and NGOs.

Building such virtuous circles in a uni-branded company is one thing. Inside a multi-branded company such as WPP, which has grown by acquisition, our tribes operate independently to deal with dis-economies of scale and client conflict. Things are far more complicated. Trying to ensure almost 110,000 people face in the same direction at the same time is not easy. On the other hand, once achieved, internal unison and common focus make a very powerful army.

It may not be fashionable to talk about charismatic or strong CEO leadership; the focus is more on the CEO as coach, mentor or team leader. But our experience is that the most successful companies with which we work are where the CEO understands the importance of the brand, has a strong vision and implements through a strong CMO.

After all, at long last, it is understood that all business strategy is really marketing strategy, starting with the consumer and working backwards from there. Most of our companies develop internal communications through Advertising, Media Investment Management, Information, Insight & Consultancy, Public Relations & Public Affairs, Branding & Identity, and Healthcare and Specialist Communications. However, no single operating entity exists within WPP to execute internal communications on a worldwide basis. Still an opportunity for the future.

6 Continuing retail concentration

Whenever we ask CEOs what keeps them awake at night or worries them when they get up in the morning, they almost always give the same answer: distribution. Fifteen percent of Procter & Gamble's worldwide sales (pre-Gillette) went through Wal-Mart. This figure is probably 25-30% of its US sales. Henkel bought Dial Corp, 30% of whose sales go through Wal-Mart. Clorox, another Henkel-connected company, sells 30% of its US products through Wal-Mart.

> ‘WPP believes an understanding of distribution and retail is essential and it is one of our core practice development areas’

One of WPP's media partners sells 10% of its cover sales through Wal-Mart. To the media owner, this is life or death. To Wal-Mart it is a rounding error and the province of the third or fourth level of procurement, making the publisher's life a misery. More people visit Wal-Mart in the US in a week than go to church on a Sunday. Indeed, some say Wal-Mart is the new religion. Wal-Mart, with $375 billion of sales, is the seventh largest 'country' by retail sales. Wal-Mart accounts for 8.9% of US retail sales, Tesco for 13.3% of UK retail sales. Both enjoy 30% of grocery sales in their domestic markets.

Influence over and control of distribution is not a new issue. After all, advertising was developed in the 19th century by manufacturers to appeal over the heads of wholesalers or retailers direct to consumers. Increasing retail concentration – not only in the US but also in Europe and Latin America – will only emphasise the importance of focusing on product innovation and branding, along with better understanding of point-of-purchase consumer behaviour and emphasis on packaging, display and retail design. After all, as a senior Asia Pacific Procter & Gamble executive said recently, depending on which P&G brand you are talking about, something between 30% and 80% of purchasing decisions are made at the point of sale. P&G calls it "the first moment of truth."

WPP believes an understanding of distribution and retail is essential and it is one of our core practice development areas. The Store, our virtual retail agency, links more than 900 professionals working on retail business and issues around the world, updating them on the latest developments and trends –

subject to client confidentiality. Management Ventures – with more than 50 global retail analysts – along with Cannondale and Glendinning Associates, both experts in channel management – supplement and consolidate our knowledge of global retailing. In addition, OgilvyAction gives the Group an even broader distribution offer with its focus on product categories that have been denied access to traditional media.

7 Corporate responsibility: a no-brainer?

If you are in the business of building brands, products, services or corporate brands in the long term, corporate responsibility is surely a given. If you want to build long-term profitability, you dismiss the environment, society, government, NGOs or the press at your peril. Indeed, you would only ignore these constituencies if you were in business for a quick buck or short-term profit.

Many companies have made an increasingly important virtue and value out of positioning their brand, goods or services as corporately responsible. BP in the oil and energy industry, HSBC in banking and Wal-Mart and M&S in retail are good examples.

However, three recent events have heightened the importance and significance of CR or Global Corporate Citizenship and made them very fashionable. First, the deal between Warren Buffett and Bill Gates, involving an exchange of Microsoft and Berkshire Hathaway stocks, to enable the Gates Foundation to do even greater charitable work. Second, the decision by Sir Richard Branson, at the second Clinton Global Initiative in New York, to donate up to $3 billion in profits from his Virgin companies to good causes. And finally, the decision by James Murdoch at BSkyB and his father Rupert Murdoch at NewsCorp to espouse carbon neutrality – along with Al Gore's film *An Inconvenient Truth* – have driven the agenda on carbon neutrality.

All of these events have made it fashionable for chairmen and CEOs to embrace corporate responsibility – and embarrassing for them if they do not.

Conclusion

2007 was better than predicted. The maxi-quadrennial events of 2008 – in sport and politics – will strengthen this year, allowing for the effects of the credit crunch and the housing slump in the US. With the American presidential elections over and fewer big sporting dates, 2009 is expected to be softer, with a slowdown in the US and slower growth in China.

A number of immediate issues bring opportunities as well as threats. They include government spending on both sides of the Atlantic, consolidation among clients, media owners, retail and agencies, increasing trade and price promotion, fees, procurement and outsourcing, media fragmentation and super-agencies.

In the longer term, the new true globalisation and the growth of Asia Pacific, new organisational structures, overcapacity and the shortage of human capital, the web, the demand for internal communications, retail concentration and global corporate citizenship should together underline and assure the importance of our industry and its constituent parts, advertising and marketing services. ■



If We Choose to Believe What Emerson Didn't Say, Then We're All Doomed

By Jeremy Bullmore
Member of WPP Advisory Board



There's an interesting work of fiction to be written quite soon. Indeed, it's probably in draft already. It will chronicle, with all the imagination and persuasiveness of a George Orwell, the birth and turbulent development of The New Age of Abstinence.

Chapter I introduces us to a world crudely comprised of two blocs: economies that have long enjoyed the benefits of cheap energy and become addicted to them; and economies that are poised to enjoy those benefits for the first time and are damned if they're going to be denied them now. Neither bloc is in the mood for self-restraint.

For at least two hundred years, economic growth has been universally worshipped; in either practice or prospect. In their election manifestos, governments have boasted of their national growth rates as evidence of their competence to govern. A million private sector companies have set annual growth targets and celebrated their attainment. The only way to achieve such targets is through the encouragement of heedless consumer consumption: more people to consume and more consumption per person. Marketing has become an honoured discipline. Growth is good.

Such growth has suited the fortunate citizens well enough. Rising incomes have meant more independence, more choice, more comfort, less toil. There is universal expectation that such growth will continue indefinitely. Ever improving standards of living have become not just an aspiration but a right.

It's against this background, slowly and reluctantly, that world governments finally acknowledge the inevitability of fossil fuel exhaustion and the cataclysmic effects of climate change.

They also wake up to their responsibility to govern. Vast changes in human behaviour are urgently required. Governments everywhere on the bridge of state ring their alarms and call down to their engine rooms: "Hard Astern!" Consumption must be thrown into reverse gear.

A massive propaganda campaign is clearly called for. Encouragingly, in poll after poll, respondents declare themselves eager to live greener, leaner lives. Yet few actually do. When individual effect is puny and immeasurable, why, people ask themselves, should they voluntarily deprive themselves of all that they hold most precious: travel, choice, comfort and independence? So they don't. And the needle on the world's fuel tank jerks another notch downwards.

With persuasion having failed, coercion becomes inevitable: "It's for their own good, you know." A New Age of Abstinence is declared – to be enforced by a great raft of new legislation.

Predictably enough, the new laws are greeted by a new lawlessness. Selfishness becomes pandemic. The rich, as ever, find ways to live as they have always lived. Armed guards protect them from the frantic poor. As world populations multiply and water levels mount, the landmass shrinks: now bitterly competed for by food and agrofuels, each claiming more of the dwindling whole. Civil wars spread like bush fires. Day by day, as temperatures and sea levels rise, supplies of food and fuel continue to contract. The entire world is playing musical chairs. Soon there will just be the one chair left – and then the music will stop for good.

The End

The scary thing about this melodramatic scenario is that, although we remain comfortably confident it won't turn out like that, it doesn't unduly strain credulity. Given the facts that are now almost universally accepted, it could indeed turn out a bit like that. If demand continues to increase for the supply of rapidly dwindling and irreplaceable commodities, some parts of this fictional story seem bound to become reality. We may choose to disagree about when – but whether seems less and less a debatable issue.

Somehow, perpetual growth and heedless personal consumption will have to be re-examined and repositioned. And so will the function and practice of marketing.

Marketing, understandably, is seen as being indissolubly linked to the encouragement of consumption: after all, that's what almost all marketing effort has been directed towards. Virtually every marketing plan the world has ever approved contains growth targets: more volume, more share, more profit, more consumers, more consumption.

And it's because marketing is seen as synonymous with the encouragement of consumption, much of it increasingly thought to be improvident, that marketing could well be destined to become the villain of this story. Take the parallel case of juvenile obesity: a serious problem in many of the more developed nations. Though the causes are widely recognised to be multiple and complex, the obvious and immediate culprit to identify is marketing. So the banning of advertising of high-fat foods is the obvious and immediate step to take.

Faced with the need to curb consumption, it would be politically very tempting for governments to demonstrate their decisiveness by first demonising and then emasculating marketing. There aren't a lot of votes in marketing and if you don't think about it too deeply, it seems to make sense.

In fact, of course, to penalise marketing through taxation or legislation would be not only wrong-headed; it would also compound our problems. It may seem perverse; but despite the fact that the great gods of growth and consumption are about to be challenged as never before, we're also going to need marketing as never before. It will just demand a greatly improved understanding of what marketing is and what marketing can do.

There can surely be no doubt of the need for wholesale changes in people's attitudes and behaviour. In our fictional fantasy, persuasion failed; in real life, it can't be allowed to. People's behaviour will change not because we're instructed to change but because we choose to change. And we'll choose to change only when we're encouraged to see, not just the penalties of failing to change but an alternative way of doing things that offers more than mere survival.

Marketing's proven value in stimulating invention has been allowed to fade from general consciousness. It urgently needs to be revived. That torrent of invention that first created the Industrial Revolution and then sprang from it now needs to be matched and then surpassed. With any luck, it's begun already. The human ingenuity that inadvertently created the mess we're in will have to get us out of it. And proper marketing will be essential both in creating the demand and spreading the word.

Ralph Waldo Emerson is widely believed to have said, "If a man write a better book, preach a better sermon, or make a better mousetrap, tho' he build his house in the woods, the world will make a beaten path to his door." As it happens, there's absolutely no direct evidence that Emerson ever said such a thing – which is just as well since it's self-evident rubbish.

For the inventor of the better mousetrap, if both he and the world are to benefit from that invention, it needs to become known; its existence and its advantages need to be brought, quickly and persuasively, to the world's attention.

When inventive people know that there's a vast latent demand for new things; and when they know that, once they've been invented the world can be told about those things, they'll be inspired to invent. And just as importantly, companies and investors will be encouraged to invest. Who's going to invest in a new mousetrap (or a revolutionary new storage system for electricity) that's destined to remain forever undiscovered in the depths of a wood?

Most of the things that need to be invented probably haven't even been identified yet. The only certainty is that there will be thousands of them – and they'll range from the apparently trivial to the unimaginably immense. More attractive low-energy light bulbs will have their place; and so, with luck, will an affordable, functioning hydrogen fuel cell.

Meanwhile, a combination of fiscal incentives and disincentives, responsible reporting, and the occasional, inevitable man-induced human disaster will gradually nudge that mysterious consensus called public opinion into thinking quite differently about growth and consumption. As always, attitude change and behavioural change will occur not sequentially but in parallel. So those new inventions, and those new developments of existing technologies, as one by one they're revealed and promoted, should find an increasingly receptive public.

Nobody knows how much time we still have but few seem to think it's anything but urgent. And one thing we know about good marketing and communications is that they can greatly accelerate the pace of change.

If the pessimists are right, at least that's something to be grateful for. ■



Who runs WPP

Members of the Board of Directors

Philip Lader
Non-executive chairman, chairman of the Nomination Committee and member of the Compensation Committee

Sir Martin Sorrell
Chief executive

Paul Richardson
Finance director
Chairman of the Corporate Responsibility Committee

Mark Read
Strategy director

Colin Day
Non-executive and member of the Audit Committee

Esther Dyson
Non-executive and member of the Compensation Committee

Orit Gadiesh
Non-executive

David Komansky
Non-executive and member of the Nomination Committee

Christopher Mackenzie
Non-executive and member of the Nomination Committee

Stanley (Bud) Morten
Non-executive: senior independent director and member of the Audit Committee

Koichiro Naganuma
Non-executive

Lubna Olayan
Non-executive

John Quelch
Non-executive

Jeffrey Rosen
Non-executive: chairman of the Compensation Committee and member of the Audit Committee

Timothy Shriver
Non-executive

Paul Spencer
Non-executive: chairman of the Audit Committee

Members of the Advisory Board

Jeremy Bullmore

John Jackson

Company Secretary

Marie Capes

Board of Directors

Philip Lader Non-executive chairman Age 62

Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James's from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President's Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith's US holdings and president of both a prominent American real estate company and universities in the US and Australia.

A lawyer, he is also a Senior Advisor to Morgan Stanley, a member of the Council of Lloyd's (insurance market), a director of RAND, Marathon Oil, Rusal, AES Corporations and Songbird Estates plc (Canary Wharf), a trustee of the Smithsonian Museum of American History and a member of the Council on Foreign Relations.

Sir Martin Sorrell Chief executive Age 63

Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One ■ msorrell@wpp.com

Paul Richardson Finance director Age 50

Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group's worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and corporate responsibility. He is also the Country Manager for Italy.

Previously he spent six years with the central financial team of Hanson PLC. He is a chartered accountant and fellow of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications PLC and STW Communications Group Limited in Australia, both of which are companies associated with the Group ■ prichardson@wpp.com

Mark Read Strategy director Age 41

Mark Read was appointed a director in March 2005. He has been WPP's director of strategy since 2002 and is also CEO of WPP Digital. He is a member of the Supervisory Board of HighCo and a director of CHI & Partners. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK ■ mread@wpp.com

Colin Day Non-executive director Age 53

Colin Day was appointed a director in July 2005. He is group finance director of Reckitt Benckiser plc, having been appointed to its board in September 2000. Prior to joining Reckitt Benckiser he was group finance director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc. He was a non-executive director of Imperial Tobacco plc until February 2007 and of easyJet plc until 30 September 2005.

Esther Dyson Non-executive director Age 56

Esther Dyson was appointed a director in 1999. In 2004 she sold her company, EDventure Holdings, to CNET Networks, the US-based interactive media company. She left CNET at the end of 2006 and now operates as an independent investor and entrepreneur, again under the name of EDventure. She has been highly influential for the past 25 years on the basis of her insights into online/information technology markets and social impact worldwide, including the emerging markets of Central and Eastern Europe and Asia.

An active investor as well as an analyst/observer, she recently participated in the sale of Flickr to Yahoo! and of Medstory to Microsoft. She sits on the boards of non-listed start-ups including 23andMe (US), Boxbe (US), Eventful.com (US), Meetup Inc. (US), NewspaperDirect (Canada), CVO Group (Hungary) and Yandex (Russia). She is also an active investor in 'new-space' and aviation start-ups including Space Adventures, XCOR Aerospace, Icon Aircraft and Airship Ventures (all based in the US) and co-hosts the annual Flight School workshop for air and space entrepreneurs. She sat on the consumer advisory board of Orbitz until its sale to Cendant. She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of the Sunlight Foundation, which advocates transparency in government and (among other things) is pushing US legislators to publish their daily diaries.

Orit Gadiesh Non-executive director Age 57

Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company, Inc. and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School and was a Baker Scholar.

She is a member of the International Advisory Board at Haute Ecole Commerciale in France. She is a member of the Foundation Board for the World Economic Forum, and on the Board of Directors of The Peres Institute for Peace. She is a member of the Council on Foreign Relations, a trustee for Eisenhower Fellowships and a member of the Business Committee of the Metropolitan Museum of Art, New York.

David H Komansky Non-executive director Age 68

David Komansky was appointed a director in January 2003. He was chairman of the Board of Merrill Lynch & Co, Inc, serving until his retirement on 28 April 2003. He served as chief executive officer from 1996 to 2002, having begun his career at Merrill Lynch in 1968.

Among many professional affiliations, he serves as a director of Black Rock, Inc. and as a member of the International Advisory Board of the British American Business Council. Active in many civic and charitable organisations, he serves on the Board of the New York Presbyterian Hospital.

Christopher Mackenzie Non-executive director Age 53

Christopher Mackenzie was appointed a director in 2000. He is chairman and chief executive of the Equilibrium Group, a London-based investor group and chairman of Borets, the Russian oil services group. He is also a board member of the Abdul Latif Jameel Group and KazMunaiGas Exploration & Production JSC. He served as the chief executive of Brunswick Capital in Russia, the president and chief executive officer of Trizec Properties and as the president of GE Capital Europe.

Stanley (Bud) Morten Non-executive director Age 64

Bud Morten was appointed a director in 1991. He is a consultant and private investor. He is currently the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements.

Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc. in New York. He is a former non-executive director of Register.com, which was sold to a private equity firm in November 2005 and is no longer a public company. He is also a non-executive director of The Motley Fool, Inc., which is a private company.

Koichiro Naganuma Non-executive director Age 63

Koichiro Naganuma was appointed a director in February 2004. He is president and group chief executive officer of Asatsu-DK, also known as ADK. Joining the agency in 1981, he began his career with the account service of global clients in the agency. His mandate thereafter expanded to the total operation of the group.

He replaced ADK Chairman Masao Inagaki on the Board who retired upon the appointment of Mr Naganuma. ADK is Japan's third largest advertising and communications company, and ninth largest in the world.

Lubna Olayan Non-executive director Age 52

Lubna Olayan was appointed a director in March 2005. Ms Olayan is the deputy chairman and chief executive officer of the Olayan Financing Company, a subsidiary and the holding entity for the Olayan Group's operations in the Kingdom of Saudi Arabia and the Middle East.

Ms Olayan is a Board Member of Saudi Hollandi Bank, a publicly listed company in Saudi Arabia. She is on the International Advisory Board of the Council on Foreign Relations, a member of the Board of Directors of INSEAD and a member of the Board of Trustees of Cornell University. Ms Olayan joined the International Advisory Board of Rolls-Royce in October 2006 and of Citi in 2007.

John Quelch Non-executive director Age 56

John Quelch was appointed a director in 1988. He is Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. He also serves as chairman of the Massachusetts Port Authority.

Professor Quelch's writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Gentiva Health Services Inc, Inverness Medical Innovations, Inc. and Pepsi Bottling Group Inc. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc and Reebok International Limited.

Jeffrey A. Rosen Non-executive director Age 60

Jeffrey Rosen was appointed a director in December 2004. He is a deputy chairman and managing director of Lazard. He has over 30 years' experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Timothy (Tim) Shriver Non-executive director Age 48

Tim Shriver was appointed a director in August 2007. He is Chairman of Special Olympics serving over 2 million Special Olympic athletes and their families in 170 countries. In recent years, he has produced films for Disney, Dream Works and Fox Searchlight and more recently, has begun writing a column for *The Washington Post*/Newsweek.com.

He co-founded the Collaborative for Academic, Social and Emotional Learning (CASEL) and currently chairs the CASEL Board. He is a member of the Council on Foreign Relations and is also a non-executive director of the National Center for Learning & Citizenship, Malaria No More and Neogenix. He serves on the advisory committee of Main Street Advisors and Leeds Equity.

Paul Spencer Non-executive director Age 58

Paul Spencer was appointed a director in April 2004. He is a financier with 20 years' experience in the financial management of a number of blue chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance PLC.

He served as UK chief executive of Royal & Sun Alliance PLC between 1999 and 2002. He is the chairman of State Street Managed Pension Funds Ltd. He is also chairman of the Association of Corporate Treasurers' Advisory Board, NS&I (National Savings), the UK government-owned retail savings institution, and Sovereign Reversions Group plc. He is also a non-executive director of Resolution Life Group plc and Nipponkoa.



Advisors to the Board

Investment bankers

Citigroup
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Goldman Sachs International Ltd
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC
8 Canada Square
London E14 5HQ

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Morgan Stanley & Co Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Legal advisors

Allen & Overy LLP
One Bishops Square
London E1 6AO

Davis & Gilbert LLP
1740 Broadway
New York NY 10019

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Fried, Frank, Harris, Shriver & Jacobson LLP
1 New York Plaza
New York NY 10004

Hammonds
7 Devonshire Square
Cutlers Gardens
London EC2M 4YH

Stockbrokers

Merrill Lynch International
Corporate Broking
2 King Edward Street
London EC1A 1HQ

Auditors and accountancy advisors

Deloitte & Touche LLP
2 New Street Square
London EC4A 3BZ

Ernst & Young LLP
1 More London Place
London SE1 2AF

KPMG LLP
1 Puddle Dock
London EC4V 3DS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Remuneration consultants

Towers Perrin
71 High Holborn
London WC1V 6TP

Property advisors

CB Richard Ellis
200 Park Avenue
New York
NY 101166

Fulcrum Corporate
The Pumphouse
13-16 Jacob's Well Mews
London W1U 3DY

James Andrew International
72/75 Marylebone High Street
London W1U 5JW

Jones Lang LaSalle
22 Hanover Square
London W1A 2BN





How we behave

Directors' report*

Once again, this year the Directors' report includes reviews from the chairmen of three Board committees; Philip Lader, as chairman of the Company and its Nomination Committee; Paul Spencer, as chairman of the Audit Committee; and Jeffrey Rosen, as chairman of the Compensation Committee. It also contains an analysis of the Company's compliance with statutory and regulatory requirements.



Report by Philip Lader *(above)*
Chairman of the Company
and chairman of the Nomination Committee

* The Directors' report has been prepared in accordance with English law and where applicable, the Disclosure and Transparency Rules and any liability in relation to the Directors' report, the report of the Compensation Committee and the financial statements is governed by English law.

Review of the Company's governance and the Nomination Committee

Dear share owner

My Board colleagues and I trust that our fellow share owners are similarly pleased with our Company's 2007 performance and growth.

We are convinced that these achievements reflect, in not insignificant part, the balance your directors have sought to strike between practical, disciplined corporate governance and the entrepreneurial spirit which has long characterised WPP. As to the former, we are committed to further improvements through consideration of evolving UK and US best practices; while as to the latter, we shall continue to encourage and structure incentives for management's innovation in strategy, acquisitions, creative services and all-important everyday operations.

What was the Board's principal work in 2007? Heightened standards of corporate governance, increased requirements of governmental agencies, relentless pressures of the war for talent, and the Group's expansion in newly-developing fields (illustrated by the acquisition of 24/7 Real Media Inc.) commanded our day-to-day attention and imposed considerable demands on our committees.

But perhaps any corporate board's most critical undertaking – beyond strategic planning and proactive monitoring of finances and operations – is the evaluation, and preparation for the succession, of the chief executive and other key executives. This responsibility is particularly important in the case of our Company because WPP's businesses' competitive standing depend principally on those individuals' talent, energy and commitment and our Group chief executive's leadership has been instrumental to the Group's success for more than two decades.

We regard talent management and succession planning so seriously that, although the Nomination Committee bears such governance responsibility, the entire Board devotes extensive time, regularly and intensely, to this subject. And this has been our practice for the past five years.

Annually – and in two separate Board meetings in 2007 – to provide sufficient time for fulsome exchanges of opinions – all non-executive directors consider the backgrounds, performance, developmental needs, and potential roles for approximately 100 senior managers and 'rising stars' of the parent and operating companies. The most comprehensive attention is directed to the Group chief executive's role.

For every principal parent and operating company position, potential candidates are identified. Not coincidentally, the Group's structure and devolution of responsibilities to leaders of each operating company – as well as the fact that some of these businesses, if independent, would rank among the industry's largest – provides extensive senior management experience to several dozen WPP executives, some of whom could readily undertake parent company roles.

From this field of proven talent and a range of potential external candidates, the non-executive directors and Group chief executive considered – in a totally frank, highly-specific manner – a variety of individuals who might succeed him in the case of his retirement or other events. After that session and on several other structured occasions, the non-executive directors, in the absence of the Group chief executive, further discussed both the process and the field of candidates for such succession. We strongly believe, however, that – lest public discussion of this subject foster speculation and unhealthy competition – the content of these, and continued 2008, discussions remain strictly confidential.

The Board itself, each year, undertakes a rigorous self-evaluation of the performance and contributions of directors, individually and cumulatively, the committees, and the chairman. In 2007, all directors completed a confidential questionnaire in this regard and identified areas for improvement. Separate feedback meetings were then held between each director and a member of the Nomination Committee. My performance was assessed by the non-executive directors, led by the senior independent director. The Board concluded that appropriate improvements had been made and that, overall, the Board and its committees continued to operate effectively.

This Board – comprised of independent-minded individuals of broad international experience in disparate industries and markets – is deeply engaged in the constructive review of management performance and the evaluation of initiatives related to significant opportunities. The comparatively long tenure of several directors, we believe, has been instrumental to our effectiveness and understanding of this complex, global enterprise.

As a consequence of increased demands of his other commercial activities, one of our colleagues, Christopher Mackenzie, has decided to retire from the Board following this year's Annual General Meeting. For more than eight years, Christopher has brought to our deliberations not only his considerable intellect, but also canny business disciplines honed at GE Capital, as a corporate chief executive, and in private equity. I have valued his candour and strategic frame of reference.

Periodic introduction of new directors, with rather different professional, generational and regional perspectives, contributes to our practice of challenging even the most well-tested assumptions and iconic executives. In 2007, the Board welcomed Timothy Shriver, a highly respected American whose extensive experience as chairman of The Special Olympics and with other public policy and non-profit organizations enhances our Board's perspective on corporate responsibility and expands the range of our perspectives on global conditions.

That appointment and the aforementioned Board self-evaluation and succession-planning processes illustrate the work of the Nomination Committee, which I also chair. Members converse regularly and informally. The full committee – and, by invitation, with the participation, in whole or in part, of the Group chief executive, the Company Secretary, the senior independent director, and the Group chief counsel – meets as required to monitor this agenda, to assess the Board's composition, and to consider potential new members who are identified from the extensive relationships of our international Board.

Committed to rigorous standards of corporate governance, the Board seeks to comply with the Combined Code on Corporate Governance; and in the Board's opinion, the Company has done so throughout the financial year ended 31 December 2007. Moreover, the Company generally follows NASDAQ's rules; has devoted extensive time and resources to ensure compliance with the US Sarbanes-Oxley requirements; and, where practicable, seeks to comply with the guidelines issued by institutional investors and their representative bodies.

Several of these entities express the view that directors who have served for more than nine years can no longer be considered 'independent'; nor, by definition, can the Group chairman. This Board understands their premises, but respectfully does not agree. A worldwide enterprise of WPP's scale and range of commercial activities benefits enormously from long-term directors who continue to be engaged actively in the Group's governance. I submit that 'independence' should be determined not by an arbitrary standard, but on a case-by-case basis, with full disclosure to share owners of any appearance of conflict with published guidelines.

The genuine independence of our senior independent director, Bud Morten, for example, is routinely demonstrated not only by his painstaking attention to intricacies which only such a dedicated veteran would fully comprehend, but particularly by his provocative challenges to presentations at Board and committee meetings. Bud will, at some point, elect to devote less time to this Group, and our Board will then appoint a new senior independent director. Yet I believe that share owners observing Bud's WPP workload, time commitment, and judgement would have little quarrel with the Board's, and my own, assertion of his independence and invaluable contributions in his current role.

The Board does not view my position as non-executive chairman or my role as a Senior Adviser to Morgan Stanley as compromising my independence. It is their considered judgement that such continued service, as well as my chairmanship of the Nomination Committee and membership of the Compensation Committee, help ensure continuity and co-ordination of related Board matters. We do require, however, that non-executive directors who have served on the Board for nine years or more submit themselves for re-election annually.

My Board colleagues and I appreciate our fellow share owners' trust in our representation of their interests. We have great confidence in the Group's extraordinary chief executive and take pride in our association with this Company. Yet, as major publicly-held companies' non-executive directors' responsibilities have increased immensely over past decades, the demands are noteworthy.

This Board and its committees held more than 35 meetings, in person or by phone, in 2007. Packs of reading materials are distributed near-weekly. Few days pass without substantive communications between non-executive directors; fewer still between senior management and us. For their prompt attention and diligence in all these matters, I thank my colleagues.

Share owners understandably dwell on a company's financial performance. For WPP, this reflects how creatively we serve clients, how effectively we compete every day, and how ably we navigate sometimes threatening economic tides. But it also assumes little-celebrated compliance with endless legislative and regulatory requirements in more than 100 jurisdictions. Especially as chairman, I applaud those members of our team, and the other professionals who assist us, who complete this unsung work so conscientiously.

Effectively serving the world's most successful and demanding clients is the essential measure of WPP's continued success. Therefore, let me convey my fellow directors' and my fundamental appreciation to the Group's 110,000 employees, including associates, whose imaginations, hours, tenacity and resilience are the hallmark of our achievements, in 2007 and in years to come.

Philip Lader
24 April 2008



Report by Paul Spencer
Chairman of the Audit Committee

Dear share owner

During 2007 Bud Morten, Jeffrey Rosen and Esther Dyson, who was replaced by Colin Day in August, were my colleagues on the committee.

We held nine meetings during 2007, which were also attended (by invitation for all or part of any meeting) by the external auditors, the Company's chairman, the Group finance director, the director of internal audit, the Group chief counsel and the Company Secretary. Preparatory meetings were also held with the internal and external auditors as well as members of the Company's senior management. The committee received presentations from the heads of Taxation, Treasury and Legal. The committee also received updates on the activities of the Disclosure Committee as to the quarterly reports. The Board received regular reports on all matters of particular significance arising at the committee meetings.

The committee's terms of reference, which are reviewed with the Board annually, are available for inspection on the Company's website at www.wpp.com and are on display prior to and at all general meetings of the Company. Following this year's review there have been a number of changes made to the remit. Many of these for regulatory, legal and best practice updates. The Board has extended the remit of the committee to review on its behalf acquisition and investment matters and debt financing.

During the year, the committee and its members were formally assessed by the chairman of the Company for their technical suitability to be members of the committee and also for the committee's overall effectiveness. The Board has designated me as the committee's financial expert for Sarbanes-Oxley Act (SOX) purposes and as having recent and relevant financial experience for the purposes of the Combined Code.

The first annual assessment and related report from the auditors confirming compliance with Section 404 was included in the Group's Annual Report on Form 20-F for 2006. The committee has once again overseen the progress towards compliance with Section 404 of SOX for 2007, through regular status reports submitted by the internal and external auditors.

The committee received and reviewed regular reports on both our Right to Speak helpline, which is made available to employees to enable them to communicate confidentially on matters of concern, and the actions taken in response to those calls.

Other work carried out by the committee in 2007 under its terms of reference included:

- monitoring the integrity of the Company's financial statements and reviewing significant financial reporting judgements;
- reviewing internal financial control and internal audit activities;
- assisting the Board in meeting its responsibilities in respect of reviewing and reporting on the systems and key elements of risk management as they affect the Group;
- the review and appointment of the external auditors and approval of their remuneration and terms of engagement;
- monitoring the external auditors' independence, objectivity and effectiveness; WPP's policy regarding non-audit services that may be provided by the auditors, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and SOX. Other categories of work may be provided by the auditors if it is appropriate for them to do so. The provision of such services and associated fees are either pre-approved by the committee, or for certain categories of work, are delegated to the director of internal audit for pre-approval. All fees are summarised periodically for the committee to assess the aggregate value of non-audit fees against audit fees. The value of fees for 2007 is shown in note 3 on page 166;
- monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the SEC, and NASDAQ with which the Company must comply;
- in conjunction with Paul Richardson, the director responsible for corporate responsibility in 2007, ensuring systems are in place to monitor social, environmental and ethical issues which may affect the Group (other than issues which fall within the remit of the Compensation Committee) and receiving reports on new initiatives being implemented by the Group to reduce carbon emissions; and
- maintaining established procedures for the confidential receipt and treatment of concerns raised by employees.

I would like to thank my colleagues on the committee, our external advisers and all the senior management for their hard work and help. Their endeavours, time commitment and conscientious efforts serve us well.

Paul Spencer
24 April 2008

The Board of Directors

The Board is collectively responsible for promoting the success of the Company by directing and supervising the Company's policy and strategy and is responsible to share owners for the Group's financial and operational performance. Responsibility for the development and implementation of Group policy and strategy and for day-to-day management issues is delegated by the Board to the Group chief executive and other executive directors.

For the year under review, Philip Lader continued as chairman of the Board, responsible for the leadership of the Board. Sir Martin Sorrell, as the Group chief executive, continued to be responsible for the development and implementation of policy and strategy and for the day-to-day operations of the Group. The biographies of the current Board members appear on pages 106 to 108.

All directors are fully briefed on important developments in the various business activities which the Group carries out worldwide and regularly receive extensive information concerning the Group's operations, finances, risk factors and its people, enabling them to fulfil their duties and obligations as directors. The directors are also frequently advised on regulatory and best practice requirements which affect the Group's businesses on a global basis, but particularly in the US and the UK.

During 2007, the Board met six times formally and held a number of ad hoc meetings throughout the year. With the exception of Colin Day and Orit Gadiesh (each absent for one meeting), Lubna Olayan (absent for two meetings), David Komansky (absent for three meetings) and Koichiro Naganuma who was only able to attend one meeting, there was full attendance at all formal meetings of the Board during 2007.

The Board is composed of 16 directors of whom three are executive and 12 plus the chairman, are non-executive. The Board considers that 10 of the 12 non-executive directors, in addition to the chairman, are independent, with John Quelch and Koichiro Naganuma being the only non-executive directors considered by the Board to be not independent.

The shareholdings of non-executive directors are set out on page 137. Non-executive directors do not participate in the Company's pension or share option or other incentive plans, but may receive a part of their fees in ordinary shares of the Company and may participate in the Company's deferred compensation program.

The Board considers that the non-executive directors' remuneration conforms with the requirements of the Combined Code.

The fees payable to non-executive directors represent compensation in connection with Board and Board committee meetings, and where appropriate for devoting additional time and expertise for the benefit of the Group in a wider capacity.

Details of directors' remuneration and service contracts form part of the report of the Compensation Committee which commences on page 129.

As a matter of policy the Company requires all directors to submit themselves for re-election by an ordinary resolution of share owners at least every three years or every year in the case of those directors who have held office for more than nine years. Directors may be appointed by share owners by ordinary resolution or by the Board on the recommendation of the Nomination Committee and must then stand for re-election at the next Annual General Meeting where they may be re-elected by ordinary resolution of the share owners

The Board recommends that share owners vote in favour of the Resolutions to re-elect the relevant directors, namely Martin Sorrell, Mark Read, Orit Gadiesh, Paul Spencer, Koichiro Naganuma, Esther Dyson, Stanley (Bud) Morten, John Quelch and Timothy Shriver and sets out their reasons for this recommendation in the Appendix to the Notice of the Annual General Meeting.

Committee meetings

The attendance of non-executive directors at meetings of the committees of the Board during 2007 was as follows:

	Nomination Committee	Audit Committee	Compensation Committee
Philip Lader	2	n/a	8
Bud Morten	n/a	9	n/a
Christopher Mackenzie[1]	1	n/a	3
Jeffrey Rosen	n/a	6	8
Paul Spencer	n/a	9	n/a
Esther Dyson[2]	n/a	5	8
David Komansky	2	n/a	n/a
Colin Day[3]	n/a	4	n/a

[1] Retired from the Compensation Committee on 26 June 2007.
[2] Retired from the Audit Committee on 26 June 2007.
[3] Appointed to the Audit Committee on 13 August 2007.

During 2007, the Corporate Responsibility Committee, chaired by Paul Richardson, met once on a formal basis and had many informal discussions. Their report for 2007 starts on page 120.

The Disclosure Committee, which met five times during 2007, is comprised of senior executives in the parent company, from Group financial reporting, internal audit, treasury, legal, tax, human resource and investor relations departments. The purpose of the Disclosure Committee is to add further assurance to the Board and its committees in relation to the content of major financial public statements (including the Annual Report and Accounts). The committee has been instrumental in relation to this Annual Report and Accounts in advising the Audit Committee and the Board on the disclosure aspects of the Companies Act 2006 and the Disclosure and Transparency Rules so as to enable the Board to comply with all relevant provisions.

Share owner relations

The relationship with share owners, potential share owners and investment analysts is given the highest priority by the Company.

The Company has a well-developed and continuous program to address the needs of share owners, investment institutions and analysts for a regular flow of information about the Company, its strategy, performance and competitive position. Given the wide geographic distribution of the Company's current and potential share owners, this program includes regular visits to investors, particularly by the Group chief executive, the Group finance director, the deputy Group finance director and the head of investor relations, in the UK, Continental Europe and the major financial centres in North America and also in Asia Pacific and Latin America. The Company provides an interim management statement at the end of the first and third quarters which includes a trading update, an interim report at half year and a trading update and presentation at the Annual General Meeting.

The Company ensures that it has a proper dialogue with share owners and their representative bodies through executive and non-executive directors in relation to remuneration and corporate governance matters as and when appropriate. The Chairman provides feedback to the Board on issues raised with him by share owners.

WPP's website, www.wpp.com, provides current and historical financial information, including trading statements, news releases and presentations.

Internal control

WPP operates a system of internal control, which is maintained and reviewed in accordance with the Combined Code and the guidance in the Turnbull Report as well as Rules 13a-14 and 15 of the Securities Exchange Act 1934. In the opinion of the Board, the Company has complied throughout the year with the Turnbull Report and has also complied with the relevant provisions of the Securities Exchange Act 1934.

The Board (which receives advice from the Audit Committee) has overall responsibility for the system of internal control and risk management in the Group and has reviewed the effectiveness of the system during the year. In the context of the scope and complexity of this system, the Board can only give reasonable, not absolute, assurance against material misstatement or loss. The system of controls is designed to manage, but may not eliminate, the risks of failure to achieve WPP's objectives. For certain joint ventures and associates, WPP operates controls over the inclusion of their financial data but places reliance upon the systems of internal control operating within our partners' infrastructure and the obligations upon partners' boards relating to the effectiveness of their own systems.

The principal elements of internal control are described below.

Control environment

The quality and competence of our people, their integrity, ethics and behaviour are all vital to the maintenance of the Group's system of internal control.

The Code of Business Conduct (which is regularly reviewed by the Audit Committee and the Board) sets out the principal obligations of all employees. Directors and senior executives throughout the Group are required each year to sign this Code. The WPP Policy Book (which also is regularly updated) includes the Code of Business Conduct and human resource practices as well as guidance on practices in many operational areas. Breaches or alleged breaches of this Code of Conduct are investigated by the director of internal audit and the Group chief counsel.

Furthermore, the Group has an independently operated helpline, Right to Speak, for the reporting of issues that employees feel unable to raise locally. A number of issues have been raised during 2007 through this helpline, all of which have been investigated and reported to the Audit Committee.

Risk assessment

Risk monitoring of all of the Group's operations throughout the world is given the highest priority by the Group chief executive, the Group finance director, the chairman of the Audit Committee and the Board, as it is essential to the creation and protection of share owner value and the development of the careers of our people. The Board realises that WPP is a service company and its ongoing prosperity depends on being able to continue to provide a quality service to its existing and potential clients in a creative, efficient and economic way.

At each Board meeting, the Group chief executive presents a Brand Check review of each of the business' operations, including a monitor of risk, providing feedback on the business risks and details of any change in the risk profile since the last Board meeting.

The Brand Check covers such issues as:

- political instability in an important market;
- the possibility of the loss or win of major business (eg as a result of a change of senior management at a major client);
- loss of a key executive of the Group;
- introduction of new legislation in an important market;
- corporate responsibility; and
- changes in accounting or corporate governance practice.

Each operating group undertakes monthly and quarterly procedures and day-to-day management activities to review their operations and business risks. These are formally communicated to the Group chief executive, other executive directors and senior executives in quarterly review meetings and, in turn, to the Board.

The Board is firmly of the opinion that the monitoring of risk is strongly embedded in the culture of the Company and of the operating companies, in a manner which the Board considers goes beyond the Turnbull recommendations and the requirements of Rules 13a-14 and 15 of the Securities Exchange Act 1934.

Control activities and monitoring

Policies and procedures for all operating companies are set out and communicated in the WPP Policy Book, internal control bulletins and accounting guidelines. The application of these policies and procedures is monitored within the individual businesses and by the Company's director of internal audit and the Group chief counsel.

Operating companies are required to maintain and update documentation of their internal controls and processes. This documentation incorporates an analysis of business risks, detailed control activities and monitoring, together with controls over security of data and the provision of timely and reliable information to management. IT and financial controls are also included.

The internal audit department carried out reviews and testing of the documentation and the relevant controls for a majority of the Group during 2007, the results of which were reported to the Audit Committee.

Financial reporting

Each operating company annually updates a three-year strategic plan which incorporates financial objectives. These are reviewed by the parent company's management and are agreed with the chief executive of the relevant operating company.

The Group operates a rigorous procedure for the development of operating company budgets which build up the Group's budget. During the final quarter of each financial year, operating companies prepare detailed budgets for the following year for review by the parent company. The Group's budget is reviewed by the Board before being adopted formally. Operating company results are reported monthly and are reviewed locally, regionally and globally by the business groups and by Group management on a consolidated basis and ultimately by the Board. The results are compared to budget and the previous year, with full-year forecasts prepared and updated quarterly throughout the year. The Company reports to share owners four times a year.

At each year-end, all operating companies supply their full-year financial results with such additional information as is appropriate. This information is consolidated to allow the Group to present the necessary disclosures for International Financial Reporting Standards (IFRS) including International Accounting Standards (IAS).

The Disclosure Committee gives further assurance that publicly-released information, including this Annual Report, is free from material omission or misstatement.

Sarbanes-Oxley section 404

The provisions of section 404 of the Sarbanes-Oxley Act require the Company's management to report on the effectiveness of internal controls over financial reporting in its Annual Report on Form 20-F which is filed with the US Securities and Exchange Commission. The first annual assessment and related report from the external auditor which confirmed that the Company's internal controls over financial reporting was effective was included in the Company's Annual Report on Form 20-F for the year ended 31 December 2006. The 2007 assessment and related report will be included in the Company's Annual Report on Form 20-F that will be published in the coming months.

Going concern

UK company law requires the directors to consider whether it is appropriate to adopt the financial statements on the basis that the Company and the Group are going concerns. As part of its normal business practice, the Group prepares annual and longer-term plans and in reviewing this information and in particular the 2008 three-year plan and budget the directors believe that the Company and the Group have adequate resources for the foreseeable future. Therefore the Company and the Group continue to adopt the going concern basis in preparing the financial statements.

Responsibilities in respect of the preparation of financial statements

The directors are responsible for preparing the Annual Report and the financial statements. The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards as adopted by the EU (IFRSs) and have also elected to prepare financial statements for the Company in accordance with IFRSs. Company law requires the directors to prepare such financial statements in accordance with IFRSs, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'.

In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985.

The directors are responsible for the maintenance and integrity of the Company website. Legislation in the UK governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

The directors confirm that so far as they are aware, there is no relevant audit information of which the Company's auditors are unaware and that each director has taken all the steps that he or she ought to have taken, as a director, in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information. This confirmation is given and should be interpreted in accordance with S234ZA of the Companies Act 1985.

The following information, together with the letters from the chairmen of the Nomination, Audit and Compensation Committees, the statements regarding directors' responsibilities and statement of going concern set out above and the directors' remuneration and interests in the share capital of the Company set out on pages 136 to 139, are included in the Directors' report, which also includes the sections "Letter to share owners", "What we think" and "Operating & financial review".

Substantial share ownership

As at 24 April 2008, the Company is aware of the following interests of 3% or more in the issued ordinary share capital:

Massachusetts Financial Services Company	5.01%
Invesco plc	5.00%
Legal & General	4.44%
WPP ESOPs*	3.68%

* The trustees of the ESOPs are entirely independent. It is the Company's intention that the total number of shares held in the ESOPs at any one time is such as may be required to satisfy outstanding incentive plan share awards (but allowing for a contingency element, eg to deal with hirings in the course of a year). The number of shares held in the ESOPs as at 31 December 2007 was 43,889,384. The ordinary shares and ADRs held in the ESOPs did not receive the interim and final dividend paid in 2007 as they waived their respective rights.

The disclosed interests of all of the above refer to the respective combined holdings of those entities and to interests associated with them.

The Company has not been notified of any other holdings of ordinary share capital of 3% or more.

Election of directors

Details of the directors who submit themselves for re-election to the Board are set out in the Notice of Annual General Meeting.

Profits and dividends

The profit before tax for the year was £719.4 million (2006: £682.0 million). The directors recommend a final ordinary dividend of 9.13p (2006: 7.61p) per share to be paid on 7 July 2008 to share owners on the register at 6 June 2008 which, together with the interim ordinary dividend of 4.32p (2006: 3.6p) per share paid on 12 November 2007, makes a total of 13.45p for the year (2006: 11.21p).

Parent company charitable donations

The Company made charitable donations of £218,077 (2006: £238,000). In total WPP companies together with the parent company made an estimated £3.5 million of charitable donations in 2007. More detailed information regarding the Group's support of charities is set out in the section dealing with corporate responsibility on pages 120 to 127.

It is the Company's policy not to make payments for political purposes.

Significant agreements and change of control

In addition to the financing agreements to which the Company is a party details of which are given in note 10 on page 168, the Company is a party to an agreement with Asatsu-DK Inc dated 3 August 1998 pursuant to which WPP subscribed for 20% (at that time) of the share capital of Asatsu and Asatsu subscribed for approximately 4% (at that time) of the issued share capital of WPP. The respective shareholdings may only be transferred following a procedure set out in the agreement. WPP and Asatsu are each entitled to nominate a non-executive director to the board of the other subject to retaining its shareholding in the other.

Each of the €600 million 4.375% bonds due in December 2013, £400 million 6% bonds due in April 2017, €500 million 5.25% bonds due in January 2015 and the £200 million 6.375% bonds due November 2020 contains provisions which are triggered on a change of control of the Company. The holders of such bonds have the right to repayment at par if the Company is non-investment grade at the time of the change of control or becomes non-investment grade within 120 days of the announcement of the change of control.

In addition the Group has a $1.6 billion Revolving Credit Facility due August 2012 the terms of which require the consent of the majority of the lenders if a proposed merger or consolidation of the Company would alter its legal personality or identity.

The impact of a change of control on WPP's incentive plans is dealt with on page 132.

Articles of Association

There are no restrictions on amending the Articles of Association of the Company other than the need to pass a special resolution of the share owners.

Group activities

The principal activity of the Group continues to be the provision of communications services worldwide. The Company acts only as a parent company and does not trade.

Share capital

At the Annual General Meeting in June 2006 share owners passed resolutions authorising the Company, in accordance with its Articles of Association, to allot shares up to a maximum nominal amount of £48,704,061.37 of which £6,251,119.84 could be allotted for cash free of statutory pre-emption rights. These authorisations were replaced at the Annual General Meeting in June 2007 where share owners passed resolutions authorising the Company, in accordance with its Articles of Association, to allot shares up to a maximum nominal amount of £45,971,683.97 of which £6,128,975.44 could be allotted for cash free of statutory pre-emption rights. In the year under review no shares have been issued for cash free from pre-emption rights. Details of share capital movements are given in note 26 on pages 178 to 181.

Authority for purchase of own shares

At the Annual General Meeting in 2007 share owners passed a special resolution authorising the Company, in accordance with its Articles of Association, to purchase up to 122,579,509 of its own shares in the market. In the year under review, 59,193,623 million shares (of which 57,193,623 million were cancelled and 2 million shares are held in Treasury) were purchased at an average price of £7.03 per share as part of the Company's share buy-back program.

Supplier payment policy

The Company has no trade creditors because it is a parent company and does not generate trading revenues. Accordingly, no disclosure can be made of year-end trade creditor days. However, the Group's policy is to settle the terms of payment with suppliers when agreeing the terms of each transaction, and to ensure that suppliers are made aware of the terms of payment and to abide by the terms of payment. The average trade creditors for the Group, expressed as a number of days, were 48 (2006: 48).

Auditors

The directors will propose a resolution at the AGM to re-appoint Deloitte & Touche LLP as auditors.
By Order of the Board:

M W Capes
Company Secretary
24 April 2008

* The sections headed "Letter to share owners", "What we think" and "Operating & financial review" should be read in conjunction with and as part of the section headed Directors' report.

Corporate responsibility

Business impact

The significance of corporate responsibility (CR) to WPP's business is continuing to increase. In many of our key markets concern about the threat of climate change is causing a greater focus on environmental and social issues among consumers, the media and government. Our leading multinational and national clients are responding to this agenda.

Serving the CR communications needs of our clients is a business opportunity for WPP companies. In addition there are a number of CR issues – both risks and opportunities – that we manage across our business.

Material CR issues

We focus our efforts on the issues we have identified as being most material (relevant and significant) to WPP. We consider five corporate responsibility issues to be of significance to WPP:

1 **The social and environmental impact of our work** for clients.
2 **Marketing ethics**, compliance with marketing standards, and protection of personal, consumer and corporate data and increasing transparency about our marketing practices.
3 **Employment**, including diversity and equal opportunities, business ethics, employee development, communication and health and safety.
4 **Social investment**, including pro bono work, donations to charity and employee volunteering.
5 **Climate change**, including the emissions from energy used in our offices and during business travel.

How we manage corporate responsibility risk and opportunity

Paul Richardson is the Board director responsible for assessing corporate responsibility risks. He chairs WPP's Corporate Responsibility Committee, established in 2003.

The committee is made up of senior representatives from our agencies.

Their role is to have input on policy, monitor significant CR risks and opportunities, determine CR strategy and co-ordinate communication among Group companies.

We have set up a number of working groups to address specific CR issues, including our Energy Action Teams and privacy working group. Members are drawn from our Group functions and operating companies.

Paul Richardson provides an annual assessment of corporate responsibility risks and performance to the Audit Committee. This is in addition to the business and financial reporting risks process described on pages 116 and 117.

WPP's Code of Business Conduct and CR Policy set out the standards we expect employees to meet in their work. They provide guidance for our people in dealing with a wide range of ethical, social and environmental subjects. Both documents are publicly available on our website, www.wpp.com.

We have established a set of key performance indicators (KPIs) in our Corporate Responsibility Reports. These relate to marketing ethics, employment, social investment and climate change.

Strategy and goals

Our vision is for WPP and its companies to be known for their environmental, ethical and social responsibility. We have a four-point strategy for achieving this:

1 **Provide leading advice** – Be a centre of excellence for environmental and social communication.
2 **Minimise our impact** – Measure and reduce our CO_2 emissions and continue to purchase high quality carbon offset so that we are a carbon neutral company now. In 2007 we established a goal to reduce our energy consumption by 20% by 2010.
3 **Manage risk in our operations** – Comply with all laws and industry codes governing marketing material. Improve standards and measurement in marketing practices, employment, supply chain and environment.
4 **Make a contribution** – Continue to leverage pro bono work, contributing 0.4% of revenue.

Business benefits from our CR strategy

We believe that our CR strategy will benefit our business in a number of ways:

- **Generate new business opportunities.** Increasingly, leading companies are looking for marketing services companies to help them communicate their social and environmental achievements to a wide audience. Our CR program enhances our understanding of current CR issues and supports our businesses in competitive pitches.
- **Attract, retain and motivate the best people.** There is strong competition for talent in our industry and questions relating to CR are frequently raised by existing employees and new candidates during job interviews. Creating a diverse company culture, adopting leading employment practices and demonstrating our commitment to social and environmental issues can help us to attract and retain the best people. A diverse workforce also enhances our understanding of consumers in all markets.

- **Enhance our reputation.** We will reduce the risk of adverse publicity by ensuring that our work complies fully with regulations and marketing standards and carefully evaluating the risk associated with new commissions. Our pro bono work and support for charities and community organisations reinforces our reputation for making a positive contribution in society.
- **Meet investor expectations.** WPP share owners continue to show interest in our CR practices and we aim to respond constructively to their requests for information. In 2007 we responded to requests for information from the following investment organisations:
  - Carbon Disclosure Project
  - Cooperative Insurance Services (CIS)
  - Dow Jones Sustainability Index
  - Ethical Investment Research Service (EIRIS)
  - Insight Investment
  - Investec
  - Pensions Investment Research Consultants (PIRC)
  - Vigeo

WPP is included in the FTSE4Good Index but was not included in the Dow Jones Sustainability Index (DJSI) this year. We believe there are a number of reasons for this: we do not currently collect all the data required by DJSI on employment practices and environmental performance; changes in the way our Company was analysed within its DJSI sector. We have identified areas where additional information will be collected and reported in 2008.

Progress in 2007

We will publish our sixth Corporate Responsibility Report in 2008. This will provide a detailed and objective account of how we are implementing WPP's Corporate Responsibility Policy across our businesses. A summary of our progress is provided below.

In 2007 we incorporated collection of our CR data into the Group's financial data collection system. Starting in 2008, data will be submitted by all offices on a quarterly basis. We expect this to improve the consistency and accuracy of the data reported, and to further embed CR into our businesses.

We have expanded the scope of data collected on employment and the environment. This will help us respond more fully to investor requests and broaden our CR reporting.

The impact of our work

The social and environmental impact of our client work is one of the most important elements of CR for WPP. We want our companies to be known as centres of excellence for CR communication and to be capable of supporting clients by marketing products that offer environmental and social benefits.

In addition, WPP businesses work for governments producing campaigns to raise public awareness of issues such as climate change, the importance of health and wellbeing and the dangers associated with illegal drugs.

Corporate responsibility in our client work

New products, for example those that reduce society's impact on climate change, require vigorous marketing to be successful. Our companies can help their clients meet this challenge through compelling and accurate marketing that communicates their credentials and makes sustainable products more desirable. In our Corporate Responsibility Report we profile campaigns for clients which contain work with an environmental or social impact. This work is indicative of a trend emerging in many markets around the world.

Social marketing

WPP companies undertake work for clients (frequently government agencies) where the objective is to advance a social or environmental cause. These campaigns typically provide public health information, raise awareness of environmental issues or address public safety. Some examples of social marketing campaigns by WPP companies in 2007 are included in our Corporate Responsibility Report, available online at www.wpp.com.

Cause-related marketing

Cause-related marketing links brands to charities, usually through a donation for every product purchased. Executed sensitively, these campaigns benefit both the brand and the charity. Many WPP companies work on cause-related marketing. Examples from 2007 are included in our Corporate Responsibility Report, available online at www.wpp.com.

Marketing ethics

As a minimum our businesses are expected to comply with all laws, regulations and codes of marketing practice. Our Code of Business Conduct states: that we will not knowingly create work that contains statements, suggestions or images offensive to general public decency; and will give appropriate consideration to the impact of our work on minority segments of the population, whether that minority be by race, religion, national origin, colour, gender, sex or sexual orientation, gender identity or expression, age or disability.

Supporting marketing standards

Many professionals from within WPP companies play an important part in developing and revising industry codes in sensitive areas such as advertising to children and the marketing of food and pharmaceutical products.

Complaints

Most of the campaigns we produce for clients do not cause complaint, but occasionally complaints do occur relating to matters of taste or fact. In most countries these are arbitrated by government or industry organisations. Our Corporate Responsibility Report contains details of infringements in countries where these are available, and we intend to extend the scope of this.

Privacy

Privacy is particularly relevant for our digital, market research and direct marketing companies which collect data on consumers, or study lifestyles and purchasing habits, in order to better target marketing campaigns. Our operating companies comply with national data protection laws and marketing codes of practice such as the UK Data Protection Act and the EU Data Protection Directive.

During 2007 WPP set up a working group to review the significance of privacy for our companies and to identify any potential risks arising from the collection or storage of data within the Group. The working group will also consider the opportunities presented by becoming a leader in improving practices of transparent marketing.

The Group aims to develop a proactive, co-ordinated data and privacy strategy for WPP, including a monitoring solution. As part of this we are developing a Group privacy policy that will help us maintain consumer trust.

Ethical issues in client work

Sometimes the nature of the clients approaching WPP or the type of work we are asked to undertake on their behalf can give rise to ethical issues. To raise awareness of this risk, the following clauses have been added to WPP's Code of Business Conduct.

- *We will consider the potential for any new client or new commission from an existing client to have a negative impact on the reputation of WPP or the long-term interests of our share owners.*
- *We will not undertake work designed to mislead in any regard.*

Risk areas include, but are not restricted to: sensitive or controversial products; and work in countries subject to sanctions or where government advises against doing business there.

We recognise that some decisions in this area require judgement. Therefore, in cases where there is a potential risk to WPP's reputation we will elevate the decision first to the most senior person in the relevant office and then to the most senior executive of the WPP business in the country concerned, who will decide if further referral to a WPP director is required. We are developing appropriate training for our employees.

WPP as an employer

Diversity and inclusion

We want our workforce to reflect the diversity of the populations we serve. To achieve this we aim to recruit a diverse range of people and to create an inclusive workplace where everyone's views are heard. Our non-discrimination policy, introduced in 1992, commits us to select, develop and promote the best people without regard to factors such as race, religion, national origin, colour, sex, sexual orientation, gender identity or expression, age or disability. Where existing employees become disabled, our policy is to provide continuing employment and training wherever practicable.

WPP's Code of Business Conduct contains policies on human resource issues, such as harassment and discrimination. Our people can report any concerns or suspected cases of discrimination or misconduct confidentially (and anonymously if desired) through our Right to Speak helpline.

Gender diversity 2003-2007 %


Total employees
Male
Female
100
80
60
40
20
0
03
04
05
06
07
Senior managers
Male
Female
100
80
60
40
20
0
03
04
05
06
07
Board members/ executive leaders
Male
Female
100
80
60
40
20
0
03
04
05
06
07

In 2007, women accounted for 33% of board members/ executive leaders, 47% of senior managers and 55% of total employees. There are currently three women on WPP's Board and a female Company Secretary and Group chief counsel.

During 2007, WPP became an associate member of Opportunity Now, a UK organisation which helps companies promote gender equality in the workplace.

All of our major companies in the US have internal programs to promote diversity and inclusion in their workforce. These include:

- **Partnerships:** Our agencies support the work of diversity organisations such as the American Association of Advertising Agencies (AAAA) Operation Success, the Leadership, Education and Development Program in Business, and the National Black Public Relations Society.
- **Internships:** Many WPP companies participate in the AAAA's Multicultural Advertising Internship Program (MAIP) and other initiatives that allow minority students to gain experience in the marketing industry.
- **Targeted recruitment activities:** WPP companies have launched initiatives to enhance diversity recruitment at entry, mid and senior levels. This includes participating in minority recruitment fairs, and using specialised recruitment agencies and publications.
- **Raising employee awareness:** Our companies provide training and information to ensure that employees understand our policies and the importance of creating a diverse workforce.

Development and training

Staff training and welfare 2003-2007 £m


21.7
25.1
32.7
38.2
38.6
50
40
30
20
10
0
03
04
05
06
07

WPP is a people business and we aspire to high standards of employment progression and investment in the development of our teams. We offer development opportunities to enable our people to gain new skills and advance their careers. These include performance assessment, succession planning and training. Our goal is for our people at all levels to receive regular performance appraisals.

In 2007, WPP invested £38.6 million in training and wellbeing across the Group.

Training courses are co-ordinated at operating company level. These cover all aspects of company business and creative skills. Many companies in the UK are accredited as Investors in People including Banner Corporation, Coley Porter Bell, EWA, Headcount and Ogilvy Healthworld. This is a UK standard of good practice for training and development.

Employee share ownership

Share ownership gives our people a financial stake in the Company and a share in its success. WPP's Worldwide Ownership Plan, introduced in 1997, has granted share options to over 63,976 of our people. Details of this plan and other executive stock options can be found on page 132.

Communication

With 110,000[1] people in 106 countries, strong internal communication is essential. Some examples are:

- Distribution of the Annual Report and Accounts, the *Navigator* company handbook, the *Atticus Journal*, *The WIRE* (WPP's multi-award winning global newspaper), and regular *FactFiles* to all companies worldwide.
- WPP's public monthly online news bulletin *e.wire.*
- Regular communication on Group initiatives such as the Worldwide Partnership Program, *BrandZ*™, the Atticus Awards, the WPP Marketing Fellowship Program and professional development workshops.
- Periodic reports from Sir Martin Sorrell to participants in LEAP and to the Leaders, Partners and High Potential groups.
- WPP's website, Group intranet site and professional knowledge communities.
- Formal and informal meetings at operating company level.
- Our annual Corporate Responsibility Report is widely distributed across WPP and is available on our websites.

Health and wellbeing

Promoting a healthy workforce benefits our business by increasing productivity and reducing the costs of people taking time off work due to illness. We have identified two main risks to health and wellbeing associated with office workplaces, where most of our employees are based. These are work-related stress and injuries connected to workstation ergonomics.

Our companies seek to create an environment where people feel able to discuss any issues, including stress, with their manager or human resources department. Our companies also assess the risk of work-related stress through regular staff surveys and by monitoring issues raised via our Right to Speak helpline, Employee Assistance Programs and during exit interviews.

Initiatives to combat workplace stress vary by company but include:

- Employee Assistance Programs – a source of confidential advice, support and counselling.
- Flexible benefit programs, including subsidised childcare.
- Flexible work arrangements enabling people to work part-time or from home.
- Medical checks and health screening.
- Training on stress and time management.

Ensuring our workstations follow good practice design reduces problems such as repetitive strain injury or back problems.

Employee external appointments

The Company recognises that its directors and senior executives may be invited to become non-executive directors of other companies and that such exposure may be beneficial to the Group. Consequently, executives are allowed to accept non-executive appointments with non-competing companies subject to obtaining the approval of the Group chief executive in the case of senior executives and the approval of the Nomination Committee in the case of executive directors. Any fees receivable out of such appointments are retained by the individuals concerned.

Environment

In our Corporate Responsibility Policy we commit to minimising our impact on the environment. Climate change is our most significant environmental issue and we have set a target to reduce our CO_2 emissions by 20% by 2010. In 2007 WPP was carbon neutral.

Climate change is also important to our key stakeholders including investors who are asking us to disclose our carbon footprint. Many of the companies we work for are taking action on climate change and increasingly request information on our environmental credentials during pitches. Having a clear climate strategy provides an additional credential for our businesses advising clients on their response to climate change.

Our climate change strategy commits us to:

- Reduce our energy consumption by 20% by 2010.
- Achieve efficiency gains in our buildings and IT.
- Purchase renewable electricity where available.
- Offset the balance of our emissions.

The program involves changes to office design, IT purchasing, electricity sourcing and intra-office flights that collectively will enable us to achieve our target over four years.

[1] Including associates.

To implement our climate change strategy we have established Energy Action Teams in North America, Europe, Asia Pacific and Latin America. These include members of our IT, property and procurement functions. Their job is to measure and identify energy-saving initiatives, run pilot projects and provide technical guidance on energy reduction.

Energy efficiency and climate change

During 2007 we fulfilled our commitment to go carbon neutral.

Our carbon footprint in 2007 was equivalent to 244,146 tonnes of CO_2 compared to an estimated 260,000 tonnes in 2006. This has been calculated using data from our office energy use and business air travel reported by our major operating companies. The data collection covered over 95% of Group operating companies and we extrapolated data for the balance. We add an additional 15% to our CO_2 footprint to account for unmeasured impacts such as couriers and taxis.

WPP's carbon footprint

	CO_2 emissions (tonnes) 2006	2007
Office energy use	144,354	120,032
Air travel	81,733	92,269
Other	33,913	31,845
Total	**260,000**	**244,146**
Average headcount	77,686	84,848

Office energy efficiency

The energy we use in our buildings for heating, cooling, lighting and IT accounts for 49% of our emissions. In early 2007 WPP completed a detailed energy review on three buildings in the UK. These studies monitored sources of energy use and identified opportunities for reductions.

Using this initial energy review as a model, WPP commissioned eight pilot studies spread across the global property portfolio, two in Europe, three in Asia Pacific and three in the Americas.

Energy audits have now been completed on all seven sites and the results have been evaluated to find cost-effective measures to reduce the carbon footprint of our offices. We will use the results of these studies to make recommendations to all of our operating companies on how to achieve the most significant and cost-effective energy reductions.

Sustainable IT

WPP's personal and network IT equipment accounts for a large proportion of our office energy use. We aim to cut the energy used by our computers by up to 30% and have already begun introducing requirements to improve IT energy efficiency when we purchase new equipment and in use.

In the next two to three years we expect to achieve significant energy savings by reducing the number of servers we operate from 7,000 currently to 3,000. The new servers are also more energy efficient.

Travel

Employee business air travel has a significant climate impact. We aim to provide alternatives to make it easier for our people to meet with clients and colleagues without having to fly. Video-conferencing facilities are now available at most of our major offices.

Buying renewable energy

We purchase renewable energy where we can and regularly review energy sourcing across the Group to identify new opportunities. During 2007 major green energy contracts were agreed in the UK and Italy providing approximately 70% of the total WPP electricity consumption in both countries. In November 2007, Ogilvy New York, one of WPP's largest offices, took a green electricity contract for 12 months. Together our renewable electricity contracts will save approximately 20,600 tonnes of CO_2 (8% of the Group total) each year.

Carbon offset

We are reducing our CO_2 emissions as much as possible and offsetting the rest. Our operating companies meet the cost of offsetting their emissions. This provides an incentive to cut their climate impact as the more they reduce their emissions the less they will have to pay in offset costs.

We work with the CarbonNeutral Company, an offset provider, to source sufficient carbon offset agreements to neutralise the Group's footprint. All carbon offset projects supported by WPP are renewable energy projects (eg wind, hydro and solar). We do not support forestry offset. We currently fund seven projects including wind farm and hydroelectric projects in China, and wind and solar generation in India.

Supply chain

We recognise the potential impact of our purchasing decisions on the environment and also the need to consider the labour standards associated with manufacturing in certain product sectors.

Our CR supply chain vision for WPP states that:

"Across all of our spend, we want to do business with suppliers that meet high standards on the environment and employment practices. We are committed to managing corporate responsibility risks in our supply chain, both for ourselves and our clients."

WPP's Global Procurement Policy contains ethical and environmental criteria which our Group procurement teams use in supplier selection and management. We ask potential suppliers to complete a simple five-point questionnaire to raise awareness about CR issues and to make our requirements clear. In 2007, all existing and new preferred suppliers in the US, the UK and Asia Pacific completed our CR questionnaire. In addition, our procurement teams in France and Spain started including the questionnaire in all new requests for proposals (RFPs) in 2006 and this was extended regionally during 2007.

We continued our project to assess and improve the ethical and environmental credentials of selected suppliers in the UK. To date we have run three workshops to explain our policy to suppliers and engage their support.

Social investment

In 2007, the total value of our social investment was £16.3 million compared with £24.9 million in 2006.

This is equivalent to 0.3% of revenue (2% profit before tax), short of our annual guideline of 0.4%. This includes direct cash donations to charities of £3.5 million and £12.8 million worth of pro bono work. This is calculated based on fees the organisation would have paid for our work.

The value of pro bono in 2007 excludes £1.5 million of donated media space that WPP media agencies negotiated on behalf of pro bono clients. In 2006, donated media was included in the total reported.

Social investment 2001-2007 £m


Charitable donations
Pro bono work
30
25
20
15
10
5
0
01
02
03
04
05
06
07

Pro bono work 2006 %

Local community	21.1
Education	11.5
Health	26.9
Environment	6.9
Arts	14.0
Alcohol abuse	0.8
Other	18.8



Pro bono work

WPP companies have a history of supporting charities on a pro bono basis. The donation of our time and skills at no cost or minimal cost is worth much more than an equivalent cash donation. This is because the work we undertake for charities helps them recruit members, raise funds and advance causes. The benefit to the charity is usually many times the value of our input.

An example in 2007 was Grey Group's pro bono marketing and communications support for the 'Stand Up Speak Out Against Poverty' campaign helping to generate even more international attention. The event, organised by the UN, is designed to remind governments of their commitment to the Millennium Development Goals to eliminate poverty by 2015. Grey offices across the world took part, adapting the campaign messages to reflect local cultures and make it more accessible to a wider audience.

WPP the parent company

WPP, the parent company, supports a range of charities, with a particular focus on education, the arts and young people.

In the UK we support:
- Education Africa UK
- Gambian Education Development Trust
- International Business Leaders Forum
- INSEAD Trust for European Management Education
- NABS, a charity which offers financial, practical and emotional support to those in the advertising industry
- The London Business School
- The National Portrait Gallery
- The Natural History Museum
- The Royal Opera House
- University of Cambridge
- University of Oxford

WPP is also a member of:
- Business in the Community, an organisation that promotes responsible business practice
- Employers Forum on Disability
- Media Trust, which provides media support to over 5,000 charities

Many senior WPP executives also give pro bono advice and support. Sir Martin Sorrell is an active participant in programs at the following international business schools: London Business School; IESE, Spain; Indian Business School; Harvard Business School and Boston University.

For a number of years, donations from WPP have been used to build and stock a library at the Lower Basic School in Sanyang village, Gambia. During 2007, we continued our funding to add more books to its shelves and to enable the school to take on a full-time librarian. The funds were also used to build and equip a children's internet centre at the school. WPP's contribution has enabled the regional health clinic at Medina Salaam to buy drugs and to pay the salary of a local nurse.




FLAI

How we're rewarded

Compensation Committee report on behalf of the Board

Dear share owner

This has been another important and challenging year for the Compensation Committee with several key aspects of Group-wide compensation having been addressed. At all times, the committee is focused on the need for policies that enable the Company to recruit, retain and incentivise the talented people upon whom its success depends. The committee's primary responsibility is to maintain competitive levels of compensation and to reward those who make the greatest contribution to WPP's continued success. In less certain times, there is added emphasis on increasing the recognition given to our most capable individuals and to those who possess the skills to make the greatest contribution.

2007 highlights

The committee's work during 2007 included:

- a review of the total compensation packages of the Group's most senior executives relative to marketplace benchmarks to ensure competitiveness;
- a review of the total compensation package of the Group's chief executive officer;
- approving for submission to share owner approval at the EGM in December 2007, the request from the Group's chief executive officer to defer receipt of certain awards that would otherwise have vested in 2008;
- a review of the implications of significant changes in US tax regulations on compensation and adjusting the terms of several of the Group's share incentive plans to avoid our US employees being subject to a 20-point increment in tax rates;
- reviewing the total compensation packages of WPP's executive directors to evaluate their appropriateness in various circumstances, including termination of employment;
- the approval of bonuses, payable in cash and in shares for senior executives throughout the Group; and
- looking ahead to the final year (2008) of Renewed LEAP and considering what changes, if any, should be made in the long-term incentive plan that will replace it in 2009.

The changes in US tax regulations (passed in late 2007 to take effect in 2008) resulted in several ad hoc meetings of the committee, in addition to the eight regularly scheduled meetings held during the year.

The committee's discussions are frequently supported by the attendance of the Group's chief executive officer, the chief talent officer (Mark Linaugh), the director of compensation and benefits (Adrian Jackson) and the Company Secretary. We appreciate their contributions to the committee's deliberations. In addition, external advisors assisted the committee on issues relevant to its responsibilities by providing information and analyses to inform its decisions. The external advisors who have assisted the committee during the past year are referred to on page 130.

Christopher MacKenzie retired from the committee in June 2007 after six years of service. The committee members join me in appreciation for his thoughtful contributions to the committee's deliberations during his tenure. I am also grateful for the time and support given by my fellow committee members, Philip Lader and Esther Dyson, and the ongoing advice and counsel of Bud Morten, the former chairman of the committee.

Jeffrey Rosen
Chairman of the Compensation Committee
24 April 2008

Remit of the Compensation Committee

Under its terms of reference (which are reviewed regularly) the committee is responsible for:

- reviewing and approving the remuneration and terms of employment (including any termination arrangements) of executive directors and senior executives of the Company and of directors and senior executives of the operating companies;
- reviewing the Group's incentive policies and compensation plans;
- monitoring the vesting of awards under all incentive plans;
- reviewing systems implemented throughout the Group to deal with matters such as employee harassment and discrimination; and
- appointing and reviewing the performance of external advisors to the committee and to the Company in relation to executive remuneration and human resource activities.

The terms of reference for the Compensation Committee are available on the Company's website and will be on display as set out in the Notice of Annual General Meeting.

Composition of the Compensation Committee

During 2007, the Compensation Committee comprised the following:

- Jeffrey Rosen (chairman of the committee);
- Esther Dyson;
- Philip Lader; and
- Christopher Mackenzie, retired on 26 June 2007.

No member of the committee has any personal financial interest (other than as a share owner as disclosed on page 137) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group's businesses.

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives, particularly the Group chief executive (who was not present when matters relating to his own compensation or contracts were discussed and decided), the chief talent officer and the director of compensation and benefits. During the year, the committee received material assistance from Towers Perrin. Advice was also received from Hammonds solicitors on legal, tax and governance issues relating to compensation and benefits. Hammonds provide legal advice on a range of matters to the Group.

The committee receives advice on the following:

- analysis of competitive compensation practices and determination of competitive positioning;
- base salary levels;
- annual and long-term incentive plans and awards including awards made under Renewed LEAP;
- the policy for employees relating to WPP share ownership;
- pensions and executive benefits;
- changes in accounting, taxation, legal and regulatory practices;
- governance issues relating to compensation and the role of the committee; and
- policies for preventing and addressing employee harassment and discrimination.

Principles of remuneration

All executive compensation at WPP is governed by three guiding principles:

- competitiveness;
- performance; and
- alignment to share owner interests.

Competitiveness

Compensation packages for Group executives are reviewed on a regular basis (on average every 24 months). When reviewing an executive's package the committee usually consults with the Group chief executive and the Group chief talent officer.

In making its assessments, the committee considers individual and business unit performance, level of experience and scope of responsibility. It also takes into account the overall package, including both fixed and variable elements, and considers both the 'on target' and maximum levels of remuneration. The competitiveness of this total package is then reviewed in relation to the most appropriate benchmarks.

For example, for the Group chief executive three separate benchmarks for remuneration opportunities are used:

- the most senior executive position in the Company's closest industry comparators;
- the CEO position in companies of comparable size and complexity in the UK; and
- the CEO position in public companies of comparable size and complexity in the US.

A similar approach is taken for the other senior executives, including executive directors. The Compensation Committee considers data from the latest industry surveys covering the senior positions in WPP's operating companies. WPP participates in the leading global surveys of executive remuneration in the advertising, market research, healthcare, interactive, direct marketing, public relations and public affairs sectors. In addition, for heads of operating companies the committee considers public disclosures for similar positions in listed companies of comparable size and complexity in the relevant sector.

Performance

All remuneration packages for senior executives, including executive directors, have a significant element which is variable and dependent on performance as can be seen from the chart below.

Performance %



Sir Martin Sorrell
Paul Richardson
Mark Read
Fixed
Variable
0
20
40
60
80
100

Notes
i) Fixed compensation comprises salary, pension contributions and other benefits as disclosed in the table on page 136.
ii) Variable compensation comprises short-term incentive plans and the value of Executive Share Awards which are disclosed in the table on page 136 along with the expected value of the Renewed LEAP award granted in 2007 referred to in the table on page 139.

Alignment to share owner interests

WPP is committed to aligning executive performance and reward with share owner interests. This is achieved by providing significant opportunities for executives to acquire WPP shares, by using performance measures that are linked to the creation of share owner value and by operating share ownership goals for the most senior executives.

Many of our incentive plans pay out wholly or partially in WPP shares. As can be seen below, at least half of the compensation package of the executive directors was delivered in shares during 2007.

Alignment to share owner interests %



Sir Martin Sorrell
Paul Richardson
Mark Read
Cash
Shares
0
20
40
60
80
100

Notes
i) Cash compensation comprises salary, pension contributions, short-term incentive plans and other benefits as disclosed in the table on page 136.
ii) Share-based compensation comprises the value of Executive Share Awards which are disclosed in the table on page 136 along with the expected value of the Renewed LEAP awards granted in 2007 referred to in the table on page 139.

Total Shareholder Return (TSR) relative to a group of key comparators is the measure for determining long-term performance-based rewards for Group executive directors.

WPP has encouraged share ownership for its most senior executives, including executive directors, for many years. For executive directors this is achieved through participation in Renewed LEAP. Other WPP Leaders (approximately 200 people) are incentivised to own 40,000 WPP ordinary shares each.

The committee also considers the extent of any dilution of share owner value through the issue of new shares to satisfy incentive awards. The dilution, as at 24 April 2008, was well below the 10% level acceptable to the ABI. It is intended that Renewed LEAP awards, the Performance Share Awards, the Executive Share Awards and Restricted Stock Plan awards will all be satisfied with purchased shares held either in the employee share ownership plans (ESOPs) or in Treasury.

WPP Share Incentive Scheme dilution for 2003 to 2007 %



WPP
ABI Limit
5.4
6.0
7.2
6.6
5.7
10
8
6
4
2
0
03
04
05
06
07

Key elements of short- and long-term remuneration

	Objective	Participation	Performance period	Conditions	Change of Control
Short term					
Base salary[1]	To maintain package competitiveness at all levels within the Group.	All employees.	n/a	Salary levels are determined by taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.	n/a
Cash bonus	To incentivise delivery of value at all levels within the Group.	Approximately 10% of employees are eligible to receive a performance bonus.	1 year	Achievement of challenging performance goals (financial and non-financial) at the individual and business unit level.	Not applicable in relation to the cash bonuses of executive directors.
Performance share awards[2]	To incentivise delivery of value and to align with interests of share owners.	Key operating company executives.	1 year	Achievement of challenging performance goals (financial and non-financial) at operating company level. Further two-year retention period.	See note for Restricted Stock Plan.
Executive share awards[2]	To incentivise delivery of value and to align with interests of share owners.	Key parent company executives and executive directors.	1 year	Achievement of challenging individual annual bonus objectives. Further two-year retention period.	See note for Restricted Stock Plan.
Long term					
Worldwide Ownership Plan[3]	To develop a stronger ownership culture.	Employees with at least two years' employment. Not offered to those participating in other share programs or to executive directors.	n/a	3-year vesting period	Options may be exercised within one month (or a longer period if the Compensation Committee permits) of the Compensation Committee's notification of the change of control. The number of shares or ADRs is pro-rated down in accordance with the change of control date. The Compensation Committee may determine that outstanding awards are unaffected by the change of control.
Renewed LEAP	To incentivise long-term performance by comparing WPP's TSR[4] against the TSR of key comparators and to maximise alignment with share owner interests through a high level of personal financial commitment.	Participation offered only to those key executives (currently no more than 20 people) whose contributions transcend their day-to-day role, including executive directors.	5 years	Relative TSR performance against a group of key communication services comparator companies, subject to a fairness review by the Compensation Committee.	On a change of control, the Investment Period for all outstanding awards ends, the number of vesting shares are determined at that date and any other rights cease. The number of shares that vest may be reduced to prevent adverse US tax provisions applying. The Compensation Committee may determine that outstanding awards are exchanged for equivalent awards.
Restricted Stock Plan	To encourage a share ownership culture and long-term retention as well as supporting recruitment.	Directors and senior executives of the operating companies and senior executives of the parent company.	n/a	Typically 3-year retention period.	The vesting period for all outstanding awards is deemed to end. The Compensation Committee may determine that outstanding awards are exchanged for equivalent awards or that outstanding awards are unaffected by the change of control.
Executive Stock Option Plan	To provide a tool to promote retention and recruitment.	Occasional use only to deal with special situations.	3 years	Conditions are determined at the time of grant of the award.	Options may be exercised within one month (or a longer period if the Compensation Committee permits) of the Compensation Committee's notification of the change of control. The number of shares or ADRs is pro-rated down in accordance with the change of control date. The Compensation Committee may determine that outstanding awards are unaffected by the change of control.

Notes

1 Base salary is the only pensionable element of remuneration.
2 Awards are granted under the Restricted Stock Plan.
3 Since its first adoption in 1997, grants have been made annually under the Worldwide Ownership Plan (WWOP) and as at 31 December 2007 options under this plan had been granted to approximately 64,000 employees for over 30 million ordinary shares of the Company.
4 Total Shareholder Return (TSR) is the return on investment that share owners receive over time and takes into account the share price appreciation/depreciation and dividends received.

Elements of remuneration

The principal elements of WPP executive remuneration currently comprise the following:

- base salaries (fixed);
- annual cash incentives (variable); and
- share plans (variable).

Pension contributions, life assurance, health and disability, and other benefits are also provided.

Base salary

The Compensation Committee believes that base salary is only one element of compensation and therefore should only be reviewed in the context of the total compensation being provided to an executive.

As noted in last year's Report and Accounts Sir Martin Sorrell's base salary was increased from £840,000 to £1,000,000 on 1 January 2007. This is the first increase to Sir Martin's base salary since September 1999.

With effect from 1 July 2007 Paul Richardson's base salary was increased from £450,000 to £500,000. Paul Richardson's base salary was last increased in May 2003.

Annual cash incentives

The annual cash bonus is paid under plans established for each operating company as well as the parent company. Challenging performance goals are established and these must be achieved before any bonus becomes payable. Each executive's annual incentive opportunity is defined at a 'target' level for the full achievement of objectives. Awards in excess of the target level may be paid up to a prescribed maximum for superior performance.

In the case of the Group chief executive and other parent company directors, the annual cash bonus is based on Group and individual performance:

- one-third is based on Group financial results;
- one-third is based on individual strategic objectives determined prospectively by the committee at the commencement of each year; and
- one-third is based on the achievement by the individual director of key business objectives assessed by the committee at the end of each year.

Where appropriate, performance objectives relating to environmental, social and governance issues are measured in the second and third sections above.

The table below shows how the objectives for the Group chief executive are aligned with the overall objectives of WPP, as outlined on pages 22 to 25.

	Performance measure	Relevance to WPP objective	Performance in 2007
1/3	Group financial results: Absolute financial performance.	Objectives 1, 2 & 5	Margin improvement in line with target (headline PBIT margin up 0.5%) and operating profit growth above target (Reported operating profit up 8.5%).
1/3	Strategic objectives: relative financial performance of WPP against its peer group.	Objectives 1, 2, 3 & 5	Strong relative performance in both TSR and margin improvement.
1/3	Key business objectives (amongst others): Development of the Group in fast-growing geographies and practice areas, attracting and retaining talent and enhancing creative reputation.	Objectives 4, 5 & 6	Continued leadership in key growth markets (e.g., BRIC), practice areas (e.g., media investment management), technologies (e.g., digital media) and client service initiatives (e.g., super-agency global solutions); strong talent management; growing creative acclaim.

As a percentage of base salary, the target, maximum and actual bonuses for 2007 paid to executive directors were as follows:

	Target	Maximum	Actual
Sir Martin Sorrell	100	200	165
Paul Richardson	80	120	96
Mark Read	50	75	70

In some countries an opportunity exists to defer part of the annual bonus for four years in the form of WPP shares. At the end of the deferral period a 25% match is applied to the original shares, subject to continuous employment.

Share plans

Following the policy review in 2005, the committee continues to believe that share plans approved by share owners later that year remain appropriate in terms of grant levels, performance criteria and vesting schedules. None of WPP's share awards are pensionable and, other than the stock option awards, all will be satisfied out of one of the Company's ESOPs or WPP shares held in treasury.

Renewed Leadership Equity Acquisition Plan (Renewed LEAP)

2007 was the fourth year of operation for Renewed LEAP and awards were once again granted to the Group's key executives.

Under Renewed LEAP, which was approved by share owners in 2004, participants have to commit to acquire and retain WPP shares (investment shares) in order to have the opportunity to earn additional WPP shares (matching shares). The number of matching shares that a participant can receive at the end of the investment and performance period depends on the Company's TSR performance measured over five years (four years in the case of awards made in 2004).

Because relative TSR may not always reflect the true performance of the Company, the Compensation Committee is required to perform a 'fairness review' on the basis of which it may, in exceptional circumstances, decide to vary the number of matching shares that will vest. Factors the committee considers in its fairness review of any awards include, amongst others, various measures of the Group's financial performance (such as growth in revenues and in earnings per share) and any evidence of distortions in the share price of either WPP or the peer group (such as bid price premia).

For awards made in respect of LEAP programs commencing in 2005, 2006 and 2007 the vesting schedule is as follows:

Rank compared to peer group*	Number of matching shares
1	5
2	5
3	4.5
4	3.5
5	2.5
Median	1.5
Below median	0

Notes
* For actual performance between these positions the match is calculated on a pro rata basis.

The comparator companies for the awards made in 2007 were: Aegis, Arbitron, Dentsu, Gfk, Havas, Interpublic, Ipsos, Omnicom, Publicis and Taylor Nelson Sofres.

Vesting of the 2004-2007 LEAP Award

For awards made in respect of the LEAP program commencing in 2004 the vesting schedule was as follows:

Rank compared to peer group*	Number of matching shares
1	4
2	4
3	3.6
4	2.8
5	2
6	1.6
Median	1.2
Below median	0

Notes
* For actual performance between these positions the match is calculated on a pro rata basis.

TSR results indicated a vesting level of 3.27 matching shares reflecting a ranking between third and fourth place against the peer group of 13 companies. The committee then undertook its fairness review, the purpose of which was to ensure that the TSR ranking accurately reflected the true underlying performance of the Company and took into account any exceptional circumstances deemed relevant by the committee.

The committee compared WPP's financial performance to that of the peer group. It was noted that over the investment and performance period, WPP ranked first on margin improvement, and between third and fifth on other key measures such as growth in EBITDA, EBITA, EPS and Revenue. The committee was therefore comfortable that the TSR ranking was consistent with WPP's relative competitive performance over the period.

However, the committee noted two exceptional circumstances that materially affected the TSR performance of WPP relative to that of its peers.

First, based on the advice of WPP's broker, the committee concluded that the ending share prices of two of WPP's comparator companies (Aegis and Ipsos) contained an element of 'bid premium'. The committee concluded that including these premia did not reflect the underlying performance of these companies and therefore adjusted the TSR data accordingly. Removing the bid premia had no effect on WPP's ranking, but increased the vesting percentage by moving its TSR closer to that of the company ranked above it.

Second, it was also noted that there had been relatively large currency swings over the performance period that dampened the TSR performance of comparator stocks denominated in US dollars or Japanese yen. The committee determined that this currency factor, which was outside management control, had materially affected WPP's relative TSR ranking and vesting percentage.

The fairness review took both of these factors into account, each of which had a different impact on the results. The committee's judgement was to make an overall net reduction of 0.67 in the number of matching shares vesting from 3.27 to 2.60. This implies a ranking between fourth and fifth place against the peer group of 13 companies; the committee felt this was a fair reflection of WPP's true relative underlying performance over the period in question. As a result the number of ordinary matching shares that actually vested (including additional shares from reinvested dividends) along with the number at median and maximum, are shown in the following table.

	Median**	Maximum**	Actual
Sir Martin Sorrell*	1,238,899	4,129,664	2,823,786
Paul Richardson	37,168	123,892	84,715

Notes
* Sir Martin deferred receipt of the shares until November 2011.
** Not including additional shares from reinvested dividends.

Performance Share Awards (PSA) / Executive Share Awards (ESA)

Approximately 1,000 executives in the operating companies are eligible to receive PSAs. The size of each award depends on the extent to which annual performance targets are met. These awards are granted under the WPP Restricted Stock Plan but funded from the incentive pools at each operating company ensuring a significant proportion of these pools are delivered in shares. The ESA is the equivalent award at the parent company.

As a percentage of base salary, the target, maximum and actual awards for 2007 to executive directors were as follows:

	Target	Maximum	Actual
Sir Martin Sorrell	67	100	88
Paul Richardson	100	133	113
Mark Read	67	100	93

Leaders and Partners programs

To further align the interests of our key executives in the operating companies with the interests of share owners annual awards of restricted stock are granted under either the WPP Leaders or the WPP Partners programs. In both cases grants of restricted stock are made to participants which vest three years after grant provided the participant is still employed within the WPP Group. Some executives at the parent company participate in these programs but no awards are made to executive directors.

Other share awards

In order to attract or retain key talent it is sometimes necessary to make special grants of shares, usually from the Restricted Stock Plan or occasionally from the Executive Stock Option Plan. No such awards were made to executive directors in 2007.

Retirement benefits

All pension benefits for the Company's executive directors are currently on a defined contribution basis and only base salary is pensionable under any Company retirement plan. Details of pension contributions for the period under review in respect of executive directors are set out on page 136.

The form and level of Company-sponsored retirement programs vary depending on historical practices and local market considerations. The level of retirement benefits is regularly considered when reviewing total executive remuneration levels.

Policy on directors' service contracts, notice periods and termination payments

The Company's policy on the duration of directors' service contracts is that no executive directors have fixed term contracts and the notice period for each is shown in the table below. None of the contracts of parent company executive directors contain liquidated damages provisions. There were no payments in 2007 in respect of termination of employment of any executive director.

Executive director	Contract/effective date	Notice period
Sir Martin Sorrell	1 April 2005	"At will"
Paul Richardson	1 January 2005	12 months
Mark Read	9 September 2002	6 months

Non-executive director*	Contract date
Philip Lader	26 February 2001
Colin Day	25 July 2005
Esther Dyson	29 June 1999
Orit Gadiesh	28 April 2004
David Komansky	28 January 2003
Bud Morten	2 December 1991
Lubna Olayan	18 March 2005
John Quelch	10 July 1991
Koichiro Naganuma	23 January 2004
Christopher Mackenzie	14 March 2000
Jeffrey Rosen	20 December 2004
Tim Shriver	6 August 2007
Paul Spencer	28 April 2004

Notes
* The notice period applicable to all non-executive directors is two months.

WPP total return to share owners relative to relevant comparators Rebased to 31 December 2002*



WPP
FTSE 100
Omnicom
Interpublic
200
150
100
50
0
31.12.02
31.12.03
31.12.04
31.12.05
31.12.06
31.12.07

Notes
* Measured on a common currency basis.

For share owners' information, the Company's TSR for the period from 31 December 2002 to March 2008 is shown on this graph. The FTSE 100 is the Index the Board considers most relevant for the purpose of comparison and Interpublic and Omnicom are shown as these are the companies with whose performance that of the Company is most commonly compared.

Directors' remuneration*

* Information that has been audited

The compensation of all executive directors is determined by the Compensation Committee which is comprised wholly of non-executive directors who the Company considers to be independent. The Compensation Committee is advised by independent remuneration consultants as well as by Group executives as referred to on page 130. The compensation of the chairman and non-executive directors is determined by the Board which is similarly advised.

Remuneration of the directors who were directors during the year ended 31 December 2007 is set out in the table below. All amounts shown constitute the total amounts which the respective director received during 2007 and for the annual bonus and awards of ESAs in respect of 2007 but received in 2008. No compensation payments for loss of office have been made during 2007 to any individuals who have been directors of the Company.

		Salary and fees		Other benefits[1]		Short-term Incentive plans (annual bonus)[2]		Value of ESA[8]		Total annual remuneration		Pension contributions	
Chairman	Location	2007 £000	2006 £000	2007 £000	2006 £000	2007 £000	2006 £000	2007 £000	2006 £000	2007 £000	2006 £000	2007 £000	2006 £000
P Lader[3,9]	USA	313	213	–	–	–	–	–	–	313	213	–	–
Executive directors													
Sir Martin Sorrell[3,4,11,12,13]	UK	1,003	832	35	34	1,650	1,613	885	815	3,573	3,294	400	337
M Read	UK	275	225	1	1	191	180	255	240	722	646	27	23
P W G Richardson[3,5]	USA	469	447	82	98	481	501	567	566	1,599	1,612	95	90
Non-executive directors													
C Day	UK	62	50	–	–	–	–	–	–	62	50	–	–
E Dyson[3]	USA	68	56	–	–	–	–	–	–	68	56	–	–
O Gadiesh[3]	USA	60	50	–	–	–	–	–	–	60	50	–	–
D Komansky[3]	USA	65	51	–	–	–	–	–	–	65	51	–	–
C Mackenzie	UK	68	54	–	–	–	–	–	–	68	54	–	–
S W Morten[3]	USA	75	63	–	–	–	–	–	–	75	63	–	–
K Naganuma[10]	Japan	–	–	–	–	–	–	–	–	–	–	–	–
L Olayan	KSA	60	50	–	–	–	–	–	–	60	50	–	–
J A Quelch[3,7]	USA	70	87	64	52	–	–	–	–	134	139	–	–
J Rosen[3]	USA	75	60	–	–	–	–	–	–	75	60	–	–
T Shriver[3,6]	USA	24	–	–	–	–	–	–	–	24	–	–	–
P Spencer	UK	70	60	–	–	–	–	–	–	70	60	–	–
Total remuneration		**2,757**	**2,298**	**182**	**185**	**2,322**	**2,294**	**1,707**	**1,621**	**6,968**	**6,398**	**522**	**450**

Notes

1 Other benefits include items such as healthcare, life assurance and allowances for cars and housing.

2 Bonus entitlement for the year (paid in the following year).

3 For 2007 all amounts payable in US dollars have been converted into pounds sterling at $2.0019 to £1 ($1.8432 for 2006). The amounts paid to Sir Martin Sorrell and Paul Richardson were paid part in US dollars and part in pounds sterling.

4 The amount of salary and fees comprise the aggregate of salary paid under the UK Agreement and the salary paid under the US Agreement.

5 Neither Paul Richardson nor the Company received any payment from Chime Communications PLC or STW Communications Group Limited in respect of his non-executive directorships in those companies.

6 Timothy Shriver was appointed to the Board on 8 August 2007.

7 In addition to fees paid to John Quelch in 2007 as a non-executive director of the Company additional fees were received by him of £10,016 (£37,000 in 2006) for consulting services.

8 Shares under these awards are deferred for two years.

9 The chairman's fee was increased with effect from 1 January 2007. This was the first increase since February 2001.

10 Mr Naganuma received no remuneration from the Company given his executive position with Asatsu DK.

11 During 2007 an amount of approximately £6,000 was paid to Sir Martin Sorrell in respect of tax liabilities incurred by him on expenditure on various items considered by the UK Tax authorities as benefits in kind but which the committee consider to be essential to his ability to deliver his services successfully to the Group (£193,000 in 2006).

12 Payments of amounts equal to the dividends that would be payable (totalling £731,806) were made to Sir Martin Sorrell in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now compromise the awards granted under the Capital Investment Plan in 1995) during 2007 (£597,410 during 2006).

13 The Company has agreed to contribute to the expenses of maintaining an apartment in New York recently purchased by Sir Martin Sorrell, in lieu of his contractual right to be provided with accommodation whilst working there, as he is required to spend a considerable amount of time in New York due to the size of the Company's business in the US. The Company has not made any payments to date. The committee will review the position regarding these expenses on a regular basis.

Directors' interests

Ordinary shares

Directors' interests in the Company's share capital, all of which were beneficial, were as follows[1]:

	At 1 Jan 2007 or appointment date	Shares acquired through long-term incentive plan awards in 2007		Movement during 2007 inc. shares purchased in 2007	At 31 Dec 2007 or earlier retirement or resignation	Shares acquired through long-term incentive plan awards in 2008[2]		Other movements since 31 Dec 2007	At 24 April 2008
		Vested	(sold)			Vested	(sold)		
C Day	5,240	–	–	–	5,240	–	–	–	5,240
E Dyson	35,000	–	–	–	35,000	–	–	–	35,000
O Gadiesh	–	–	–	–	–	–	–	–	–
D Komansky	10,000	–	–	–	10,000	–	–	–	10,000
P Lader	11,950	–	–	–	11,950	–	–	–	11,950
C Mackenzie	30,000	–	–	–	30,000	–	–	–	30,000
S W Morten	20,000	–	–	–	20,000	–	–	–	20,000
K Naganuma[5]	–	–	–	–	–	–	–	–	–
L Olayan	–	–	–	–	–	–	–	–	–
J A Quelch	12,000	–	–	–	12,000	–	–	–	12,000
M Read[3, 6]	23,070	8,746	(3,594)	220	28,442	53,886	(22,138)	–	60,190
P W G Richardson[3, 6]	188,176	52,454	(26,280)	–	214,350	154,249	(77,280)	–	291,319
J Rosen	5,000	–	–	7,000	12,000	–	–	–	12,000
T Shriver[4]	–	–	–	–	–	–	–	5,000	5,000
P Spencer	10,000	–	–	–	10,000	–	–	–	10,000
Sir Martin Sorrell[3, 6, 7, 8, 9]	13,644,401	97,914	–	(134,228)	13,608,087	2,947,094	–	–	16,555,181

Notes

1 Save as disclosed above and in the Report of the Compensation Committee, no director had any interest in any contract of significance with the Group during the year.
2 Further details of long-term incentive plans are given in the notes on pages 133 and 139.
3 Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. As at 31 December 2007, the Company's ESOPs held in total 43,889,384 shares in the Company (51,134,155 in 2006).
4 Timonthy Shriver was appointed to the Board in August 2007.
5 K Naganuma is a director of Asatsu-DK, which at 24 April 2008 had interests in 31,295,646 shares representing 2.65% of the issued share capital of the Company.
6 Interests include investment shares committed to the 2005, 2006 and 2007 awards under Renewed LEAP but do not include matching shares from these plans, if any.
7 Sir Martin Sorrell gifted 134,228 shares to the JMMRJ Sorrell Foundation, a charity providing benefits for educational institutions, cancer research and other charitable purposes.
8 Includes 2,823,786 shares pursuant to the vesting of LEAP 2004-2007, the receipt of which has been deferred until November 2011.
9 Includes 3,636,950 shares which originally formed part of the Capital Investment Plan (an award in respect of 4,691,392 shares in total, some of which have been received by Sir Martin Sorrell) and now comprise the UK and US Deferred Stock Units Awards Agreements.

Option Awards held by executive directors in the year ended 31 December 2007

	Grant/ Award date	Exercise price	At 1 Jan 2007 (no. of shares)	Granted (lapsed) 2007 (no. of shares)	Exercised 2007 (no. of shares)	Share price on exercise	Value on exercise	At 31 Dec 2007 (no. of shares)	Share price 31 Dec 2007[1]	Percentage of maximum vesting potential
M Read[2]	Nov 2003	£5.595	10,615	–	–	–	–	10,615	£6.470	100%
	Oct 2004	£5.535	9,879	–	–	–	–	9,879	£6.470	100%

Notes
[1] Share price 12-month high/low: £5.765/£7.875.
[2] All option awards were granted prior to becoming an executive director.

ESA and Restricted Stock Awards held by executive directors in the year ended 31 December 2007[1,2]

	Award date	No. of shares originally awarded	Dividend shares[6]	Total shares vesting	Vesting date	Share price on vesting	Value on vesting
Sir Martin Sorrell	24.02.06[3]	119,505			06.03.08	–	–
	23.02.07[3]	104,587			02.03.09		
P W G Richardson	24.02.06[3]	67,390			06.03.08	–	–
	08.05.07[3]	75,441			02.03.09	–	–
M Read	06.03.05[4]	19,262			06.03.08	–	–
	10.03.05[4]	4,816	142	4,958	10.03.07	£7.641	£37,886
	24.02.06[3]	32,684			06.03.08	–	–
	16.03.06[5]	3,601			16.03.10	–	–
	23.02.07[3]	30,798			02.03.09	–	–
	27.04.07[5]	9,526			16.03.11	–	–

Notes
[1] These awards which are made on satisfaction of previous performance conditions are subject to continuous employment until the vesting date.
[2] Grants made in relation to 2007 ESA award were made on 3 March 2008.
[3] Grant made in relation to ESA awards.
[4] Grants prior to becoming a Board Member.
[5] Grant made in relation to the Annual Bonus Deferral Program.
[6] Additional shares granted in lieu of dividends during the vesting period.

Other Long-Term Incentive Plan awards

Performance Share Plan awards to directors up to and including 31 December 2007[1,2,3]

	Grant date	Share price on grant date	At 01.01.07 (no. of shares)	Granted (lapsed) 2007 (no. of shares)	Performance period ends	Vested 06.03.07 (no. of shares)	Share price on vesting	At 31.12.07 (no. of shares)	Value received from vested awards	Percentage of maximum vesting potential
M Read	30.04.04	£5.56	6,646	(2,858)	31.12.06	3,788	£7.407	–	£28,058	57%
P W G Richardson	30.04.04	£5.56	92,025	(39,571)	31.12.06	52,454	£7.407	–	£388,527	57%
Sir Martin Sorrell	30.04.04	£5.56	171,779	(73,865)	31.12.06	97,914	£7.407	–	£725,249	57%

Notes

[1] No awards have been made under PSP since 2004.

[2] The comparator group for this award was as follows (for companies which subsequently delisted, the date of delisting is shown in brackets): Aegis Communications, Arbitron, Dentsu, Digitas, Grey Global Group (delisted March 2005), Gfk, Havas Advert sing, Ipsos, Omnicom, Publicis, Taylor Nelson Sofres, Interpublic and VNU. Details of the treatment of delisted companies for the purposes of TSR calculation are set out in note 1 to the table on Renewed LEAP below.

[3] The performance condition relates WPP's Total Shareholder Return (TSR) compared to the TSR results for a comparator group of communications services companies. No vesting takes place if the WPP TSR is below the median TSR result for the comparator group and the full vesting occurs if WPP TSR is at least equal to the second highest result within the comparator group. Between these levels awards vest on a sliding scale according to TSR performance.

Renewed Leadership Equity Acquisition Plan[1]

					At median level of performance			At maximum level of performance		
Name	Grant/ award date	Share price on grant date	Performance period	Share units	Number of matching units at 01.01.07	Granted/ (lapsed) units	Number of matching units at 31.12.07	Number of matching units at 01.01.07	Granted/ (lapsed) units	Number of matching units at 31.12.07
M Read	15.12.05	£6.175	01.01.05 - 31.12.09	Ords	15,255		15,255	50,850		50,850
	15.11.06	£6.84	01.01.06 - 31.12.10	Ords	24,788		24,788	82,625		82,625
	11.12.07	£6.23	01.01.07 - 31.12.11	Ords		22,311	22,311		74,370	74,370
P W G Richardson	28.10.04	£5.535	01.01.04 - 31.12.07	Ords	37,168		37,168	123,892		123,892
	15.12.05	£6.175	01.01.05 - 31.12.09	Ords	122,037		122,037	406,790		406,790
	15.11.06	£6.84	01.01.06 - 31.12.10	Ords	99,153		99,153	330,510		330,510
	11.12.07	£6.23	01.01.07 - 31.12.11	Ords		89,246	89,246		297,485	297,485
Sir Martin Sorrell	28.10.04	£5.535	01.01.04 - 31.12.07	Ords	1,238,899		1,238,899	4,129,664		4,129,664
	15.12.05	£6.175	01.01.05 - 31.12.09	Ords	305,091		305,091	1,016,970		1,016,970
	15.11.06	£6.84	01.01.06 - 31.12.10	Ords	234,804		234,804	782,680		782,680
	11.12.07	£6.23	01.01.07 - 31.12.11	Ords		223,113	223,113		743,710	743,710

Notes

[1] All awards shown in the above table, are dependent on WPP's TSR performance against a comparator group over the relevant performance period and maintenance of a participant's holding of Investment Shares and continued employment throughout the Investment Period. The comparator group for the awards made in 2004 comprises of Aegis, Arbitron, Dentsu, Digitas, Gfk, Grey Advertising, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis, Taylor Nelson Sofres, and VNU. The comparator group for the awards made in 2005 remained the same with the exception of the removal of Digitas and Grey Advertising. The comparator group for the awards made in 2006 and 2007 was the same as for the awards in 2005 with the exception of the removal of VNU. Where a company delists during the performance period, the committee deems this to be a disposal and the proceeds are treated as being reinvested in an index that tracks the TSR of the remaining companies.

Jeffrey Rosen
Chairman of the Compensation Committee
on behalf of the Board of Directors of WPP Group plc
24 April 2008



Operating & financial review

Competitive performance

Our Media Investment Management businesses continued to show strong growth, along with direct, internet and interactive (part of Specialist Communications) and Public Relations & Public Affairs. This makes it four years in a row, when like-for-like revenue growth in Media Investment Management was 14% or over, almost three times the average for the Group, as a whole, of 5-6% over the same period. Direct and digitally-related activities now account for over 23% of the Group's revenues, which are running at the rate of over $12 billion per annum. Brand advertising, particularly in the new faster growing markets, along with Information, Insight & Consultancy and Branding & Identity, show consistent growth. Public Relations & Public Affairs also continues to show significant improvement over last year, following a strong year in 2006.

The new technologies have demonstrated the power of editorial publicity through fast-growing new applications of new technology such as MySpace, YouTube, Facebook, Flickr and Wikipedia, along with the difficulties of making money on social networking sites through advertising, as even Facebook found out with Beacon. Media Investment Management and Information, Insight & Consultancy combined, grew their gross margins by well over 10% on a like-for-like basis, ahead of independent competitors.

Estimated net new billings of £5.03 billion ($9.81 billion) were won last year, reflecting an historically unprecedented run of net new business wins in the second half of 2007. The Group was ranked first in the major new business surveys for 2007.

In these circumstances, there is no reason to believe that the Group cannot achieve the revised margin targets set with the announcement of last year's results, to achieve margins of 15.5% in 2008 and 16.0% in 2009. Budgets and incentive targets for 2008 include the operating margin target of 15.5% previously set for 2008. Nor is there any reason why operating margins could not be improved beyond these levels by continuing focus on revenue growth and careful husbandry of costs. Our ultimate objective continues to be to achieve a 19% margin over a period of time and to continue to improve the return on capital employed. We believe we can continue to make the necessary investment in talent and the application of technology, whilst, at the same time, improving operating margins, at around current levels of like-for-like revenue growth.

Revenue per head[2] £000


WPP
07 72.9
06 76.0
Advertising and Media Investment Management
07 66.9
06 68.4
Omnicom[1]
07 93.2
06 96.4
IPG[1]
07 77.0
06 79.0

Headline PBIT[3] margins %


WPP
07 15.0
06 14.5
Advertising and Media Investment Management
07 16.3
06 15.8
Omnicom[1]
07 13.5
06 13.4
IPG[1]
07 5.9
06 2.8

Notes

1 The figures above for Omnicom and IPG (The Interpublic Group) have been derived from their respective 10-K filings with the SEC. As both these companies report under US GAAP, the above figures should be read as indicative of their financial performance as they are not directly comparable with WPP's IFRS reporting. Additionally, adjustments have been made to conform the reported results of these companies to a presentation that is comparable – as far as the information disclosed in the Company's 10-K filings allows – to that of WPP.

2 Revenue per head has been calculated as reported revenue divided by the average number of employees in the relevant year. For Omnicom and IPG, who do not report average headcount in their 10-K filings, it has been estimated as the average of opening and closing headcount for the year. Additionally, revenue for these US dollar-reporting companies has been converted into sterling using the average exchange rates shown on page 160.

3 The calculation of Headline PBIT is set out in note 31 of the financial statements.

Geographic performance

The US continues to grow, with like-for-like growth of almost 4%, Latin America remained one of the fastest growing regions, as it has been over the last three years, accelerating in the second half to almost 14%.

Asia Pacific remained strong across the region, with Mainland China and India growing fastest, with like-for-like growth rates of over 31% and almost 23% respectively.

Continental Europe, although relatively more difficult, improved significantly in the second half, with like-for-like growth of almost 5%. In the final quarter, like-for-like growth was over 6%. In the UK, 2% like-for-like growth in the second half was broadly similar to the first half. As seen in the first half, but even more pronounced in the second half, rates of growth in Europe continue to be two-paced, with Western Continental Europe softer and Central and Eastern Europe, Russia and the other CIS countries, in particular, more buoyant.

Of the big five Western European markets, Spain remains a stronger growth market (though there are now real estate bubble worries), although Germany and Italy began to show some renewed signs of life.

The faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe accounted for over 24% of revenues in 2007, against the target of one-third over the next 5-10 years.

Constant currency[1] revenue growth %

North America	07	7.6
	06	10.3
UK	07	4.0
	06	6.0
Continental Europe	07	7.0
	06	9.0
Asia Pacific, Latin America, Africa & Middle East	07	13.7
	06	18.3

Headline PBIT[2] margins by geography %

North America	07	17.3
	06	17.0
UK	07	12.0
	06	11.4
Continental Europe	07	13.5
	06	12.7
Asia Pacific, Latin America, Africa & Middle East	07	15.0
	06	14.5

Revenue by geography £m



North America
UK
Continental Europe
Asia Pacific, Latin America Africa & Middle East
6,000
5,000
4,000
3,000
2,000
1,000
0
03
04
05
06
07

Notes

[1] See definition on page 190.

[2] The calculation of Headline PBIT is set out in note 31 of the financial statements.



Sector performance

Advertising and Media Investment Management

In constant currencies, Advertising and Media Investment Management revenue grew by over 5%. Like-for-like revenue growth was 4.5%. On a constant currency basis, the combined operating margin of this sector is now 16.0%.

In 2007, Ogilvy & Mather Worldwide, JWT, Y&R Advertising, Grey and United Group generated estimated net new billings of £723 million ($1.4 billion).

Also in 2007, GroupM, the Group's Media Investment Management company, which includes MindShare, Mediaedge:cia, MediaCom and MAXUS, generated estimated net new billings of £3.686 billion ($7.188 billion).

Information, Insight & Consultancy

On a constant currency basis Information, Insight & Consultancy revenues grew over 4%, with like-for-like revenues up almost 3%. Gross margin grew by 4.0% on a like-for-like basis. Overall margins improved by 0.3 margin points to 11.3%.

Strong performances were recorded by Millward Brown (MaPS in the US, Canada, Millward Brown and Dynamic Logic in the UK, Hungary, Italy, Centrum in the Netherlands, Poland, Spain, Turkey, Impact in South Africa, Australia ACSR in China, the Philippines, Singapore, Colombia, Brazil and Mexico); BMRB International in the UK; Mediafax; Research International (in the UK, Italy, SIFO in Norway, South Africa, Mexico, New Zealand, Hong Kong, Malaysia, Singapore and Thailand); Ziment in the US and All Global in the UK; IMRB in India; Lightspeed Research in the UK; Mattson Jack in the US, Icon Added Value in Germany, Spain, Japan; RMS Instore in the UK.

Constant currency[1] revenue by growth %

Advertising and Media Investment Management	07	5.1
	06	8.5
Information, Insight & Consultancy	07	4.5
	06	11.2
Public Relations & Public Affairs	07	12.6
	06	12.4
Branding & Identity, Healthcare and Specialist Communications	07	14.1
	06	14.6

Headline PBIT[2] margins by sector %

Advertising and Media Investment Management	07	16.3
	06	15.8
Information, Insight & Consultancy	07	11.5
	06	11.1
Public Relations & Public Affairs	07	16.6
	06	15.0
Branding & Identity, Healthcare and Specialist Communications	07	14.2
	06	14.1

Revenue by sector £m


Advertising and Media Investment Management
Information, Insight & Consultancy
Public Relations & Public Affairs
Branding & Identity, Healthcare and Specialist Communications
6,000
5,000
4,000
3,000
2,000
1,000
0
03
04
05
06
07

Notes

[1] See definition on page 190.

[2] The calculation of Headline PBIT is set out in note 31 of the financial statements.





Public Relations & Public Affairs

Public Relations & Public Affairs continued its strong growth with constant currency growth of over 12% and like-for-like growth of over 8%. Particularly strong were Hill & Knowlton, Burson-Marsteller, Ogilvy Public Relations Worldwide, Finsbury and Clarion in the UK and Public Strategies in the US.

Operating margins continued to improve and are now over 16.5% on a constant currency basis, an improvement of 1.5 margin points over the previous year.

Branding & Identity, Healthcare and Specialist Communications

The Group's Branding & Identity, Healthcare and Specialist Communications revenues rose by over 14%. Like-for-like revenues rose by over 6%. Operating margins were down slightly by 0.2 margin points. The Group's direct, internet and interactive businesses showed particularly strong revenue growth.

Several companies performed particularly well:

- in Branding & Identity – Landor Associates in New York and Chicago in the US, the UK, France, Germany, Italy, Dubai, Hong Kong and Australia; The Brand Union (formerly Enterprise IG) in the US, France, Germany, Ireland, Spain, South Africa, China, Hong Kong, Japan, Singapore and Ray & Keshavan in India; Addison and The Partners in the UK; FITCH in the UK, Peclers in France, Norway and Dubai.
- in Healthcare Communications – Sudler & Hennessey in the UK, France, Germany, Italy, Sydney in Australia, China and India; Grey Healthcare Group in Catalyst online, Innovative Customer Solutions, BrandEdge and Insight Medical Communications in the US; WG Consulting and Grey Healthcare in the UK, Australia and Japan; Ogilvy Healthworld in the US, Canada, the UK, France, the Netherlands, Spain, Switzerland and Turkey.
- in promotion and direct marketing – OgilvyOne (Global Strategies), Eicoff, The Lacek Group, Leopard, San Francisco and Neo@Ogilvy in the US; Neo@Ogilvy in Canada; Neo@Ogilvy and OgilvyOne in the UK, Ireland, Denmark, France, Portugal, Italy, Sweden, the Czech Republic, Poland, Russia, Argentina, Brazil, Chile, China, Hong Kong, India, Indonesia, Malaysia and Singapore); 141 Worldwide; Wunderman in San Francisco, Seattle; RTC, KBM, Fortelligent, Studiocom and ZAAZ in the US and Canada; Burrows, GT and iMpact in the UK, Belgium, Denmark, Germany, the Netherlands, Italy, Switzerland, the Czech Republic; AquaOnline in South Africa, Argentina, Brazil, Mexico, Singapore, Thailand; RMG Connect in the US, Canada, Mexico, Hong Kong, India, Japan and Singapore; G2 in direct and digital and interactive marketing in the US; Joshua in the UK, Germany, Russia, Colombia, Chile, China, Hong Kong, Japan, Korea and Taiwan.
- in Specialist Communications – Bridge, VML and The Geppetto Group in the US; Metro Group, The Farm, Spafax and Headcount in the UK.

Manufacturing

Revenues and profits at Wire & Plastic Products, the original manufacturing company on which WPP was founded and which now accounts for less than 1% of the Group's revenue, were flat.



Review of operations

The financial world's sub-prime and insurance monoline credit crisis had little or no impact on the Group's financial performance in 2007 Despite the lack of any maxi-quadrennial or mini-quadrennial events, the Group's financial model continued to deliver, with like-for-like revenues growing at around 5% and operating profits up around 10%, and with operating margins growing in-line with the target of 0.5 margin points. Small- and medium-sized acquisitions brought constant currency revenue growth into the 5-10% range and earnings per share growth into the 10-15% range, with share buy-backs further driving earnings per share growth towards 15%.

All geographical and functional segments showed growth. Three geographical growth speeds remain though – fastest growth in Asia Pacific, Latin America, Africa, the Middle East and Central and Eastern Europe; a surprisingly steady speed in the US; and better growth in Spain; and a slower speed in Western Europe excluding Spain.

2007 also marked continued client focus on top-line growth, as corporate profitability, margins and liquidity continued to improve significantly. Corporate profitability remains at historically high levels on both sides of the Atlantic. This resulted in continued high levels of new business activity.

Network television price inflation and declining audiences, fragmentation of traditional media and rapid development of new technologies continued to drive experimentation by our clients in new media and non-traditional alternatives. 1998 was really the first year when WPP's marketing services activities represented over 50% of Group revenue. By 2004, these activities represented almost 54% of Group revenue. In 2005, they represented 52%, as Media Investment Management was again the fastest growing part of our business, following major success in winning media planning and buying consolidations, and reflected the first time inclusion of Grey and MediaCom.

In 2006, the underlying relative strength of the inaptly named "below-the-line" services re-asserted itself, as marketing services grew to 52.5% of revenues. In 2007, they grew further to 53.8%. In addition, in 2007, our broadly-defined internet-related revenue was almost $2.8 billion or 23% of our worldwide reported revenue and our narrowly-defined internet-related revenue was almost $1.5 billion or 12% of our worldwide reported revenue. These are both more than the approximately 10% for on-line media's share of total advertising spend both in the US and worldwide. The new media continue to build their share of client spending.

Group financial performance

Billings were up 5.1% at £31.7 billion, around $63.5 billion.

Reportable revenue was up 4.7% to £6.186 billion. Revenue, including 100% of associates, is estimated to total over £7.3 billion.

Headline earnings before interest, depreciation and amortisation (Headline EBITDA) rose 7.0% to £1.072 billion and 9.2% in constant currencies. Headline profit before interest and tax was up 8.0% to £928 million from £859 million and up 10.1% in constant currencies. Reported profit before interest and tax was up 8.1% to £846 million from £783 million and up 10.0% in constant currencies. Headline profit before tax was up 6.7% to £817 million from £766 million and up 8.8% in constant currencies.

Net finance costs (excluding the revaluation of financial instruments) were £110.7 million up from £92.7 million last year, largely reflecting higher interest rates, the impact of the cash cost of the acquisition of 24/7 Real Media Inc. in July 2007, partly offset by improved liquidity as a result of a reduction in average working capital.

Reported profit before tax rose by 5.5% to £719 million, and by 7.4% in constant currencies.

The Group's tax rate on headline profits was 25.0%, a reduction of one percentage point over 2006. This reflects the continuing positive impact of the Group's tax planning initiatives.

Diluted headline earnings per share were up 9.5% at 46.0p. In constant currency, earnings per share on the same basis were up 13.6%. Diluted earnings per share rose by 8.0% to 38.0p and by 12.0% in constant currencies.

The Board recommends an increase of 20% in the final dividend to 9.13p per share, making a total of 13.45p per share for 2007, a 20% increase over 2006. The record date for this dividend is 6 June 2008, payable on 7 July 2008. The dividend paid in 2007 was over four times covered by headline earnings.

Operating margins

Headline operating margin (including income from associates) increased 0.5 margin points to a record 15.0% from 14.5%, in line with the revised target set in February 2007.

Reported operating costs together with direct costs (but excluding goodwill impairment, amortisation of acquired intangibles and profits on disposal of fixed asset investments), rose by 4.2% and by 7.9% in constant currency. Like-for-like total operating and direct costs rose 4.6%. Reported staff costs, excluding incentives (which includes the cost of share-based compensation), were up 4.6%. Incentive payments (including the cost of share-based compensation) totalled £230.7 million (£246.9 million in 2006), down 6.6%, which represents 20.6% (23.1% in 2006) of headline operating profit before bonuses and income from associates. Before these incentive payments, operating margins remain strong at 18.7%. On a reported basis, the Group's staff cost to revenue ratio improved 0.5 margin points to 58.3% compared with 58.8% in 2006.

Part of the Group's strategy is to continue to increase variable staff costs as a proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slow-downs. Through the cyclical upswing of the 1990s, variable staff costs as a proportion of total staff costs increased, reaching a peak of 12.1% in 2000. The impact of the recession in 2001 and 2002 was to reduce this ratio to 9.2% and variable staff costs as a proportion of revenue to 5.3% (calculated under 2004 UK GAAP). In 2004, following the significant improvement in pre-bonus operating profit and incentives, variable staff costs as a proportion of staff costs increased. There was a slight deterioration in 2005, with the ratio declining slightly by 0.4 percentage points, to 12.8% (under IFRS – which includes 1.0 percentage points attributable to share-based compensation), but in 2006 the ratio strengthened again to 13.0%. In 2007 the proportion changed marginally by 0.3 percentage points to 12.7%.

The task of improving property utilisation continues to be a priority with a portfolio of approximately 19 million square feet worldwide. In December 2002, establishment cost as a percentage of revenue was 8.4%, with a goal of reducing this ratio to 7.0% in the medium term. At the end of 2004 the establishment cost to revenue ratio reduced to 7.6% and by December 2005 this ratio improved further to 7.2%, driven by better utilisation and higher revenues. In 2006 and 2007, further improvements were made and this ratio reduced slightly to 6.9%.

Like-for-like performance

On a constant currency basis, revenue was up 8.2%, chiefly due to the 8.6% decline in the US dollar against the pound sterling. Like-for-like revenues, excluding the impact of acquisitions and on a constant currency basis, were up 5.0%. On the same basis, gross margin was up 5.1%. Like-for-like revenues were up 5.3% in the first half of 2007 and up 4.8% in the second half, continuing the strong organic growth of 5.4% in 2006. Fourth quarter revenues were up 4.9%.

The relative weakness of the US dollar against the pound sterling has highlighted currency differences between those companies that report in US dollars and those that report in pounds sterling. So that comparisons can more easily be drawn, we have summarised on page 160 the key income statement numbers, as if the Group had reported in US dollars in 2007. On this basis, revenues were up 13.6% to $12.4 billion, headline profits were up 16.5% to $1.865 billion and diluted headline earnings per share up 18.1% to 92.6¢.

Headcount

The number of people in the Group (excluding associates) averaged 84,848 against 77,686 in 2006, an increase of 9.2%. On a like-for-like basis, average headcount was up to 84,848 from 81,086, an increase of 4.6%. At the end of 2007, staff numbers were 90,182 compared with 86,254 at the end of 2006 on a like-for-like basis, an increase of 4.6%.

Acquisitions and start-ups

In 2007, in addition to the acquisition of 24/7 Real Media Inc., the Group continued to make small to medium-sized acquisitions and/or investments in high growth geographical or functional areas. The net initial cost of all acquisitions was £579 million in cash, in Advertising and Media Investment Management in the US (including digital), the UK, Austria, France, Germany (including digital), Hungary, the Netherlands (including digital), Russia, Spain, South Africa, Brazil, Colombia, Australia, China and Japan; in Information, Insight & Consultancy in the US and the UK; in Public Relations & Public Affairs in the US; in Branding & Identity in Ireland and Dubai; in Healthcare Communications in the UK and in direct, internet and interactive in the US, Canada, Belgium, Germany, South Africa, the Middle East, Brazil, Chile, Mexico, Korea and Singapore.

Parent company initiatives

Increasingly, WPP is concentrating on its mission of the "management of the imagination", and ensuring it is a big company with the heart and mind of a small one.

To aid the achievement of this objective and to develop the benefits of membership in the Group for both clients and our people, the parent company continues to develop its activities in the areas of human resources, property, procurement, information technology and practice development. Ten practice areas which span all our brands have been developed initially in media, healthcare, new technologies, new faster-growing markets, internal communications, retail, entertainment and media, financial services, hi-tech and telecommunications and corporate responsibility.



Treasury activities

Treasury activity is managed centrally, from the parent company's London, New York and Hong Kong offices, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of directors and subject to regular review and audit.

The Group's interest rate management policy recognises that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Its principal borrowing currencies are US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.27% of the Group's gross indebtedness at 31 December 2007 (at $1,811 million, £614 million and €1,048 million) and 97.29% of the Group's average gross debt during the course of 2007 (at $1,859 million, £357 million and €1,152 million). Including the effect of interest rate and cross-currency swaps, 57.90% of the year-end US dollar net debt is at fixed rates averaging 5.64% for an average period of 103 months; and 65.18% of the sterling net debt is at a fixed rate of 6.19% for an average period of 135 months; and 21.44% of the euro net debt is at fixed rates averaging 7.39% for an average period of 51 months.

Other than fixed rate debt, the Group's other fixed rates are achieved principally through interest rate swaps with the Group's bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2007 no forward rate agreements or interest rate caps were in place.

These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group's borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

Three new financings were completed during the year. A £400 million 6% 10-year bond was issued in April 2007. The proceeds were used to part repay the £450 million 2% convertible bond which matured in April. In November 2007 a €500 million 5.25% eight-year bond was issued and a £200 million 6.375% 13-year bond was issued at the same time.

A $450 million bridging facility was put in place in June 2007 in connection with the acquisition of 24/7 RealMedia, Inc. and terminated in December 2007.

The Company has been actively lengthening the profile of its debt maturities as can be seen from the analysis of the debt maturity on page 17. This shows that during 2008 the €650 million 6% bond and the US$100 million 6.875% bond are due to mature, with the next significant maturity being in 2013. The fall out from the subprime crisis has resulted in difficulties from the credit markets generally, however WPP is taking steps to ensure it is in a position to meet these maturities.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored.

Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group's major operations.

The Group's significant international operations give rise to an exposure to changes in foreign exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or 'functional') currencies of its main operating units. The majority of the Group's debt is therefore denominated in US dollars and euros, as these are the predominant currencies of revenues.

The Group's operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. There were no such material contracts in place at 31 December 2007. No speculative foreign exchange trading is undertaken.

Cash flow and balance sheet

As at 31 December 2007, the Group's net debt increased to £1.286 billion compared with £815 million at 31 December 2006, largely reflecting acquisition spend and share repurchases.

Net debt averaged £1,458 million in 2007, up £305 million from £1,153 million in 2006 (at 2007 exchange rates). These net debt figures compare with an equity market capitalisation at 31 March 2008 of approximately £7.1 billion and average net debt in the first quarter of 2008 of £1.7 billion, giving a total enterprise value of approximately £8.8 billion.

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2007, headline operating profit before charges for non-cash share-based incentive plans was £950 million, capital expenditure £171 million, depreciation £144 million, tax paid £151 million, interest and similar charges paid £106 million and other net cash inflows of £32 million. Free cash flow available

2007 Cash flow £m Free cash flow[1] £698m

Cash In	
Depreciation	144
Goodwill/acquired intangibles impairment and amortisation	86
Charges for non-cash share-based incentive plans	62
Other	32
Operating profit	805
Cash Out	
Gains on disposal of investments	3
Net interest	106
Capital expenditure	171
Tax	151


In
Out

2006 Cash flow £m Free cash flow[1] £716m

Cash In	
Depreciation	143
Goodwill/acquired intangibles impairment and amortisation	88
Charges for non-cash share-based incentive plans	71
Other	85
Operating profit	742
Cash Out	
Gains on disposal of investments	8
Net interest	58
Capital expenditure	185
Tax	162


In
Out

2005 Cash flow £m Free cash flow[1] £561m

Cash In	
Depreciation	122
Goodwill/acquired intangibles impairment and amortisation	72
Charges for non-cash share-based incentive plans	69
Other	16
Operating profit	653
Cash Out	
Gains on disposal of investments	4
Net interest	60
Capital expenditure	171
Tax	136


In
Out

Note

[1] A reconciliation of free cash flow is set out in note 31 of the financial statements.

for debt repayment, acquisitions, share buybacks and dividends was therefore £698 million. This free cash flow was absorbed by £675 million in net acquisition payments and investments, share repurchases and cancellations of £415 million and dividends of £139 million. This resulted in a net outflow of £531 million.

Your Board continues to examine ways of deploying its EBITDA and substantial cash flow to enhance share owner value. In 2007 headline EBITDA was almost £1.1 billion (over $2 billion) and free cash flow was £698 million (almost $1.4 billion). As necessary capital expenditure, spent mainly on information technology and property, is expected to remain approximately equal to the depreciation charge in the long-term, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends and/or share buy-backs.

Consistent with the objective, announced in 2006, of increasing the share buy-back program to 4-5% of the Group's share capital in 2007 and 2008, 59.19 million ordinary shares, equivalent to 4.7% of the share capital, were purchased at an average price of £7.03 per share and total cost of £415.4 million. Of these shares, 57.19 million were purchased in the market and subsequently cancelled. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value than sporadic buy-backs.

As noted above, your Board has also decided to increase the final dividend by 20% to 9.13p per share, taking the full year dividend to 13.45p per share.

As at 31 December 2007, net assets of £4,095 million compared with £3,918 million in 2006.

Pensions funding

The Group's pension deficit was £133.6 million as at 31 December 2007, compared to £186.6 million as at 31 December 2006. The pension deficit decrease is primarily due to increases in the discount rate in the US, UK and Europe.

Most of the Group's pension scheme assets are held by its schemes in the UK and North America. In the UK, the forecasted weighted average return on assets increased from 5.6% as at 31 December 2006 to 5.8% as at 31 December 2007, and in North America, the forecasted weighted average return decreased from 6.8% to 6.7%, broadly in line with the yields available in both markets.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due.

In 2006 the Group implemented a funding strategy under which our objective is to fully eliminate the deficit for funded schemes by 31 December 2010. Employer contributions in 2007 were £47.0 million (2006: £48.6 million) and are expected to be £39.4 million in 2008.

Future prospects

Including associates, the Group had over 110,000 full-time people in over 2,000 offices in 106 countries at 31 December 2007. It services over 340 of the Fortune Global 500 companies, over one-half of the NASDAQ 100 and over 30 of the Fortune e-50. Over 600 clients are served in three distinct disciplines. More than 370 clients are served in four disciplines and these clients account for 58% of Group revenues. The Group also works with over 270 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. The Group estimates that over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, sensitive to global and local opportunities, including WPP Global Client Leaders and Country Managers, continue to be developed. There is an increasing number of major client creative and integration opportunities at a Group level. 2007 saw, for instance, the development of a new agency, in successful competition against all our major competitors, specifically to address the objectives of one high technology client.

Despite the recent financial crisis, the world economy continued to grow in 2007, after the recovery in both 2003 and 2004, driven by the US, Asia Pacific, Latin America, the Middle East, Russia and the other CIS countries. As a result, your Company has performed again at record levels. In addition, Africa also showed significant signs of growth, no doubt stimulated by Chinese interest and investment and is increasingly becoming a continent of opportunity. The FIFA World Cup in South Africa in 2010 will have a significant impact in focusing further attention on the African continent.

Whilst like-for-like revenues have grown beyond market expectations, like-for-like average headcount has grown less. Following this productivity improvement, the Group's operating margin at post-incentive levels has improved. In addition, given improved levels of operating profit and margin, incentive pools and variable staff costs are now at around the highest levels. This will improve operational gearing and flexibility in 2008 and beyond.

As usual, the budgets for 2008 have been prepared on a prudent basis, largely excluding new business, particularly in Advertising and Media Investment Management. They predict improvements in like-for-like revenues at even higher levels than at this time in 2007 (which were around 4.0% to 4.5%), with balanced growth in the first and second half of the year. They also indicate marketing services revenues growing faster than Advertising and Media Investment Management. In the first quarter of 2008 like-for-like revenues were up 4.8%. On the basis of these data, 2008 should be at least as good as 2007.

Despite the severe financial crisis, the 'real' economy continues to grow and our clients continue to expand, particularly in the BRICs and the 'Next 11' markets, addressing the twin opportunities of geographical expansion and technological change.

However, it seems inevitable that the 'real' world will at some point in time be affected by the private equity, sub-prime, insurance monoline, and housing market crises, that we have seen. This may result in a reduction of marketing budgets and revenues, and/or impair the collection of amounts owing from some clients. In our view, this seems more likely to be in 2009, when a slow-down (not a recession) in the US will be hard to avoid. The decoupling theories will also be challenged, as China may pause a little, after the stimulation of the Beijing Olympics, and the world continues to catch cold when America sneezes – if not influenza, as it used to be.

2010 may be a different story, however, with the FIFA World Cup in South Africa, the Winter Olympics in Vancouver and the mid-term Congressional elections in the US, stimulating economic activity.

Concerns remain over the Middle East, oil and commodity prices, the twin deficits of the US economy and inflation in general. Despite significant increases in prices of raw material inputs, clients, particularly FMCG or packaged goods companies, have been able to pass on cost increases so far in the form of price increases, as inflation quickens. Worldwide advertising and marketing services spending is set to rise by at least 4% in 2008, with your company well positioned to take market share. Although growth in the world economy continues to be led by Asia Pacific, Latin America, Africa and the Middle East, Eastern and Central Europe, even Western Continental Europe may show some improvement.

2008 should also benefit from the build-up to the US presidential elections and the Beijing Olympics, which, as a maxi-quadrennial year, should be a good one, buoyed by heavy US political advertising as the multiple candidates slug it out and by the European Football Championships.

In the short term, growth in advertising and marketing services expenditure may remain in low to medium single digit territory, given the historically low inflationary environment and the fear of inflation growing, concentrating distribution and consequent lack of pricing power. In this climate, procurement pressure continues (but less so in new media) and the significant proportion of fee remuneration dampens revenue growth on cyclical upturns (and moderates on downturns). However, there continues to be significant opportunities in the area of outsourcing clients' marketing activities, consolidating clients' budgets and capitalising on competitive weaknesses.

In addition, spending amongst the packaged goods, pharmaceutical, oil and energy, government (the government continues to be one of the largest advertisers in the UK market) and price-value retail sectors, which remained relatively resilient in the recession of 2001 and 2002, have been buttressed by increased activity in previously recession-affected sectors like technology, financial services, media and entertainment and telecommunications.

In the long term, the outlook appears very favourable. Overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the need to influence distribution, and the new focus on corporate responsibility issues such as climate change, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly.

Moreover, the continuing growth of the BRICs (Brazil, Russia, India and China), 'Next 11' and other faster-growing geographical markets, will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe. Advertising and marketing services expenditure as a proportion of gross national product should resume its growth and burst through the cyclical high established in 2000.

Given these short term and long term trends, your Company has three strategic priorities. In the short term, to continue to capitalise on the 2004 to 2007 up-turn and deal with any slow-downs; in the medium term, to continue to successfully integrate acquired companies; and finally, in the long term, to continue to develop its businesses in the faster-growing geographical areas of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe and in the faster-growing functional areas of marketing services, particularly direct, internet, interactive and market research.

Incentive plans for 2008 will again focus more on operating profit growth than historically, in order to stimulate top-line growth, particularly in information, insight and consultancy, although objectives will continue to include operating margin improvement, improvement in staff costs to revenue ratios and qualitative Group objectives, including co-ordination, talent management and succession planning.

Paul Richardson
Group finance director



Forward looking statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the 'Reform Act'), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

* Information in this section should be read in conjunction with and as part of the management report set out in the section headed Directors' report on pages 111 to 127.



Our 2007 financial statements

Accounting policies

The consolidated financial statements of WPP Group plc (the Group) for the year ended 31 December 2007 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the financial statements of the Group for the year ended 31 December 2007.

The Group's financial statements are also consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis of preparation

The financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the income statement from the effective date of acquisition or disposal.

Goodwill and other intangible assets

Intangible assets comprise goodwill, certain acquired separable corporate brand names, customer relationships and capitalised computer software not integral to a related item of hardware.

Goodwill represents the excess of fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets, including intangible assets, at the date of their acquisition. Acquisitions complement and give rise to synergies with our existing portfolio of businesses, and bring skilled staff to deliver services to our clients. Goodwill arising on acquisitions before the date of transition to IFRS (1 January 2004) has been retained at the previous UK GAAP amounts subject to being tested for impairment. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

The Group has taken the option as permitted by IFRS 1 (First-Time Adoption of IFRS) to apply IAS 21 (The Effects of Changes in Foreign Exchange Rates) retrospectively to fair value adjustments and goodwill arising in all business combinations that occurred before the date of transition to IFRS.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the net present value of future cash flows derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period a steady or declining growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and the Group's commitment to develop and enhance their value. The carrying value of these intangible assets is reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

Acquired intangibles

- Brand names – 10-20 years
- Customer related intangibles – 3-10 years
- Other proprietary tools – 3-10 years
- Other (including capitalised computer software) – 3-5 years

Contingent consideration

Future anticipated payments to vendors in respect of contingent consideration (earnouts) are based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates. When earnouts are to be settled by cash consideration, the fair value of the consideration is obtained by discounting to present value the amounts expected to be payable in the future. The resulting interest charge is included within finance costs.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the assets. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

- Freehold buildings – 50 years
- Leasehold land and buildings – over the term of the lease or life of the asset, if shorter
- Fixtures, fittings and equipment – 3-10 years
- Computer equipment – 3-5 years

Interests in associates and joint ventures

The Group's share of the profits less losses of associate undertakings net of tax, interest and minority interest is included in the consolidated income statement and the Group's share of net assets is shown within interests in associates in the consolidated balance sheet. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value.

The Group accounts for joint venture investments under the equity method which is consistent with the Group's treatment of associates.

Other investments

Other investments are designated as 'available for sale' and are shown at fair value with any movements in fair value taken to equity.

On disposal of the security the cumulative gain or loss previously recognised in equity is included in the profit or loss for the year. Impairment losses recognised in profit or loss for equity investments classified as 'available for sale' are not subsequently reversed through profit or loss.

Inventory and work in progress

Work in progress is valued at cost, which includes outlays incurred on behalf of clients and an appropriate proportion of directly attributable costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Inventory is stated at the lower of cost and net realisable value.

Trade receivables

Trade receivables are stated net of provisions for bad and doubtful debts.

Foreign currency and interest rate hedging

The Group's policy on Interest Rate and Foreign Exchange Rate Management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness.

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

At the inception of the hedge relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Note 25 contains details of the fair values of the derivative instruments used for hedging purposes.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow or net investment hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

Liabilities in respect of option agreements

Option agreements that allow the Group's equity partners to require the Group to purchase a minority interest are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value and the valuation is remeasured at each period end. Fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within finance costs in the income statement.

Derecognition of financial liabilities

In accordance with IAS 39, a financial liability of the Group is only released to the income statement when the underlying legal obligation is extinguished.

Convertible debt

Convertible debt is assessed according to the substance of the contractual arrangements and is classified into liability and equity elements on the basis of the initial fair value of the liability element. The difference between this figure and the cash received is classified as equity.

The income statement charge for the finance cost will be spread evenly over the term of the convertible debt so that at redemption the liability equals the redemption value.

Bank borrowings

Other interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs.

Borrowing costs

Finance costs of borrowing are recognised in the income statement over the term of those borrowings.

Revenue recognition

Revenue comprises commission and fees earned in respect of amounts billed. Direct costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Revenue is stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media Investment Management

Revenue is typically derived from commissions on media placements and fees for advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received or receivable.

Information, Insight & Consultancy

Revenue recognised in proportion to the level of service performed for market research contracts is based on proportional performance. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. This indicative proportional performance measure is subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures take precedence since these are output measures.

While most of the studies provided in connection with the Group's market research contracts are undertaken in response to an individual client's or group of clients' specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. Where the terms of transaction provide for licensing the product on a subscription basis, revenue is recognised over the subscription period on a straight-line basis or, if applicable, based on usage.

Substantially all services are provided on a fixed price basis. Pricing may also include a provision for a surcharge where the actual labour hours incurred in completing a project are significantly above the labour hours quoted in the project proposal. In instances where this occurs, the surcharge will be included in the total revenue base on which to measure proportional performance when the actual threshold is reached provided that collectibility is reasonably assured.

Public Relations & Public Affairs and Branding & Identity, Healthcare and Specialist Communications

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the income statement revenue and related costs as contract activity progresses.

Taxation

Corporate taxes are payable on taxable profits at current rates.

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted or substantively enacted legislation. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefit costs

For defined contribution schemes, contributions are charged to the income statement as payable in respect of the accounting period.

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the income statement if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown within finance costs and finance income respectively. Actuarial gains and losses are recognised immediately in the Statement of Recognised Income and Expense.

Where defined benefit schemes are funded, the assets of the scheme are held separately from those of the Group, in separate trustee-administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Recognition of a surplus in the defined benefit schemes is limited based on the economic gain the company is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19.

Finance leases

Assets held under finance leases are recognised as assets of the Group at the inception of the lease at the lower of their fair value and the present value of the minimum lease payments. Depreciation on leased assets is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the income statement as it is incurred.

Operating leases

Operating lease rentals are charged to the income statement on a straight-line basis over the lease term. Any premium or discount on the acquisition of a lease is spread over the life of the lease on a straight-line basis.

Translation of foreign currencies

Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the income statement as they arise.

The income statements of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.

Exchange differences arising from retranslation of the opening net assets and on foreign currency borrowings (to the extent that they hedge the Group's investment in such operations) are reported in the Statement of Recognised Income and Expense.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Share-based payments

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 (Share-based payments). Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The Group has used a Black-Scholes valuation model for this purpose.

The fair value determined at the grant date is recognised in the income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group's estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

IFRS 2 (Share-based payments) applies to all share-based payments granted since 7 November 2002, but the Group has elected for full retrospective restatement as this better represents the ongoing charge to the income statement.

New IFRS accounting pronouncements

In the current year, the Group has adopted IFRS 7 Financial Instruments: Disclosures which is effective for annual reporting periods beginning on or after 1 January 2007, and the related amendment to IAS 1 Presentation of Financial Statements. The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Group's financial instruments and capital management.

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:
- IFRIC 11 IFRS 2: Group and Treasury Share Transactions;
- IFRIC 12 Service Concession Arrangements;
- IFRIC 13 Customer Loyalty;
- IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;
- IFRS 8 Operating Segments;
- IAS 1 (revised) Presentation of Financial Statements; and
- IAS 23 (revised) Borrowing Costs.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect for periods commencing on or after 1 January 2008.

In addition, IFRS 3 (revised) Business Combinations and IAS 27 (revised) Consolidated and Separate Financial Statements become effective for the Group in the year ended 31 December 2010. The revisions to these standards will apply to business combinations completed after 1 January 2010. The main changes under the revised standards are:
- all acquisition-related costs must be recognised as an expense in the period;
- contingent consideration payable is to be measured at fair value at the acquisition date. Any subsequent movements in the fair value of such consideration as a result of post-acquisition events (such as changes in estimates of earnout consideration) must be recognised as a gain or loss in the income statement;
- equity interests held prior to control being obtained must be re-measured to fair value at the acquisition date, with any gain or loss recognised in the income statement;
- increases in ownership interest in a subsidiary that do not result in a change of control are treated as transactions among equity holders and are reported within equity. No gain or loss is recognised on such transactions and goodwill is not re-measured.

The revisions to the standards apply prospectively to business combinations for which the acquisition date is on or after the first annual financial reporting period beginning on or after 1 January 2009. Consequently, the impact that these revised standards will have on the financial statements of the Group will depend on the circumstances of business combinations occurring on or after 1 January 2010.

Critical judgements in applying accounting policies

Management is required to make key decisions and judgements in the process of applying the Group's accounting policies. The most significant areas where such judgements have been necessary are revenue recognition, goodwill, acquisition reserves, taxation and accounting for pension liabilities. Where judgement has been applied, the key factors taken into consideration are disclosed in the appropriate note in these financial statements.

Consolidated income statement

For the year ended 31 December 2007

	Notes	2007 £m	2006 £m	2005 £m	2007 $m[2]	2006 $m[2]	2005 $m[2]
Billings		**31,665.5**	30,140.7	26,673.7	**63,536.8**	55,435.0	48,090.6
Revenue	2	**6,185.9**	5,907.8	5,373.7	**12,395.4**	10,910.9	9,749.1
Direct costs		**(335.5)**	(296.8)	(241.0)	**(672.7)**	(547.2)	(437.5)
Gross profit		**5,850.4**	5,611.0	5,132.7	**11,722.7**	10,363.7	9,311.6
Operating costs	3	**(5,045.7)**	(4,869.4)	(4,479.9)	**(10,104.2)**	(8,982.8)	(8,127.3)
Operating profit	2	**804.7**	741.6	652.8	**1,618.5**	1,380.9	1,184.3
Share of results of associates	4	**41.4**	41.1	33.9	**82.9**	76.3	61.7
Profit before interest and taxation		**846.1**	782.7	686.7	**1,701.4**	1,457.2	1,246.0
Finance income	6	**139.4**	111.0	87.6	**280.3**	200.9	158.4
Finance costs	6	**(266.1)**	(211.7)	(182.3)	**(535.0)**	(386.9)	(330.4)
Profit before taxation		**719.4**	682.0	592.0	**1,446.7**	1,271.2	1,074.0
Taxation	7	**(204.3)**	(199.4)	(194.0)	**(409.5)**	(371.6)	(349.0)
Profit for the year		**515.1**	482.6	398.0	**1,037.2**	899.6	725.0
Attributable to:							
Equity holders of the parent		**465.9**	435.8	363.9	**938.2**	812.4	663.5
Minority interests		**49.2**	46.8	34.1	**99.0**	87.2	61.5
		515.1	482.6	398.0	**1,037.2**	899.6	725.0
Headline PBIT	31	**928.0**	859.0	754.8	**1,865.0**	1,600.9	1,364.2
Headline PBIT margin	31	**15.0%**	14.5%	14.0%	**15.0%**	14.7%	14.0%
Headline PBT	31	**817.3**	766.3	669.0	**1,642.7**	1,430.5	1,207.7
Earnings per share[1]	9						
Basic earnings per ordinary share		**39.6p**	36.3p	30.3p	**79.7¢**	67.6¢	55.3¢
Diluted earnings per ordinary share		**38.0p**	35.2p	29.7p	**76.6¢**	65.6¢	54.2¢

Notes

The accompanying notes form an integral part of this income statement.

[1] The calculations of the Group's earnings per share and Headline earnings per share are set out in note 9.

[2] The consolidated income statement above is also expressed in US dollars for information purposes only and is unaudited. It has been prepared assuming the US dollar is the reporting currency of the Group, whereby local currency results are translated into US dollars at actual monthly average exchange rates in the period presented. Among other currencies, this includes an average exchange rate of US$2.0019 to the pound sterling for the year 2007 (2006: US$1.8432; 2005: US$1.8189). In prior years' Annual Reports, the US dollar income statement was prepared by applying the average US dollar exchange rate for the relevant year to the sterling denominated consolidated income statement for that year.

Consolidated cash flow statement

For the year ended 31 December 2007	Notes	2007 £m	2006 £m	2005 £m
Net cash inflow from operating activities	11	**891.3**	661.4	837.5
Investing activities				
Acquisitions and disposals	11	**(674.8)**	(215.6)	(507.7)
Purchases of property, plant and equipment		**(151.1)**	(167.8)	(160.5)
Purchases of other intangible assets (including capitalised computer software)		**(19.7)**	(16.7)	(10.8)
Proceeds on disposal of property, plant and equipment		**8.3**	22.4	6.7
Net cash outflow from investing activities		**(837.3)**	(377.7)	(672.3)
Financing activities				
Share option proceeds		**34.8**	70.9	20.3
Share repurchases and buy-backs	11	**(415.4)**	(257.7)	(152.3)
Net increase/(decrease) in borrowings	11	**498.9**	382.1	(595.2)
Financing and share issue costs		**(8.3)**	(3.7)	(2.2)
Equity dividends paid		**(138.9)**	(118.9)	(100.2)
Dividends paid to minority shareholders in subsidiary undertakings		**(38.9)**	(28.8)	(24.0)
Net cash (outflow)/inflow from financing activities		**(67.8)**	43.9	(853.6)
Net (decrease)/increase in cash and cash equivalents		**(13.8)**	327.6	(688.4)
Translation differences		**119.2**	(50.3)	85.0
Cash and cash equivalents at beginning of year		**956.9**	679.6	1,283.0
Cash and cash equivalents at end of year	11	**1,062.3**	956.9	679.6

Reconciliation of net cash flow to movement in net debt:				
Net (decrease)/increase in cash and cash equivalents		**(13.8)**	327.6	(688.4)
Cash (outflow)/inflow from decrease/(increase) in debt financing		**(493.5)**	(380.1)	596.9
Debt acquired		**(7.5)**	–	(140.8)
Other movements		**33.5**	9.3	(25.9)
Translation difference		**10.2**	32.6	8.9
Movement of net debt in the year		**(471.1)**	(10.6)	(249.3)
Net debt at beginning of year		**(814.6)**	(804.0)	(554.7)
Net debt at end of year	10	**(1,285.7)**	(814.6)	(804.0)

Note
The accompanying notes form an integral part of this cash flow statement.

Consolidated statement of recognised income and expense

For the year ended 31 December 2007	**2007 £m**	2006 £m	2005 £m
Profit for the year	**515.1**	482.6	398.0
Exchange adjustments on foreign currency net investments	**71.7**	(367.0)	266.1
Gain on revaluation of available for sale investments	**108.1**	9.5	21.0
Actuarial gain/(loss) on defined benefit pension schemes	**27.0**	26.0	(16.5)
Deferred tax (charge)/credit on defined benefit pension schemes	**(9.9)**	5.3	3.6
Net income/(expense) recognised directly in equity	**196.9**	(326.2)	274.2
Total recognised income and expense relating to the year	**712.0**	156.4	672.2
Attributable to:			
Equity holders of the parent	**662.8**	109.6	638.1
Minority interests	**49.2**	46.8	34.1
	712.0	156.4	672.2

Note
The accompanying notes form an integral part of this statement of recognised income and expense.

Consolidated balance sheet

At 31 December 2007

	Notes	2007 £m	2006 £m
Non-current assets			
Intangible assets:			
Goodwill	12	**6,071.7**	5,434.5
Other	12	**1,154.6**	1,115.4
Property, plant and equipment	13	**449.6**	415.3
Interests in associates	14	**540.1**	411.4
Other investments	14	**268.6**	136.5
Deferred tax assets	15	**56.0**	108.9
Trade and other receivables	17	**149.3**	110.3
		8,689.9	7,732.3
Current assets			
Inventory and work in progress	16	**343.9**	341.5
Corporate income tax recoverable		**37.2**	26.5
Trade and other receivables	17	**6,140.8**	4,931.9
Cash and short-term deposits		**2,040.2**	1,663.7
		8,562.1	6,963.6
Current liabilities			
Trade and other payables	18	**(8,248.9)**	(6,783.8)
Corporate income tax payable		**(70.0)**	(39.6)
Bank overdrafts and loans	20	**(1,585.9)**	(1,260.6)
		(9,904.8)	(8,084.0)
Net current liabilities		**(1,342.7)**	(1,120.4)
Total assets less current liabilities		**7,347.2**	6,611.9
Non-current liabilities			
Bonds and bank loans	20	**(1,740.0)**	(1,217.7)
Trade and other payables	19	**(460.4)**	(331.9)
Corporate income tax liability		**(336.2)**	(383.7)
Deferred tax liabilities	15	**(464.0)**	(467.8)
Provision for post-employment benefits	23	**(135.0)**	(187.6)
Provisions for liabilities and charges	21	**(116.8)**	(104.8)
		(3,252.4)	(2,693.5)
Net assets		**4,094.8**	3,918.4
Equity			
Called-up share capital	26, 27	**119.2**	124.1
Share premium account	27	**103.9**	74.9
Shares to be issued	27	**5.3**	7.5
Merger reserve	27	**(1,365.9)**	(1,370.0)
Other reserves	27	**(114.9)**	(170.1)
Own shares	27	**(255.3)**	(288.5)
Retained earnings	27	**5,482.1**	5,449.0
Equity share owners' funds		**3,974.4**	3,826.9
Minority interests		**120.4**	91.5
Total equity		**4,094.8**	3,918.4

Note
The accompanying notes form an integral part of this balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 24 April 2008.

Signed on behalf of the Board:

Sir Martin Sorrell
Group chief executive

P W G Richardson
Group finance director

Notes to the consolidated financial statements

For the year ended 31 December 2007

1. General information
WPP Group plc is a company incorporated in the UK under the Companies Act 1985. The address of the registered office is Pennypot Industrial Estate, Hythe, Kent, CT21 6PE. The nature of the Group's operations and its principal activities are set out in note 2. These financial statements are presented in pounds sterling.

2. Segment information
The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

For management purposes, the Group is currently organised into four operating segments – Advertising and Media Investment Management; Information, Insight & Consultancy; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications. These disciplines are the basis on which the Group reports its primary information. Operating segments are aggregated where they have similar economic characteristics, provide similar products and services and serve similar clients. The Group's operations are located in North America; the UK; Continental Europe; and Asia Pacific, Latin America, Africa & Middle East and the Group's performance has historically been linked with the economic performance of these regions. These geographic divisions are the basis on which the Group reports its secondary information.

Operating sectors
Segment information about these businesses is presented below:

	Revenue[1]	Operating profit	Share of result of associates	Profit before interest and taxation	Finance income	Finance costs	Profit before taxation	Taxation	Profit for the year
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2007									
Advertising and Media Investment Management	**2,871.3**	**384.4**	**28.1**	**412.5**					
Information, Insight & Consultancy	**905.4**	**99.2**	**3.9**	**103.1**					
Public Relations & Public Affairs	**641.4**	**101.7**	**2.1**	**103.8**					
Branding & Identity, Healthcare and Specialist Communications	**1,767.8**	**219.4**	**7.3**	**226.7**					
	6,185.9	**804.7**	**41.4**	**846.1**	**139.4**	**(266.1)**	**719.4**	**(204.3)**	**515.1**
2006									
Advertising and Media Investment Management	2,806.9	365.2	21.9	387.1					
Information, Insight & Consultancy	892.9	89.0	1.9	90.9					
Public Relations & Public Affairs	595.7	83.5	3.2	86.7					
Branding & Identity, Healthcare and Specialist Communications	1,612.3	203.9	14.1	218.0					
	5,907.8	741.6	41.1	782.7	111.0	(211.7)	682.0	(199.4)	482.6
2005									
Advertising and Media Investment Management	2,606.4	334.0	16.1	350.1					
Information, Insight & Consultancy	810.4	69.4	6.9	76.3					
Public Relations & Public Affairs	534.4	72.1	2.1	74.2					
Branding & Identity, Healthcare and Specialist Communications	1,422.5	177.3	8.8	186.1					
	5,373.7	652.8	33.9	686.7	87.6	(182.3)	592.0	(194.0)	398.0

Note
[1] Intersegment sales have not been separately disclosed as they are not material.

	Headline PBIT[1]	**Headline PBIT margin %**	Headline PBIT[1]	Headline PBIT margin %	Headline PBIT[1]	Headline PBIT margin %
	2007 £m	**2007**	2006 £m	2006	2005 £m	2005
Advertising and Media Investment Management	**466.9**	**16.3**	443.7	15.8	402.7	15.5
Information, Insight & Consultancy	**104.3**	**11.5**	98.7	11.1	83.4	10.3
Public Relations & Public Affairs	**106.5**	**16.6**	89.5	15.0	75.3	14.1
Branding & Identity, Healthcare and Specialist Communications	**250.3**	**14.2**	227.1	14.1	193.4	13.6
	928.0	**15.0**	859.0	14.5	754.8	14.0

Note
[1] Headline PBIT is defined in note 31.

Other information	Share-based payments	Goodwill additions	Acquired intangibles additions	Capital additions[1]	Depreciation and amortisation	Goodwill impairment & write-downs	Interest in associates
	£m	£m	£m	£m	£m	£m	£m
2007							
Advertising and Media Investment Management	**35.0**	**56.8**	**3.9**	**96.5**	**100.0**	**33.2**	**328.9**
Information, Insight & Consultancy	**7.4**	**39.3**	**2.3**	**19.9**	**18.1**	**–**	**90.8**
Public Relations & Public Affairs	**4.3**	**35.9**	**–**	**10.7**	**14.1**	**0.6**	**59.0**
Branding & Identity, Healthcare and Specialist Communications	**15.7**	**471.7**	**79.5**	**45.2**	**52.5**	**12.0**	**61.4**
	62.4	**603.7**	**85.7**	**172.3**	**184.7**	**45.8**	**540.1**
2006							
Advertising and Media Investment Management	43.7	60.9	4.5	105.8	114.3	28.7	257.1
Information, Insight & Consultancy	7.7	12.9	0.4	19.5	17.2	5.6	83.1
Public Relations & Public Affairs	4.7	55.5	6.0	15.1	13.8	0.9	18.7
Branding & Identity, Healthcare and Specialist Communications	14.8	78.3	9.4	44.1	40.6	9.1	52.5
	70.9	207.6	20.3	184.5	185.9	44.3	411.4
2005							
Advertising and Media Investment Management	40.0	856.4	250.6	96.8	85.5	35.6	294.0
Information, Insight & Consultancy	8.6	20.7	2.4	17.6	17.8	7.1	96.8
Public Relations & Public Affairs	4.3	45.7	15.4	20.1	12.1	0.4	18.2
Branding & Identity, Healthcare and Specialist Communications	15.7	205.3	86.1	36.8	32.0	4.0	100.9
	68.6	1,128.1	354.5	171.3	147.4	47.1	509.9

Note

[1] Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

	Assets			Liabilities		
Balance sheet	Segment assets	Unallocated corporate assets[1]	Consolidated total assets	Segment liabilities	Unallocated corporate liabilities[1]	Consolidated total liabilities
	£m	£m	£m	£m	£m	£m
2007						
Advertising and Media Investment Management	**8,963.4**			**(7,238.5)**		
Information, Insight & Consultancy	**1,008.9**			**(395.5)**		
Public Relations & Public Affairs	**1,307.2**			**(296.0)**		
Branding & Identity, Healthcare and Specialist Communications	**3,839.1**			**(1,031.1)**		
	15,118.6	**2,133.4**	**17,252.0**	**(8,961.1)**	**(4,196.1)**	**(13,157.2)**
2006						
Advertising and Media Investment Management	7,861.4			(5,912.7)		
Information, Insight & Consultancy	919.1			(373.9)		
Public Relations & Public Affairs	1,209.9			(246.3)		
Branding & Identity, Healthcare and Specialist Communications	2,906.5			(875.2)		
	12,896.9	1,799.0	14,695.9	(7,408.1)	(3,369.4)	(10,777.5)

Note

[1] Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt. The debt has not been allocated as it is held centrally and specifically allocating it to individual segments is not considered to be a fair representation of the net assets of those segments.

Contributions by geographical area were as follows:

	2007 £m	2006 £m	2005 £m
Revenue[1]			
North America	**2,266.7**	2,291.1	2,106.9
UK	**890.3**	856.3	808.1
Continental Europe	**1,657.4**	1,532.9	1,410.3
Asia Pacific, Latin America, Africa & Middle East	**1,371.5**	1,227.5	1,048.4
	6,185.9	5,907.8	5,373.7

	Margin		Margin		Margin	
Headline PBIT[2]						
North America	**17.3%**	**391.5**	17.0%	389.0	16.6%	350.1
UK	**12.0%**	**107.1**	11.4%	97.9	10.5%	84.6
Continental Europe	**13.5%**	**223.0**	12.7%	194.3	12.5%	176.1
Asia Pacific, Latin America, Africa & Middle East	**15.0%**	**206.4**	14.5%	177.8	13.7%	144.0
	15.0%	**928.0**	14.5%	859.0	14.0%	754.8

	2007 £m	2006 £m	2005 £m
Segment Assets			
North America	**5,494.4**	4,536.0	5,116.5
UK	**1,691.4**	1,693.8	1,357.3
Continental Europe	**4,748.5**	3,946.0	4,091.2
Asia Pacific, Latin America, Africa & Middle East	**3,184.3**	2,721.1	2,557.6
	15,118.6	12,896.9	13,122.6
Capital additions[3]			
North America	**74.8**	90.1	80.5
UK	**28.2**	29.4	28.7
Continental Europe	**31.2**	28.7	31.1
Asia Pacific, Latin America, Africa & Middle East	**38.1**	36.3	31.0
	172.3	184.5	171.3

Notes

[1] Intersegment sales have not been separately disclosed as they are not material.
[2] Headline PBIT is defined in note 31.
[3] Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

3. Operating costs

	2007 £m	2006 £m	2005 £m
Total staff costs (note 5)	**3,607.9**	3,474.4	3,186.3
Establishment costs	**427.2**	419.1	387.6
Other operating costs (net)	**1,010.6**	975.9	906.0
Total operating costs	**5,045.7**	4,869.4	4,479.9
Operating costs include:			
Goodwill impairment	**44.1**	35.5	46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses (note 12)[1]	**1.7**	8.8	1.1
Amortisation and impairment of acquired intangible assets (note 12)	**40.3**	43.3	25.3
Amortisation of other intangible assets (note 12)	**18.1**	13.5	10.7
Depreciation of property, plant and equipment	**123.7**	127.3	110.0
Losses/(Gains) on sale of property, plant and equipment	**1.0**	(3.7)	1.1
Gains on disposal of investments	**(3.4)**	(7.3)	(4.3)
Net foreign exchange losses	**1.1**	5.0	0.8
Operating lease rentals:			
Land and buildings	**261.1**	251.7	237.8
Plant and machinery	**25.8**	30.4	34.8
	286.9	282.1	272.6

Note

[1] The goodwill write-down in relation to the utilisation of pre-acquisition tax losses is due to the better than expected performance of certain acquisitions in the year. This enabled the utilisation of pre-acquisition tax attributes that previously could not be recognised at the time of acquisition due to insufficient evidence that they were recoverable.

In 2007, operating profit includes credits totalling £16.8 million (2006: £10.6 million, 2005: £10.1 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2006. Further details of the Group's approach to acquisition reserves, as required by IFRS 3 'Business combinations', are given in note 28.

All of the operating costs of the Group are related to administrative expenses.

Auditors' remuneration:

	2007 £m	2006 £m	2005 £m
Fees payable to the Company's auditors for the audit of the Company's annual accounts	**1.7**	1.7	1.9
The audit of the Company's subsidiaries pursuant to legislation	**11.4**	10.8	10.0
	13.1	12.5	11.9
Other services pursuant to legislation	**3.5**	4.0	3.0
Fees payable to the auditors pursuant to legislation	**16.6**	16.5	14.9
Tax advisory services	**2.7**	2.8	2.6
Tax compliance services	**0.9**	1.1	1.0
	3.6	3.9	3.6
Corporate finance services	**1.0**	–	0.2
Other services	**3.0**	3.3	2.8
Total non-audit fees	**7.6**	7.2	6.6
Total fees	**24.2**	23.7	21.5

Minimum committed annual rentals

Amounts payable in 2008 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings		
	2008 £m	2007 £m	2006 £m	2008 £m	2007 £m	2006 £m
In respect of operating leases which expire:						
– within one year	6.4	6.9	7.0	27.9	30.8	20.6
– within two to five years	12.9	13.5	17.9	115.5	95.5	94.5
– after five years	0.3	1.8	1.8	75.0	75.8	90.0
	19.6	22.2	26.7	218.4	202.1	205.1

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2007 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December			
2008	238.0	(20.8)	217.2
2009	192.0	(16.9)	175.1
2010	169.3	(14.7)	154.6
2011	136.9	(13.1)	123.8
2012	118.1	(11.9)	106.2
Later years	591.4	(9.1)	582.3
	1,445.7	(86.5)	1,359.2

4. Share of results of associates

Share of results of associates include:

	2007 £m	2006 £m	2005 £m
Share of profit before interest and taxation	**65.8**	61.4	54.0
Share of exceptional gains	**0.8**	4.0	–
Share of interest and minority interest	**0.5**	0.9	(0.9)
Share of taxation	**(25.7)**	(25.2)	(19.2)
	41.4	41.1	33.9

5. Our people

Our staff numbers averaged 84,848 against 77,686 in 2006 and 70,936 in 2005, including acquisitions. Their geographical distribution was as follows:

	2007	2006	2005
North America	**23,294**	22,477	21,261
UK	**8,543**	8,484	8,007
Continental Europe	**21,367**	19,935	18,644
Asia Pacific, Latin America, Africa & Middle East	**31,644**	26,790	23,024
	84,848	77,686	70,936

Their operating sector distribution was as follows:

	2007	2006	2005
Advertising and Media Investment Management	**42,948**	41,030	38,084
Information, Insight & Consultancy	**11,524**	10,869	10,089
Public Relations & Public Affairs	**7,167**	6,616	5,901
Branding & Identity, Healthcare and Specialist Communications	**23,209**	19,171	16,862
	84,848	77,686	70,936

At the end of 2007 staff numbers were 90,182 (2006: 79,352, 2005: 74,631). Including all employees of associated undertakings, this figure was approximately 111,000 at 31 December 2007 (2006: 98,000, 2005: 92,000).

Total staff costs were made up as follows:

	2007 £m	2006 £m	2005 £m
Wages and salaries	**2,492.6**	2,385.8	2,182.1
Cash-based incentive plans	**168.3**	176.0	159.0
Share-based incentive plans (note 22)	**62.4**	70.9	68.6
Social security costs	**288.3**	281.7	267.3
Other pension costs (note 23)	**80.7**	81.7	75.6
Other staff costs	**515.6**	478.3	433.7
	3,607.9	3,474.4	3,186.3
Staff cost to revenue ratio	**58.3%**	58.8%	59.3%

Included above are charges of £6.5 million (2006: £5.3 million, 2005: £4.9 million) for share-based incentive plans in respect of key management personnel (who comprise the executive directors of the Group). Further details of compensation for key management personnel is disclosed on pages 136 to 139.

6. Finance income and finance costs

Finance income includes:

	2007 £m	2006 £m	2005 £m
Expected return on pension scheme assets	**28.1**	25.2	24.2
Income from available for sale investments	**9.2**	5.7	5.6
Interest income	**102.1**	80.1	57.8
	139.4	111.0	87.6

Finance costs include:

	2007 £m	2006 £m	2005 £m
Interest on pension scheme liabilities	**33.8**	32.4	32.0
Interest payable and similar charges[1]	**216.3**	171.3	141.4
Finance charges (excluding revaluation of financial instruments)	**250.1**	203.7	173.4
Revaluation of financial instruments accounted at fair value through profit or loss	**16.0**	8.0	8.9
	266.1	211.7	182.3

The following are included in the revaluation of financial instruments accounted at fair value through profit and loss shown above:

	2007 £m	2006 £m	2005 £m
Movements in fair value of treasury instruments	**6.7**	3.3	3.0
Revaluation of put options over minority interests (notes 20 and 21)	**9.3**	4.7	5.8
Other	**–**	–	0.1
	16.0	8.0	8.9

Note

[1] Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.

Interest payable on the Group's drawings on its committed revolving credit facilities is payable at a margin of 0.25% over relevant LIBOR.

The majority of the Group's long-term debt is represented by $750 million of US dollar bonds at a weighted average interest rate of 6.01% (prior to any interest rate swaps or cross-currency swaps), €1,750 million of Eurobonds at 5.23% (prior to any interest rate or currency swaps), £600 million of sterling bonds at 6.13% and $150 million of convertible bonds at 5.0%.

Average borrowings under the Syndicated Revolving Credit Facilities (note 10) amounted to $377 million at an average interest rate of 5.95% inclusive of margin. Average borrowings under the US$ Commercial Paper Program (note 10) amounted to $476 million at an average interest rate of 5.40% inclusive of margin.

7. Taxation

The tax charge is based on the profit for the year and comprises:

	2007 £m	2006 £m	2005 £m
Current tax			
UK corporation tax at 30%:			
Current year	**27.5**	36.6	32.9
Prior years	**(57.9)**	(44.9)	(24.4)
	(30.4)	(8.3)	8.5
Foreign tax:			
Current year	**212.9**	216.9	177.3
Prior years	**5.7**	(7.6)	9.9
	218.6	209.3	187.2
Total current tax	**188.2**	201.0	195.7
Deferred tax			
Deferred tax	**16.1**	(1.6)	(1.7)
Tax charge	**204.3**	199.4	194.0

The tax charge for the year can be reconciled to profit before taxation in the income statement as follows:

	2007 £m	2006 £m	2005 £m
Profit before taxation	**719.4**	682.0	592.0
Tax at the UK corporation tax rate of 30%	**215.8**	204.6	177.6
Tax effect of share of results of associates	**(12.4)**	(12.3)	(10.2)
Tax effect of expenses that are not deductible in determining taxable profit	**9.4**	7.4	12.4
Tax effect of utilisation or recognition of tax losses not previously recognised	**(29.6)**	(24.3)	(16.8)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**8.6**	10.3	18.5
Unused tax losses carried forward	**12.5**	13.7	12.5
Tax charge	**204.3**	199.4	194.0
Effective tax rate on profit before taxation	**28.4%**	29.2%	32.8%
Effective tax rate on Headline PBT[1]	**25.0%**	26.0%	29.0%

Note

[1] Headline PBT is defined in note 31.

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2007	2006	2005	2007	2006	2005
Per share	Pence per share			**£m**	£m	£m
2006 Final dividend paid	**7.61p**	6.34p	5.28p	**89.1**	76.1	64.1
2007 Interim dividend paid	**4.32p**	3.60p	3.00p	**49.8**	42.8	36.2
	11.93p	9.94p	8.28p	**138.9**	118.9	100.3

	2007	2006	2005	2007	2006	2005
Per ADR[1]	Cents per ADR			**$m**	$m	$m
2006 Final dividend paid	**70.1¢**	57.7¢	48.4¢	**164.2**	138.4	117.5
2007 Interim dividend paid	**43.2¢**	33.2¢	27.3¢	**99.7**	78.9	65.8
	113.3¢	90.9¢	75.7¢	**263.9**	217.3	183.3

Proposed final dividend for the year ended 31 December 2007:

	2007	2006	2005
Per share	Pence per share		
2007 Final dividend proposed[2]	**9.13p**	7.61p	6.34p

	2006	2005	2004
Per ADR[1]	Cents per ADR		
2007 Final dividend proposed[2]	**91.4¢**	70.1¢	57.7¢

Notes

[1] These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 160. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

[2] The Annual General Meeting to approve the final dividend will be held on 24 June 2008 and therefore the final dividend has not been included as a liability in these financial statements.

The payment of this dividend will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic Reported and Headline EPS is as follows:

	2007	2006	2005
Reported earnings[1] (£m)	**465.9**	435.8	363.9
Headline earnings (£m) (note 31)	**563.8**	520.1	440.9
Average shares used in Basic EPS calculation (m)	**1,176.9**	1,201.0	1,200.1
Reported EPS	**39.6p**	36.3p	30.3p
Headline EPS	**47.9p**	43.3p	36.7p

Note

[1] Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted Reported and Headline EPS is set out below:

	2007	2006	2005
Diluted Reported Earnings (£m)	**466.8**	436.9	363.9
Diluted Headline Earnings (£m)	**564.7**	521.2	440.9
Average shares used in Diluted EPS calculation (m)	**1,227.1**	1,242.2	1,224.8
Diluted Reported EPS	**38.0p**	35.2p	29.7p
Diluted Headline EPS	**46.0p**	42.0p	36.0p

Diluted EPS has been calculated based on the Reported and Headline Earnings amounts above. For the year ended 31 December 2007 and the year ended 31 December 2006, the $150 million Grey convertible bonds were dilutive and earnings were consequently increased by £0.9 million and £1.1 million respectively for the purpose of this calculation. For the year ended 31 December 2007 and the year ended 31 December 2006, the £450 million convertible bonds were accretive to earnings and therefore excluded from the calculation of dilutive earnings; these bonds were redeemed on their due date of 11 April 2007. In 2005, both convertibles were accretive to earnings and therefore excluded from the calculation of dilutive earnings. In addition, at 31 December 2007, options to purchase 16.4 million ordinary shares (2006: 7.6 million, 2005: 12.0 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group's shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2007 m	2006 m	2005 m
Average shares used in Basic EPS calculation	**1,176.9**	1,201.0	1,200.1
Dilutive share options outstanding	**16.6**	14.9	18.6
Other potentially issuable shares	**24.7**	17.4	6.1
$150 million Grey convertible bonds	**8.9**	8.9	–
Shares used in Diluted EPS calculation	**1,227.1**	1,242.2	1,224.8

At 31 December 2007 there were 1,191,491,263 ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares		Debt	
	2007 £m	2006 £m	2007 £m	2006 £m
Analysis of changes in financing				
Beginning of year	**199.0**	127.4	**1,771.5**	1,483.6
Shares issued in respect of acquisitions	**2.3**	–	–	–
Other issues of share capital	**30.2**	75.0	–	–
Share cancellations	**(5.7)**	(3.3)	–	–
Share issue costs paid	**(2.7)**	(0.1)	–	–
Net increase in drawings on bank loans, corporate bonds and convertible bonds	–	–	**498.9**	382.1
Net amortisation of financing costs included in net debt	–	–	**5.5**	10.4
Other movements	–	–	**(36.7)**	(21.7)
Exchange adjustments	–	–	**108.8**	(82.9)
End of year	**223.1**	199.0	**2,348.0**	1,771.5

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2007, the Company's share base was entirely composed of ordinary equity share capital and share premium of £223.1 million (2006: £199.0 million, 2005: £127.4 million), further details of which are disclosed in notes 26 and 27.

Debt

USA bond The Group has in issue $100 million of 6.875% bonds due July 2008 and $650 million of 5.875% bonds due June 2014.

Eurobond In November 2007, the Group issued €500 million of 5.25% bonds due January 2015. The Group has in issue €600 million of 4.375% bonds due December 2013 and €650 million of 6.0% bonds due June 2008.

Sterling bond In April 2007, the Group issued £400 million of 6% bonds due April 2017. In November 2007, the Group issued £200 million of 6.375% bonds due November 2020.

Revolving Credit Facilities The Group has a $1.6 billion seven year Revolving Credit Facility due August 2012. The Group's borrowing under this facility, which are drawn down predominantly in US dollars, Canadian dollars and pounds sterling, averaged $377 million in 2007. The Group had available undrawn committed credit facilities of £759 million at December 2007 (2006: £817 million).

Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program

The Group has a $1.4 billion US Commercial Paper Program using the Revolving Credit Facility as a backstop. The Group's borrowings under this program are notes issued in US dollars and swapped into other currencies as required. The average commercial paper outstanding since the launch of the program was $476 million. There was no US Commercial Paper outstanding at 31 December 2007.

Convertible bonds

During the year, the Group redeemed £450 million of 2% convertible bonds on their due date of April 2007.

In March 2005, with the purchase of Grey Global Group Inc, the Group acquired $150 million of 5% convertible debentures due 2033. Each debenture holder has the right to require Grey and WPP (as co-obligor) to repurchase as of each of 28 October 2008, 2010 and 2013 all or a portion of the holder's then outstanding debentures at par ($1,000 per debenture) plus the amount of accrued and unpaid interest. WPP has the unrestricted right to call the bond at par from 2013. Each $1,000 of principal amount is initially convertible into 11.820362 WPP ADSs and $499.31 of cash and is convertible at the option of the holder at any time. The effective interest rate on the liability component is 4.5%.

The Grey convertible bond has a nominal value of £75.7 million at 31 December 2007 (2006: total convertible bonds of £526.7 million, made up of £450 million convertible redeemed in April 2007 and £76.7 million Grey convertible). In accordance with IAS 39, these bonds have been split between a liability component and an equity component by initially valuing the liability component at fair value based on the present value of future cash flows and then holding it at amortised cost. The equity component represents the fair value, on initial recognition, of the embedded option to convert the liability into equity of the Group.

The liability element is £81.5 million and the equity component is £nil as at 31 December 2007 (2006: £548.7 million and £68.7 million respectively).

The Group estimates that the fair value of the liability component of the convertible bonds at 31 December 2007 to be approximately £76.8 million (2006: £538.4 million). This fair value has been calculated by discounting the future cash flows at the market rate.

The following table is an analysis of future anticipated cash flows in relation to the Group's debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2007 £m	2006 £m
Within one year	**(719.4)**	(624.9)
Between one and two years	**(94.6)**	(541.5)
Between two and three years	**(94.6)**	(37.2)
Between three and four years	**(94.6)**	(37.2)
Between four and five years	**(94.6)**	(37.2)
Over five years	**(2,030.1)**	(820.6)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	**(3,127.9)**	(2,098.6)
Short-term overdrafts – within one year	**(977.9)**	(706.8)
	(4,105.8)	(2,805.4)
Effect of discount/financing rates	**779.9**	327.1
Debt financing	**(3,325.9)**	(2,478.3)
Cash and short-term deposits	**2,040.2**	1,663.7
Net debt	**(1,285.7)**	(814.6)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2007 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ – fixed	528.9	5.64%	n/a	103
– floating	384.5	n/a	LIBOR	n/a
£ – fixed	400.0	6.19%	n/a	135
– floating	213.7	n/a	LIBOR	n/a
€ – fixed	165.3	7.39%	n/a	51
– floating	605.7	n/a	EURIBOR	n/a
¥ – fixed	40.6	2.07%	n/a	72
Other	9.3	n/a	LIBOR	n/a
	2,348.0			

2006 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ – fixed	483.9	5.18%	n/a	120
– floating	72.1	n/a	LIBOR	n/a
€ – fixed	56.6	8.85%	n/a	36
– floating	942.0	n/a	LIBOR	n/a
Other	216.9	n/a	LIBOR	n/a
	1,771.5			

Note

[1] Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2007 the amounts still to be written to income were £3.2 million in respect of US dollar swap terminations, to be written to income evenly until June 2014.

The following table is an analysis of future anticipated cash flows in relation to the Group's financial derivatives, which include interest rate and foreign exchange swaps:

2007	Financial liabilities		Financial assets	
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	422.8	411.3	581.2	588.5
Between one and two years	133.8	131.7	146.2	158.9
Between two and three years	78.3	76.0	60.8	63.4
Between three and four years	82.0	77.1	62.8	65.4
Between four and five years	83.1	77.7	63.9	65.6
Over five years	1,717.9	1,644.9	1,319.7	1,381.4
	2,517.9	**2,418.7**	**2,234.6**	**2,323.2**

2006	Financial liabilities		Financial assets	
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	748.8	740.2	579.7	607.5
Between one and two years	145.2	142.4	330.0	339.3
Between two and three years	140.7	139.5	50.6	55.5
Between three and four years	35.9	34.9	15.9	16.4
Between four and five years	35.7	34.8	16.0	16.4
Over five years	800.9	775.1	319.2	319.2
	1,907.2	1,866.9	1,311.4	1,354.3

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 161.

Net cash from operating activities:

	2007 £m	2006 £m	2005 £m
Profit for the year	**515.1**	482.6	398.0
Taxation	**204.3**	199.4	194.0
Finance costs	**266.1**	211.7	182.3
Finance income	**(139.4)**	(111.0)	(87.6)
Share of results of associates	**(41.4)**	(41.1)	(33.9)
Operating profit	**804.7**	741.6	652.8
Adjustments for:			
Non-cash share-based incentive plans (including share options)	**62.4**	70.9	68.6
Depreciation of property, plant and equipment	**126.3**	129.1	111.4
Impairment of goodwill	**44.1**	35.5	46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses	**1.7**	8.8	1.1
Amortisation and impairment of acquired intangible assets	**40.3**	43.3	25.3
Amortisation of other intangible assets	**18.1**	13.5	10.7
Gains on disposal of investments	**(3.4)**	(7.3)	(4.3)
Losses/(Gains) on sale of property, plant and equipment	**1.0**	(3.7)	1.1
Operating cash flow before movements in working capital and provisions	**1,095.2**	1,031.7	912.7
Decrease/(increase) in inventories and work in progress	**29.4**	(83.0)	39.5
Increase in receivables	**(886.7)**	(489.1)	(618.5)
Increase in payables – short term	**897.6**	433.4	710.4
Increase/(decrease) in payables – long term	**7.6**	17.6	(33.8)
(Decrease)/increase in provisions	**(22.5)**	(50.0)	10.0
Cash generated by operations	**1,120.6**	860.6	1,020.3
Corporation and overseas tax paid	**(151.0)**	(162.0)	(136.0)
Interest and similar charges paid	**(212.0)**	(135.1)	(128.2)
Interest received	**102.6**	75.2	62.4
Investment income	**3.1**	2.4	5.6
Dividends from associates	**28.0**	20.3	13.4
Net cash inflow from operating activities	**891.3**	661.4	837.5

Acquisitions and disposals:

	2007 £m	2006 £m	2005 £m
Initial cash consideration	**(520.4)**	(120.5)	(561.2)
Cash and cash equivalents acquired (net)	**60.5**	21.4	173.9
Earnout payments	**(93.9)**	(91.6)	(96.7)
Loan note redemptions	**(2.1)**	(11.7)	(33.0)
Purchase of other investments (including associates)	**(128.0)**	(28.7)	(29.0)
Proceeds on disposal of investments	**9.1**	15.5	38.3
Net cash outflow	**(674.8)**	(215.6)	(507.7)

Share repurchases and buy-backs:

	2007 £m	2006 £m	2005 £m
Share cancellations (excluding brokerage fees)	**(402.7)**	(218.8)	(123.3)
Purchase of own shares by ESOP trust	**–**	(38.9)	(29.0)
Shares purchased into treasury	**(12.7)**	–	–
Net cash outflow	**(415.4)**	(257.7)	(152.3)

Net increase/(decrease) in borrowings:

	2007 £m	2006 £m	2005 £m
Repayment of £450 million bonds	**(450.0)**	–	–
Proceeds from issue of £400 million bonds	**400.0**	–	–
Proceeds from issue of £200 million bonds	**200.0**	–	–
Proceeds from issue of €500 million bonds	**348.9**	–	–
Increase in drawings on bank loans	**–**	(21.8)	17.1
Proceeds from issue of €600 million Eurobonds	**–**	403.9	–
Repayment of $287.5 million convertible bonds	**–**	–	(154.5)
Repayment of $125 million Grey debt	**–**	–	(65.3)
Repayment of working capital facility	**–**	–	(277.2)
Repayment of $200 million bonds	**–**	–	(115.3)
Net cash inflow/(outflow)	**498.9**	382.1	(595.2)

Cash and cash equivalents:

	2007 £m	2006 £m	2005 £m
Cash at bank and in hand	**1,957.4**	1,476.8	1,029.0
Short-term bank deposits	**82.8**	186.9	86.2
Overdrafts[1]	**(977.9)**	(706.8)	(435.6)
Cash and cash equivalents at end of year	**1,062.3**	956.9	679.6

Note

[1] Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. Intangible assets

Goodwill

The movements in 2007 and 2006 were as follows:

	£m
Cost:	
1 January 2006	6,049.5
Additions[1]	207.6
Exchange differences	(433.5)
31 December 2006	5,823.6
Additions[1]	603.7
Exchange differences	59.9
31 December 2007	**6,487.2**
Accumulated impairment losses and write-downs:	
1 January 2006	374.3
Goodwill write-down relating to utilisation of pre-acquisition tax losses	8.8
Impairment losses for the year	20.1
Exchange differences	(14.1)
31 December 2006	389.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.7
Impairment losses for the year	33.7
Exchange differences	(9.0)
31 December 2007	**415.5**
Net book value:	
31 December 2007	**6,071.7**
31 December 2006	5,434.5
1 January 2006	5,675.2

Note

[1] Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates in note 14.

Significant components of goodwill as at 31 December 2007 and 2006 are:

	2007 £m	2006 £m
Young & Rubicam	**2,372.6**	2,249.6
Grey	**1,010.2**	964.2
Mediaedge:cia	**879.7**	874.7
Other	**1,809.2**	1,346.0
Total goodwill	**6,071.7**	5,434.5

Other goodwill represents goodwill on a large number of acquisitions, none of which is individually significant in comparison to the total carrying value of goodwill.

Other intangible assets:

The movements in 2007 and 2006 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:				
1 January 2006	897.0	356.6	77.4	1,331.0
Additions	–	–	16.7	16.7
Disposals	–	–	(4.1)	(4.1)
Acquired on acquisition of a subsidiary	–	20.3	–	20.3
Other movements	–	–	15.2	15.2
Exchange differences	(85.6)	(40.4)	(8.7)	(134.7)
31 December 2006	811.4	336.5	96.5	1,244.4
Additions	–	–	21.2	21.2
Disposals	–	(9.1)	–	(9.1)
Acquired on acquisition of a subsidiary	–	85.7	8.4	94.1
Other movements	–	–	(1.1)	(1.1)
Exchange differences	(13.4)	0.5	2.7	(10.2)
31 December 2007	**798.0**	**413.6**	**127.7**	**1,339.3**
Amortisation and impairment:				
1 January 2006	–	26.3	44.1	70.4
Charge for the year	–	43.3	13.5	56.8
Other movements	–	–	12.6	12.6
Exchange differences	–	(5.0)	(5.8)	(10.8)
31 December 2006	–	64.6	64.4	129.0
Charge for the year	–	40.3	18.1	58.4
Disposals	–	(2.4)	–	(2.4)
Other movements	–	(0.6)	(1.6)	(2.2)
Exchange differences	–	(0.5)	2.4	1.9
31 December 2007	**–**	**101.4**	**83.3**	**184.7**
Net book value:				
31 December 2007	**798.0**	**312.2**	**44.4**	**1,154.6**
31 December 2006	811.4	271.9	32.1	1,115.4
1 January 2006	897.0	330.3	33.3	1,260.6

Brands with an indefinite life represent JWT, Hill & Knowlton, Ogilvy & Mather Worldwide and the Young & Rubicam Group. These assets are carried at historical cost in accordance with the Group's accounting policy for intangible assets. The most significant of these is the Young & Rubicam Group with a carrying value of £481.6 million at 31 December 2007 (2006: £488.2 million). The carrying values of the JWT, Hill & Knowlton and Ogilvy & Mather Worldwide brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

In accordance with the Group's accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The carrying values of brands with an indefinite useful life are assessed for impairment purposes by using the royalty and loyalty methods of valuation, both of which utilise the net present value of future cash flows associated with the brands.

The 2007 goodwill impairment review was initially undertaken as at 30 June 2007 and then updated as at 31 December 2007. The review assessed whether the carrying value of goodwill was supported by the net present value of future cash flows based on management forecasts for 2008, an assumed annual growth rate of 3.0% and a pre-tax discount rate of 11.0%. For a small number of businesses, the impairment review is instead based on management forecasts using a projection period of up to five years for each cash-generating unit. After this projection period, steady or declining growth has been assumed at rates not exceeding long-term average growth rates for the industry for each cash-generating unit, with no improvement in operating margin being assumed.

An impairment charge is required for both goodwill and other indefinite lived intangible assets when the carrying amount exceeds the recoverable amount. Goodwill impairment charges of £44.1 million and £35.5 million were recorded in the years ended 31 December 2007 and 2006 respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. At 31 December 2007 an impairment charge of acquired intangible assets was recorded for £1.5 million. This charge related to Branding & Identity, Healthcare and Specialist Communications for £0.7 million, and Information, Insight & Consultancy, for £0.8 million. This charge was the result of our review of certain customer relationships which had been lost during the year.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the 'recoverable amount', defined as the higher of fair value less costs to sell and value in use. Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, tax rates, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit we identify for impairment testing and the criteria we use to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Group's financial condition and results of operations.

In 2007, the Group acquired 24/7 Real Media, Inc. for consideration of approximately £330 million. 24/7 significantly enhances the Group's digital capability and will make a major contribution to winning new business for the Group, primarily our Advertising and Media Investment Management businesses. For this reason, goodwill relating to 24/7 was reviewed for impairment against the net present value of future cash flows of this segment as the appropriate cash-generating unit.

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

13. Property, plant and equipment

The movements in 2007 and 2006 were as follows:

	Land and buildings					
	Land £m	Freehold buildings £m	Short leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:						
1 January 2006	14.6	50.9	363.5	262.7	366.8	1,058.5
Additions	–	1.4	64.2	39.5	62.7	167.8
New acquisitions	0.1	–	0.9	1.9	0.8	3.7
Disposals	(1.0)	(5.5)	(42.1)	(46.9)	(60.7)	(156.2)
Exchange adjustments	(4.4)	(12.6)	(32.1)	(29.0)	(22.7)	(100.8)
31 December 2006	9.3	34.2	354.4	228.2	346.9	973.0
Additions	–	0.7	56.7	34.9	58.8	151.1
New acquisitions	–	0.1	2.2	3.0	6.5	11.8
Disposals	(0.5)	(0.2)	(23.4)	(30.1)	(32.7)	(86.9)
Exchange adjustments	–	1.7	1.5	6.4	19.4	29.0
31 December 2007	**8.8**	**36.5**	**391.4**	**242.4**	**398.9**	**1,078.0**
Depreciation:						
1 January 2006	–	21.8	157.4	172.3	283.5	635.0
Charge for the year	–	1.7	43.2	30.8	53.4	129.1
Disposals	–	(0.4)	(36.6)	(43.6)	(57.7)	(138.3)
Exchange adjustments	–	(7.5)	(16.4)	(17.9)	(26.3)	(68.1)
31 December 2006	–	15.6	147.6	141.6	252.9	557.7
Charge for the year	–	1.7	38.9	28.0	57.7	126.3
Disposals	–	(0.2)	(17.7)	(25.6)	(34.2)	(77.7)
Exchange adjustments	–	0.6	5.9	3.8	11.8	22.1
31 December 2007	–	**17.7**	**174.7**	**147.8**	**288.2**	**628.4**
Net book value:						
31 December 2007	**8.8**	**18.8**	**216.7**	**94.6**	**110.7**	**449.6**
31 December 2006	9.3	18.6	206.8	86.6	94.0	415.3
1 January 2006	14.6	29.1	206.1	90.4	83.3	423.5

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £24.1 million (2006: £44.4 million).

14. Interests in associates, joint ventures and other investments

The movements in 2007 and 2006 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other investments £m
1 January 2006	208.2	301.7	509.9	55.3
Additions	1.5	–	1.5	18.2
Goodwill arising on acquisition of new associates	–	13.6	13.6	–
Share of results of associate undertakings (note 4)	41.1	–	41.1	–
Dividends and other movements	(21.5)	(2.5)	(24.0)	–
Exchange adjustments	(13.9)	(17.5)	(31.4)	(0.8)
Disposals	(0.1)	(0.6)	(0.7)	(8.6)
Reclassification from associates to other investments	(21.0)	(41.9)	(62.9)	62.9
Reclassification to subsidiaries	(8.5)	(11.3)	(19.8)	–
Revaluation of other investments	–	–	–	9.5
Goodwill impairment	–	(15.4)	(15.4)	–
Amortisation of other intangible assets	–	(0.5)	(0.5)	–
31 December 2006	185.8	225.6	411.4	136.5
Additions	25.3	–	25.3	61.9
Goodwill arising on acquisition of new associates	–	45.2	45.2	–
Share of results of associate undertakings (note 4)	41.4	–	41.4	–
Dividends and other movements	(24.7)	(4.5)	(29.2)	–
Exchange adjustments	7.2	12.9	20.1	–
Disposals	(0.4)	–	(0.4)	(1.1)
Reclassification from other investments to associates	0.6	36.2	36.8	(36.8)
Reclassification to subsidiaries	0.3	(0.4)	(0.1)	–
Revaluation of other investments	–	–	–	108.1
Goodwill impairment	–	(10.4)	(10.4)	–
31 December 2007	**235.5**	**304.6**	**540.1**	**268.6**

The investments included above as 'other investments' represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate. The revaluation of other investments in 2007 includes the revaluation of the Group's minority equity stake in an unlisted, European media company where the entry price for a new equity participant was at a significant premium to the Group's previous assessment of fair value.

The carrying values of goodwill and other intangible assets in relation to associates and joint ventures are reviewed for impairment in accordance with the Group's accounting policies.

The Group's principal associates and joint ventures at 31 December 2007 included:

	% owned	Country of incorporation
AGB Nielsen Media Research BV	50.0	Netherlands
Asatsu-DK	22.9	Japan
Chime Communications PLC	21.8	UK
Dentsu, Young & Rubicam Inc.	49.0	Japan
High Co S.A.	33.0	France
Ibope Latinoamericana SA	31.2	Brazil
Kinetic Worldwide Limited	50.0	UK
GIIR, Inc	29.0	Korea
The Grass Roots Group PLC	44.9	UK
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
STW Communications Group Limited	19.8	Australia

The market value of the Group's shares in its principal listed associate undertakings at 31 December 2007 was as follows: Asatsu-DK: £146.0 million, Chime Communications PLC: £19.9 million, High Co S.A.: £22.8 million GIIR, Inc: £20.1 million and STW Communications Group Limited: £41.6 million (2006: Asatsu-DK: £167.8 million, Chime Communications PLC: £30.6 million, High Co S.A.: £28.6 million and GIIR, Inc.: £26.4 million).

The carrying value (including goodwill) of these equity interests in the Group's balance sheet at 31 December 2007 was as follows: Asatsu-DK: £145.3 million, Chime Communications PLC: £17.5 million, High Co S.A.: £23.1 million, GIIR, Inc: £17.2 million and STW Communication Group Limited: £37.3 million (2006: Asatsu-DK: £134.3 million, Chime Communications PLC: £15.5 million, High Co S.A.: £19.5 million and GIIR, Inc.: £25.6 million).

The Group's investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information
The following tables present a summary of the aggregate financial performance and net asset position of the Group's associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2007.

	2007 £m	2006 £m	2005 £m
Income statement			
Revenue	**1,171.5**	1,231.9	1,167.0
Operating profit	**181.0**	152.6	168.8
Profit before taxation	**204.7**	200.4	182.8
Profit for the year	**136.9**	138.8	113.8

	2007 £m	2006 £m
Balance sheet		
Assets	**3,013.2**	2,788.1
Liabilities	**(1,708.9)**	(1,524.1)
Net assets	**1,304.3**	1,264.0

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £34.7 million (2006: £27.1 million).

15. Deferred tax
The Group's tax assets and liabilities are measured at the end of each period in accordance with IAS 12 and IAS 37. Tax liabilities have been recognised based on the Group's best estimate of potential tax exposures, using advice from external advisors where appropriate.

The recognition of deferred tax assets is determined by reference to the Group's estimate of recoverability as required by IAS 12. The Group uses models where appropriate to forecast future taxable profits.

Deferred tax assets are recognised in relation to an element of the Group's defined benefit pension provisions. Assets have only been recognised for territories where the Group considers that it is probable there would be sufficient taxable profits for the future deductions to be utilised.

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross £m	Offset £m	As reported £m
2007			
Deferred tax assets	109.6	(53.6)	**56.0**
Deferred tax liabilities	(517.6)	53.6	**(464.0)**
	(408.0)	–	**(408.0)**

	Gross £m	Offset £m	As reported £m
2006			
Deferred tax assets	130.7	(21.8)	108.9
Deferred tax liabilities	(489.6)	21.8	(467.8)
	(358.9)	–	(358.9)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2007 and 2006:

	Tax losses £m	Retirement benefit obligations £m	Deferred compensation £m	Other short-term temporary differences £m	Total £m
At 1 January 2006	52.9	16.9	21.8	53.8	145.4
(Charge)/credit to income	(16.8)	–	19.6	(9.1)	(6.3)
Credit to equity	–	5.3	12.3	–	17.6
Exchange differences	(5.9)	(1.4)	(1.9)	(8.1)	(17.3)
Transfer to current tax	(5.9)	–	(2.8)	–	(8.7)
At 31 December 2006	24.3	20.8	49.0	36.6	130.7
Credit/(charge) to income	10.0	1.5	(5.2)	(20.7)	(14.4)
Charge to equity	–	(9.9)	(0.5)	–	(10.4)
Exchange differences	1.9	1.0	(0.4)	1.2	3.7
At 31 December 2007	**36.2**	**13.4**	**42.9**	**17.1**	**109.6**

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2007 and 2006:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Other short-term temporary differences £m	Total £m
At 1 January 2006	504.3	12.4	11.6	19.9	548.2
Acquisition of subsidiaries	7.6	–	–	–	7.6
(Charge)/credit to income	(18.3)	5.3	9.3	(4.2)	(7.9)
Exchange differences	(50.8)	(0.7)	(1.6)	(0.4)	(53.5)
Transfer to current tax	–	–	–	(4.8)	(4.8)
At 31 December 2006	442.8	17.0	19.3	10.5	489.6
Acquisition of subsidiaries	25.4	–	–	–	25.4
(Charge)/credit to income	(15.9)	2.3	0.2	15.1	1.7
Exchange differences	(9.9)	–	–	–	(9.9)
Transfer to current tax	–	(0.8)	13.0	(1.4)	10.8
At 31 December 2007	**442.4**	**18.5**	**32.5**	**24.2**	**517.6**

Other short-term temporary differences comprise a number of items, none of which is individually significant to the Group's balance sheet. At 31 December 2007, £19.3 million related to property related temporary differences.

At the balance sheet date, the Group has gross tax losses and other temporary differences of £3,141.5 million available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £290.5 million of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £2,851.0 million of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £239.5 million that will expire by 2020 (a further £155.2 million will expire after this date). £2,119.7 million of losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £6,754.0 million (2006: £5,796.8 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. Inventory and work in progress
The following are included in the net book value of inventory and work in progress:

	2007 £m	2006 £m
Work in progress	**340.7**	339.6
Inventory	**3.2**	1.9
	343.9	341.5

17. Trade and other receivables
The following are included in trade and other receivables:

Amounts falling due within one year:

	2007 £m	2006 £m
Trade receivables	**4,691.0**	4,021.4
VAT and sales taxes recoverable	**86.5**	50.0
Prepayments and accrued income	**753.5**	422.1
Other debtors	**609.8**	438.4
	6,140.8	4,931.9

The ageing of our trade receivables and other financial assets is as follows:

			Past due but not impaired				
	Carrying amount at 31 December 2007 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	4,691.0	2,082.4	1,658.6	728.4	164.3	43.6	13.7
Other financial assets	600.7	339.8	123.8	49.9	30.7	22.8	33.7
	5,291.7	2,422.2	1,782.4	778.3	195.0	66.4	47.4

			Past due but not impaired				
	Carrying amount at 31 December 2006 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	4,021.4	1,785.1	1,421.9	624.4	140.8	37.4	11.8
Other financial assets	493.8	279.5	101.8	41.0	25.2	18.7	27.6
	4,515.2	2,064.6	1,523.7	665.4	166.0	56.1	39.4

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is still considered likely.

Amounts falling due after more than one year:

	2007 £m	2006 £m
Prepayments and accrued income	**3.4**	3.7
Other debtors	**145.9**	106.6
	149.3	110.3

Movements on bad debt provisions were as follows:

	2007 £m	2006 £m
Balance at beginning of year	**71.7**	80.1
New acquisitions	**1.0**	0.9
Charged to operating costs	**15.1**	17.1
Exchange adjustments	**2.3**	(6.2)
Utilisations and other movements	**(20.2)**	(20.2)
Balance at end of year	**69.9**	71.7

The allowance for bad and doubtful debts is equivalent to 1.5% of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2007 £m	2006 £m
Trade payables	**5,843.6**	4,743.6
Other taxation and social security	**276.4**	182.7
Payments due to vendors (earnout agreements)	**57.3**	87.9
Loan notes due to vendors	**2.7**	1.8
Liabilities in respect of put option agreements with vendors	**45.0**	51.1
Other creditors and accruals	**1,358.6**	1,205.9
Deferred income	**600.5**	510.8
Share repurchases – close period commitments (note 27)	**64.8**	–
	8,248.9	6,783.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2007 £m	2006 £m
Payments due to vendors (earnout agreements)	**261.7**	147.6
Liabilities in respect of put option agreements with vendors	**37.0**	28.8
Other creditors and accruals	**161.7**	155.5
	460.4	331.9

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out the undiscounted payments due to vendors, comprising deferred consideration and the directors' best estimates of future earnout-related obligations:

	2007 £m	2006 £m
Within one year	**58.2**	88.9
Between one and two years	**63.2**	36.5
Between two and three years	**85.7**	34.7
Between three and four years	**65.2**	49.1
Between four and five years	**48.6**	27.8
Over five years	–	–
	320.9	237.0
Effect of discount rates	**(1.9)**	(1.5)
	319.0	235.5

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2007 £m	2006 £m
Bank overdrafts	**977.9**	706.8
Convertible bonds	**81.5**	548.7
Corporate bonds and bank loans	**526.5**	5.1
	1,585.9	1,260.6

The Group considers that the carrying amount of overdrafts and short-term borrowings approximates their fair value.

Amounts falling due after more than 1 year:

	2007 £m	2006 £m
Corporate bonds and bank loans	**1,740.0**	1,217.7

The Group estimates that the fair value of convertible and corporate bonds is £2,319.1 million at 31 December 2007 (2006: £1,809.3 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within creditors fall due for repayment as follows:

	2007 £m	2006 £m
Within one year	**1,585.9**	1,260.6
Between one and two years	–	486.4
Between two and three years	–	–
Between three and four years	–	–
Between four and five years	–	–
Over five years	**1,740.0**	731.3
	3,325.9	2,478.3

21. Provisions for liabilities and charges

The movements in 2007 and 2006 were as follows:

	Property £m	Other £m	Total £m
1 January 2006	67.7	64.0	131.7
Charged to the income statement	0.8	0.2	1.0
New acquisitions	7.0	0.7	7.7
Utilised	(10.6)	(6.1)	(16.7)
Released to the income statement	(1.2)	(5.4)	(6.6)
Transfers	0.2	(3.8)	(3.6)
Exchange adjustments	(2.1)	(6.6)	(8.7)
31 December 2006	61.8	43.0	104.8
Charged to the income statement	7.6	14.7	22.3
New acquisitions	(0.3)	6.1	5.8
Utilised	(6.2)	(2.6)	(8.8)
Released to the income statement	(5.2)	(5.3)	(10.5)
Transfers	0.9	2.1	3.0
Exchange adjustments	0.1	0.1	0.2
31 December 2007	**58.7**	**58.1**	**116.8**

Provisions comprise liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include provisions for vacant space, sub-let losses and other property-related liabilities. Also included are other provisions, such as certain long-term employee benefits and legal claims, where the likelihood of settlement is considered probable.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2007 £m	2006 £m	2005 £m
Share-based payments	**62.4**	70.9	68.6

Share-based payments comprise charges for stock options and restricted stock awards to employees of the group.

As of 31 December 2007, there was £69.8 million (2006: £58.1 million) of total unrecognised compensation cost related to the Group's restricted stock plans. That cost is expected to be recognised over a weighted-average period of 11 months (2006: 12 months).

Further information on stock options is provided in note 26.

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group's ESOP Trusts. The most significant current schemes are as follows:

Renewed Leadership Equity Acquisition Plan (Renewed LEAP)

Under Renewed LEAP, the most senior executives of the Group, including certain executive directors, commit WPP shares ('investment shares') in order to have the opportunity to earn additional WPP shares ('matching shares'). The number of matching shares which a participant can receive at the end of the fixed performance period (five years in the case of the 2005, 2006 and 2007 grants; four years for the 2004 grant) is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2007, 2006 and 2005 grants is five shares for each investment share. The 2004 Renewed LEAP plan vested in March 2008 at a match of 2.6 shares for each investment share.

Long-Term Incentive Plans (LTIP)
For 2004 and prior years, senior executives of most Group operating companies participated in their respective company's long-term incentive plans, based on the achievement of three-year financial performance targets. These plans operated on a rolling three-year basis. The value of payments earned by executives over each performance period was typically based on the achievement of targeted improvements in the following performance measures over the relevant three-year period:
(i) average operating profit or profit before taxation;
(ii) average operating margin.
The last significant grant under LTIP vested in March 2007 as the scheme has been superseded by PSA (see below).

Performance Share Awards (PSA)
Grants of stock under PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and will vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

Leaders, Partners and High Potential Group
Stock option grants under the executive stock option plan were not significant in 2007, 2006 or 2005 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group's ESOP trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

Valuation methodology
For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 26, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

Market/Non-market conditions
Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. The Renewed LEAP scheme is subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year end, the relevant accrual for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the 'Monte Carlo Model') and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

Movement on ordinary shares granted for significant restricted stock plans

	Non-vested 1 January 2007 number (m)	Granted number (m)	Lapsed number (m)	Vested number (m)	Non-vested 31 December 2007 number (m)
Renewed LEAP[1]	2.6	0.6	–	–	**3.2**
Long-Term Incentive Plans (LTIP)	3.9	–	(0.1)	(3.8)	–
Performance Share Awards (PSA)	4.4	3.6	(0.6)	(0.1)	**7.3**
Leaders, Partners and High Potential Group	6.0	3.0	(0.6)	–	**8.4**
Weighted average fair value (pence per share):					
Renewed LEAP[1]	592p	623p	n/a	n/a	**598p**
Long-Term Incentive Plans (LTIP)	543p	n/a	525p	543p	**n/a**
Performance Share Awards (PSA)	669p	778p	717p	656p	**719p**
Leaders, Partners and High Potential Group	616p	648p	616p	570p	**628p**

Notes
[1] The number of shares granted represent the 'investment shares' committed by participants at grant date. The actual number of shares that will vest is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group's restricted stock plans during the year ended 31 December 2007 was £31.7 million (2006: £46.7 million, 2005: £17.3 million).

23. Provision for post-employment benefits
Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

	2007 £m	2006 £m	2005 £m
Defined contribution schemes	**66.4**	63.2	59.3
Defined benefit schemes charge to operating profit	**14.3**	18.5	16.3
Pension costs (note 5)	**80.7**	81.7	75.6
Expected return on pension scheme assets (note 6)	**(28.1)**	(25.2)	(24.2)
Interest on pension scheme liabilities (note 6)	**33.8**	32.4	32.0
	86.4	88.9	83.4

Defined benefit schemes
The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2007.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. In 2006 the Group implemented a funding strategy under which our objective is to fully eliminate the deficit for funded schemes by 31 December 2010. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2007 amounted to £47.0 million (2006: £48.6 million, 2005: £35.6 million). Employer contributions and benefit payments in 2008 are expected to be £39.4 million.

(a) Assumptions
The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2007 % pa	2006 % pa	2005 % pa	2004 % pa
UK				
Discount rate	**5.8**	5.1	4.7	5.3
Rate of increase in salaries	**4.8**	4.5	4.3	4.3
Rate of increase in pensions in payment	**4.1**	3.9	3.8	3.8
Inflation	**3.3**	3.0	2.8	2.8
Expected rate of return on equities	**7.3**	7.3	7.3	7.5
Expected rate of return on bonds[1]	**5.3**	5.0	4.5	5.0
Expected rate of return on insured annuities	**5.8**	5.1	4.7	5.3
Expected rate of return on property	**5.0**	7.0	7.0	7.0
Expected rate of return on cash and other	**4.8**	4.8	4.3	3.0
Weighted average return on assets	**5.8**	5.6	5.2	5.7
North America				
Discount rate	**6.1**	5.7	5.5	5.7
Rate of increase in salaries	**4.6**	4.0	4.0	4.0
Inflation	**2.5**	2.5	2.5	3.0
Expected rate of return on equities	**7.9**	7.9	7.9	7.9
Expected rate of return on bonds[1]	**5.1**	4.8	4.7	4.8
Expected rate of return on cash and other	**3.0**	3.0	3.0	1.8
Weighted average return on assets	**6.7**	6.8	6.7	6.9
Continental Europe				
Discount rate	**5.5**	4.6	4.2	4.5
Rate of increase in salaries	**2.9**	2.8	2.9	3.1
Rate of increase in pensions in payment	**2.1**	2.0	1.6	1.7
Inflation	**2.2**	2.1	2.0	2.0
Expected rate of return on equities	**7.2**	7.2	6.7	7.0
Expected rate of return on bonds[1]	**4.5**	4.4	4.3	4.5
Expected rate of return on property	**5.5**	6.1	6.2	6.4
Expected rate of return on cash and other	**4.3**	3.4	2.5	2.6
Weighted average return on assets	**5.3**	5.5	5.4	5.5
Asia Pacific, Latin America, Africa & Middle East				
Discount rate	**3.9**	3.1	3.5	3.1
Rate of increase in salaries	**4.0**	3.7	3.6	3.1
Inflation	**4.6**	1.2	2.0	1.5
Expected rate of return on equities	**10.0**	–	–	–
Expected rate of return on bonds[1,2]	**6.2**	5.3	8.2	7.9
Expected rate of return on property	**–**	10.0	11.0	10.0
Expected rate of return on cash and other[2]	**1.6**	2.0	1.6	1.6
Weighted average return on assets	**3.7**	3.2	3.3	3.1

Note
[1] Expected rate of return on bonds assumptions reflect the yield expected on actual bonds held, whereas the discount rate assumptions are based on high-quality corporate bond yields.
[2] Insurance instruments are classified in cash and other. In previous financial statements they were classified in bonds.

For the Group's plans, the plans' assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual schemes.

Establishing the expected long-term rates of investment return on pension assets is a judgemental matter. Management considers the types of investment classes in which our pension plan assets are invested and the expected compound return we can reasonably expect the portfolio to earn over time, which reflects forward-looking economic assumptions.

Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate.

Also, we periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries, which generate probability-adjusted expected future returns on those assets. These studies also project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories.

The studies performed at the time we set these assumptions supported the reasonableness of our return assumptions based on the target allocation of investment classes and the then current market conditions.

At 31 December 2007, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Europe	Asia Pacific
– current pensioners – male	19.6	19.0	20.5	18.3	19.3
– current pensioners – female	22.2	21.0	23.3	21.7	24.7
– future pensioners (current age 45) – male	20.5	19.0	21.9	20.6	21.4
– future pensioners (current age 45) – female	23.2	21.0	24.8	23.8	28.2

The life expectancies after age 65 at 31 December 2006 were 19.4 years and 22.1 years for male and female current pensioners respectively, and 20.3 years and 23.1 years for male and female future pensioners (current age 45) respectively.

For a 0.25% increase or decrease in the discount rate at 31 December 2007, the 2008 pension expense would be broadly unchanged as the change in service cost and interest cost are similar. The effect on the year-end 2007 pension deficit would be a decrease or increase, respectively, of approximately £20.0 million.

(b) Assets and liabilities

At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

	2007 £m	**%**	2006 £m	%	2005 £m	%
Group						
Equities	**174.2**	**34.6**	173.7	36.9	164.2	36.2
Bonds	**203.8**	**40.4**	198.0	42.1	191.1	42.2
Insured annuities	**65.0**	**12.9**	70.8	15.1	73.2	16.1
Property	**16.6**	**3.3**	18.7	4.0	17.5	3.9
Cash	**44.4**	**8.8**	9.2	1.9	7.2	1.6
Total fair value of assets	**504.0**	**100.0**	470.4	100.0	453.2	100.0
Present value of scheme liabilities	**(637.6)**		(657.0)		(684.6)	
Deficit in the schemes	**(133.6)**		(186.6)		(231.4)	
Irrecoverable surplus	**(0.5)**		(1.0)		–	
Unrecognised past service cost	**(0.9)**		–		–	
Net liability[1]	**(135.0)**		(187.6)		(231.4)	
Schemes in surplus	**8.4**		4.7		–	
Schemes in deficit	**(143.4)**		(192.3)		(231.4)	

Note

[1] The related deferred tax asset is discussed in note 15.

The total fair value of assets, present value of scheme liabilities and deficit in the scheme for 2004 were £329.9 million, £595.2 million and £202.3 million respectively.

Deficit in schemes by region

	2007 £m	2006 £m	2005 £m
UK	**(24.2)**	(50.0)	(54.4)
North America	**(59.6)**	(82.3)	(117.6)
Continental Europe	**(46.7)**	(51.2)	(55.1)
Asia Pacific, Latin America, Africa & Middle East	**(3.1)**	(3.1)	(4.3)
Deficit in the schemes	**(133.6)**	(186.6)	(231.4)

Some of the Group's defined benefit schemes are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded schemes, the benefit payments are made as and when they fall due. Pre-funding of these schemes would not be typical business practice.

The following table shows the split of the deficit at 31 December 2007, 2006 and 2005 between funded and unfunded schemes.

	2007 (Deficit)/ surplus £m	**2007 Present value of 2007 scheme liabilities £m**	2006 Deficit £m	2006 Present value of scheme liabilities £m	2005 Deficit £m	2005 Present value of scheme liabilities £m
Funded schemes by region						
UK	**(24.2)**	**(274.2)**	(50.0)	(295.8)	(54.4)	(290.1)
North America	**1.6**	**(183.5)**	(15.0)	(178.9)	(44.9)	(203.0)
Continental Europe	**(16.2)**	**(77.6)**	(19.3)	(72.5)	(24.1)	(77.1)
Asia Pacific, Latin America, Africa & Middle East	**(1.6)**	**(9.1)**	(2.1)	(9.6)	(2.5)	(8.9)
Deficit/liabilities in the funded schemes	**(40.4)**	**(544.4)**	(86.4)	(556.8)	(125.9)	(579.1)
Unfunded schemes by region						
UK	–	–	–	–	–	–
North America	**(61.2)**	**(61.2)**	(67.3)	(67.3)	(72.7)	(72.7)
Continental Europe	**(30.5)**	**(30.5)**	(31.9)	(31.9)	(31.0)	(31.0)
Asia Pacific, Latin America, Africa & Middle East	**(1.5)**	**(1.5)**	(1.0)	(1.0)	(1.8)	(1.8)
Deficit/liabilities in the unfunded schemes	**(93.2)**	**(93.2)**	(100.2)	(100.2)	(105.5)	(105.5)
Deficit/liabilities in the schemes	**(133.6)**	**(637.6)**	(186.6)	(657.0)	(231.4)	(684.6)

In accordance with IAS 19, schemes that are wholly or partially funded are considered funded schemes. In previous financial statements, schemes with funding levels of less than 50% were considered unfunded schemes.

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the statement of recognised income and expense (SORIE):

	2007 £m	2006 £m	2005 £m
Group			
Current service cost	**16.2**	18.3	17.9
Past service (income)/cost	**(1.1)**	0.3	(1.4)
Gain on settlements and curtailments	**(0.8)**	(0.1)	(0.2)
Charge to operating profit	**14.3**	18.5	16.3
Expected return on pension scheme assets	**(28.1)**	(25.2)	(24.2)
Interest on pension scheme liabilities	**33.8**	32.4	32.0
Charge to profit before taxation for defined benefit schemes	**20.0**	25.7	24.1
(Loss)/gain on pension scheme assets relative to expected return	**(6.0)**	9.3	22.4
Experience gains arising on the scheme liabilities	**0.1**	3.5	3.6
Changes in assumptions underlying the present value of the scheme liabilities	**35.4**	(0.5)	(31.3)
Change in irrecoverable surplus	**0.5**	(1.0)	–
Movement in exchange rates	**(3.0)**	14.7	(10.9)
Actuarial gain/(loss) recognised in SORIE	**27.0**	26.0	(16.2)

As at 31 December 2007 the cumulative amount of net actuarial losses recognised in equity since 1 January 2001 was £63.5 million (31 December 2006: £90.5 million, 31 December 2005: £116.5 million). Of this amount, a net gain of £18.3 million was recognised since the 1 January 2004 adoption of IAS 19.

In accordance with IAS 19, certain other long-term employee benefits should be measured in the same manner as a defined benefit plan. In 2005, the SORIE included £0.3 million for such plans.

(d) Movement in scheme obligations

The following table shows an analysis of the movement in the scheme obligations for each accounting period:

	2007 £m	2006 £m	2005 £m
Change in benefit obligation			
Benefit obligation at beginning of year	**657.0**	684.6	595.2
Service cost	**16.2**	18.3	17.9
Interest cost	**33.8**	32.4	32.0
Plan participants' contributions	**0.5**	0.5	0.6
Actuarial (gain)/loss	**(35.5)**	(3.0)	27.7
Benefits paid	**(40.2)**	(40.1)	(38.4)
Loss/(gain) due to exchange rate movements	**7.2**	(37.8)	25.6
Plan amendments	**(2.0)**	0.3	(1.4)
Acquisitions	**0.3**	–	14.2
Reclassification	**1.1**	5.8	11.4
Settlements and curtailments	**(0.8)**	(4.0)	(0.2)
Benefit obligation at end of year	**637.6**	657.0	684.6

The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in scheme assets

The following table shows an analysis of the movement in the scheme assets for each accounting period:

	2007 £m	2006 £m	2005 £m
Change in plan assets			
Fair value of plan assets at beginning of year	**470.4**	453.2	392.9
Expected return on plan assets	**28.1**	25.2	24.2
Actuarial (loss)/gain on plan assets	**(6.0)**	9.3	22.4
Employer contributions	**47.0**	48.6	35.6
Plan participants' contributions	**0.5**	0.5	0.6
Benefits paid	**(40.2)**	(40.1)	(38.4)
Loss/(gain) due to exchange rate movements	**4.2**	(23.1)	14.7
Acquisitions	**–**	–	1.2
Reclassification	**–**	0.7	–
Settlements	**–**	(3.9)	–
Fair value of plan assets at end of year	**504.0**	470.4	453.2
Actual return on plan assets	**22.1**	34.5	46.6

(f) History of experience gains and losses

	2007 £m	2006 £m	2005 £m
(Loss)/gain on pension scheme assets relative to expected return:			
Amount	**(6.0)**	9.3	22.4
Percentage of scheme assets	**1.2%**	2.0%	4.9%
Experience gains arising on the scheme liabilities:			
Amount	**0.1**	3.5	3.6
Percentage of the present value of the scheme liabilities	**0.0%**	0.5%	0.5%
Total gain/(loss) recognised in SORIE:			
Amount	**27.0**	26.0	(16.2)
Percentage of the present value of the scheme liabilities	**4.2%**	4.0%	(2.4%)

The experience gains on pension scheme assets and scheme liabilities in 2004 were £13.5 million and £1.2 million respectively.

24. Risk management policies

Foreign currency risk

The Group's results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

Interest rate risk

The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Liquidity risk

The Group actively maintains a mixture of long- and short-term committed facilities that are designed to ensure the Group has sufficient available funds to meet current and forecast financial requirements as cost-effectively as possible. As at 31 December 2007 the Group has a committed credit facility of £759 million which was undrawn.

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in notes 26 and 27.

Credit risk

The Group's principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group's maximum exposure to credit risk in relation to financial assets, as shown in note 25.

The Group's credit risk is primarily attributable to its trade receivables. The majority of the Group's trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

A relatively small number of clients contribute a significant percentage of the Group's consolidated revenues. The Group's clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Group's clients will continue to utilise the Group's services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Group's largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group's prospects, business, financial condition and results of operations.

Sensitivity analysis
The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group's financial instruments. The analysis assumes that all hedges are highly effective.

Currency risk
A 10% weakening of sterling against the Group's major currencies would result in the following losses, which would be posted directly to equity. These losses would arise on the retranslation of foreign currency denominated borrowings and derivatives designated as effective net investment hedges of overseas net assets. These losses would be offset in equity by a corresponding gain arising on the retranslation of the related hedged foreign currency net asets. A 10% strengthening of sterling would have an equal and opposite effect. There are no other material foreign exchange exposures which would create gains or losses to the functional reporting currencies of individual entities in the Group.

	2007 £m	2006 £m
United States Dollar	**51.8**	10.7
Euro	**44.0**	66.0

Interest rate risk
A one percentage point increase or decrease in market interest rates for all currencies in which the Group had borrowings at 31 December 2007 would increase or decrease profit before tax respectively by approximately £11.1 million (2006: £7.7 million). The effect on equity as at 31 December 2007 would be £22.7 million (2006: £11.6 million). This has been calculated by applying the interest rate change to the Group's variable rate borrowings.

25. Financial instruments

Currency derivatives
The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group's investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group's principal markets.

At 31 December 2007, the fair value of the Group's currency derivatives is estimated to be a net liability of approximately £7.2 million (2006: £7.2 million asset). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £50.3 million (2006: £32.1 million) assets included in trade and other receivables and £57.5 million (2006: £24.9 million) liabilities included in trade and other payables. The fair value movement of currency derivatives during the year that are designated and effective as net investment hedges amounts to £6.7 million (2006: £22.9 million) and has been charged to and deferred in equity.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to £7.0 million (2006: £1.3 million, 2005: £4.4 million) which has been charged to finance costs for the year. This charge resulted from a £19.2 million loss on hedging instruments and a £12.2 million gain on hedged items.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £412.6 million. The Group estimates the fair value of these contracts is £1.5 million.

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps
The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with nominal values of €200 million have fixed interest receipts at 6.00% up until June 2008 and have floating interest payments averaging EURIBOR plus 2.185%. Contracts with a nominal value of €1,300 million have fixed interest receipts of 4.96% up until July 2013 and have floating interest payments averaging EURIBOR plus 0.90%. Contracts with a nominal value of €100 million have fixed interest payments of 5.56% until June 2014 and have floating rate receipts averaging LIBOR plus 0.96%.

Contracts with a nominal value of £200 million have fixed interest receipts of 6.00% up until April 2017 and have floating rate payments averaging LIBOR plus 0.64%.

The fair value of interest rate swaps entered into at 31 December 2007 is estimated to be a net asset of approximately £0.4 million (2006: £0.1 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £22.7 million (2006: £8.2 million) assets included in trade and other receivables and £22.3 million (2006: £8.1 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to £0.1 million (2006: £1.3 million, 2005: nil) which has been charged to finance costs for the year. This charge resulted from a £2.3 million gain on hedging instruments and a £2.4 million loss on hedged items.

An analysis of the Group's financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2007						
Other investments	–	–	–	268.6	–	268.6
Cash and short-term deposits	–	–	2,040.2	–	–	2,040.2
Bank overdrafts and loans	–	–	–	–	(1,585.9)	(1,585.9)
Bonds and bank loans	–	–	–	–	(1,740.0)	(1,740.0)
Trade and other receivables: amounts falling due within one year	–	–	5,219.1	–	–	5,219.1
Trade and other receivables: amounts falling due after more than one year	–	–	72.6	–	–	72.6
Trade and other payables: amounts falling due within one year	–	–	–	–	(5,883.0)	(5,883.0)
Trade and other payables: amounts falling after more than one year	–	–	–	–	(12.6)	(12.6)
Derivative assets	73.0	5.5	–	–	–	78.5
Derivative liabilities	(79.8)	–	–	–	–	(79.8)
Share repurchases – close period commitments	–	(64.8)	–	–	–	(64.8)
Liabilities in respect of put options	–	(82.0)	–	–	–	(82.0)
	(6.8)	**(141.3)**	**7,331.9**	**268.6**	**(9,221.5)**	**(1,769.1)**

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2006						
Other investments	–	–	–	136.5	–	136.5
Cash and short-term deposits	–	–	1,663.7	–	–	1,663.7
Bank overdrafts and loans	–	–	–	–	(1,260.6)	(1,260.6)
Bonds and bank loans	–	–	–	–	(1,217.7)	(1,217.7)
Trade and other receivables: amounts falling due within one year	–	–	4,443.5	–	–	4,443.5
Trade and other receivables: amounts falling due after more than one year	–	–	71.7	–	–	71.7
Trade and other payables: amounts falling due within one year	–	–	–	–	(4,758.4)	(4,758.4)
Trade and other payables: amounts falling after more than one year	–	–	–	–	(3.7)	(3.7)
Derivative assets	40.3	3.7	–	–	–	44.0
Derivative liabilities	(33.0)	–	–	–	–	(33.0)
Liabilities in respect of put options	–	(79.9)	–	–	–	(79.9)
	7.3	(76.2)	6,178.9	136.5	(7,240.4)	(993.9)

The fair value of financial assets and liabilities are based on quoted market prices where available. Where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cashflow models where appropriate.

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised		
At 1 January 2006	1,750,000,000	175.0
At 31 December 2006	1,750,000,000	175.0
At 31 December 2007	**1,750,000,000**	**175.0**
Issued and fully paid		
At 1 January 2006	1,252,899,372	125.3
Exercise of share options	20,984,083	2.1
Share cancellations	(33,157,108)	(3.3)
Other	(121,160)	(0.0)
At 31 December 2006	1,240,605,187	124.1
Exercise of share options	7,773,345	0.7
Share cancellations	(57,193,623)	(5.7)
Acquisitions	305,354	0.1
Other	1,000	0.0
At 31 December 2007	**1,191,491,263**	**119.2**

Fully paid ordinary shares, which have a per value of 10p, carry one vote per share and the right to dividends.

Share options

WPP Executive Share Option Scheme

As at 31 December 2007, unexercised options over ordinary shares of 12,379,801 and unexercised options over ADRs of 3,870,415 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
493,629	2.930	2001-2008
5,022	3.030	2001-2008
10,950	3.270	2001-2008
7,973	3.763	2006-2013
42,899	3.763	2006-2013
4,239	3.763	2006-2013
110,667	4.210	2005-2012
1,383,200	4.210	2005-2012
53,652	4.210	2006-2012
30,658	4.210	2005-2013
3,832	4.210	2005-2012
32,385	4.210	2005-2012
4,597	4.210	2005-2012
3,832	4.210	2005-2012
77,552	4.438	2005-2012
6,759	4.438	2005-2012
41,170	4.615	2006-2013
51,247	4.615	2007-2013
68,817	4.865	2004-2011
1,071,242	4.865	2004-2011
31,558	4.865	2005-2011
38,543	5.185	2002-2009
2,000,000	5.490	2007-2014
27,288	5.520	2008-2014
197,094	5.535	2007-2014
1,141,935	5.535	2007-2014
942,601	5.535	2007-2014
38,524	5.535	2008-2014
28,942	5.535	2007-2008
6,124	5.535	2007-2015
987	5.535	2007-2014
24,390	5.535	2007-2014
2,469	5.535	2007-2014
240,293	5.535	2007-2014
235,976	5.595	2006-2013
1,807,700	5.595	2006-2013
17,194	5.595	2006-2014
39,698	5.595	2007-2013
18,709	5.595	2006-2013
47,660	5.595	2006-2013
29,636	5.595	2006-2013
291,465	5.595	2006-2013
235,251	5.700	2002-2009
7,740	5.725	2007-2014
9,676	5.725	2007-2014
11,423	5.775	2009-2015
14,826	5.818	2008-2015
2,964	5.818	2008-2015
8,940	5.895	2008-2015
11,175	5.895	2008-2015
2,235	5.895	2008-2015
11,980	5.895	2008-2015
8,778	6.105	2008-2015
25,510	6.105	2008-2015
9,828	6.105	2008-2015
8,830	6.228	2010-2017
7,876	6.228	2011-2017
4,280	6.718	2009-2016
10,700	6.718	2009-2016
4,280	6.718	2009-2016
23,480	6.718	2009-2016
69,369	6.718	2009-2016
19,566	6.718	2011-2016
2,062	6.938	2009-2016
49,906	7.180	2005-2012
33,099	7.550	2005-2012
30,294	7.550	2005-2012
66,189	7.550	2005-2012
317,846	7.550	2005-2012
3,741	7.550	2006-2012
15,870	7.723	2010-2017
22,396	8.110	2004-2011
38,566	8.110	2004-2011
6,544	8.193	2004-2011
19,630	8.193	2004-2011
394,774	9.010	2003-2010
11,575	9.010	2004-2010
115,590	9.010	2003-2010
19,428	10.770	2003-2010
10,476	10.770	2003-2010

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
12,457	30.080	2006-2013
2,692	30.080	2006-2013
535,364	33.200	2005-2012
8,732	33.200	2005-2012
2,881	34.702	2005-2012
368,031	35.380	2004-2011
195,194	46.475	2002-2009
975,375	47.410	2006-2013
30,471	47.410	2006-2013
630	47.410	2006-2013
44,222	47.410	2006-2013
3,163	47.410	2006-2013
1,548	48.450	2007-2014
17,459	50.670	2008-2015
197	50.670	2008-2015
982,954	50.800	2007-2014
196	50.800	2007-2014
18,597	50.800	2007-2014
2,952	50.800	2007-2014
42,460	50.800	2007-2014
38,401	51.220	2007-2014
15,222	53.030	2005-2012
15,096	54.050	2005-2012
133,837	54.050	2005-2012
18,439	54.230	2008-2015
458	54.570	2008-2015
4,581	54.570	2008-2015
8,973	55.740	2008-2015
898	55.740	2008-2015
898	55.740	2008-2015
2,691	57.020	2008-2015
21,992	57.020	2008-2015
6,976	57.338	2003-2010
20,096	58.238	2004-2011
856	58.460	2009-2016
22,666	58.460	2009-2016
856	58.460	2009-2016
10,159	58.886	2004-2010
7,249	61.290	2009-2016
7,249	61.290	2010-2016

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
7,248	61.290	2011-2016
16,210	61.690	2009-2016
49,544	62.110	2003-2010
2,415	62.110	2005-2010
187,950	62.263	2003-2010
796	62.810	2010-2017
468	63.900	2009-2016
2,423	63.900	2009-2016
2,007	74.720	2010-2017
5,594	75.940	2010-2017
12,592	84.485	2003-2010

WPP Worldwide Share Ownership Program

As at 31 December 2007, unexercised options over ordinary shares of 5,838,150 and unexercised options over ADRs of 804,232 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
3,000	3.400	2001-2008
235,800	3.903	2006-2013
1,400	3.903	2006-2013
3,000	3.903	2006-2013
6,000	3.903	2007-2013
9,275	4.210	2005-2012
1,625	4.210	2005-2013
1,000	5.210	2004-2011
98,675	5.315	2002-2009
1,400	5.315	2003-2009
12,000	5.435	2008-2014
7,125	5.435	2007-2008
1,875	5.435	2007-2011
385,500	5.435	2007-2014
10,375	5.435	2007-2014
8,125	5.775	2008-2015
3,250	5.990	2004-2011
13,375	6.195	2008-2015
972,175	6.195	2008-2015
8,875	6.195	2009-2015
4,500	6.195	2008-2012
15,420	6.668	2009-2017
109,159	6.740	2009-2016
1,010,323	6.938	2009-2016
109,270	6.938	2010-2016
9,039	6.938	2010-2016
5,000	6.938	2009-2013
43,500	7.005	2010-2017
422,350	7.180	2005-2012
8,875	7.180	2006-2012
130,875	7.478	2011-2017
1,411,714	7.718	2010-2017
16,650	7.718	2010-2014
10,875	7.718	2011-2017
17,750	7.718	2010-2017
400,025	7.790	2003-2010
5,500	7.790	2004-2010
317,600	7.960	2004-2011
5,875	7.960	2005-2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
54,510	30.800	2006-2013
64,605	49.880	2007-2014
35,710	53.030	2005-2012
33,780	56.480	2004-2011
144,995	59.520	2008-2015
201,594	60.690	2009-2016
269,038	75.760	2010-2017

Young & Rubicam Inc 1997 Incentive Compensation Plan

As of 31 December 2007, unexercised options over ordinary shares of 581,929 and unexercised options over ADRs of 479,920 have been granted under the Young & Rubicam Inc 1997 Incentive Compensation Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
83,500	4.705	2000-2008
208,751	6.163	2000-2009
41,750	6.328	2000-2009
227,053	7.052	2000-2010
10,437	7.569	2000-2009
10,438	8.996	2000-2010

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
124,437	44.611	2000-2009
10,985	46.557	2000-2009
11,481	48.204	2000-2010
174,156	51.048	2000-2010
25,050	53.443	2000-2009
83,500	54.042	2000-2009
33,400	56.287	2000-2009
1,963	59.656	2000-2010
6,263	60.479	2000-2010
2,923	63.772	2000-2010
1,670	71.781	2000-2010
1,587	72.605	2000-2010
2,505	84.731	2000-2010

Tempus Group plc 1998 Long Term Incentive Plan

As at 31 December 2007, unexercised options over ordinary shares of 106,295 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
49,827	2.260	2001-2008
24,306	4.920	2001-2011
12,153	5.580	2001-2011
20,009	6.000	2001-2010

The Grey Global Group, Inc 1994 Stock Incentive Plan

As at 31 December 2007, unexercised options over ordinary shares of 54,365 and unexercised options over ADRs of 147,394 have been granted under the Grey Global Group, Inc 1994 Stock Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
54,365	3.499	2007-2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
11,525	14.370	2005-2009
20,810	19.540	2005-2010
2,914	27.290	2005-2011
7,089	28.210	2006-2013
1,827	28.300	2005-2012
4,545	29.410	2005-2011
7,046	30.270	2007-2011
5,807	30.830	2005-2012
5,785	31.220	2005-2012
6,371	31.420	2005-2012
21,745	31.750	2008-2011
6,264	31.940	2007-2011
10,874	33.500	2007-2011
21,745	34.120	2007-2011
13,047	36.110	2008-2010

24/7 Real Media, Inc 2002 Stock Incentive Plan

As at 31 December 2007, unexercised options over ADRs of 236,822 have been granted under the 24/7 Real Media, Inc 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
8	1.340	2007-2013
2,988	15.880	2007-2014
427	17.150	2007-2014
434	18.230	2007-2015
109	18.420	2007-2015
114	19.250	2007-2015
76	19.310	2007-2015
147	19.370	2007-2015
296	19.440	2007-2015
1,574	19.950	2007-2015
69	20.010	2007-2015
187	20.070	2007-2015
414	20.330	2007-2015
137	20.640	2007-2015
46	20.770	2007-2014
28	20.840	2007-2014
250	20.960	2007-2015
112	21.030	2007-2014
42	21.220	2007-2014
89	21.600	2007-2014
132	22.490	2007-2015
99	22.550	2007-2015
66	22.870	2007-2015
79	23.180	2007-2015
167	23.440	2007-2015
289	23.820	2007-2014
16	23.950	2007-2014
654	24.200	2007-2014
246	24.330	2007-2014
161	25.150	2007-2015
177	25.410	2007-2014
118	25.600	2007-2015
118	25.660	2007-2015
315	25.920	2007-2015
157	25.980	2007-2015
553	26.110	2007-2015
400	26.870	2007-2015
1,023	27.120	2007-2015
79,771	27.500	2007-2015
374	28.520	2007-2014
148	28.770	2007-2015
170	34.620	2007-2015
170	34.680	2007-2015
102	34.930	2007-2015
205	35.060	2007-2015
629	37.730	2007-2015
92	37.850	2007-2015
89	38.870	2007-2015
114,820	40.650	2007-2015
110	41.470	2007-2015
2,017	44.710	2007-2015
533	45.290	2007-2016
594	45.410	2007-2016
143	45.730	2007-2015
341	46.050	2007-2016
1,903	46.170	2007-2015
190	46.300	2007-2015
69	46.620	2007-2016
157	46.750	2008-2017
95	47.000	2007-2015
393	48.270	2008-2017
345	48.330	2007-2016
597	48.590	2007-2016
157	48.650	2007-2016
235	48.970	2008-2017
143	49.100	2007-2015
157	49.540	2007-2016
115	49.600	2007-2016
314	49.670	2007-2016
89	50.490	2007-2016
785	50.680	2007-2016
393	50.750	2008-2017
78	51.000	2008-2017
236	51.130	2007-2016
550	51.380	2008-2017
156	52.400	2007-2016
234	52.590	2008-2017
99	52.910	2007-2016
157	53.030	2008-2017
70	53.410	2007-2016
157	53.480	2008-2017
78	53.670	2008-2017
701	53.790	2007-2016
314	54.110	2007-2016
1,258	54.240	2007-2016
974	54.560	2007-2016
158	54.680	2007-2016
157	54.870	2007-2016
393	55.130	2007-2016
1,022	55.260	2007-2016
78	55.380	2007-2016
115	55.450	2007-2016
157	55.570	2007-2016
179	55.640	2007-2016
472	55.760	2007-2016
105	55.890	2007-2016
549	56.270	2007-2016
392	56.340	2007-2016
148	56.650	2007-2016
574	56.720	2007-2016
138	56.910	2007-2016
235	57.480	2008-2017
157	57.670	2007-2016
262	57.730	2007-2016
157	58.110	2007-2016
354	58.680	2007-2016
863	58.940	2007-2017
314	59.070	2007-2016
157	59.190	2007-2016
393	60.020	2007-2016
156	61.230	2008-2017
78	61.800	2008-2017
324	61.920	2007-2016
471	62.050	2007-2016
157	62.240	2008-2017
472	62.810	2008-2017
45	62.880	2007-2014
786	62.940	2008-2017
314	63.130	2008-2017
157	63.320	2008-2017
314	63.640	2008-2017
708	63.890	2008-2017
112	64.270	2007-2016
54	64.650	2007-2016
56	64.850	2007-2016
156	64.970	2007-2016
78	65.540	2007-2016
212	66.430	2007-2016
112	67.580	2007-2016
157	70.500	2008-2017
550	74.240	2008-2017

The aggregate status of the WPP Share Option Schemes during 2007 was as follows:

Movement on options granted (represented in ordinary shares)

	1 January 2007 number	Granted number	Exercised number	Lapsed number	Outstanding 31 December 2007 number	Exercisable 31 December 2007 number
WPP	37,198,388	76,206	(3,499,794)	(2,042,924)	31,731,876	30,641,052
WWOP	10,380,987	3,589,375	(1,682,202)	(2,428,850)	9,859,310	2,872,550
Y&R	4,823,489	–	(1,740,866)	(101,094)	2,981,529	2,981,529
Tempus	273,196	–	–	(166,901)	106,295	106,295
Grey	1,376,015	–	(584,680)	–	791,335	404,478
24/7	–	1,543,880[1]	(305,620)	(54,150)	1,184,110	291,985
	54,052,075	5,209,461	(7,813,162)	(4,793,919)	46,654,455	37,297,889

Note

[1] Granted as consideration for acquisition of 24/7.

Weighted-average exercise price for options over:

	1 January 2007	Granted	Exercised	Lapsed	Outstanding 31 December 2007	Exercisable 31 December 2007
Ordinary shares (£)						
WPP	5.298	6.956	3.844	5.805	5.454	5.431
WWOP	6.228	7.681	4.822	6.457	6.875	6.532
Y&R	5.658	n/a	4.321	6.845	6.389	6.389
Tempus	3.332	n/a	n/a	2.938	3.952	3.952
Grey	2.279	n/a	1.616	n/a	3.499	3.499
ADRs ($)						
WPP	46.402	71.338	40.852	40.127	46.940	46.485
WWOP	54.042	75.760	48.002	62.245	62.109	46.144
Y&R	42.743	n/a	30.594	14.453	50.774	50.774
Grey	28.124	n/a	26.746	n/a	29.024	25.439
24/7	n/a	37.169	38.094	41.030	36.753	34.789

Options over ordinary shares

Range of exercise prices £	Outstanding: Weighted average exercise price £	Outstanding: Weighted average contractual life Months	Exercisable: Weighted average contractual life Months	Exercisable: Aggregate intrinsic value £m
2.260-10.770	5.906	84	85	12.5

Options over ADRs

Range of exercise prices $	Outstanding: Weighted average exercise price $	Outstanding: Weighted average contractual life Months	Exercisable: Weighted average contractual life Months	Exercisable: Aggregate intrinsic value $m
1.340-84.731	48.562	86	87	80.7

As at 31 December 2007 there was £7.7 million (2006: £12.7 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 17 months (2006: 16 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2007	2006	2005
Fair value of UK options (shares)	**188.3p**	203.5p	209.3p
Fair value of US options (ADRs)	**$17.85**	$20.15	$18.42
Weighted average assumptions:			
UK Risk-free interest rate	**5.26%**	4.72%	4.77%
US Risk-free interest rate	**4.53%**	4.47%	4.06%
Expected life (months)	**48**	48	48
Expected volatility	**25%**	35%	40%
Dividend yield	**1.5%**	1.7%	1.4%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2007 was £7.09 (2006: £6.58, 2005: £5.88) and the weighted average ADR price for the same period was $71.04 (2006: $60.60, 2005: $53.24).

Expected volatility is sourced from external market data and represents the historic volatility in the Group's share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

Terms of share option plans

The Worldwide Share Ownership Program is open for participation to employees with at least two years' employment in the Group. It is not available to those participating in other share-based incentive programs or to executive directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to parent company executive directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Share Owner Return) and EPS (Earnings per Share) objectives, as well as continued employment. In 2005, the Group moved away from the issuance of stock options for Leaders, Partners and High Potential Group and has since largely made grants of restricted stock instead (note 22).

The Group grants stock options with a life of ten years, including the vesting period. The terms of stock options with performance conditions are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

27. Equity share owners' funds
Movements during the year were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves £m	Own Shares[1] £m	Retained earnings £m	Total £m
Balance at 1 January 2006	125.3	2.1	37.2	(1,388.1)	167.3	(292.9)	5,253.6	3,904.5
Ordinary shares issued	2.1	72.9	(29.7)	18.5	–	–	9.2[2]	73.0
Share issue/cancellation costs	–	(0.1)	–	(0.4)	–	–	(1.2)	(1.7)
Share cancellations	(3.3)	–	–	–	3.3	–	(218.8)	(218.8)
Exchange adjustments on foreign currency net investments	–	–	–	–	(367.0)	–	–	(367.0)
Net profit for the year	–	–	–	–	–	–	435.8	435.8
Dividends paid	–	–	–	–	–	–	(118.9)	(118.9)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	70.9	70.9
Tax benefit of share-based payments	–	–	–	–	–	–	32.3	32.3
Net additions of own shares by ESOP Trusts	–	–	–	–	–	4.4	(43.3)	(38.9)
Actuarial gain on defined benefit pension schemes	–	–	–	–	–	–	26.0	26.0
Deferred tax credit on defined benefit pension schemes	–	–	–	–	–	–	5.3	5.3
Revaluation of other investments	–	–	–	–	9.5	–	–	9.5
Recognition of financial instruments during the year	–	–	–	–	16.8	–	(1.9)	14.9
Balance at 31 December 2006	124.1	74.9	7.5	(1,370.0)	(170.1)	(288.5)	5,449.0	3,826.9
Ordinary shares issued in respect of acquisitions	0.1	2.2	5.7	–	–	–	–	8.0
Other ordinary shares issued	0.7	29.5	(7.9)	4.2	–	–	1.7[2]	28.2
Share issue/cancellation costs	–	(2.7)	–	(0.1)	–	–	–	(2.8)
Share cancellations	(5.7)	–	–	–	5.7	–	(402.7)	(402.7)
Exchange adjustments on foreign currency net investments	–	–	–	–	71.7	–	–	71.7
Net profit for the year	–	–	–	–	–	–	465.9	465.9
Dividends paid	–	–	–	–	–	–	(138.9)	(138.9)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	62.4	62.4
Tax benefit of share-based payments	–	–	–	–	–	–	0.9	0.9
Net disposal of own shares by ESOP Trusts	–	–	–	–	–	45.9	(45.9)	–
Shares purchased into treasury	–	–	–	–	–	(12.7)	–	(12.7)
Actuarial gain on defined benefit pension schemes	–	–	–	–	–	–	27.0	27.0
Deferred tax charge on defined benefit pension schemes	–	–	–	–	–	–	(9.9)	(9.9)
Revaluation of other investments	–	–	–	–	108.1	–	–	108.1
Share purchases – close period commitments[3]	–	–	–	–	(64.8)	–	–	(64.8)
Recognition of financial instruments during the year	–	–	–	–	3.4	–	3.9	7.3
Reclassification of equity component of convertible bond redeemed during the year	–	–	–	–	(68.7)	–	68.7	–
Other movements	–	–	–	–	(0.2)	–	–	(0.2)
Balance at 31 December 2007	**119.2**	**103.9**	**5.3**	**(1,365.9)**	**(114.9)**	**(255.3)**	**5,482.1**	**3,974.4**

Notes

[1] The Company's holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan ('ESOP') trusts of shares in WPP Group plc for the purpose of funding certain of the Group's share-based incentive plans, details of which are disclosed in the Compensation Committee report on pages 129 to 139.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2007 was 43,889,384 (2006: 51,134,155), and £284.0 million (2006: £353.1 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2007 was 2,000,000 (2006: nil) and £12.9 million (2006: £nil) respectively.

[2] Represents the difference between the legal share capital and premium, recorded on the issue of new shares to satisfy option exercises, and the cash proceeds received on exercise.

[3] During the year, the Company entered into an arrangement with its broker to conduct share buybacks on the Company's behalf in the close period commencing on 2 January 2008 and ending on 28 February 2008, in accordance with UK listing rules. Under IAS 39, the commitment resulting from this agreement constitutes a financial liability at 31 December 2007 which must be recognised at fair value at that date. This liability is included in Trade and other payables: amounts falling due within one year and has been recognised as a movement in equity.

Other reserves comprise the following:

	Equity reserve £m	Revaluation reserve £m	Capital redemption reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2006	(16.4)	21.0	0.5	162.2	167.3
Share cancellations	–	–	3.3	–	3.3
Exchange adjustments on foreign currency net investments	–	–	–	(367.0)	(367.0)
Revaluation of other investments	–	9.5	–	–	9.5
Recognition of financial instruments during the year	16.8	–	–	–	16.8
Balance at 31 December 2006	0.4	30.5	3.8	(204.8)	(170.1)
Share cancellations	–	–	5.7	–	5.7
Exchange adjustments on foreign currency net	–	–	–	71.7	71.7
Revaluation of other investments	–	108.1	–	–	108.1
Recognition of financial instruments during the year	3.4	–	–	–	3.4
Share purchases – close period commitments	(64.8)	–	–	–	(64.8)
Reclassification of equity component of convertible bond redeemed during the year	(68.7)	–	–	–	(68.7)
Other movements	(0.2)	–	–	–	(0.2)
Balance at 31 December 2007	**(129.9)**	**138.6**	**9.5**	**(133.1)**	**(114.9)**

Reconciliation of movements in consolidated equity share owners' funds for the year ended 31 December 2007:

	2007 £m	2006 £m	2005 £m
Net profit for the year	**465.9**	435.8	363.9
Dividends paid	**(138.9)**	(118.9)	(100.2)
	327.0	316.9	263.7
Non-cash share-based incentive plans (including stock options)	**62.4**	70.9	68.6
Tax benefit of share-based payments	**0.9**	32.3	12.9
Exchange adjustments on foreign currency net investments	**71.7**	(367.0)	266.1
Ordinary shares issued in respect of acquisitions	**8.0**	–	506.4
Share issue/cancellation costs	**(2.8)**	(1.7)	(3.6)
Other ordinary shares issued	**28.2**	73.0	18.3
Share cancellations	**(402.7)**	(218.8)	(123.3)
Shares purchased into treasury	**(12.7)**	–	–
Actuarial gain/(loss) on defined benefit pension schemes	**27.0**	26.0	(16.5)
Deferred tax (charge)/credit on defined benefit pension schemes	**(9.9)**	5.3	3.6
Net additions of own shares by ESOP Trusts	–	(38.9)	(29.0)
Transfer to goodwill	–	–	(5.1)
Revaluation of other investments	**108.1**	9.5	21.0
Shares repurchases – close period commitments	**(64.8)**	–	–
Recognition of financial instruments during the year	**7.3**	14.9	(27.6)
Other movements	**(0.2)**	–	–
Net additions/(reductions) to equity share owners' funds	**147.5**	(77.6)	955.5
Opening equity share owners' funds	**3,826.9**	3,904.5	2,949.0
Closing equity share owners' funds	**3,974.4**	3,826.9	3,904.5

28. Acquisitions

The Group accounts for acquisitions in accordance with IFRS 3 'Business Combinations'. IFRS 3 requires the acquiree's identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the income statement or as an adjustment to goodwill as appropriate under IFRS 3.

The fair value adjustments for certain acquisitions included in the following tables have been determined provisionally at the balance sheet date.

Acquisition of 24/7 Real Media, Inc

On 2 July 2007 the Company finalised its acquisition of 100% of the issued share capital of 24/7 Real Media, Inc ("24/7"). The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group.

	Book value at acquisition £m	Fair value adjustments[1] £m	Fair value to Group £m
Intangible assets	5.2	50.2	55.4
Property, plant and equipment	5.2	–	5.2
Interests in associates and other investments	3.3	–	3.3
Current assets	80.0	–	80.0
Total assets	**93.7**	**50.2**	**143.9**
Current liabilities	(31.8)	(5.0)	(36.8)
Bonds and bank loans	(7.5)	–	(7.5)
Trade and other payables due after one year	(18.4)	–	(18.4)
Deferred taxes	–	(19.3)	(19.3)
Provisions	–	(2.5)	(2.5)
Total liabilities	**(57.7)**	**(26.8)**	**(84.5)**
Net assets	**36.0**	**23.4**	**59.4**
Goodwill			270.7
Consideration			330.1
Consideration satisfied by:			
Cash			316.5
Debt redemption premium			3.4
Shares to be issued			5.7
Capitalised acquisition costs			4.5

Note

[1] Fair value adjustments comprise adjustments to bring the book value of the assets and liabilities of 24/7 to fair value, principally through the recognition of intangible assets (comprising customer relationships, proprietary tools and brands) and related deferred tax liabilities.

Net cash (outflows)/inflows in respect of 24/7 comprised:

	£m
Cash consideration	(316.5)
Cash at bank and in hand acquired	34.5
Debt redemption premium	(3.4)
Acquisition costs	(4.5)
	(289.9)

The post-acquisition contribution of 24/7 to the Group's revenue and operating profit was not material.

Other acquisitions

The Group acquired a number of other subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	2.4	36.2	38.6
Property, plant and equipment	7.0	(0.4)	6.6
Current assets	124.9	(1.7)	123.2
Total assets	**134.3**	**34.1**	**168.4**
Current liabilities	(94.1)	(9.8)	(103.9)
Trade and other payables due after one year	(6.3)	(6.2)	(12.5)
Deferred taxes	(0.2)	(5.9)	(6.1)
Provisions	(2.0)	(1.3)	(3.3)
Total liabilities	**(102.6)**	**(23.2)**	**(125.8)**
Net assets	**31.7**	**10.9**	**42.6**
Minority interest			(6.6)
Goodwill			239.9
Consideration			275.9
Consideration satisfied by:			
Cash			173.1
Shares issued			2.3
Payments due to vendors			98.5
Capitalised acquisition costs			2.0

In aggregate, acquisitions completed in 2007 (including 24/7) contributed £132.2 million to revenues, £14.7 million to operating profit and £24.7 million to headline PBIT. There were no material acquisitions completed between 31 December 2007 and the date the financial statements have been authorised for issue.

If all acquisitions had been completed on the first day of the financial year, Group revenues for the period would have been £6,442.8 million, operating profit would have been £818.4 million and Headline PBIT would have been £955.6 million.

29. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

	Country of Incorporation
Grey Global Group, Inc	US
J. Walter Thompson Company, Inc	US
GroupM Worldwide, Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US

All of these subsidiaries are operating companies and are 100% owned by the Group.

A more detailed listing of the operating subsidiary undertakings is given on pages 10 and 11. The Company directly or indirectly holds controlling interests in the issued share capital of these undertakings with the exception of those specifically identified.

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list only those undertakings required by that provision, as an exhaustive list would involve a statement of excessive length. A full listing of the Company's subsidiary undertakings is included in the Company's Annual Return.

30. Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

In the year ended 31 December 2007, the Group paid costs of £0.5 million (2006: £0.3 million) in connection with an action for the misuse of private information and an action for libel, in which Sir Martin Sorrell was a claimant. These costs were authorised by the Board as an integral part of broader legal actions, some of which are ongoing, to protect the commercial interests of the Group. The total amount incurred of £0.8 million was disclosed in the 2006 Annual Report and has not increased.

31. Reconciliation to non-GAAP measures of performance

Reconciliation of profit before interest and taxation to Headline PBIT:

	2007 £m	2006 £m	2005 £m
Profit before interest and taxation	**846.1**	782.7	686.7
Gains on disposal of investments	**(3.4)**	(7.3)	(4.3)
Goodwill impairment	**44.1**	35.5	46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses	**1.7**	8.8	1.1
Amortisation and impairment of acquired intangible assets	**40.3**	43.3	25.3
Share of exceptional gains of associates	**(0.8)**	(4.0)	–
Headline PBIT	**928.0**	859.0	754.8
Finance income	**139.4**	111.0	87.6
Finance charges (excluding revaluation of financial instruments)	**(250.1)**	(203.7)	(173.4)
	(110.7)	(92.7)	(85.8)
Interest cover on Headline PBIT	**8.4 times**	9.3 times	8.8 times

Reconciliation of profit before taxation to Headline PBT and Headline earnings:

	2007 £m	2006 £m	2005 £m
Profit before taxation	**719.4**	682.0	592.0
Gains on disposal of investments	**(3.4)**	(7.3)	(4.3)
Goodwill impairment	**44.1**	35.5	46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses	**1.7**	8.8	1.1
Amortisation and impairment of acquired intangible assets	**40.3**	43.3	25.3
Share of exceptional gains of associates	**(0.8)**	(4.0)	–
Revaluation of financial instruments	**16.0**	8.0	8.9
Headline PBT	**817.3**	766.3	669.0
Taxation	**(204.3)**	(199.4)	(194.0)
Minority interests	**(49.2)**	(46.8)	(34.1)
Headline earnings	**563.8**	520.1	440.9
Ordinary dividends	**138.9**	118.9	100.2
Dividend cover on Headline earnings	**4.1 times**	4.4 times	4.4 times

Calculation of Headline EBITDA:

	2007 £m	2006 £m	2005 £m
Headline PBIT (as above)	**928.0**	859.0	754.8
Depreciation of property, plant and equipment	**126.3**	129.1	111.4
Amortisation of other intangible assets	**18.1**	13.5	10.7
Headline EBITDA	**1,072.4**	1,001.6	876.9

Headline PBIT margins before and after share of results of associates:

	Margin %	2007 £m	Margin %	2006 £m	Margin %	2005 £m
Revenue		**6,185.9**		5,907.8		5,373.7
Headline PBIT	**15.0%**	**928.0**	14.5%	859.0	14.0%	754.8
Share of results of associates (excluding exceptional gains)		**(40.6)**		(37.1)		(33.9)
Headline PBIT excluding share of results of associates	**14.3%**	**887.4**	13.9%	821.9	13.4%	720.9

Calculation of effective tax rate on Headline PBT:

	2007 £m	2006 £m	2005 £m
Taxation	**(204.3)**	(199.4)	(194.0)
Headline PBT	**817.3**	766.3	669.0
Effective tax rate on Headline PBT	**25.0%**	26.0%	29.0%

Headline diluted earnings per ordinary share:

	2007 £m	2006 £m	2005 £m
Headline earnings	**563.8**	520.1	440.9
Earnings adjustment:			
Dilutive effect of convertible bonds	**0.9**	1.1	–
Weighted average number of ordinary shares	**1,227,016,974**	1,242,232,290	1,224,804,570
Headline diluted earnings per ordinary share	**46.0p**	42.0p	36.0p

Reconciliation of free cash flow:

	2007 £m	2006 £m	2005 £m
Cash generated by operations	**1,120.6**	860.6	1,020.3
Plus:			
Interest received	**102.6**	75.2	62.4
Investment income	**3.1**	2.4	5.6
Dividends from associates	**28.0**	20.3	13.4
Issue of shares	**34.8**	70.9	20.3
Proceeds on disposal of property, plant and equipment	**8.3**	22.4	6.7
Less:			
Movements in working capital and provisions	**(25.4)**	171.1	(107.6)
(Losses)/gains on sale of property, plant and equipment	**(1.0)**	3.7	(1.1)
Interest and similar charges paid	**(212.0)**	(135.1)	(128.2)
Purchases of property, plant and equipment	**(151.1)**	(167.8)	(160.5)
Purchases of other intangible assets (including capitalised computer software)	**(19.7)**	(16.7)	(10.8)
Corporation and overseas tax paid	**(151.0)**	(162.0)	(136.0)
Dividends paid to minority shareholders in subsidiary undertakings	**(38.9)**	(28.8)	(24.0)
Free cash flow	**698.3**	716.2	560.5

Company balance sheet

As at 31 December 2007

	Notes	2007 £m	2006 £m
Fixed assets			
Investments	33	**6,245.6**	6,149.1
		6,245.6	6,149.1
Current assets			
Debtors	34	**472.5**	807.6
Cash at bank and in hand		**0.5**	–
		473.0	807.6
Creditors: amounts falling due within one year	35	**(621.0)**	(781.4)
Net current (liabilities)/assets		**(148.0)**	26.2
Total assets less current liabilities		**6,097.6**	6,175.3
Creditors: amounts falling due after more than one year	36	**(823.2)**	(402.3)
Net assets		**5,274.4**	5,773.0
Capital and reserves			
Called-up share capital	37	**119.2**	124.1
Share premium account	37	**103.9**	74.9
Shares to be issued	37	**5.3**	7.5
Other reserves	37	**20.2**	23.1
Profit and loss account	37	**5,025.8**	5,543.4
Equity share owners' funds		**5,274.4**	5,773.0

Note
The accompanying notes form an integral part of this balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 24 April 2008.

Sir Martin Sorrell
Group chief executive

P W G Richardson
Group finance director

As provided by Section 230, Companies Act 1985, the profit and loss account for the Company has not been presented.
Included within the consolidated income statement for the year ended 31 December 2007 is a loss of £37.0 million (2006: £7.8 million) related to the Company.

Notes to the Company balance sheet

32. Accounting policies
The principal accounting policies of WPP Group plc (the Company) are summarised below. These accounting policies have all been applied consistently throughout the year and preceding year.

a) Basis of accounting
The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards and the Companies Act 1985.

b) Translation of foreign currency
Foreign currency transactions arising from operating activities are translated from local currency into pounds sterling at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are translated at the period-end exchange rate. Foreign currency gains or losses are credited or charged to the profit and loss account as they arise.

c) Investments
Fixed asset investments are stated at cost less provision for impairment.

d) Taxation
Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets and liabilities are not discounted.

e) UITF 44: Group and treasury share transactions
Where a parent entity grants rights to its equity instruments to employees of a subsidiary, and such share-based compensation is accounted for as equity-settled in the consolidated financial statements of the parent, UITF 44 requires the subsidiary to record an expense for such compensation in accordance with FRS 20 (Share based payments), with a corresponding increase recognised in equity as a contribution from the parent. Consequently, in the financial statements of the parent (WPP Group plc), the Company has recognised an addition to fixed asset investments of the aggregate amount of these contributions of £62.4 million in 2007 (2006: £70.9 million), with a credit to equity for the same amount.

33. Fixed asset investments
The following are included in the net book value of fixed asset investments:

	Subsidiary undertakings £m
31 December 2006	6,149.1
Additions	96.5
31 December 2007	**6,245.6**

Fixed asset investments represent 100% of the issued share capital of WPP 2005 Limited, a company incorporated in Great Britain. Fixed asset investments were purchased in a share-for-share exchange. At 31 December 2007 cost and net book value were the same.

34. Debtors
The following are included in debtors:

	2007 £m	2006 £m
Amounts owed by subsidiary undertakings	**460.4**	806.3
Prepayments and accrued income	**12.1**	1.3
	472.5	807.6

35. Creditors: amounts falling due within one year
The following are included in creditors falling due within one year:

	2007 £m	2006 £m
Bank loans and overdrafts	**556.2**	764.4
Amounts due to subsidiary undertakings	**35.6**	10.3
Other creditors and accruals	**29.2**	6.7
	621.0	781.4

36. Creditors: amounts falling due after more than one year
The following are included in creditors falling due after more than one year:

	2007 £m	2006 £m
Corporate bonds	**823.2**	402.3

The aggregate amount falling due after more than five years is £823.2 million.

The Company has in issue €600 million of 4.375% bonds due 2013 and £400 million of 6% bonds due 2017.

37. Equity share owners' funds
Movements during the year were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Other reserves £m	Profit and loss account £m
At 31 December 2006	124.1	74.9	7.5	23.1	5,543.4
Ordinary shares issued in respect of acquisitions	0.1	2.2	5.7	–	–
Other ordinary shares issued	0.7	29.5	(7.9)	4.2	(0.6)
Share issue/cancellation costs	–	(2.7)	–	(0.1)	–
Share cancellations	(5.7)	–	–	5.7	(402.7)
Retained loss for the year	–	–	–	–	(37.0)
Dividends paid	–	–	–	–	(139.7)
Equity granted to employees of subsidiaries	–	–	–	–	62.4
Shares purchased into treasury	–	–	–	(12.7)	–
At 31 December 2007	**119.2**	**103.9**	**5.3**	**20.2**	**5,025.8**

Other reserves at 31 December 2007 comprise a capital redemption reserve of £9.5 million (2006: £3.8 million), a merger reserve of £23.4 million (2006: £19.3 million) and treasury shares of £12.7 million (2006: £nil).

At 31 December 2007 the Company's distributable reserves amounted to £4,892.5 million (2006: £5,472.5 million). Further details of the Company's share capital are shown in notes 26 and 27.

Further details of dividends are shown in note 8.

Reconciliation of movements in equity share owners' funds for the year ended 31 December 2007:

	2007 £m	2006 £m
Loss for the year	**(37.0)**	(7.8)
Dividends paid	**(139.7)**	(118.9)
	(176.7)	(126.7)
Shares to be issued in respect of acquisitions	**8.0**	–
Equity granted to employees of subsidiaries	**62.4**	70.9
Share issue/cancellation costs	**(2.8)**	(0.5)
Other ordinary shares issued	**25.9**	69.7
Share cancellations	**(402.7)**	(218.8)
Shares purchased into treasury	**(12.7)**	–
Net reductions to equity share owners' funds	**(498.6)**	(205.4)
Opening equity share owners' funds	**5,773.0**	5,978.4
Closing equity share owners' funds	**5,274.4**	5,773.0

38. Guarantees and other financial commitments
The Company guarantees a number of Group banking arrangements and other financial commitments on behalf of certain subsidiary undertakings.

Independent auditors' report

Independent Auditors' report to the members of WPP Group plc

We have audited the Group and parent company financial statements of WPP Group plc for the year ended 31 December 2007 which comprise the accounting policies, the consolidated income statement, the consolidated and parent company balance sheets, the consolidated cash flow statement, the consolidated statement of recognised income and expenses and the related notes 1 to 38. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union and for preparing the parent individual company financial statements and the directors' remuneration report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you whether, in our opinion, the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report (as described in the contents section) and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 31 December 2007 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the individual company's affairs as at 31 December 2007;
- the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

Separate opinion in relation to IFRS

As explained in the accounting policies to the financial statements, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also complied with the IFRS as issued by the International Accounting Standards Board. In our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group's affairs as at 31 December 2007 and of its profit for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, 24 April 2008

Five-year summary*

	2007 £m	2006 £m	2005 £m	2004 £m	2003 £m
Income statement					
Billings	**31,665.5**	30,140.7	26,673.7	19,598.0	18,621.3
Revenue	**6,185.9**	5,907.8	5,373.7	4,299.5	4,106.0
Operating profit	**804.7**	741.6	652.8	475.5	415.3
Headline PBIT[1]	**928.0**	859.0	754.8	560.2	533.5
Profit before taxation	**719.4**	682.0	592.0	434.4	349.9
Headline PBT[2]	**817.3**	766.3	669.0	489.6	473.4
Profit for the year	**515.1**	482.6	398.0	299.4	208.4
Balance sheet					
Non-current assets	**8,689.9**	7,732.3	8,196.9	6,026.4	6,386.4
Net current liabilities	**(1,342.7)**	(1,120.4)	(1,150.5)	(504.0)	(590.9)
Non-current trade and other payables	**(796.6)**	(715.6)	(703.0)	(536.6)	(1,691.1)
Provisions for liabilities and charges (including provision for post-employment benefits)	**(251.8)**	(292.4)	(363.1)	(289.2)	(288.6)
Net assets	**4,094.8**	3,918.4	3,985.8	3,065.7	3,815.8
Net debt	**(1,285.7)**	(814.6)	(804.0)	(300.4)	(361.5)
Average net debt	**(1,458.0)**	(1,214.0)	(1,212.0)	(1,083.0)	(1,222.0)

	2007	2006	2005	2004	2003
Our people					
Revenue per employee (£000)	**72.9**	76.0	75.8	74.4	79.6
Gross profit per employee (£000)	**69.0**	72.2	72.4	70.5	75.0
Average headcount	**84,848**	77,686	70,936	57,788	51,604
Share information					
Headline[3] – basic earnings per share	**47.9p**	43.3p	36.7p	28.9p	29.8p
– diluted earnings per share	**46.0p**	42.0p	36.0p	27.9p	29.0p
Reported – basic earnings per share	**39.6p**	36.3p	30.3p	24.0p	18.7p
– diluted earnings per share	**38.0p**	35.2p	29.7p	23.4p	18.2p
Dividends per share[4]	**13.45p**	11.21p	9.34p	7.78p	6.48p
Share price – high	**787.5p**	706.5p	630.5p	643p	596p
– low	**576.5p**	609.0p	534.5p	469.5p	320p
Market capitalisation at year-end (£m)	**7,708.9**	8,566.4	7,880.7	6,792.0	6,513.1

* Figures for 2007, 2006, 2005 and 2004 have been prepared in accordance with IFRS (International Financial Reporting Standards, incorporating International Accounting Standards), which the Group adopted in 2005. Figures for 2003 have been prepared under UK GAAP, as previously disclosed in the Group's Annual Report and Accounts for that year.

Notes

1 The calculation of Headline PBIT for 2007, 2006 and 2005 is set out in note 31 of the financial statements. The calculation of Headline PBIT for 2003 is set out in accordance with UK GAAP as previously reported as follows: Profit before interest, taxation, goodwill amortisation and impairment and fixed asset gains and write-downs.

2 The calculation of Headline PBT for 2007, 2006 and 2005 is set out in note 31 of the financial statements. The calculation of Headline PBT for 2003 is set out in accordance with UK GAAP as previously reported as follows: Profit before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes.

3 Headline earnings per share for 2007, 2006 and 2005 is set out in note 31 of the financial statements. The calculation of Headline earnings per share for 2003 is set out in accordance with UK GAAP as previously reported and excludes goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes.

4 Dividends per share represents the dividends declared in respect of each year.

The information on this page is unaudited.

Financial glossary

Term used in Annual Report	US equivalent or brief description
Allotted	Issued
ADRs/ADSs	American Depositary Receipts/American Depositary Shares. The Group uses the terms ADR and ADS interchangeably. One ADR/ADS represents five ordinary shares
Average net debt	Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group's automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet
Billings	Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Combined Code	The 'Principles of Good Governance' and the provisions of the 'Code of Best Practice' issued by the Hampel Committee on Corporate Governance and the London Stock Exchange
Constant currency	The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2007 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements
ESOP	Employee share ownership plan
Estimated net new billings	Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' media budgets, which may not necessarily result in actual billings of the same amount
EURIBOR	The euro area inter-bank offered rate for euro deposits
Finance lease	Capital lease
Free cash flow	Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to minority shareholders in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets
Freehold	Ownership with absolute rights in perpetuity
Hampel Committee	UK committee on corporate governance established in November 1995 to review the implementation of the findings of the Cadbury and Greenbury Committees
Headline earnings	Headline PBT less taxation and minority interests
Headline EBITDA	Profit before finance income/costs, taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets and depreciation of property, plant and equipment

Term used in Annual Report	US equivalent or brief description
Headline operating profit	Operating profit before investment gains and write-downs, goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangible assets
Headline PBIT	Profit before finance income/costs, taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangible assets and share of exceptional gains of associates
Headline PBT	Profit before taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains of associates and gains/losses arising from the revaluation of financial instruments
Higgs Report	Report in the UK by Derek Higgs on the role and effectiveness of non-executive directors
IFRS/IAS	International Financial Reporting Standard/International Accounting Standard
LIBOR	The London inter-bank offered rate
Operating margin	Headline PBIT as a percentage of revenue
Profit	Income
Profit attributable to equity holders of the parent	Net income
Pro forma ('like-for-like')	Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms 'pro forma' and 'like-for-like' interchangeably
Proposed dividend	Dividend declared by directors but not yet approved by share owners
Provision against deferred tax assets	Valuation allowance
Sarbanes-Oxley Act	An Act passed in the US to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Short leasehold	A short lease is where the portion of the term remaining unexpired at the end of the financial year is less than 50 years
Smith Report	Report in the UK by Sir Robert Smith on the role of audit committees
SORIE	Consolidated statement of recognised income and expense
2004 UK GAAP	UK Generally Accepted Accounting Principles ('UK GAAP') extant in respect of 2004 – the basis of preparation of the Group's consolidated financial statements for the year ended 31 December 2004, as previously reported, prior to the implementation of International Financial Reporting Standards ('IFRS')
Turnbull Report	Guidance issued by the Institute of Chartered Accountants in England & Wales on the implementation of the internal control requirements of the Combined Code on Corporate Governance at the request of the London Stock Exchange


SAMCUIA

About share ownership

Information for share owners

Share owners' register

A register of share owners' interests is kept at the Company's head office and is available for inspection on request. The register includes information on nominee accounts and their beneficial owners.

Analysis of shareholdings at 31 December 2007

Issued share capital as at 31 December 2007: 1,191,491,263 ordinary shares.

Number of shares held	Number of holders	% owners	Shareholdings	% Outstanding
1-100	2,458	20.77	85,268	0.01
101-250	1,298	10.97	236,802	0.02
251-500	1,582	13.37	602,109	0.05
501-1,000	1,679	14.19	1,297,563	0.11
1,001-5,000	1,952	16.50	4,391,393	0.37
5,001-10,000	422	3.57	3,031,907	0.25
10,001-25,000	480	4.06	8,035,609	0.67
25,001-50,000	372	3.14	13,477,814	1.13
50,001-100,000	400	3.38	28,724,511	2.41
100,001-500,000	785	6.64	176,026,040	14.77
500,001-1,000,000	196	1.66	138,402,923	11.62
1,000,001-2,000,000	112	0.95	158,218,347	13.28
2,000,001-3,000,000	35	0.30	85,396,363	7.17
3,000,001-4,000,000	17	0.14	58,834,781	4.94
4,000,001 and above	43	0.36	514,729,833	43.20
Total	**11,831**	**100**	**1,191,491,263**	**100**

Share owners by geography	%	Share owners by type	%
UK	39	Institutional investors	95
US	32	Employees	4
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	29	Other individuals	1
Total	**100**	**Total**	**100**

Share owners by geography %



UK	39
US	32
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	29

Share owners by type %



Institutional investors	95
Employees	4
Other individuals	1

Dividends

Ordinary share owners have received the following dividends in respect of each financial year:

	2007	2006	2005	2004	2003
Interim dividend per ordinary share	**4.32p**	3.60p	3.00p	2.50p	2.08p
Final (2007 proposed) dividend per ordinary share	**9.13p**	7.61p	6.34p	5.28p	4.40p
Total	**13.45p**	11.21p	9.34p	7.78p	6.48p

American Depositary Receipts (ADRs)

Each ADR represents five ordinary shares.

ADR holders receive the annual and interim reports issued by WPP Group plc.

WPP Group plc is subject to the informational requirements of the US securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission. These documents are available at the Commission's website, www.sec.gov. Our reports on Form 20-F are also available from our Investor Relations departments in London or New York.

ADR dividends

ADR holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP Group plc shares and receive all cash dividends in US dollars. These are normally paid twice a year.

Dividend cheques are mailed directly to the ADR holder on the payment date if ADRs are registered with WPP's US depositary. Dividends on ADRs that are registered with brokers are sent to the brokers, who forward them to ADR holders. WPP's US depositary is Citibank N.A. (address on page 195).

Dividends per ADR in respect of each financial year are set out below.

	2007	2006	2005	2004	2003
In £ sterling					
Interim	**21.60p**	18.00p	15.00p	12.50p	10.40p
Final (2007 proposed)	**45.65p**	38.05p	31.70p	26.40p	22.00p
Total	**67.25p**	56.05p	46.70p	38.90p	32.40p
In US dollars[1]					
Interim	**43.24¢**	33.18¢	27.28¢	22.91¢	17.01¢
Final (2007 proposed)	**91.39¢**	70.13¢	57.66¢	48.38¢	35.98¢
Total	**134.63¢**	103.31¢	84.94¢	71.29¢	52.99¢

Note

[1] These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 160. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Dollar amounts paid to ADR holders depend on the sterling/dollar exchange rate at the time of payment.

No withholding tax is imposed on dividends paid to ADR holders and there will be no entitlement to offset any part of the notional UK taxation credit against any US taxation liability. The dividend received will be subject to US taxation.

Following the Jobs and Growth Tax Relief Reconciliation Act of 2003, certain dividends subject to US taxation may be taxed at a reduced rate of 15% if various conditions are met; share owners are advised to consult their professional advisors accordingly.

Financial calendar

- The 2007 final dividend will be paid on 7 July 2008 to share owners on the register at 6 June 2008.
- Interim statements for the half-year ending 30 June are issued in August.
- Quarterly trading announcements are issued in April and October.
- Interim dividends are paid in November.
- Preliminary announcements of results for the financial year ending 31 December are issued in February.
- Annual Reports are posted to share owners in May.
- Annual General Meetings are held in London in June.

Share price

The mid-market price of the shares at 31 December was as follows:

	2007	2006	2005	2004	2003
Ordinary 10p shares	**647.0p**	690.5p	629.0p	573.0p	548.5p

Within the UK, the latest ordinary share price information is available on Ceefax and Teletext and also the Cityline service operated by the *Financial times* (telephone 0906 843 4544; calls charged at 60p per minute at all times).

Share price information is also available online at www.wpp.com/investor.

Access numbers/Ticker symbols

	NASDAQ	Reuters	Bloomberg
Ordinary shares	–	WPP.L	WPP LN
American Depositary Shares	WPPGY	WPPGY.O	WPPGY US

Online information

WPP's public website, www.wpp.com, provides current and historical financial information, news releases, trading reports and share price information. Go to www.wpp.com/investor.

Registrar and transfer office

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
Enquiry number: 0870 707 1411

American Depositary Receipts (ADRs) office

Citibank N.A.
PO Box 43077
Providence
RI 02940-3077

Telephone enquiries: within the US 1 877 248 4237
Telephone enquiries: outside the US 1 781 575 4555
E-mail enquiries: citibank@shareholders-online.com

WPP registered office

Pennypot Industrial Estate
Hythe
Kent CT21 6PE

The Company's registered number is 05537577.

Tax information

Reclaiming income tax on dividends

For all dividends, the tax credit available to individual share owners resident in the UK is one-ninth of the dividend; tax credits are not repayable to UK holders with no tax liability. Individuals whose income is within the lower or basic tax rate bands are liable to tax at 10% on the dividend income and the tax credit will satisfy their income tax liability on UK dividends. The higher rate of tax on dividend income is 32.5% with relief available for the tax credit referred to above.

Capital gains tax

The market value of an ordinary share at 31 March 1982 was 39p. Since that date rights issues have occurred in September 1986, August 1987 and April 1993. For capital gains tax purposes the acquisition cost of ordinary shares is adjusted to take account of such rights issues. Since any adjustments will depend on individual circumstances, share owners are advised to consult their professional advisors.

Where to find us

Contact points

WPP London
27 Farm Street
London W1J 5RJ
Tel +44 (0)20 7408 2204
Fax +44 (0)20 7493 6819

WPP New York
125 Park Avenue
New York NY 10017-5529
Tel +1 (212) 632 2200
Fax +1 (212) 632 2222

WPP Asia Pacific
Stuart Neish
Tel +81 90 9688 1951
Fax +852 2280 5412
sneish@wpp.com

WPP Latin America
Ann Newman
Tel +1 (212) 632 2275
Fax +1 (212) 632 2297
anewman@wpp.com

WPP China
Scott Spirit
Tel +86 21 2405 1253
Fax +86 21 5407 5958
sspirit@wpp.com

Investor relations
Paul Richardson
Group finance director
Tel +1 (212) 632 2200
Fax +1 (212) 632 2222
prichardson@wpp.com

Chris Sweetland
Deputy Group finance director
Tel +44 (0)20 7408 2204
Fax +44 (0)20 7493 6819
csweetland@wpp.com

Fran Butera
Investor relations director
Tel +1 (212) 632 2235
Fax +1 (212) 632 2493
fbutera@wpp.com

Investor information
Investor relations material and our financial statements are available online at www.wpp.com/investor.

Media relations
Feona McEwan
Group communications director
Tel +44 (0)20 7408 2204
Fax +44 (0)20 7493 6819
fmcewan@wpp.com

Kevin McCormack
US press officer
Tel +1 (212) 632 2239
Fax +1 (212) 632 2280
kmccormack@wpp.com

Belinda Rabano
Asia Pacific head of corporate communications
Tel +86 10 8520 3066
Fax +86 10 8520 3033
brabano@wpp.com

Group information

If you would like further general information about WPP, its companies or any of the programs, publications or initiatives mentioned in this report, please visit our website, www.wpp.com, or contact:

Feona McEwan or Richard Hampson
at WPP in London
Tel +44 (0)20 7408 2204
Fax +44 (0)20 7493 6819
fmcewan@wpp.com
rhampson@wpp.com

Kevin McCormack
at WPP in New York
Tel +1 (212) 632 2200
Fax +1 (212) 632 2222
kmccormack@wpp.com

Belinda Rabano
at WPP in Beijing
Tel +86 10 8520 3066
Fax +86 10 8520 3033
brabano@wpp.com

e.wire, WPP's public monthly online news bulletin providing a round-up of news from around the WPP world, is automatically delivered to subscribers' e-mail addresses. Register to receive *e.wire* at www.wpp.com.

Recognition for WPP Annual Reports

2007
- *Accountancy Age*, Winner.
- *LACP Vision Awards* Platinum Award. Ranked 6 (out of 2,500 worldwide entries) in Top 100 Annual Reports.
- *International ARC Awards* Ranked 19 (out of 425 worldwide entries) with a Gold, Silver and Bronze.

2006
- *LACP Vision Awards* Platinum Award. Ranked 4 (out of 1,957 worldwide entries) in Top 100 Annual Reports.
- *International ARC Awards* Four Golds.
- *Annual Report on Annual Reports* Ranked 9 in Global Top 300 ("A+ World Class").

2005
- *Accountancy Age*, Winner.
- *LACP Vision Awards* Ranked 9 (out of 1,435 worldwide entries) in Top 100 Annual Reports. Platinum Award for Best in Class. Platinum Award for Most Engaging Annual Report across all categories of companies.
- *Annual Report on Annual Reports* Ranked 5 in Global Top 200 ("A+ World Class").

2004
- *Annual Report on Annual Reports* Ranked 13 in Global 200 ("A- Superior Report").

2003
- *LACP Vision Awards* Platinum Award for Most Creative Annual Report.
- *Accountancy Age*, Runner-up.

Written and produced by WPP
Portraits by Mitch Jenkins and Christian Oth
Designed by Addison Corporate Marketing
Printed in the UK by St Ives Westerham Press Ltd

Printed on Revive 100 Silk, a 100% recycled paper.
The composition of the paper is 100% de-inked post-consumer waste. All pulps used are unbleached and the manufacturing mill is accredited with the ISO 14001 standard for environmental management.

About the artists

1 **Bushman, Giraffe and Huts,** 1996, Joao W. Dikuanga
2 **Corn,** 1995, Flai Shipipa
3 **Animals of the Bush,** 1994, Alois Sijaja
4 **Baobabs and Storm Clouds,** 1994, Stefaans Samcuia
5 **Only Tree and Gemsbuck,** 1996, Stefaans Samcuia
6 **Basket,** 1996 Donna Rumao (featured on back cover)
7 **Vehicle Fright,** Joao W. Dikuanga
8 **Red Buck,** 2001, Stefaans Samcuia
9 **Untitled,** 1994, Stefaans Samcuia
10 **Trees and Moons,** 1994, Flai Shipipa
11 **Two Gemsbuck,** 1996, Stefaans Samcuia
12 **Man and Woman Sitting,** 1994, Stefaans Samcuia
13 **Elephants and Fish,** 2001, Fercianao Ndala
14 **Circles,** 1995, Donna Rumao
15 **Elephant Blue,** 1995, Stefaans Samcuia

Details
from Eland, Stefaans Samcuia
from Two Buck, Andry Kashivi
from Two Elephants and Five Buck, Katunga Carimbwe
from Frog and Shimboamba, Flai Shipipa
from Animals and Frogs, Monto Masako
from Six Buck, Flai Shipipa
from Two Giraffes, M. Masseka

The striking illustrations in this Report are original works from the !Xun and Khwe Community, probably the largest settlement of the San or Bushmen, the indigenous people of Southern Africa. They were created between 1994 and 2006 and are reproduced by kind permission of Hella Rabbethge-Schiller, who owns the world's largest private collection of this art.

These unique pieces – oil paintings, mixed media on paper and linocuts – are a testament to the spirit of their creators, who have produced extraordinary art in troubled circumstances. Originally refugees from Namibia and Angola, traumatized by civil war and persecution, they found their home in 2002 in a township called Platfontein, a farm ceded to them by the South African government, near Kimberley in South Africa's Northern Cape.

The collector's relationship with South Africa dates back to her childhood which she spent on a small farm near Kimberley. Inspired by the vitality and creativity of the San works, she has been supporting the artists and their community since the early 1990s by collecting and promoting their art – and so encouraging them to continue. At her suggestion, 60% of the royalties for the use of the work in this Report will revert back to the Community.

Many of these works featured in an early exhibition, entitled *Memory and Magic*, and which is now a book (published by Jacana Media in Johannesburg and available from them at www.jacana.co.za). The *Magic* of the title refers to the belief systems which the artists, many of them illiterate and with no formal training, say inform their work – illustrating their history, bridging the modern world and the myths of their ancestors.

Many of the artists were raised in the hunter-gatherer tradition. Every piece tells a story. Dreams often feature in the work, as do memories of life in their homelands.

Hella Rabbethge-Schiller now lives in Rosenheim, Germany, where she continues to promote San art. Her collection, an important part of South Africa's cultural heritage, has been exhibited worldwide.

It has given WPP much pleasure to showcase the remarkable works from the San people. WPP companies have had a presence in the African continent since 1928. In 2007, between them, 21 WPP companies operated in 23 African countries.

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WPP

Advertising
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Information, Insight & Consultancy
Public Relations & Public Affairs
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Direct, Digital, Promotion & Relationship Marketing
Specialist Communications

27 Farm Street
London W1J 5RJ
Telephone +44 (0)20 7408 2204
Fax +44 (0)20 7493 6819

125 Park Avenue
New York NY 10017-5529
Telephone +1 (212) 632 2200
Fax +1 (212) 632 2222

www.wpp.com



END